As filed with the Securities and Exchange Commission on March 21, 2025.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

STUBHUB HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware	7990	20-2082924
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

175 Greenwich Street, 59th Floor

New York, New York 10007

(888) 977-5364

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Eric H. Baker

Founder and Chief Executive Officer

StubHub Holdings, Inc.

175 Greenwich Street, 59th Floor

New York, New York 10007

(888) 977-5364

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Michael Benjamin Tad J. Freese Alison A. Haggerty Adam J. Gelardi Latham & Watkins LLP 1271 Avenue of the Americas New York, New York 10020 (212) 906-1200	Connie James Chief Financial Officer Mark Streams General Counsel StubHub Holdings, Inc. 175 Greenwich Street, 59th Floor New York, New York 10007 (888) 977-5364	Dave Peinsipp Kristin VanderPas Denny Won Cooley LLP 3 Embarcadero Center, 20th Floor San Francisco, California 94111 (415) 693-2000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. Securities may not be sold until the preliminary prospectus filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated     , 2025

Preliminary Prospectus

   Shares

STUBHUB HOLDINGS, INC.

Class A Common Stock

This is the initial public offering of shares of Class A common stock of StubHub Holdings, Inc. We are offering    shares of our Class A common stock.

Prior to this offering, there has been no public market for our Class A common stock. It is currently estimated that the initial public offering price for our Class A common stock will be between $    and $    per share. We have applied to list our Class A common stock on the New York Stock Exchange (the “NYSE”) under the symbol “STUB.” It is a condition to the closing of this offering that the Class A common stock offered hereby has been duly listed on the NYSE.

Upon completion of this offering, we will have two classes of authorized common stock: Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting and conversion rights. Each share of Class A common stock is entitled to one vote per share. Each share of Class B common stock is entitled to 100 votes per share and is convertible at any time, at the option of the holder, into one share of Class A common stock. Each share of our Class B common stock will convert automatically into one share of Class A common stock on the date and time specified by the affirmative vote of the holders of a majority of the outstanding shares of Class B common stock. In addition, each share of our Class B common stock will convert automatically into one share of our Class A common stock upon any transfer of Class B common stock, whether or not for value, except for certain permitted transfers to related and affiliated persons of our Founder and Chief Executive Officer (“CEO”), Eric H. Baker, described in our amended and restated certificate of incorporation, including transfers to immediate family members of Mr. Baker, including upon Mr. Baker’s death, for estate planning purposes provided any voting or economic interests are held by Mr. Baker or his immediate family members, and to certain affiliates of Mr. Baker or his immediate family members provided any voting or economic interests are held by Mr. Baker or his immediate family members. Unless converted into shares of Class A common stock as described above, shares of Class B common stock will remain classified as Class B common stock. Once converted into Class A common stock, the Class B common stock may not be reissued. See “Description of Capital Stock” for more information.

Immediately following this offering, all outstanding shares of our Class B common stock will be held by Mr. Baker and such shares will represent approximately  % of the voting power of our outstanding capital stock. As a result, Mr. Baker will have the ability to control the outcome of any action requiring the general approval of our stockholders, including the election of our board of directors, the adoption of amendments to our certificate of incorporation and stockholder amendments to our bylaws, and the approval of any merger or sale of substantially all of our assets. Upon completion of this offering, we will be a “controlled company” within the meaning of the corporate governance rules of the NYSE, and are therefore permitted to elect not to comply with certain corporate governance requirements thereunder.

Investing in shares of our Class A common stock involves risks. See “Risk Factors” beginning on page 24 to read about factors you should consider before buying shares of our Class A common stock.

Neither the Securities and Exchange Commission (the “SEC”) nor any other regulatory body or state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us	$	$

(1)	We have agreed to reimburse the underwriters for certain expenses in connection with this offering. See “Underwriting (Conflicts of Interest).”

We have granted the underwriters the option for a period of 30 days to purchase up to an additional    shares of Class A common stock from us at the initial public offering price less underwriting discounts and commissions.

The underwriters expect to deliver the shares of Class A common stock to purchasers on    , 2025.

J.P. Morgan	Goldman Sachs & Co. LLC

BofA Securities	Evercore ISI	BMO Capital Markets	Mizuho	TD Cowen	Truist Securities	Wolfe | Nomura Alliance

Citizens Capital Markets	Oppenheimer & Co. Wedbush Securities	PNC Capital Markets LLC

Prospectus dated     , 2025.

StubHub™

THE GLOBAL **DESTINATION** FOR LIVE ENTERTAINMENT EXPERIENCES

OUR MARKETPLACE IN 2024

at a glance

$8.7b

GMS[a]

27%

Y/Y GMS Growth[a]

40m+

Tickets Sold

1m+

Unique Sellers

Buyers in

200+

countries/territories

Events in

90+

countries/territories

You should rely only on the information contained in this prospectus or contained in any free writing prospectus filed with the SEC. Neither we nor any of the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectus we have prepared or that have been prepared on our behalf or to which we have referred you. Neither we nor any of the underwriters take responsibility for, and can provide assurance as to the reliability of, any other information that others may give you. We and the underwriters are offering to sell and seeking offers to buy shares of our Class A common stock but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date, regardless of the time of delivery of this prospectus or of any sale of our Class A common stock. Our business, financial condition and results of operations may have changed since such date.

For investors outside the United States: Neither we nor any of the underwriters have done anything that would permit the use or possession or distribution of this prospectus or any related free writing prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our Class A common stock and the distribution of this prospectus outside the United States.

i

ABOUT THIS PROSPECTUS

We were incorporated as Pugnacious Endeavors, Inc. in the State of Delaware on December 17, 2004 and launched operations as viagogo in 2006. On February 13, 2020, we acquired the StubHub business (“StubHub”) from eBay Inc. (“eBay”) (the “StubHub Acquisition”), and on September 8, 2021, we changed our name to StubHub Holdings, Inc. (“StubHub Holdings”). StubHub is currently operated through our wholly owned subsidiary StubHub, Inc., and today, StubHub Holdings is the combination of the viagogo and StubHub businesses.

Certain amounts, percentages and other figures presented in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals, dollars or percentage amounts of changes may not represent the arithmetic summation or calculation of the figures that precede them.

Unless otherwise indicated or the context otherwise requires, all references in this prospectus to “we,” “us,” “our,” the “Company,” “StubHub Holdings,” and similar terms refer to StubHub Holdings, Inc. and its consolidated subsidiaries, including without limitation, StubHub, Inc.

GLOSSARY

In this prospectus, unless we state otherwise or the context otherwise requires, we use the following terms to describe attributes of our business:

Ecosystem Participants

•	“Buyer” refers to a fan that has bought a ticket to a live event on our marketplace in a given period.

•	“Fan” refers to an individual that attends a live event or visits our global ticketing marketplace. A fan can be a buyer or a seller.

•

“Seller” refers to an individual or business that has listed one or more tickets on our marketplace in a given period. We categorize sellers into three groups: the individual seller, the professional seller and the content rights holder.

•	“Individual seller” refers to an individual that is reselling tickets previously purchased or gifted to them, and often include season ticket holders or individuals whose plans have changed.

•

“Professional seller” refers to an individual or business that acquires tickets with an intent to distribute on ticketing marketplaces. Professional sellers often work directly with content rights holders to broaden distribution and may buy tickets wholesale or manage tickets on a consigned basis.

•	“Content rights holder” or “CRH” refers to a content owner, such as a performer, artist or team, that sells original issuance tickets, for example, the Rolling Stones and New York Yankees.

Ticketing Business Models

•

“Original issuance” or “original issuance ticketing” refers to the initial sale of tickets by content rights holders. These tickets can be sold through the direct issuance model, primary ticketing model or a combination.

•

“Direct issuance” refers to a model whereby a content rights holder distributes tickets through our global ticketing marketplace. Direct issuance does not require exclusivity and can be complementary to other methods of ticket sales.

•

“Primary ticketing” refers to a third-party model whereby a content rights holder relies on box office services to facilitate sales of original issuance tickets. Primary ticketing is often bundled with other services, including access control services to authenticate tickets and manage the venue entry process.

ii

•	“Secondary ticketing” refers to the subsequent resale of tickets following their original issuance by a content rights holder.

•

“Ticketing marketplace” refers to a business model whereby ticketing inventory is sourced and priced dynamically from sellers. Ticketing inventory can be either direct issuance or secondary and includes events across a range of box office and venue affiliations.

Other Definitions

•

“Our global ticketing marketplace” refers to the ticketing marketplace we operate through our StubHub and viagogo brands. We believe we operate the largest global secondary ticketing marketplace for live events. We believe we are the leader in the North American secondary ticketing market based on management’s analysis of our GMS (as defined below) for 2024 as compared to similar metrics of our largest competitors for 2024, such as gross ticket sales, gross transaction value and gross order value, in each case, as reported in public regulatory filings or presentations. We also believe we are the leader in the international secondary ticketing market due to the fragmented, localized and offline nature of the existing international market for secondary ticket sales.

•

“Gross Merchandise Sales” or “GMS” represents the total dollar value paid by buyers for ticket transactions and fulfillment. GMS includes fees we charge buyers and sellers that can vary by transaction, as well as the net proceeds we remit to sellers. Our definition of GMS does not include applicable sales, value-added and other indirect taxes, shipping costs and the impact of discounts and coupons as well as event cancellations or expected cancellations after the initial transaction on our platform. We believe it is useful to exclude these items, primarily refunds due to event cancellations, as GMS is a key metric used by management to measure the business performance. We believe GMS is useful to management and investors as it serves as an important indicator of our ability to attract and satisfy buyers and sellers, the overall health of our marketplace and the scale and growth of our business. GMS is an operating metric and does not represent revenue earned by us calculated in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

iii

PROSPECTUS SUMMARY

This summary highlights select information that is presented in greater detail elsewhere in this prospectus and does not contain all the information you should consider before making an investment decision. You should read the entire prospectus carefully, including the sections titled “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as well as our historical consolidated financial statements and related notes included elsewhere in this prospectus before making an investment decision.

Our Mission and Vision

Our mission is to be the global destination for consumers to access live events and experiences. We envision a future where all live event tickets are widely available to be conveniently purchased and every seat at every venue is filled.

Our Business

Our journey began in 2000 when our Founder and CEO, Eric Baker, founded StubHub, the first online marketplace for secondary tickets, with the commitment to bring liquidity, transparency and trust to an opaque and inefficient category. When we started, secondary ticketing was a fragmented offline market, untouched by technology and data, with complicated problems to solve. To win in secondary ticketing, we had to create a technology-enabled marketplace where tickets were sourced and priced dynamically and all types of live events could be supported.

Today, we believe we operate the largest global secondary ticketing marketplace for live events. Our business model has achieved scale with high growth and generated significant revenue, profit and cash flow. We connect fans around the world with sellers who use our marketplace to reach passionate fans and price tickets efficiently. We operate our global ticketing marketplace through two brands: StubHub in North America and viagogo internationally.

In building our marketplace, we created and scaled core capabilities required to succeed in secondary ticketing:

•	Technology: End-to-end functionality capable of handling all types of events.

•	Distribution: Global distribution built to operate anywhere there is demand for live events.

•	Data: Data intelligence to optimize outcomes for both buyers and sellers.

•	Brand: Trusted brands that attract millions of participants without controlling the box office or venue access.

By bringing together buyers and sellers at scale, we unlocked a powerful flywheel effect and created an efficient monetization engine for sellers with a broad selection of tickets for fans. Our global scale and the core capabilities of our marketplace have enabled us to establish a leadership position and build durable competitive moats in secondary ticketing, and our focus is set on an even bigger opportunity.

There is a critical need for a global marketplace that ensures liquidity, transparency and trust for all ticketing transactions, whether they involve secondary sales or original issuance. We believe that by bringing our end-to-end technology, global distribution, data intelligence and trusted brands to even more categories of live events and experiences, we will capture a larger market opportunity and play an even more vital role in the ecosystem in the future. Across verticals, we have observed how content owners gravitate towards online marketplaces with similar capabilities and we believe this trend will eventually shape the distribution and consumption of live events, further propelling our market opportunity.

Our History

It was the spring of 1999 and Eric Baker had a very specific problem. He needed two tickets to see The Lion King on Broadway and the show was sold-out. The box office was a dead end, and he had no idea who to call for help. Should he canvass the streets around Times Square and hope to find someone with a “tickets for sale” sign? With no clear answers, he found himself at the mercy of an opaque market. Who had tickets to sell? Would those tickets be genuine, or would he be turned away and embarrassed at the entrance? Would they be good seats? He didn’t have a seat map for the theater. Was he getting good value? What other options were out there? There was no price or inventory transparency. And was it really a good idea to pull out a few hundred dollars in cash on a dark street in the middle of midtown Manhattan? At the time, the first wave of the Internet was transforming commerce. Eric could easily search the Internet and buy many things online—from books to beanie babies. But no dedicated marketplace existed for event tickets. There was no way to gain access to live events in a safe, liquid and transparent online marketplace.

Eric set out to solve this problem. In 2000, while a student at Stanford Business School, he founded StubHub with the goal of democratizing access to live events, from theater shows to football games to concerts. He focused on solving universal pain points around search, selection, transparency, ease and trust. With StubHub, fans in the U.S. were able to conveniently purchase authentic tickets to any event at any time at transparent, market-based prices.

In aggregating the demand for live event tickets, StubHub also empowered sellers to thrive. Individual sellers, fans themselves, could now make their initial purchase with confidence, knowing that they could conveniently and reliably resell their tickets through StubHub’s marketplace if their plans changed. Professional sellers could use StubHub to sell large volumes of tickets to passionate, high-value fans at efficient market-based prices.

Content rights holder—performers, artists and teams—also benefited from a liquid online secondary market. Reliable resale value for tickets meant they were able to get better value on their tickets at original issuance. Fans were more willing to buy tickets further in advance of shows and more willing to purchase season tickets in advance, derisking content rights holders’ inventory positions and improving recurring revenue streams. A liquid secondary ticketing market also meant that fewer tickets would expire and go unused, boosting attendance at venues, revenue from concessions, merchandise and in-venue advertising and improving the fan experience. StubHub quickly became the go-to destination to buy and sell tickets to live events, building a highly recognizable brand in the U.S. In January 2007, StubHub was acquired by eBay.

Eric left StubHub ahead of the sale to eBay and was planning to take some time off to travel the world. He arrived in London with a desire to attend his first Premier League soccer match. He soon found himself facing a familiar problem. StubHub, or any close approximation, didn’t exist internationally. Eric launched viagogo in 2006 with two objectives. First, to bring the same transformative experience that StubHub unlocked in the U.S. to an international audience. Second, to build the business on global-first technology that could scale seamlessly across borders and currencies. viagogo would bring a more innovative and data-centric approach to the industry at large. Over the following decade, viagogo became a leading international secondary ticketing marketplace, providing the same benefits to fans and sellers all over the world.

In November 2019, viagogo announced its acquisition of StubHub, with the intent of bringing together the two businesses that Eric founded. Once together, fans and sellers would be poised to benefit from StubHub and viagogo’s global scale and over 40 combined years of operating history.

When viagogo acquired StubHub, we believed that the combination of StubHub’s leading brand and scale in North America with viagogo’s international presence, technology and performance marketing expertise would accelerate the growth of the business and restore StubHub to a leadership position following over a decade of eBay ownership, while generating significant profit and cash flow. The StubHub Acquisition closed in February 2020, but underwent a regulatory review by the U.K. Competition and Markets Authority (the “U.K. CMA”). For 18 months, StubHub remained completely operationally independent of viagogo’s management and oversight. In September 2021, we satisfied the requirements of the U.K. CMA review and were able to begin the integration. A year later, in September 2022, we completed the integration.

Since then, we have achieved the core objectives of our acquisition thesis. Over the course of 2023 and 2024, our business grew significantly and gained market share, while also generating profits and positive cash flow.

In 2024, buyers from over 200 countries and territories purchased over 40 million tickets from over 1 million sellers on our marketplace.

We believe that the speed and success of the integration and our financial performance today reflects the operational excellence of our leadership team that has been at the very forefront of online ticketing marketplaces. Now that we have re-established category leadership in the North American secondary ticketing market, we are broadening our focus to include the massive opportunity ahead to create a destination for fans to conveniently access any ticket for any event in the world, whether the ticket is originally issued or resold.

Our Industry and the Need for a Global Marketplace

Live Events and Ticket Sales are Critical to Content Rights Holders

Live events and ticket sales are key drivers of revenue and fan engagement for artists, teams and venues. Ticket sales also provide upfront funding for the production of events. Musicians earn a majority of their music-related income from live performances. In sports, live events represent a significant source of revenue through ticket sales, concessions, merchandise and sponsorships. Concessions, merchandise and advertising are core revenue streams for venues, all of which are driven by attendance. Additionally, live events galvanize sports fan bases and at-home viewership, fostering the community and game-day atmosphere that drives broadcasting demand and cross-selling opportunities.

Secondary Ticketing Marketplaces are an Indispensable Part of the Live Events Ecosystem

The secondary ticketing market provides an important function for all constituents of the live events ecosystem. Secondary ticketing marketplaces provide fans with a convenient way to reliably purchase tickets for a wide range of events. It also provides greater flexibility, as fans can purchase tickets at any time, even minutes before an event, and can seamlessly sell tickets if plans change. For content rights holders, reliable resale value increases the value of tickets at original issuance. It also allows content rights holders to derisk inventory positions through upfront sales as fans are more willing to buy further in advance of event day and it improves recurring revenue streams for sports teams as fans are more willing to purchase season tickets. A liquid secondary ticketing market also reduces the number of tickets that expire unused, which boosts attendance for venues, leading to more revenue from concessions, merchandise and in-venue advertising and improving the fan experience.

Legacy Primary Ticketing Players Fall Short in Serving Fans and Content Rights Holders

Content rights holders have historically relied on legacy primary ticketing models to sell original issuance tickets to fans. These models are typically based on bundled services sold to venues and content rights holders, including access control services to authenticate tickets and manage the venue entry process as well as box office services to facilitate ticket sales. As transaction activity in other sectors has shifted to scaled online marketplaces, the limitations inherent in the primary ticketing model have become more apparent, including a frustrating consumer experience, narrow distribution of tickets and a lack of data intelligence to inform pricing. According to ScoreBig, approximately one-third of live event tickets go unsold. We estimate this contributes to approximately $22 billion in lost ticket sales each year, based on an estimated global original issuance market of $132 billion and assuming unsold tickets, representing an additional approximately $66 billion aggregate face value, would be able to be resold at an average discount of two thirds. We believe the total lost value to content rights holders is even greater when factoring in missed revenue from concessions, merchandise and other ancillary revenue that is typically generated through attendance at live events.

The Live Events Ecosystem Needs an Open Marketplace that Serves All Stakeholders

We believe that all constituents would benefit from an open, tech-enabled marketplace capable of directly connecting buyers and sellers at scale to create an ecosystem underpinned by transparency and efficiency. A data-powered, discovery-based live entertainment destination with universal selection over a global content catalog has the characteristics to address this need. Across many of the largest internet and commerce verticals, this transition has already taken place, providing a blueprint for a model that can benefit all stakeholders. Original issuance ticketing is one of the few verticals yet to experience a similar transition, and we believe that we are well-positioned to drive an industry transition in the same way we pioneered the global secondary ticketing market over the past 25 years, tapping into a global fan audience to provide powerful distribution and monetization for content rights holders.

Our Global Ticketing Marketplace

We believe we operate the largest global secondary ticketing marketplace for live events. Our global scale and the core capabilities of our marketplace enabled us to establish a leadership position and build durable competitive moats in secondary ticketing, and our focus is set on an even bigger opportunity. Through our marketplace, we are transforming the way tickets are discovered, accessed, priced and sold.

Our marketplace is built for fans. We believe that everyone is a fan, whether of sports, music, theater, comedy or other genres that shape and define our culture. Our marketplace is designed to provide a single source for fans around the globe to discover, search and purchase tickets on demand to any event on any device, in their local language and currency. Buyers can purchase safely and securely, knowing their ticket will be authentic and arrive in time for the event. As a result, fans are able to buy and sell tickets on demand to any live event through a highly liquid global ticketing marketplace and benefit from a trusted, consistent experience.

Our marketplace enables sellers of all types, including individual fans, professional sellers and content rights holders. Sellers on our marketplace can use our technology, distribution, data and brand to reach passionate fans and price tickets efficiently. Content rights holders can also better fill seats in their venues by accessing the richest live event market dataset to inform dynamic pricing to sell tickets that may not otherwise sell. We manage end-to-end services for our sellers, including marketing, payments, fulfillment and customer support, making it easy for any seller to create a listing, set a price and allow us to market it to fans.

Our marketplace operates as an open ecosystem and competes on the basis of value created rather than contractual arrangement. We democratize access for fans by enabling them to visit a single destination to discover, search and purchase tickets to all types of events, regardless of the box office where it was originally sold or the access control service at the venue. We democratize access for sellers by allowing any seller to conveniently and seamlessly list their tickets on our marketplace. We believe that ticketing technology built as an open ecosystem is more accessible and attractive to a wider range of buyers and sellers and will capture more of the market over time.

Our category leadership is enabled by our technology, distribution, data and brands and is accelerated by our mutually reinforcing flywheels.

Brands
Buyers
Sellers
StubHub
viagogo
Global Marketplace for Live Events
Fans seeking tickets to live events
Individual sellers, professional sellers, content rights holders
Technology
Distribution
Data

Technology: End-to-End Functionality Capable of Handling All Types of Events

Our scalable technology is purpose-built for live events and is designed to offer a superior product experience that addresses the spectrum of needs for buyers and sellers across the globe. Our technology is built to handle events regardless of their size, location, category or venue and includes end-to-end workflows and services that streamline the purchase and sale experience for buyers and sellers. For buyers, we provide a solution that encompasses search, price comparison, secure payment, delivery and customer service. For sellers, we provide inventory management solutions, pricing tools, customer analytics and support. We leverage our centralized technology and operations to reach buyers and sellers across the globe, supporting 33 languages and accepting payments in 48 currencies in 2024.

Distribution: Global Distribution Built to Operate Anywhere There Is Demand for Live Events

With one of the largest networks of buyers and sellers in the live events industry, our marketplace is built to offer broad, global distribution anywhere there is demand for live events. Our marketplace benefits from proficiency in customer acquisition and ability to find buyers across marketing channels, which reflects the combination of our brands and industry-leading performance marketing expertise. This marketing engine exists on a global scale. In 2024, buyers from over 200 countries and territories were able to access a broad catalog of live events in over 90 countries and territories, and sellers of tickets on our marketplace were able to reach large, global audiences to drive higher revenue and attendance.

Data: Data Intelligence to Optimize Outcomes Powered by Machine Learning and AI Tools

Our leading scale, customer engagement and operating history provide us with valuable data intelligence that we use to optimize outcomes for buyers and sellers. As a category pioneer with over 40 combined years of operating history across StubHub and viagogo, we believe we have amassed a significant data advantage, which has become even more pronounced with the accessibility and application of machine learning and AI tools. Fans have purchased more than 450 million tickets through our marketplace since inception, giving us supply, demand and pricing data at scale across event categories and geographies. In addition, our marketplace dynamically sources and prices inventory in real-time, allowing us to track signals throughout the event lifecycle from the initial ticket release date until the day of the event. We leverage our data to inform product experimentation, customer acquisition, personalization, pricing recommendation algorithms and product innovation, which continuously improves the value we provide to buyers and sellers.

The StubHub and viagogo Brands: Trusted Brands That Attract Millions of Participants

Both StubHub and viagogo have built category-defining brands in their respective geographies. Our StubHub brand was built over the last 25 years to become one of the category-defining live events brands in the U.S. today. StubHub enjoys an aided brand awareness of 84% in the U.S., according to the 2024 StubHub Brand Study by CoLab, LLC that we commissioned (the “2024 StubHub Brand Study”), making StubHub synonymous with live events and positioning our marketplace as the go-to destination for fans to buy and sell tickets to live events.

Our Mutually Reinforcing Flywheels

The success of our marketplace and our ability to attract supply and demand is accelerated by our mutually reinforcing flywheels that create a powerful network effect for our business. The combination of our end-to-end technology, global distribution and data intelligence, enhanced by our category-defining brands, gives rise to multiple flywheel effects that enable our market share capture in secondary ticketing and unlock our opportunity in direct issuance and other adjacent markets.

Our Growth and Liquidity Flywheels

Our growth and liquidity flywheels have allowed us to establish and extend our leadership position in the global resale market while generating significant growth and profitability.

•

Growth flywheel. We leverage our leading brands and performance marketing expertise to attract fans to our marketplace through organic and paid channels. The more fans we attract, the more engagement and purchase intent data we collect. More engagement and purchase intent data fuels our marketing and product conversion engine, allowing us to more efficiently get the right ticket to the right fan through the right product experience and convert them into a buyer. More buyers subsequently generate more transaction volume. As this cycle continues, return on marketing investment increases, powering growth and profitability.

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Liquidity flywheel. More transaction volume from our growth flywheel draws more sellers and ticket inventory. More sellers and ticket inventory increases the selection on our marketplace, attracting more fans and converting them into buyers. As we attract more buyers and sellers, the transaction volume and liquidity of our marketplace increases.

Our entire marketplace benefits from our growth and liquidity flywheel effects as more buyers and sellers enhance our technology, distribution, data and brand, allowing us to better serve fans globally. Our data intelligence benefits from greater buyer and seller engagement and higher transaction volume as we generate increasingly valuable insights that support our marketing strategy, pricing recommendation algorithms and product strategy. As a result, we created a business model that generates strong returns with scale.

Our Data Flywheel

Our data flywheel is underpinned by the extensive first-party dataset we have amassed through multiple aspects of our over 40-year combined history of operations—including from usage of our products, digital marketing, customer service and more. This data serves as the raw material to drive product innovation and intelligent pricing. The data flywheel begins with transaction activity on our marketplace, generating valuable first-party user data on fan behavior and pricing. This data then fuels our product innovation, enabling us to continuously enhance the fan experience. As the fan experience improves, it drives increased transaction activity, generating even more data on our marketplace.

This flywheel effect is made more powerful through the accessibility and application of machine learning and generative AI tools, which are being applied to many areas of our business. This advantage compounds with scale and helps solidify our market-leading position.

More transaction volume
Data Flywheel
Generates more first party user behavior and pricing data
Fuels product innovation for better consumer experience

Our Audience-Content Flywheel

Our audience-content flywheel is initiated by a highly engaged direct audience on our marketplace, which provides an effective distribution and monetization channel for content rights holders. This in turn attracts more content to our marketplace, providing a better selection of inventory for fans to access. As our audience grows and becomes more engaged, this dynamic cycle perpetuates, driving more content and a larger, more engaged audience.

Our audience-content flywheel is in its beginning stages as we develop our direct issuance business, and we expect this to accelerate as we invest in strategies to propel us towards our vision of becoming the global destination for consumers to access live events and experiences, offering content rights holders powerful distribution and monetization capabilities. Consequently, we believe this positions us to disrupt the traditional original issuance ticketing market and unlock a vastly expanded market opportunity.

Larger engaged direct audience
Better distribution and monetization channel for content rights holders
More content distributed through our marketplace
Broader selection of inventory for audience to access
Audience – Content Flywheel

Our Direct Issuance Solution

We are in the early innings of disrupting the legacy primary ticketing model by making our tech-enabled marketplace available to content rights holders to distribute original issuance tickets. We believe that buyers want a single, trusted and reliable destination to buy any ticket anywhere in the world in their native language and local currency and do not care whether a ticket is originally issued or resold. We also believe that all sellers want to maximize revenue and attendance through broad distribution and data to support smart dynamic pricing.

With our direct issuance solution, content rights holders can distribute their tickets for sale through our marketplace as any other seller would. We do not require exclusivity, allowing content rights holders to broadcast their inventory simultaneously across many channels to achieve the broadest possible distribution. By accessing our marketplace, content rights holders can leverage our global reach, trusted brands and marketing expertise to maximize their distribution and use our wealth of marketplace data to inform intelligent pricing strategies to optimize yield on their ticketing inventory.

We believe that this model has a powerful track record across global digital marketplaces. Today, the original issuance market is highly fragmented. Based on publicly available data and market research, we believe that the largest player made up approximately 25% of the original issuance market in 2024, with the remaining coming from a very diverse group of national, regional and local original issuance ticketing service providers. However, across industries, the platforms with the most effective distribution have become the de facto, one-stop shop for the broadest selection of content. Despite having only recently launched our direct issuance strategy, we are already working with marquee content rights holders , including teams in the NBA, MLB and European soccer as well as with major musical artists and festivals. In 2024, we surpassed $100 million of annual direct issuance GMS transacted on our marketplace and are only scratching the surface of this opportunity. We currently have multi-year deals in place that provide access to thousands of tickets per game to be sold directly over our marketplace and expect to continue growing our relationships with content rights holders beyond those in place today.

Trends in our Favor

As we execute our strategy, we believe there are numerous secular tailwinds that will propel our opportunity:

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Consumers Are Prioritizing Live Events and Experiences Over Products. A multi-decade trend is underway as consumers have increasingly prioritized experiences and live events over material possessions. We believe the irreplaceable role that collective experiences play in fostering human connection will continue to accelerate and solidify the draw of, and demand for, live events in the years to come.

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Marketplaces Across Verticals Have Become Part of the Everyday Lives of Consumers. Across industries, consumer-facing marketplaces with category-defining brands have become part of our everyday lives. Whether taking a ride on Uber, ordering food through DoorDash, or booking a unique place to stay on Airbnb, these marketplaces have transitioned purchasing behavior from offline to online channels and removed friction from transaction workflows. Category-leading marketplaces have also demonstrated network effects to bring consumers the best selection at efficient prices while providing the broadest and most efficient distribution to suppliers.

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Across Verticals, CRHs Gravitate Towards Marketplaces with Leading Distribution. Content owners across verticals, such as in e-commerce, media and short-form video, distribute through the platforms with the largest audience in their category, such as Amazon, Netflix and YouTube, because they provide effective monetization channels for their content through an underlying audience-content flywheel. This trend has led to a concentration of content on these and other category-defining platforms, making them the go-to destination for consumers and content owners alike. We believe this trend will also shape the distribution and consumption of live events.

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Consumers are Demanding More Content and Becoming Fans of a Broader Range of Live Events. Consumers are becoming fans of more artists, teams and leagues as more types of events gain prominence and fans track their favorite content creators around the globe with greater ease online. Fans are also using a broader range of mediums, such as social media, to discover and follow new artists and teams and, as a result, are increasingly seeing them live.

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Growing Sports and Music Event Tourism Market. Sports and music event tourism is experiencing significant growth. According to Global Market Insights, the global sports tourism market was $565 billion in 2023 and is expected to grow to $1.3 trillion by 2032, representing a compounded annual growth rate of 10%. Music tourism is expected to double in size over the same period, according to Customer Market Insights, reaching $13.8 billion by 2032. This growth is being driven by several underlying trends, including an increasing number of sports and music events in more destinations, globalization of sports audiences due to TV and streaming and the ability for fans to access available ticket inventory for their favorite artists and sports teams across the globe.

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Significant Investment in Live Event Production and Infrastructure is Underway to Meet Growing Demand. There is investment in new content to meet the strong demand for live events. For example, Major League Soccer (“MLS”) in the U.S. has added 11 new clubs to the league since 2015. Formula 1 had 24 races in 2024, the most in its history. In addition, over 30 stadiums with at least 15,000 seat capacity were under construction in 2023 around the world, building over half a million new seating capacity. As more events take place and more venues are constructed to meet increasing demand, we expect more tickets will require online distribution to reach fans.

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Better Technology and Greater Demand for Tickets are Driving Increased Secondary Ticketing Velocity. Secondary ticketing market growth continues to outpace live events industry growth overall as resale technology improves and ticket face values rise. Technology has reduced friction in the purchase, sale and transfer of tickets, making it easier than ever for fans to resell. At the same time, growing demand for live events and experiences has increased the face value of tickets, reinforcing the universal need for a liquid resale market.

Our Market Opportunity

We believe we are the category leader in the large and growing global secondary ticketing market, where we generated substantially all of our GMS in 2024. We believe we have a major growth opportunity ahead of us in secondary ticketing alone. We are even more excited about the larger opportunity to build the global destination for consumers to access live events and experiences, which represents a global market opportunity that is significantly larger than secondary ticketing. Having surpassed $100 million in annual direct issuance GMS in 2024, our direct issuance offering is in the early stages of what we believe will be a major disruption to the way original issuance tickets are distributed. We believe that we are well-positioned to enable more categories of live events and experiences on our marketplace, further monetize ancillary revenue streams and play an even more vital role in the ecosystem in the future.

We view our market opportunity in terms of a Serviceable Addressable Market (“SAM”), which we address today, and a Total Addressable Market (“TAM”), which we believe we can address over the long term. Our SAM today includes the global markets for secondary, original issuance and unsold tickets. We believe we are the leader in the $18 billion North American secondary ticketing market based on our GMS for 2024 as compared to similar metrics of our largest competitors for 2024. See “Glossary” for additional information. We believe we are also the category leader in the international secondary ticketing market due to the fragmented, localized and offline nature of the existing international market for secondary ticket sales. We believe the international secondary ticketing market represents a $23 billion opportunity over the medium term as these markets continue to be penetrated by global digital commerce. We are also growing in the $132 billion global original issuance market and believe we can help enable the distribution and recovery of approximately $22 billion in unsold tickets through our marketplace. Together these markets represent our SAM, which we estimate to be $194 billion. We have further identified several adjacent live events and experiences markets and ancillary services that we believe we can address over time. Including these markets, we estimate our TAM to be $726 billion. See the section titled “Business—Our Market Opportunity” for additional information.

Our Value Proposition to Buyers

Our buyers are passionate and engaged fans of live events across the globe. The foundation of our success rests on our ability to offer buyers an experience built on liquidity, transparency, support, security, trust and ubiquitous access to “never sold-out” events of all types, regardless of their size, location or venue.

We offer several key value propositions to buyers:

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Leading global selection. We offer access to a broad catalog of live events in over 90 countries and territories. In addition to accessing a diverse variety of live events, buyers are able to compare a wide selection of seat locations across a range of price points, many of which are below face value.

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Convenient on-demand access. “Never sold-out.” We offer buyers the convenience of buying tickets for a wide array of live events globally, in their local language and currency. Our liquid marketplace creates the experience of an event never being sold-out, even if all tickets have been purchased.

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Superior product experience. We offer buyers a frictionless experience, from event discovery to ticket purchase to attending the event. Our easy-to-use applications are accessible on any device and include features such as price comparisons, detailed seat maps and views, secure global payments, ticket transfers and mobile tickets, among others.

•	Customer support. Our customer support teams are designed to service a global base of buyers. Our support teams ensure they can help our buyers with any issues on a 24/7 basis.

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Security and trust. Every transaction on our marketplace is safeguarded by the highest standards of security and trust that start with secure payment and ticket delivery and extend to the buyer’s experience on event day. Our FanProtect program guarantees all purchases on our marketplace so buyers have peace of mind knowing their ticket is authentic. We believe that live events represent once-in-a-lifetime experiences; therefore, should any issue with the ticket arise, we have support teams that play a critical role in helping find substitute tickets to ensure a buyer can attend the event.

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Ability to resell. Our marketplace provides liquidity for buyers to make purchases with confidence. Buyers can purchase tickets with the understanding that they can relist them should a conflict arise or they have a change of heart.

Our Value Proposition to Sellers

We connect sellers of all types—individual fans, professional sellers and content rights holders—to our passionate and loyal buyers wherever demand for live events exists. Our sellers provide the selection and breadth of global live event inventory that creates a compelling value proposition for our buyers.

We offer several key value propositions to sellers:

•	Broad global reach. We believe our global ticketing marketplace is the only way for any seller to reach fans throughout the world, in their language and in their currency.

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Marketing expertise. We make it easy for sellers to create a listing, set the price and merchandise their inventory. Once an inventory listing is active, we leverage our data to market it to buyers most likely to convert.

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Pricing intelligence. Our pricing tools are designed to help sellers leverage our proprietary dataset of real-time demand data and historical pricing trends. This enables sellers to intelligently set ticket prices and optimizes the process of matching their inventory with the right buyers.

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End-to-end fulfillment, payments and support. All sellers have to do is list a ticket, and we manage the rest. We handle all interactions with buyers on each seller’s behalf, from payment through delivery. We interface with buyers on payment collection and verification, customer service and any issues that may arise after the ticket is sold.

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Security and trust. Our marketplace gives sellers confidence that they will receive payment for each ticket they sell. Sellers of tickets on our marketplace are able to collect payment through a trusted intermediary that serves as a single point of contact. Our technology automatically verifies buyers, payment methods, provides upfront collection of payment and subsequent settlement with the seller. Our seller support team is available 24/7.

•	Scalability and flexibility. We make our technology available to sellers of all types and across many geographies.

Our Competitive Strengths

We have identified several core strengths that create a competitive advantage for our business and allow us to enhance the live events ecosystem:

•	Our Leading Brands. Both StubHub and viagogo have built category-defining brands in their respective geographies.

•	Our Global Footprint and Scale. Our global presence provides leading distribution capabilities and reach among fans around the world.

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Our Performance Marketing Expertise. Our performance marketing expertise honed over the last decade provides us with a multi-faceted customer acquisition strategy that can deliver superior marketing efficiency and growth.

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Our Data Advantage: Machine Learning & Artificial Intelligence. Our data advantage is the extensive, global, first-party dataset we have amassed through multiple aspects of our over 40 years of combined operations across the StubHub and viagogo businesses—from usage of our products to digital marketing, to customer service and more. We believe our data advantage is even more powerful with the growing accessibility and application of machine learning and generative AI tools. Application of these tools to our data can help accelerate innovation across many areas of our business including, for example, allowing us to better match buyers and sellers, convert potential buyers at a higher rate and generate more leads for sellers across the globe.

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Our Leading Technology. Our suite of products and services streamlines the purchase and sale experience for buyers and sellers. Through our centralized technology and operations, we have solved a complex problem: the ability to operate across different countries, currencies and languages, without the need for local operations.

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Our Founder-Led Management Team with Track Record of Delivering Operational Excellence. Our team is led by our visionary Founder and CEO, Eric Baker, who pioneered our category in the U.S. when he founded StubHub in 2000 and internationally when he launched viagogo in 2006.

Our Strategy for Growth

Our growth strategies are focused on extending the competitive strengths of our business.

Grow Adoption of Our Marketplace Globally

•	Grow Our Global Base of Buyers. We intend to grow our global base of buyers to increase our geographic reach and distribution capabilities.

•	Grow Our Global Base of Sellers. We intend to grow our global base of sellers and the content on our marketplace and the selection and breadth of global live event inventory they provide.

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Grow International Penetration and Unlock More Inventory. The secondary ticketing market outside of North America is more fragmented and takes place predominantly offline. We believe the value proposition we provide fans and sellers applies to all markets globally. As a secondary ticketing market leader, we believe that we are well-positioned to benefit as transaction activity migrates to online channels.

Expand Adoption of Our Direct Issuance Offerings

In 2024, we surpassed $100 million of annual direct issuance GMS transacted on our marketplace and we intend to continue to grow our relationships with content rights holders and invest in growing our engaged audience of fans to power our distribution and accelerate our audience-content flywheel. We believe our value proposition, providing broadened distribution and superior pricing intelligence through an open distribution model, is well-positioned to attract more content rights holders to use our direct issuance solution.

Continue Extending our Technology and Products for Buyers and Sellers

Our technology is built to support innovation, and we have a track record of launching new features and services for buyers and sellers. While we currently manage the services for our fans from end-to-end, including marketing, payment, fulfillment and customer support for all tickets sold on our marketplace, we see additional opportunities to further extend our offerings. Similarly, while our seller products today are primarily focused on inventory management and pricing intelligence, we plan to add additional features to our seller products and tools to continue reducing friction for sellers to list and sell their tickets on our marketplace.

Improve the Monetization of Our Marketplace Through Advertising

We believe that the range of options to enable advertising on our marketplace is broad, and that the scale, depth and high purchasing intent of our user engagement provide an opportunity to sell banner ads and promoted listings, among other types of advertising, in a similar manner to other scaled digital marketplaces.

Expand into Adjacent Market Opportunities Across Live Entertainment

In addition to ticketing, we see a number of growth opportunities to capture a portion of adjacent live event markets, such as sports betting and sports and music merchandising. Sports is one of the largest categories of ticket sales on StubHub, and we believe that over time we can leverage our proprietary data to monetize sports betting through partnerships, sponsorships and lead generation.

Expand into Additional Live Event and Experience Categories

While our marketplace was built to handle large experiences across sports, music, theater, comedy and other genres, it is extensible across events and experiences regardless of their size, geographic location or venue. We believe our strategic position in the live events ecosystem positions us to work with sellers of other live experiences, such as tours, attractions, museums, cinemas, esports and other experiences.

Summary Risk Factors

Our business is subject to a number of risks and uncertainties, as more fully described in the section titled “Risk Factors.” These risks could materially and adversely impact our business, financial condition and results of operations, which could cause the trading price of our Class A common stock to decline and could result in a loss of all or part of your investment. Additional risks, beyond those summarized below or discussed elsewhere in this prospectus, may apply to our business, activities or operations as currently conducted or as we may conduct them in the future or in the markets in which we operate or may in the future operate. Some of these risks include:

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Our business depends on supply and demand for and continued occurrence of large-scale sports, concerts, theater and other live events, and any decrease in the number of such events or the willingness of consumers to attend such events could have a material and adverse effect on our business, financial condition and results of operations.

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Our business depends on our ability to attract and retain buyers and sellers, and any adverse changes in these relationships could adversely affect our business, financial condition and results of operations.

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Changes in internet search engine algorithms and dynamics, or any limitation or discontinuation of support by such search engines for our paid search results, could have an adverse impact on traffic for our sites and ultimately, our business, financial condition and results of operations.

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We rely on third-party platforms to distribute our applications, and any change in our relationship with those platform providers could adversely impact our business, financial condition and results of operations.

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We face intense competition in the ticketing industry, and we may not be able to maintain or increase our current revenue, which could adversely affect our business, financial condition and results of operations.

•	If we do not continue to maintain and improve our marketplace or develop successful new solutions and enhancements or improve existing ones, our business will be adversely affected.

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The reputation and branding of our marketplace are important to our success, and if we are not able to maintain, enhance and differentiate our brands, our business, financial condition and results of operations may be adversely affected.

•	We may not be successful in executing our business strategy to expand our reach to more categories of events and experiences.

•	We may not be able to generate sufficient revenue to maintain profitability. Moreover, we expect to recognize stock-based compensation expense of approximately $ million in connection with the completion of this offering and increased costs going forward as a public company, which our revenues may not sufficiently offset.

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We operate in international markets and are subject to risks associated with the legislative, judicial, accounting, regulatory, political and economic conditions specific to such markets, which could adversely affect our business, financial condition and results of operations.

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We are subject to extensive governmental regulations, including with respect to privacy laws and protection of personal data or sensitive information as well as consumer protection laws applicable to our sales and marketing activities, and our failure to comply with these regulations could adversely affect our business, financial condition and results of operations.

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Cybersecurity risks, data loss or other security incidents could adversely affect our business, financial condition and results of operations, and the processing, storage, use and disclosure of personal data or sensitive information could give rise to liabilities and additional costs as a result of governmental regulation, contract disputes, litigation and conflicting legal requirements relating to personal privacy rights and security of sensitive information.

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We have identified material weaknesses in our internal control over financial reporting. If we fail to remedy these material weaknesses, experience additional material weaknesses in the future or otherwise fail to continue to design, implement and maintain effective internal control over financial reporting, we may not be able to accurately report our financial condition or results of operations which may adversely affect investor confidence in us and, as a result, the value of our Class A common stock.

•	We are controlled by our Founder and Chief Executive Officer, Eric H. Baker, whose interests in our business may be different than yours.

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We are exempt from certain corporate governance requirements since we are a “controlled company” within the meaning of NYSE rules, and, as a result, our stockholders do not have the protections afforded by these corporate governance requirements.

Corporate Information

We were incorporated as Pugnacious Endeavors, Inc. in the State of Delaware on December 17, 2004 and launched operations as viagogo in 2006. On February 13, 2020, we acquired StubHub, and on September 8, 2021, we changed our name to StubHub Holdings, Inc. StubHub is currently operated through our wholly owned subsidiary StubHub, Inc., and today, StubHub Holdings is the combination of the viagogo and StubHub businesses. Our principal executive offices are located at 175 Greenwich Street, 59th Floor, New York, NY 10007. Our telephone number is (888) 977-5364 and our website address is www.stubhub.com. The information contained on, or that can be accessed through, our website is deemed not to be incorporated into this prospectus or to be part of this prospectus. You should not consider information contained on, or hyperlinked through, our website to be part of this prospectus in deciding whether to purchase shares of our Class A common stock.

Trademarks, Service Marks, Copyrights and Trade Names

We own or otherwise have rights to the trademarks, service marks and copyrights, including those mentioned in this prospectus, used in conjunction with the operation of our business. This prospectus includes our own trademarks, which are protected under applicable intellectual property laws, as well as trademarks, service marks, copyrights and trade names of other companies, which are the property of their respective owners. We do not intend our use or display of other companies’ trademarks, service marks, copyrights or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ®, ™ or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to these trademarks and trade names.

Channels for Disclosure of Information

Investors, the media and others should note that, following the effectiveness of the registration statement of which this prospectus forms a part, we intend to announce material information to the public through filings with the SEC, the investor relations page on our website (www.stubhub.com), blog posts on our website, press releases, public conference calls and webcasts.

The information disclosed by the foregoing channels could be deemed to be material information. As such, we encourage investors, the media and others to follow the channels listed above and to review the information disclosed through such channels.

Any updates to the list of disclosure channels through which we will announce information will be posted on the investor relations page on our website.

THE OFFERING

Class A common stock offered by us	shares.

Option to purchase additional shares of Class A common stock offered by us	We have granted the underwriters an option, exercisable for 30 days after the date of this prospectus, to purchase up to additional shares of Class A common stock from us.

Class A common stock to be outstanding immediately after this offering	shares (or shares if the underwriters exercise their option to purchase additional shares in full).

Class B common stock to be outstanding immediately after this offering	shares.

Total Class A and Class B common stock to be outstanding immediately after this offering	shares (or shares if the underwriters exercise their option to purchase additional shares in full).

Use of proceeds	We estimate that the net proceeds to us from the sale of shares of our Class A common stock in this offering will be approximately $ million (or $ million if the underwriters exercise their option to purchase additional shares in full), assuming an initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering to repay approximately $ of existing indebtedness outstanding under our term loan Credit Facilities (as defined below) and the remainder for general corporate purposes, including working capital, operating expenses and capital expenditures. We may also use a portion of the net proceeds to acquire or make investments in businesses, products, offerings and technologies, although we do not have agreements or commitments for any material acquisitions or investments at this time. See “Use of Proceeds” for additional information.

Voting rights	Upon completion of this offering, we will have two classes of authorized common stock: Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting and conversion rights. Each share of Class A common stock is entitled to one vote per share. Each share of Class B common stock is entitled to 100 votes per share and is convertible at any time, at the option of the holder, into one share of Class A common stock. See “Description of Capital Stock” for more information.

Concentration of ownership	Immediately following this offering, all outstanding shares of our Class B common stock will be held by our Founder and Chief Executive Officer, Eric H. Baker, and such shares will represent approximately % of the voting power of our outstanding capital stock. As a result, Mr. Baker will have the ability to control the outcome of any action requiring the general approval of our stockholders, including the election of our board of directors, the adoption of amendments to our certificate of incorporation and stockholder amendments to our bylaws, and the approval of any merger or sale of substantially all of our assets. Upon completion of this offering, we will be a “controlled company” within the meaning of the corporate governance rules of the NYSE, and are therefore permitted to elect not to comply with certain corporate governance requirements thereunder.

Conflicts of interest	Affiliates of J.P. Morgan Securities LLC, Goldman Sachs & Co. LLC, BofA Securities, Inc., BMO Capital Markets Corp. and PNC Capital Markets LLC are lenders under our Credit Facilities and would receive proceeds upon the repayment of the Credit Facilities with the proceeds of this offering. Consequently, J.P. Morgan Securities LLC, Goldman Sachs & Co. LLC, BofA Securities, Inc., BMO Capital Markets Corp. and PNC Capital Markets LLC will have conflicts of interest under Financial Industry Regulatory Authority, Inc. (“FINRA”) Rule 5121. , one of the underwriters of this offering, will act as “qualified independent underwriter” as defined in FINRA Rule 5121. In that role, has participated in the preparation of the registration statement and has exercised the usual standards of “due diligence” in connection with this offering, as required by FINRA Rule 5121. will not receive any additional compensation for acting as a qualified independent underwriter. See “Underwriting (Conflicts of Interest)” for more information.

Risk factors	You should carefully read the “Risk Factors” and other information included in this prospectus for a discussion of factors that you should carefully consider before deciding to invest in our Class A common stock.

Proposed NYSE symbol	“STUB”

The number of shares of Class A common stock and Class B common stock to be outstanding immediately after this offering is based on      shares of Class A common stock and      shares of Class B common stock outstanding as of December 31, 2024 and excludes:

•

the following shares of Class A common stock issuable upon exercise of stock options outstanding under our 2015 Stock Option Plan (the “2015 Plan”) and our 2022 Omnibus Incentive Plan (the “2022 Plan”) as of December 31, 2024 (for additional information, see “Executive Compensation” and Note 17, “Stock-Based Compensation” to our audited consolidated financial statements appearing elsewhere in this prospectus):

•	shares of Class A common stock issuable upon exercise of stock options outstanding as of December 31, 2024, with a weighted-average exercise price of $ per share; and

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     shares of Class A common stock issuable upon exercise of stock options outstanding as of December 31, 2024 which will vest upon the satisfaction of certain service-based and performance-based vesting conditions, including achievement of certain stock price thresholds ranging from $120.00 to $400.00 over certain trading periods for our Class A common stock (of which    would have vested if the volume-weighted average price for the requisite trading period was equal to the midpoint of the price range set forth on the cover page of this prospectus), with an exercise price of $30.21 per share;

•

the following shares of Class A common stock issuable upon the vesting and settlement of restricted stock units (“RSUs”) outstanding under our 2012 Restricted Stock Unit Plan (the “2012 Plan”) and the 2022 Plan as of December 31, 2024, excluding      shares of Class A common stock issued pursuant to the RSU Settlement (as defined below) (for additional information, see “Executive Compensation” and Note 17, “Stock-Based Compensation” to our audited consolidated financial statements appearing elsewhere in this prospectus):

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     shares of Class A common stock issuable upon the vesting and settlement of RSUs outstanding as of December 31, 2024, including    shares of Class A common stock issuable upon the vesting and settlement of RSUs for which the service-based vesting conditions, as applicable, have been satisfied or are expected to be satisfied after December 31, 2024 and on or prior to the date of this prospectus and for which the performance-based vesting condition related to a liquidity event will be satisfied upon the completion of this offering;

•

     shares of Class A common stock issuable upon the vesting and settlement of certain employment-related RSUs outstanding as of December 31, 2024, including    RSUs that have met their service-based conditions as of    , 2025 and for which the performance-based vesting condition related to a liquidity event will be satisfied upon the completion of this offering and    RSUs that are not expected to meet their service-based vesting conditions and will be forfeited upon the completion of this offering; and

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     shares of Class A common stock issuable upon the vesting and settlement of RSUs outstanding as of December 31, 2024 which will vest upon the satisfaction of certain service-based and performance-based vesting conditions, including achievement of GMS goals ranging from $8.8 billion to $16.5 billion and certain stock price thresholds ranging from $185.90 to $759.00 over certain trading periods for our Class A common stock (of which    would have vested if the volume-weighted average price for the requisite trading period was equal to the midpoint of the price range set forth on the cover page of this prospectus);

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    shares of Class A common stock reserved for issuance under our Amended and Restated 2022 Omnibus Incentive Plan (the “A&R 2022 Plan”), as well as any future increases in the number of shares of Class A common stock reserved for issuance under the A&R 2022 Plan; and

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    shares of Class A common stock reserved for issuance under our 2025 Employee Stock Purchase Plan (the “ESPP”), which will become effective upon the effectiveness of the registration statement of which this prospectus forms a part, as well as any future increases in the number of shares of Class A common stock reserved for issuance under the ESPP.

Except as otherwise indicated, all information in this prospectus reflects and assumes:

•	a -for- forward stock split of our common stock, which we effected on , 2025;

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the amendment of our amended and restated certificate of incorporation on    , 2025 to provide for the reclassification of 865,756 shares of Class C common stock outstanding as of December 31, 2024 into an equal number of shares of Class A common stock (the “Reclassification”);

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the automatic conversion of 20,000 shares of Series I redeemable preferred stock, 32,892 shares of Series J redeemable preferred stock and 24,025 shares of Series M redeemable preferred stock, in each case outstanding as of December 31, 2024, into an aggregate of     shares of our Class A common stock, which, in the case of the Series I redeemable preferred stock and Series J redeemable preferred stock, will occur immediately prior to the completion of this offering and, in the case of the Series M redeemable preferred stock, will occur 180 days following the completion of this offering (the “Existing Preferred Stock Conversion”), assuming (1) with respect to the Series I redeemable preferred stock, a conversion price of $    per share, which is 0.9 times the midpoint of the price range set forth on the cover page of this prospectus (the “Series I Conversion Price”), (2) with respect to the Series J redeemable preferred stock, a conversion price of $    per share, which is the midpoint of the price range set forth on the cover page of this prospectus (the “Series J Conversion Price”) and (3) with respect to the Series M redeemable preferred stock, a conversion price equal to $     per share, assuming a conversion price that results in total consideration to the holder of 1.1 times the initial liquidation preference of such shares, calculated in accordance with the terms of the Series M redeemable preferred stock (the “Series M Conversion Price”);

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the termination of the contingent redemption feature upon the listing of our Class A common stock on the NYSE in connection with this offering and related reclassification of all 294,593 shares of redeemable common stock outstanding as of December 31, 2024 into permanent Class A common stock (the “Redeemable Common Stock Reclassification”);

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the issuance of      shares of our Class A common stock subject to      RSUs outstanding as of December 31, 2024 under our 2012 Plan and the 2022 Plan, for which the service-based and performance-based vesting conditions, as applicable, were fully or partially satisfied as of December 31, 2024 and for which the performance-based vesting condition related to a liquidity event will be satisfied upon the completion of this offering (the “RSU Settlement”);

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the issuance of 55,328 shares of our Class A common stock upon the issuance and net exercise of warrants to purchase shares of our Class A common stock, with an exercise price of $0.01 per share, which were fully exercised between December 31, 2024 and March 21, 2025 (the “Warrant Exercise”);

•	no exercise of outstanding stock options or vesting and settlement of RSUs described above (other than pursuant to the RSU Settlement) subsequent to December 31, 2024;

•	no exercise by the underwriters of their option to purchase up to additional shares of Class A common stock from us; and

•

the filing and effectiveness of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws, each of which will occur immediately prior to the completion of this offering.

In addition, as of December 31, 2024, we had outstanding an aggregate of 490,000 shares of redeemable preferred stock that are not convertible into shares of our common stock. See “Description of Capital Stock—Redeemable Preferred Stock” for additional information.

The Existing Preferred Stock Conversion will occur at (a) with respect to the Series I redeemable preferred stock, a conversion price equal to the product of 0.9 times the initial public offering price per share; (b) with respect to the Series J redeemable preferred stock, a conversion price equal to the initial public offering price per share and (c) and with respect to the Series M redeemable preferred stock, a conversion price that results in total consideration to the holder of 1.1 times the initial liquidation preference of such shares, calculated in accordance with the terms of the Series M redeemable preferred stock. We will not know the actual conversion prices of the Series I and Series J redeemable preferred stock until pricing of this offering and we will not know the actual conversion price of the Series M redeemable preferred stock until the conversion date for such shares. As a result, we will not know the final number of shares of Class A common stock to be issued in the Existing Preferred Stock Conversion, the total number of Class A common stock to be outstanding immediately after this offering and the total number of Class A and Class B common stock to be outstanding immediately after this offering until after this offering.

For illustrative purposes only, the table below shows the effect of the Existing Preferred Stock Conversion at the Series I Conversion Price, the Series J Conversion Price and the Series M Conversion Price and at certain other prices as set forth in the table below.

Series I Conversion Price / Series J Conversion Price / Series M Conversion Price	Number of Shares of Class A Common Stock to be Issued to Holders of Series I, Series J and Series M Preferred Stock	Total Class A Common Stock to be Outstanding Immediately After this Offering	Total Class A and Class B Common Stock to be Outstanding Immediately After this Offering
$ /$ / $
$ /$ / $
$ /$ / $
$ /$ / $
$ /$ / $
$ /$ / $

SUMMARY CONSOLIDATED FINANCIAL AND OTHER INFORMATION

The following tables summarize our consolidated financial and other information for the periods and as of the dates indicated. The summary consolidated statements of operations information for the years ended December 31, 2024, 2023 and 2022 have been derived from our audited consolidated financial statements appearing elsewhere in this prospectus.

Our historical results are not necessarily indicative of the results that may be expected for any period in the future. You should read the following summary consolidated financial and other information together with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” as well as our historical consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,
	2024		2023	2022
	(in thousands, except share and per share data)
Consolidated Statements of Operations Information:
Revenue		$1,770,645	$1,367,719	$1,036,715
Costs and expenses:
Cost of revenue (exclusive of depreciation and amortization)		334,102	231,870	185,616
Operations and support		59,451	66,611	72,931
Sales and marketing		827,972	517,795	652,426
General and administrative		386,531	275,456	258,116
Depreciation and amortization		24,532	22,753	85,047

Total costs and expenses		1,632,588	1,114,485	1,254,136

Income (loss) from operations		138,057	253,234	(217,421)
Interest income		41,118	22,514	2,814
Interest expense		(179,778)	(155,942)	(119,714)
Other income (expense), net		1,907	(1,784)	12,572
Foreign currency gains (losses)		41,070	(24,730)	23,898
Loss on extinguishment of debt		(8,216)	—	—
Gains (losses) on derivatives		3,101	(7,696)	49,377

Total other expense, net		(100,798)	(167,638)	(31,053)

Income (loss) before income taxes		37,259	85,596	(248,474)
(Provision) benefit for income taxes		(40,059)	319,605	(12,513)

Net (loss) income		$(2,800)	$405,201	$(260,987)

Net (loss) income attributable to common stockholders		$(55,115)	$351,502	$(318,211)

Net (loss) income per share attributable to common stockholders(1)
Basic		$(0.91)	$5.82	$(5.30)

Diluted		$(0.91)	$5.71	$(5.30)

Weighted-average shares used in computing net (loss) income per share attributable to common stockholders(1):
Basic		60,871,985	60,414,969	60,036,859

Diluted		60,871,985	66,513,434	60,036,859

Pro forma net (loss) income per share attributable to common stockholders(2):
Basic	$

Diluted	$

Pro forma weighted-average shares used in computing net (loss) income per share attributable to common stockholders(2):
Basic

Diluted

(1)

See Note 20, “Net (Loss) Income per Share Attributable to Common Stockholders” to our audited consolidated financial statements appearing elsewhere in this prospectus for an explanation of our calculation of basic and diluted net (loss) income per share attributable to common stockholders.

(2)

Pro forma basic and diluted net (loss) income per share attributable to common stockholders and the weighted-average number of shares used in the computation of the per share amount gives effect to the Existing Preferred Stock Conversion, the Redeemable Common Stock Reclassification, the Warrant Exercise and the RSU Settlement and related stock-based compensation expense, as if each had occurred at the beginning of the period. Pro forma basic and diluted net (loss) income per share attributed to common stockholders also reflects cumulative stock-based compensation expense related to stock options which commence recognition of expense upon the occurrence of an underwritten initial public offering. Pro forma basic net (loss) income per share attributed to common stockholders excludes     RSUs from the RSU Settlement because they are subject to the 2012 RSU Plan which gives the Company the right to elect to settle vested RSUs in cash or shares.

	As of December 31, 2024
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)(3)
	(in thousands)
Consolidated Balance Sheet Information:
Cash and cash equivalents	$1,000,965	$	$
Net working capital(4)	(1,038,130)
Total assets	5,093,585
Long-term debt obligations, current and non-current	2,331,507
Series I redeemable preferred stock bifurcated derivative, Series J redeemable preferred stock liability and Series M redeemable preferred stock liability	73,387
Redeemable preferred stock	474,920
Redeemable common stock	22,258
Accumulated deficit	(1,504,669)
Total stockholders’ equity	880,564

(1)

The pro forma consolidated balance sheet information reflects (a) the Reclassification, the Existing Preferred Stock Conversion, the Redeemable Common Stock Reclassification, the RSU Settlement and the Warrant Exercise, (b) stock-based compensation expense of $     associated with RSUs, stock options, warrants and restricted stock for which the service-based and performance-based vesting conditions, as applicable, were fully or partially satisfied as of December 31, 2024 and for which the performance-based vesting condition related to a liquidity event will be satisfied upon the completion of this offering, reflected as an increase to additional paid-in-capital and accumulated deficit and (c) the filing and effectiveness of our amended and restated certificate of incorporation and amended and restated bylaws, which will occur immediately prior to the completion of this offering.

(2)

The pro forma as adjusted consolidated balance sheet information reflects (a) the pro forma adjustments set forth in footnote (1) above, (b) the sale and issuance of    shares of our Class A common stock in this offering, assuming an initial public offering price of $    per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and (c) the application of the net proceeds that we receive from this offering to repay approximately $     of existing indebtedness outstanding under our term loan Credit Facilities as described in the section titled “Use of Proceeds.”

(3)

The pro forma as adjusted information is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing. For example, a $1.00 increase or decrease in the assumed initial public offering price of $    per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, respectively, each of cash and cash equivalents, net working capital, total assets and total stockholders’ equity by $    million or $    million, respectively, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, an increase or decrease of 1,000,000 shares in the number of shares offered by us would increase or decrease, respectively, each of cash and cash equivalents, net working capital, total assets and total stockholders’ equity by $    million or $    million, respectively, assuming the assumed initial public offering price of $    per share remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(4)

We define net working capital as total current assets, excluding cash and cash equivalents, less total current liabilities, excluding current long-term debt obligations. Other companies may define working capital differently than us, which reduces its usefulness as a comparative measure.

Key Business Metric and Non-GAAP Financial Measures

We regularly review a number of operating and financial measures, including the following key business metric and non-GAAP financial measures, to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans, and make strategic decisions. The measures set forth below should be considered in addition to, not as a substitute for or in isolation from, our financial results prepared in accordance with GAAP. Other companies, including companies in our industry, may calculate these measures differently or not at all, which reduces their usefulness as comparative measures. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Business Metric and Non-GAAP Financial Measures” for additional information on the operating metric and non-GAAP financial measures set forth below, including a reconciliation of the non-GAAP financial measures, Adjusted EBITDA and free cash flow, to the most directly comparable financial measures calculated in accordance with GAAP and a discussion on the utility and limitations of our key business metric and non-GAAP financial measures.

The following table summarizes our key business metric and non-GAAP financial measures (along with the most directly comparable GAAP measures) for the periods indicated:

	Year Ended December 31,
	2024	2023	2022
	(in thousands)
Key Business Metric
GMS(1)	$8,679,626	$6,857,159	$4,762,879
Non-GAAP Financial Measures
Net (loss) income (GAAP)	$(2,800)	$405,201	$(260,987)
Adjusted EBITDA(2)	$298,675	$353,919	$(57,042)
Net cash provided by (used in) operating activities (GAAP)	$261,487	$307,391	$(47,521)
Free cash flow(3)	$255,110	$301,954	$(49,827)

(1)

GMS represents the total dollar value paid by buyers for ticket transactions and fulfillment. GMS includes fees we charge buyers and sellers that can vary by transaction, as well as the net proceeds we remit to sellers. Our definition of GMS does not include applicable sales, value-added and other indirect taxes, shipping costs and the impact of discounts and coupons as well as event cancellations or expected cancellations after the initial transaction on our platform. We believe it is useful to exclude these items, primarily refunds due to event cancellations, as GMS is a key metric used by management to measure the business performance. We believe GMS is useful to management and investors as it serves as an important indicator of our ability to attract and satisfy buyers and sellers, the overall health of our marketplace and the scale and growth of our business. GMS is an operating metric and does not represent revenue earned by us calculated in accordance with GAAP.

(2)

Adjusted EBITDA is defined as net (loss) income excluding results from non-operating sources including interest income and expense, (provision) benefit for income taxes, other income (expense), net, foreign currency gains (losses), gains (losses) on derivatives, depreciation and amortization, acquisition-related costs, stock-based compensation expense, employee relocation costs, debt refinancing costs and loss on extinguishment of debt, indirect tax contingency costs, litigation reserves and other costs and expenses.

(3)

Free cash flow is defined as net cash provided by (used in) operating activities less capital expenditures, which includes purchases of property and equipment, purchases of intangible assets and capitalized software development costs.

RISK FACTORS

Investing in our Class A common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, before making a decision to invest in our Class A common stock. In addition, other risks and uncertainties not presently known to us or that we currently deem not material may also harm our business. If any of these risks actually occur, our business, financial condition, results of operations and prospects could be harmed. In that event, the trading price of our Class A common stock could decline, and you could lose part or all of your investment.

Risks Relating to Our Business and the Ticketing Industry

Our business depends on supply and demand for and continued occurrence of large-scale sports, concerts, theater and other live events, and any decrease in the number of such events or the willingness of consumers to attend such events could have a material and adverse effect on our business, financial condition and results of operations.

Ticket sales are sensitive to fluctuations in the number, frequency, pricing and popularity of sports, concerts, theater and other live events and activities offered by promoters, teams and facilities. We rely on third parties to create, perform and anticipate public demand for sports, concerts, theater and other live events, and any unwillingness to tour, lack of availability of popular artists, decrease in the number of games or performances held or inability to anticipate public demand could limit our ability to generate revenue. Moreover, we are dependent on consumers’ willingness and ability to attend these events. As such, adverse trends in the sports and entertainment industries as well as consumer behavior, spending and confidence generally could adversely affect our business, financial condition and results of operations.

Many of the factors affecting the number and availability of sports, concerts, theater and other live events are beyond our control. For instance, certain sports leagues have experienced labor disputes leading to threatened or actual player lockouts. Any such lockouts that result in shortened or canceled seasons could adversely impact our business both due to the loss of games and ticketing opportunities as well as the possibility of decreased attendance following such a lockout due to adverse fan reaction. In addition, we have no control over the tour schedules of artists and certain international sporting events, such as the FIFA World Cup, are not scheduled on an annual basis, which will affect the supply of tickets and demand for our business.

In addition, public health issues or crises (such as the COVID-19 pandemic) have and could in the future result in the widespread cancellation or lack of live entertainment events or reduction or stoppage of ticket sales if fans are unable or choose not to attend events. The COVID-19 pandemic had a significant impact on our business, financial condition and results of operations and we cannot assure you that a similar event or other adverse conditions will not occur in the future.

Moreover, general economic conditions, rates of unemployment, fuel prices, interest rates, changes in tax rates and tax laws that impact companies or individuals, inflation, consumer trends, work stoppages, public health issues, geopolitical conflicts, natural disasters or public concerns over terrorism and security incidents impact the supply and demand for and continued occurrence of large-scale sports, concerts, theater and other live events. For example, during periods of economic slowdown and recession, many consumers and corporations have historically reduced their discretionary spending, including spend on sports, concerts, theater and other live events, negatively impacting ticket sales. To the extent any of these general economic or other conditions negatively impact the supply and demand for and continued occurrence of large-scale sports, concerts, theater and other live events, it could adversely affect our business, financial condition and results of operations.

Our business depends on our ability to attract and retain buyers and sellers, and any adverse changes in these relationships could adversely affect our business, financial condition and results of operations.

Our business depends on obtaining and maintaining our deep and longstanding relationships with the parties that use our marketplace to buy and sell tickets, including individual fans who are ticket buyers and sellers, professional sellers and content rights holders. We cannot assure you that we will be able to maintain existing relationships or establish new ones by attracting new buyers and sellers to our marketplace, and the failure to do so could have a material and adverse effect on our business, financial condition and results of operations.

In order to grow our revenue and our business, we must cost-effectively attract new buyers and sellers of all types, including individual sellers, professional sellers and content rights holders, and drive their repeat usage of our marketplace over time. Our ability to attract buyers relies predominantly on leveraging our strong global brands, our expertise in customer acquisition and creating a best-in-class experience. In order to deliver a compelling value proposition to our buyers, we need to offer a large and diverse supply of ticket inventory. Our ability to offer this supply requires us to attract and maintain a large base of sellers and help them efficiently distribute their inventory so that they continue to utilize our platform and provide us with more event and experience listings. Any adverse change in these relationships, including our inability to adapt and meet the needs of the buyers and sellers on our marketplace, could adversely affect our business, financial condition and results of operations.

Changes in internet search engine algorithms and dynamics, or any limitation or discontinuation of support by such search engines for our paid search results, could have an adverse impact on traffic for our sites and ultimately, our business, financial condition and results of operations.

We rely heavily on internet search engines, such as Google, to generate traffic to our website, through a combination of organic and paid searches. Search engines frequently update and change the logic that determines the placement and display of results of a user’s search, such that the purchased or algorithmic placement of links to our website can be adversely affected. In addition, a search engine could alter its search algorithms or results causing our website to be placed lower in organic search query results. If a major search engine changes its algorithms in a manner that adversely affects the search engine ranking of our website or the websites of our partners, our business, financial condition and results of operations would be harmed. Furthermore, if we fail to successfully manage our search engine optimization, we could see a substantial decrease in traffic to our website, requiring us to increase spend to increase traffic, which could ultimately increase costs and adversely impact our business, financial condition and results of operations.

In addition, if we violate, or a search engine provider believes we have violated, the terms of service or if there is any change or deterioration in our relationship with these providers, the provider could limit or discontinue its support for our paid search results. For example, in 2019, Google temporarily suspended viagogo from its paid search results for alleged violations of Google’s advertising policy regarding clarity of ticket price, delivery and other fees in the shopping process, as well as certain claims regarding ticket validity, which resulted in a significant decline to viagogo’s GMS. If we were to experience future limitations or discontinuations, it could significantly reduce our ability to attract and retain buyers and sellers, which could materially and adversely affect our business, financial condition and results of operations.

We rely on third-party platforms to distribute our applications, and any change in our relationship with those platform providers could adversely impact our business, financial condition and results of operations.

We rely on third-party application platforms, such as the Apple App Store and Google Play Store, to enable downloads of our applications and these platforms are an important distribution channel for our applications. Each platform provider has broad discretion to make changes to its operating systems and to change and interpret its terms of service and other policies, and those changes may be unfavorable to us. For example, certain competing applications may be promoted or placed in a more favorable order within the platform, which could prevent or limit the ability of potential customers from discovering our applications. In addition, changes by the platforms could limit, eliminate or otherwise interfere with our applications, our ability to distribute our applications through their stores, and our ability to update our applications, including to make bug fixes or other feature updates or upgrades. Furthermore, if these platforms choose to charge commissions on our applications and we fail to negotiate favorable terms, it may harm our business, financial condition and results of operations.

We face intense competition in the ticketing industry, and we may not be able to maintain or increase our current revenue, which could adversely affect our business, financial condition and results of operations.

Our business faces significant competition from other international, national, regional and local original issuance and secondary ticketing service providers, some of whom have significantly greater financial and operating resources than we do. We face competition in the secondary ticketing market from auction websites and other secondary ticketing marketplaces and from other ticket sellers with online distribution capabilities. In addition, our new direct issuance business faces significant competition from other national, regional and local original issuance ticketing service providers as well as from companies that utilize self-ticketing systems, venue box offices and season and subscription sales. Some of these competitors are more established in the original issuance ticketing marketplace and may have exclusive booking rights with certain venues or events. The original issuance market is highly fragmented. Based on publicly available data and market research, we believe that the largest player made up approximately 25% of the original issuance market in 2024, with the remaining coming from a very diverse group of national, regional and local original issuance ticketing service providers. The advent of new technology, particularly as it relates to online ticketing, has amplified this competition. The intense competition that we face in the ticketing industry could cause the volume of transactions on our marketplace to decline, which could adversely affect our business, financial condition and results of operations.

Other variables related to the competitive environment that could adversely affect our financial performance by, among other things, leading to decreases in the number of transactions on our marketplace, overall revenue and fees or profit margin include:

•	competitors’ offerings, which may include more favorable terms or pricing or exclusivity with certain venues or events;

•

technological changes and innovations that we are unable to adopt or are late in adopting that offer more attractive alternatives than we currently offer, which could lead to a loss of ticket sales or lower ticket fees; and

•	ticket selection and variety that is superior compared to the selection and variety listed on our marketplace.

In the markets in which we operate, we face significant competition from other secondary as well as original issuance ticketing service providers to secure new and retain existing buyers and sellers, including individual sellers, professional sellers and content rights holders, on a continuous basis. Competitors that have historically focused exclusively on either secondary or original issuance ticketing services have begun to move into each other’s market, resulting in an increasing number of original issuance ticketing service providers entering into the secondary ticketing market. We face significant and increasing challenges from original issuance ticketing service providers that offer tickets at a price that fluctuates based on customer demand, thereby reducing the attractiveness of the secondary market for brokers. For additional information regarding our competitive landscape, see “Business—Competition.”

If we do not continue to maintain and improve our marketplace or develop successful new solutions and enhancements or improve existing ones, our business may be adversely affected.

Our ability to attract and retain buyers and sellers, including individual sellers, professional sellers and content rights holders, depends in large part on our ability to provide a user-friendly, secure, efficient, easy-to-use and effective marketplace, develop and improve our marketplace and introduce compelling new solutions and enhancements. Our industry is characterized by rapidly changing technology, new service and product introductions and changing demands of buyers and sellers. We spend substantial time and resources understanding such parties’ needs and responding to them. Building new solutions is costly and complex, and the timetable for commercial release is difficult to predict and may vary from our historical experience. In addition, after development, buyers and sellers may not be satisfied with our enhancements or perceive that the enhancements do not adequately meet their needs. The success of a new solution or enhancement to our marketplace can depend on several factors, including timely completion and delivery, competitive pricing, adequate quality testing, integration with our marketplace, user awareness and overall market acceptance and adoption. If we do not continue to maintain and improve our marketplace or develop successful new solutions and enhancements or improve existing ones, our business, financial condition and results of operations may be harmed.

The reputation and branding of our marketplace are important to our success, and if we are not able to maintain, enhance and differentiate our brands, our business, financial condition and results of operations may be adversely affected.

Our marketplace connects fans around the world with sellers looking to sell tickets. We operate our global ticketing marketplace through two brands: StubHub in North America and viagogo globally. We believe that maintaining and enhancing our reputation and branding as a differentiated ticketing marketplace is critical to retaining our relationship with our existing buyers and sellers and to our ability to attract new buyers and sellers, including individual sellers, professional sellers and content rights holders. The successful promotion of our brands’ attributes will depend on a number of factors that we control and some factors outside of our control.

The promotion of our brands requires us to make substantial expenditures and management investment, which will increase as our market becomes more competitive and as we seek to expand our marketplace. To the extent these expenditures yield increased revenue, this revenue may not offset the increased expenses we incur. If we do not successfully maintain and enhance our brands and successfully differentiate our marketplace from competitive products and services, our business may not grow, we may not be able to compete effectively, we could lose buyers or sellers, including individual sellers, professional sellers and content rights holders, or we could fail to attract potential new buyers and sellers, all of which would adversely affect our business, financial condition and results of operations.

Negative perception of our marketplace may harm our business, including as a result of complaints or negative publicity about us, our inability to timely comply with local laws, regulations and/or consumer protection related guidance, the failure by sellers to fulfill orders placed on our marketplace, our responsiveness to issues or complaints and timing of refunds and/or reversal of payments on our marketplace, actual or perceived disruptions or defects in our marketplace, cybersecurity incidents, such as data breaches and compromised buyer or seller data or lack of awareness of our policies or changes to our policies that sellers, buyers or others perceive as overly restrictive, unclear or inconsistent with our values.

If we are unable to maintain a reputable marketplace that provides valuable solutions and desirable events, then our ability to attract and retain buyers and sellers could be impaired and our reputation, brands and business could be harmed.

In addition, as part of the StubHub Acquisition and the related divestiture of the StubHub international business required by competition regulators, we have agreed to certain restrictions on the use of our StubHub brand outside of the U.S. and Canada, and have granted an exclusive long-term license to use the StubHub brand to the acquirer of the StubHub international business. Such licensing agreement with the purchaser of the StubHub international business materially limits our ability to market ourselves as StubHub outside of the U.S. and Canada, and to market certain live events taking place outside of the U.S. and Canada with our StubHub brand or on StubHub branded websites and applications, which over time may have a material adverse effect on our business and results of operations. Moreover, such licensing agreement may limit our rights to use or commercially exploit aspects of our patented technology, including in our viagogo platform and our StubHub business in the U.S. and Canada. While we continue to maintain rights to the StubHub brand in the U.S. and Canada, and although we have included various contractual protections regarding the use of the StubHub brand by the acquirer, the acquirer may fail to comply with such obligations or fail to maintain or enhance our brand image internationally. See “Business—StubHub Acquisition and U.K. Competition and Markets Authority Final Report” for additional information.

Our failure to successfully address the evolving market for transactions on mobile devices and to build mobile products could harm our business and prospects.

A significant and growing portion of our customers access our platform through mobile devices. The number of people who access the Internet and purchase services through mobile devices, including smartphones and handheld tablets or computers, has increased significantly in the past few years and is expected to continue to increase. If we are not able to provide customers with the experience or solutions they want on mobile devices, we may not be able to attract or retain customers or convert our website traffic into customers and our business may be harmed.

In addition, we face different fraud risks and regulatory risks from transactions sent from mobile devices than we do from personal computers. If we are unable to effectively anticipate and manage these risks, our business and prospects may be harmed.

We may not be successful in executing our business strategy to expand our reach to more categories of events and experiences.

We are focused on expanding our brands and marketplace to even more categories of events and experiences. New offerings and initiatives have a high degree of risk, as they may involve unproven businesses for us with which we have limited or no prior operating experience. For example, we have recently launched our direct issuance business. If content rights holders are not convinced of the value proposition of our marketplace, if we are unsuccessful in building and maintaining relationships with content rights holders or if we do so in a way that is not profitable or fails to compete successfully against our current or future competitors, we may be unable to realize the objectives of this business strategy or realize our anticipated value in this market. Furthermore, the adoption of our direct issuance business is subject to a number of factors, some of which may be out of our control, including the ability or willingness of content rights holders to use our platform to sell tickets, our competitors’ exclusivity rights governing ticket sales for certain events or venues or buyers’ willingness to engage with our brands and marketplace as a source for direct ticket purchases. There can be no assurance that demand for our direct issuance business or any future offerings and initiatives, including additional live event and experience categories and adjacent market opportunities across the live event ecosystem, will exist, develop or be sustained. Further, these efforts entail investments in and resources spent on our systems and infrastructure, payments platform, and increased legal and regulatory compliance expenses, which could distract management and divert capital and other resources from our more established offerings. If we are unsuccessful in executing on our business strategy to reach more categories of events and experiences, including through our direct issuance business, our business and growth prospects may be harmed.

Further, some of the categories of events and experiences we are focused on expanding into may have their own set of compliance and legal rules and regulations. There can be no assurance that we will be able to meet all compliance obligations under any applicable laws impacting these new offerings and initiatives, including obtaining any such licenses in all of the jurisdictions we plan to operate our marketplace in, and, even if we were able to do so, there could be substantial costs and potential product changes involved in complying with such laws, which may have a material and adverse effect on our business. Any noncompliance by us in relation to existing or new laws and regulations, or any alleged noncompliance, could result in reputational damage, litigation, fines, increased costs or liabilities and damages or require us to stop providing these new offerings and initiatives in certain markets. See “—Risks Related to Government Regulation and Litigation—Our failure to comply with existing laws, rules and regulations as well as changing laws, rules and regulations and other legal uncertainties, including as a result of lobbying by artists, teams and promoters, could adversely affect our business, financial condition and results of operations.”

The estimates of market opportunity and forecasts of market growth included in this prospectus may prove to be inaccurate, and even if the markets in which we compete achieve the forecasted growth, our business may not grow at similar rates, or at all.

Market opportunity estimates and growth forecasts included in this prospectus are subject to significant uncertainty and are based on assumptions and estimates which may not prove to be accurate. The estimates and forecasts included in this prospectus relating to size, addressability and expected growth of our target market may prove to be inaccurate. In addition, a large part of our potential market opportunity involves industries that are still nascent in our business, such as our direct issuance business, and given our limited experience in these industries, it may take us longer than we expect to realize some of these market opportunities, if at all. Even if the markets in which we compete and expect to compete meet the size estimates and growth forecasts included in this prospectus, our business may not grow at similar rates, or at all. Our growth is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties.

Our recent rapid growth may not be sustainable or indicative of future growth.

We have recently experienced significant and rapid growth. Our historical rate of growth and performance may not be sustainable or indicative of our future rate of growth or performance, and in future periods, our revenue could grow more slowly than we expect or decline. We believe that continued growth in revenue and our ability to improve or maintain margins, will depend upon, among other factors, our ability to address the challenges, risks and difficulties described elsewhere in this “Risk Factors” section. We cannot provide assurance that we will be able to successfully manage any such challenges or risks to our future growth. Any of these factors could cause our growth to slow or decline and may adversely affect our business and results of operations. Moreover, it may be difficult for us to accurately plan for and model future growth and performance. You should not rely on our historical rate of growth as an indication of our future performance. Failure to continue to grow our revenue or improve or maintain margins would adversely affect our business, financial condition and results of operations.

We may not be able to generate sufficient revenue to maintain profitability. Moreover, we expect to recognize stock-based compensation expense of approximately $    million in connection with the completion of this offering and increased costs going forward as a public company, which our revenues may not sufficiently offset.

We had net (loss) income of $(2.8) million, $405.2 million and $(261.0) million for the years ended December 31, 2024, 2023 and 2022. As of December 31, 2024, we had an accumulated deficit of $1,504.7 million. There can be no assurance that our revenue will continue to increase or that our margins will not decline over time.

We have granted RSUs, stock options, warrants and restricted stock to our employees and certain non-employees containing service-based and performance-based conditions. During the quarter in which this offering is completed, we will begin recording stock-based compensation expense for these awards with a performance-based vesting condition related to a liquidity event, which will be satisfied upon the completion of this offering. If this offering had occurred on December 31, 2024, we would have recorded $1,263.4 million of cumulative stock-based compensation expense for these awards for which the service-based and performance-based vesting conditions, as applicable, were fully or partially satisfied as of that date. The total unrecognized stock-based compensation expense related to these awards would be $320.8 million, which amount is expected to be recognized over a weighted-average recognition period of 1.7 years. At the time of the offering, we expect to recognize stock-based compensation expense of approximately $    million for these awards for which the service-based and performance-based vesting conditions were fully or partially satisfied as of    , 2024 and for which the performance-based vesting condition related to a liquidity event will be satisfied upon the completion of this offering. For awards with vesting conditions tied to achieving certain stock price thresholds, additional expense may be accelerated upon achieving their respective thresholds in advance of their derived service period. Following this offering, our future operating expenses, particularly during the quarter in which this offering is completed, will include a substantial amount of stock-based compensation expense with respect to these awards, as well as any other equity awards we have granted and may grant in the future, which may have an adverse impact on our ability to achieve profitability in that quarter and going forward. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Stock-Based Compensation.”

In addition, part of our business strategy is to focus on our long-term growth and profitability. As a result, our profitability may be lower in the near term than it would be if our strategy were to maximize short-term profitability. Significant expenditures on sales and marketing efforts, expanding our platform, products, features and functionality and expanding our product development, each of which we intend to continue to invest in, may not ultimately grow our business or cause long-term profitability. If we are ultimately unable to achieve profitability at the level anticipated by industry or financial analysts and our stockholders, our stock price may decline.

Our efforts to grow our business may be costlier than we expect, or our revenue growth rate may be slower than we expect. We may not be able to increase our revenue enough to offset the increase in operating expenses resulting from these investments. If we are unable to continue to grow our revenue, the value of our business and Class A common stock may significantly decrease.

You should not rely on the revenue growth of any prior quarterly or annual period as an indication of our future performance. If we are unable to continue to grow revenue and manage our expenses effectively, we will not be able to maintain profitability.

Our results of operations vary from quarter to quarter and year over year, so our financial performance in certain financial quarters or years may not be indicative of, or comparable to, our financial performance in subsequent financial quarters or years.

We believe our financial results and cash needs will vary greatly from quarter to quarter and year to year depending on, among other things, the timing of and demand for certain tours, tour cancellations, event ticket sales, seasonal and other fluctuations in our results of operations, the timing of guaranteed payments, financing activities, acquisitions and investments and receivables management. For example, the timing of and demand for top sporting events and concert tours, such as the Super Bowl, the UEFA Champions League Final, the FIFA World Cup, Elton John’s “Farewell Yellow Brick Road” tour, Taylor Swift’s “Eras” tour, can impact comparability of quarterly results year-over-year, and potentially annual results also. Similarly, the number of games or matches in sports playoff series, the teams involved and demand for certain games or matches can vary year-over-year and impact our results. We have in the past experienced variations in revenue based on the timing of and demand for certain experiences or events, such as major sports league seasons, the timing of certain international sporting events, tour schedules of certain artists and popular theater or concert events. Because our results may vary significantly from quarter to quarter and year to year, our financial results for one quarter or year cannot necessarily be compared to another quarter or year and may not be indicative of our future financial performance in subsequent quarters or years. Moreover, seasonality in our business could create cash flow management risks if we do not adequately anticipate and plan for periods of decreased activity, which could adversely impact our ability to execute on our strategy, which in turn could harm our business, financial condition, results of operations and prospects.

We calculate certain business metrics using internal systems and tools and do not independently verify such metrics. Certain metrics are subject to inherent challenges in measurement, and real or perceived inaccuracies in such metrics may adversely affect our business, financial condition and results of operations.

We present certain business metrics herein, including GMS. We calculate these metrics using internal systems and tools that are not independently verified by any third party. These metrics may differ from estimates or similar metrics published by third parties or other companies due to differences in sources, methodologies or the assumptions on which we rely. Our internal systems and tools have a number of limitations, and our methodologies for tracking these metrics may change over time, which could result in unexpected changes to our metrics, including the metrics we publicly disclose on an ongoing basis. If the internal systems and tools we use to track these metrics undercount or overcount performance, including double counting data such as buyers or sellers on our marketplace or contain algorithmic or other technical errors, the data we present may not be accurate. While these numbers are based on what we believe to be reasonable estimates of our metrics for the applicable period of measurement, there are inherent challenges in measuring the size of these metrics. Furthermore, because we completed the integration of the StubHub business in 2022 following the StubHub Acquisition, we have limited ability to track certain operational metrics on a combined historical basis. As a result, certain metrics may not be comparable or available at all on a historical basis. Limitations or errors with respect to how we measure data or with respect to the data that we measure may affect our understanding of certain details of our business, which would affect our long-term strategies. If our business metrics or our estimates are not accurate representations of our business, or if investors do not perceive our business metrics to be accurate, or if we discover material inaccuracies with respect to these figures, our operating and financial results could be adversely affected.

Our platform is highly complex, and any undetected errors could adversely affect our business, financial condition and results of operations.

Our platform is a complex system composed of many interoperating components and software. Our business is dependent upon our ability to prevent system interruption on our platform, to effectively implement updates to our systems and to appropriately monitor and maintain our systems. Our software, including open source software, may now or in the future contain undetected errors, bugs, vulnerabilities or backdoors. Some errors, bugs, vulnerabilities or backdoors in our software code have not been and may not be discovered until after the code has been released. Defects or errors in our system and software limitations could result in platform unavailability or system disruption or the inability of our systems to implement timely updates that are required for regulatory compliance. For example, defects or errors could result in the delay in making payments to sellers or refunds to buyers or overpaying or underpaying sellers, which would impact our cash position and may cause buyers and sellers to lose trust in our payment operations. Any errors, bugs, vulnerabilities or backdoors discovered in our code or systems released to production or found in third-party software, including open source software, that is incorporated into our code, any misconfigurations of our systems or any unintended interactions between systems could result in poor system performance, an interruption in the availability of our platform, incorrect payments, incorrect calculations, search ranking problems, buyer or seller account takeovers, fraudulent listings, issues with chatbot behavior, inadvertent failure to effectively comply with legal, tax or regulatory requirements, negative publicity, damage to our reputation, loss of existing and potential buyers and sellers, loss of revenue, liability for damages, a failure to comply with certain legal or tax reporting obligations and regulatory inquiries or other proceedings, any of which could adversely affect our business, financial condition and results of operations.

We rely on the experience and expertise of our senior management team, key technical employees and other highly skilled personnel and the failure to retain, motivate or integrate any of these individuals could have an adverse effect on our business, financial condition, results of operations and prospects.

Our success depends upon the continued service of our senior management team and key technical employees, especially Mr. Baker, our Founder and Chief Executive Officer, as well as our ability to continue to attract and retain additional highly qualified personnel. Our future success depends on our continuing ability to identify, hire, develop, motivate, retain and integrate highly skilled personnel for all areas of our organization. Each of our executive officers, key technical personnel and other employees could terminate his or her relationship with us at any time. In addition, our compensation arrangements, such as our equity award programs, may not always be successful in retaining and motivating our existing employees. The loss of any member of our senior management team or key personnel might significantly delay or prevent the achievement of our business objectives and could harm our business and our relationships.

We face significant competition for qualified personnel, including members of management as well as key engineering, product development, design and marketing personnel. In particular, we face significant competition for talent from other technology and high-growth companies, which include both public and privately held companies. We may not be able to hire new employees quickly enough to meet our needs. To attract top talent, we have had to offer, and believe we will need to continue to offer, competitive compensation and benefits packages. We may also need to increase our employee compensation levels in response to competition. In addition, fluctuations in the price of our Class A common stock may make it more difficult or costly to use equity compensation to motivate, incentivize and retain our employees. If we fail to effectively manage our hiring needs or successfully integrate new hires, our efficiency, ability to meet forecasts and our employee morale, productivity and retention could suffer, which may adversely affect our business, financial condition, results of operations and prospects.

Our corporate culture has contributed to our success, and if we cannot maintain our corporate culture as we grow, we could lose the innovation, teamwork, passion and focus on execution that we believe contribute to our success, and our business may be harmed.

We believe that a critical component to our success has been our corporate culture. We have experienced, and may continue to experience, rapid growth and organizational change, including growth and organizational change resulting from our acquisition and subsequent integration of the StubHub business. As we continue to grow, we must effectively integrate, develop and motivate a large number of new employees and maintain what we consider to be the key aspects of our corporate culture. We have invested substantial time and resources into building our team and we will continue to require significant capital expenditures and the allocation of valuable management resources to grow and change without undermining our corporate culture. Any failure to preserve our culture as we grow could negatively affect our future success, including our ability to retain and recruit personnel and to effectively focus on and pursue our corporate objectives.

Impairment of goodwill and/or intangible assets could adversely impact our financial condition and results of operations.

In accordance with GAAP, we test goodwill and indefinite-lived intangible assets for impairment annually, or more frequently if events or changes in circumstances indicate that the assets might be impaired. If the carrying value of the reporting unit including goodwill exceeds its fair value, then the implied fair value of the reporting unit’s goodwill is calculated and an impairment loss equal to the excess is recognized. As of December 31, 2024, we had goodwill of $2,686.7 million, which constituted 53% of our total assets at that date. Impairment may result from, among other things, a significant decline in our expected cash flows, an adverse change in the business climate and slower growth rates in our industry. We cannot provide assurance that our goodwill will not be impaired in future periods. If we are required to record an impairment charge for goodwill in the future, this would adversely impact our financial condition and results of operations.

Exchange rates may cause fluctuations in our results of operations that are not related to our operations.

Because we operate globally, derive revenue from our international operations and have a Euro-denominated loan, we expect to incur currency translation losses or gains due to changes in the values of foreign currencies relative to the U.S. dollar. For the years ended December 31, 2024, 2023 and 2022, our international operations accounted for 14%, 12% and 13% of our transaction fees, respectively. We have experienced and will continue to experience fluctuations in our financial results due to foreign currency exchange transaction risk and translation risk. For example, we recorded a foreign currency gain of $41.1 million for the year ended December 31, 2024, primarily caused by translation effect of the U.S. dollar on our outstanding Euro-denominated term loan, compared to a $24.7 million loss for the year ended December 31, 2023. We cannot predict the future relationship between the U.S. dollar and the currencies used by our international businesses or the effect of exchange rate fluctuations on our future results of operations.

We may experience operational and financial risks in connection with acquisitions.

We may selectively seek potential acquisition targets to add complementary companies, products or technologies. The identification of suitable acquisition targets can be difficult, time-consuming and costly. We may be unable to identify suitable targets for acquisition or make acquisitions at favorable prices. If we identify a suitable acquisition candidate, our ability to successfully complete the acquisition would depend on a variety of factors, and may include our ability to obtain financing on acceptable terms and requisite government approvals. In addition, our Credit Facilities restrict our ability to make certain acquisitions. In connection with future acquisitions, we could take certain actions that could adversely affect our business, including, among other things:

•	using a significant portion of our available cash and cash equivalents;

•	issuing equity securities, which would dilute current stockholders’ percentage ownership;

•	incurring substantial debt, which would further restrict our business and operations;

•	incurring or assuming contingent liabilities, known or unknown;

•	incurring amortization expenses related to intangibles; and

•	incurring large accounting write-offs or impairments.

In addition, acquisitions involve inherent risks which, if realized, could adversely affect our business and results of operations, including those associated with:

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integrating the operations, financial reporting, technologies and personnel of acquired companies, including establishing and maintaining a system of internal controls appropriate for a public company environment;

•	managing geographically dispersed operations;

•	the diversion of management’s attention from other business concerns;

•	the inherent risks in entering markets or lines of business in which we have either limited or no direct experience;

•	the potential loss of key employees, customers and strategic partners of acquired companies; and

•	the impact of laws and regulations relating to antitrust at the state, federal and international levels, which could significantly affect our ability to complete acquisitions and expand our business.

Risks Relating to Government Regulation and Litigation

Compliance with ever-evolving federal, state and foreign laws and other requirements relating to the handling of information about individuals necessitates significant expenditure and resources, and any actual or perceived failure by us or our vendors to comply may result in significant liability, negative publicity, regulatory investigations or actions and/or an erosion of trust, which could materially adversely affect our business, results of operations and financial condition.

In connection with running our business, we receive, use, transmit, store and process a large volume of personal data, including from and about our buyers and sellers, as well as our employees and business contacts. We are therefore subject to numerous federal, state, and international laws, regulations, and other requirements that address privacy, data protection and security, and the collection, storing, sharing, use, disclosure, processing, and protection of personal data, including for marketing and advertising purposes. In the U.S., federal, state and local governments have enacted numerous privacy and data security laws, including data breach notification laws, personal data privacy laws, consumer protection laws (e.g., Section 5 of the Federal Trade Commission Act) and other similar laws (e.g., wiretapping laws). Further, the California Consumer Privacy Act and related laws in other jurisdictions require us to, among other things: provide certain disclosures regarding our collection, use, and disclosure of personal data; receive and respond to requests from individuals to access, delete, and correct their personal data, or to opt-out of certain disclosures of their personal data; and enter into specific contractual provisions with service providers that process personal data on our behalf.

Outside the U.S., personal data and other user data is increasingly subject to legislation and regulations in numerous jurisdictions around the world, the intent of which is to protect the privacy of information that is collected, processed and transmitted in or from the governing jurisdiction. In the European Economic Area (the “EEA”) and the United Kingdom (the “U.K.”), we are subject to the European Union General Data Protection Regulation (the “EU GDPR”) and the United Kingdom General Data Protection Regulation and Data Protection Act 2018 (collectively, the “U.K. GDPR”) (the EU GDPR and U.K. GDPR together referred to as the “GDPR”). The GDPR imposes a comprehensive data privacy compliance regime including: maintaining a record of data processing; providing detailed disclosures about how personal data is collected and processed (in a concise, intelligible and easily accessible form); demonstrating that appropriate legal bases are in place to justify data processing activities; complying with rights for data subjects in regard to their personal data (including data access, erasure (the right to be “forgotten”) and portability); ensuring appropriate safeguards are in place where personal data is transferred out of the EEA and the U.K.; notifying data protection regulators (and in certain cases, affected individuals) of significant data breaches; and complying with the principal of accountability and the obligation to demonstrate compliance through policies, procedures, training and audit.

In relation to cross-border transfers of personal data, we expect the existing legal complexity and uncertainty regarding international personal data transfers to continue. In particular, we expect the European Commission approval of the current EU-US Data Privacy Framework for data transfers to certified entities in the U.S. to be challenged and international transfers to the U.S. and to other jurisdictions more generally to continue to be subject to enhanced scrutiny by regulators. As the regulatory guidance and enforcement landscape in relation to data transfers continue to develop, we could suffer additional costs, complaints and/or regulatory investigations or fines; we may have to stop using certain tools and vendors and make other operational changes; we may have to implement alternative data transfer mechanisms under the GDPR and/or take additional compliance and operational measures; and/or it could otherwise affect the manner in which we provide our services, and could adversely affect our business, operations and financial condition.

We are also subject to evolving privacy laws on cookies, tracking technologies and e-marketing in the European Union (the “E.U.”) and the U.K. Recent European court and regulator decisions are driving increased attention to cookies and tracking technologies. If the trend of increasing enforcement by regulators of the strict approach to opt-in consent for all but essential use cases, as seen in recent guidance and decisions continues, this could lead to substantial costs, require significant systems changes, limit the effectiveness of our marketing activities, divert the attention of our technology personnel, adversely affect our margins and subject us to additional liabilities. In light of the complex and evolving nature of E.U., E.U. Member State and U.K. privacy laws on cookies and tracking technologies, there can be no assurances that we will be successful in our efforts to comply with such laws, and violations of such laws could result in regulatory investigations, fines, orders to cease/change our use of such technologies, as well as civil claims including class actions and reputational damage. Other jurisdictions besides the U.S., U.K. and EEA also have laws governing data privacy and security or are considering the adoption of new laws.

On November 16, 2022, the Digital Services Act (the “DSA”) came into force in the E.U. Most of the substantive provisions of the DSA took effect on February 17, 2024, however, market practice in relation to compliance and approaches to enforcement are still developing. The DSA places a number of obligations on us regarding among other things, addressing illegal services, products, and content on our platform, ensuring the traceability of business users (including by obtaining, assessing and retaining certain information about them), and implementing enhanced transparency measures (including in relation to any recommendation systems we utilize, such as requirements to disclose the main parameters used by such systems and any available options for service recipients to modify or influence them). Further, the DSA contains general requirements that user interfaces may not deceive or manipulate users.

In addition to the DSA, on October 26, 2023 the Online Safety Act (the “OSA”) received assent in the U.K. The OSA will place a range of obligations on us regarding the services, products and content available on our platform and the users we engage with. We will be required to undertake various compliance steps – in addition to those in relation to the DSA – in order to comply with the requirements of the OSA, many of which are yet to be fully clarified in the form of anticipated Codes of Practice. While the timetable for implementation of the OSA is unclear, it is expected to be imminent in 2024.

We are also subject to the Payment Card Industry (“PCI”) Data Security Standard, which is a standard designed to protect credit card account data as mandated by payment card industry entities. See “—Risks Relating to Information Technology, Cybersecurity and Intellectual Property—Our payments system depends on a number of third-party providers and is subject to risks that may harm our business” for more information. We rely on vendors to handle a significant portion of PCI matters applicable to our business and to help ensure PCI compliance. Despite our compliance efforts, we may become subject to claims that we have violated the PCI Data Security Standard based on past, present and future business practices. Our actual or perceived failure to comply with the PCI Data Security Standard can subject us to fines, termination of banking relationships and increased transaction fees.

The requirements of these laws and industry standards, and their application and interpretation, are constantly evolving and developing, creating a complex compliance environment. The interpretation and application of many privacy and data protection laws are, and will likely remain, uncertain, and it is possible that these laws may be interpreted and applied in a manner that is inconsistent with our existing data management practices or product features. Any failure or perceived failure by us to comply with these laws could result in fines, lawsuits and other claims and penalties, and we could also be required to fundamentally change our business activities and practices or modify our products, which could harm our business. In addition to government regulation, privacy advocacy and industry groups may propose new and different self-regulatory standards that either legally or contractually apply to us. Any inability to adequately address privacy, data protection, and data security concerns or to comply with applicable privacy, data protection or data security laws, regulations, policies and other obligations could result in proceedings, actions, orders to cease/change our data processing activities, enforcement actions, assessment notices (for a compulsory audit), civil claims (including class actions) and, in certain jurisdictions, criminal liability against us, additional cost and liability to us, damage to our reputation, and harm to our sales and our business, any of which could adversely affect our business, financial condition and results of operations.

We also depend on a number of third parties in relation to the operation of our business, a number of which process personal data on our behalf. There can be no assurances that any privacy- and security-related measures and safeguards we have put in place in relation to these third parties will be effective to protect us and/or the relevant personal data from the risks associated with the third-party processing, storage and transmission of such data. Our failure, and/or the failure by the various third-party service providers and partners with which we do business, to comply with applicable privacy policies or federal, state or similar international laws and regulations or any other obligations relating to privacy, data protection or information security, or any compromise of security that results in the unauthorized release of personal data or other user data, or the perception that any such failure or compromise has occurred, could result in additional litigation and potential liability, adversely harm our brands and reputation, result in a loss of buyers or sellers, including individual sellers, professional sellers and content rights holders, and discourage potential buyers or sellers from trying our marketplace, any of which could adversely affect our business, financial condition and results of operations.

If our use of artificial intelligence results in inaccurate data, regulatory scrutiny, privacy concerns or is otherwise unsuccessful, it could adversely affect our business, results of operations and financial condition.

We have made investments in artificial intelligence (“AI”) initiatives. We rely on AI, machine learning (“ML”), data analytics and similar tools (“AI Tools”) to analyze market trends, improve our services, and tailor our interactions with our customers. We primarily use third-party AI Tools that StubHub has licensed or otherwise obtained a right to use from the applicable third-party provider. As with many technological innovations, there are significant risks involved in developing, maintaining and utilizing AI Tools and no assurance can be provided that our use of AI Tools will enhance our products or services or continue to be successful. If the models underlying our AI Tools are inadequately or incorrectly designed, improperly trained or used, or the data used to train them is incomplete, inadequate or biased in some way, our use of AI Tools may inadvertently reduce our efficiency or cause unintentional or unexpected outputs that are incorrect, insufficient, do not comply with our policies or standards, adversely affect our financial condition, business and reputation. Further, if we are deemed to not have sufficient rights to use such data to train our AI Tools, then we may be subject to litigation by the owners of the content or other materials that comprise such data, similar to the litigation that is currently pending in various U.S. courts against other developers of AI Tools, and in which the outcome of such litigation is still uncertain.

Several jurisdictions around the globe, including Europe and certain U.S. states, have proposed enacted, or are considering laws governing the development and use of AI/ML, such as the EU’s AI Act. We expect other jurisdictions will adopt similar laws. Additionally, certain privacy laws extend rights to consumers (such as the right to delete certain personal data) and regulate automated decision making, which may be incompatible with our use of AI/ML. These obligations may make it harder for us to conduct our business using AI/ML, lead to regulatory fines or penalties, require us to change our business practices, or prevent or limit our use of AI/ML. For example, the FTC has required other companies to turn over (or disgorge) valuable insights or trainings generated through the use of AI/ML where they allege the company has violated privacy and consumer protection laws. If we cannot use AI/ML or that use is restricted, our business may be less efficient, or we may be at a competitive disadvantage.

The market for AI Tools is complex and rapidly evolving, and we face significant competition from other companies as well as an evolving regulatory landscape. To the extent AI development and utilization from our industry competitors prove to be successful, or more successful, than our approach, the demand for our services could be adversely affected. Our efforts to continuously improve our AI Tools, including the introduction of new products or capabilities or changes to existing products or capabilities, may result in new or enhanced governmental or regulatory scrutiny, litigation, privacy or ethical concerns, or other complications that could adversely affect our business, reputation, or financial results.

The rapid evolution of AI will require the application of resources to develop, test, maintain and improve our products and services to help ensure that the AI is accurate and efficient. The continuous development, testing, maintenance and deployment of our AI Tools may also increase the cost profile of our offerings due to the nature of the computing costs involved in such systems, and may involve unforeseen difficulties including material performance problems, undetected defects or errors. We may encounter technical obstacles, and it is possible that we may discover additional problems that may prevent our proprietary AI Tools from operating properly, which could adversely affect our business, customer relationships and reputation.

Our failure to comply with existing laws, rules and regulations as well as changing laws, rules and regulations and other legal uncertainties, including as a result of lobbying by artists, teams and promoters, could adversely affect our business, financial condition and results of operations.

We are subject to a wide variety of statutes, rules, regulations, policies and procedures in various jurisdictions in the U.S. and abroad relating to the ticketing marketplace, which are subject to change at any time, and which in some cases regulate the amount of transaction and other fees that may be charged in connection with the ticket prices and for secondary ticketing services. New legislation of this nature is introduced from time to time in various (and is pending in certain) jurisdictions in which we operate. For example, several U.S. states and cities, Canadian provinces, the U.K. and certain European countries prohibit the resale of tickets at prices greater than the original face price (in the case of certain jurisdictions, without the consent of the venue) and/or prohibit the resale of tickets to certain types of events. Furthermore, as we expand into the direct issuance market through our direct issuance platform, we may be subject to new laws, rules and regulations. Moreover, under the EU Regulation on platform-to-business relations and the UK Platform to Business Regulation (together, the “P2B

Regs”), we are subject to a number of transparency, operational and related requirements in relation to business users on our marketplace (for example, regarding transparency in terms of ranking parameters, the process for suspending, terminating or restricting user accounts, and the resolution of disputes with users). Complying with this new set of regulations could result in increased costs and additional liabilities. Additionally, artists, teams and promoters may attempt to disrupt the secondary ticketing market through lobbying for such restrictions regarding secondary ticketing policies or partnering with other secondary ticketing marketplaces on an exclusive basis. Our failure to comply with these laws and regulations could result in fines and/or proceedings against us by governmental agencies and/or consumers, which, if material, could adversely affect our business, financial condition and results of operations. In addition, the promulgation of new laws, rules and regulations that restrict or otherwise unfavorably impact the ability or manner in which we participate in the ticketing marketplace industry would require us to change certain aspects of our business, operations and buyer and seller relationships to ensure compliance, which could decrease demand for services, reduce revenue, increase costs and/or subject us to additional liabilities or limit or inhibit our ability to operate, or our users’ ability to continue to use, our platform. For example, New York amended its Arts and Cultural Affairs Law to require additional disclosures by ticket marketplaces and restricted a ticket marketplace’s ability to charge fees for the e-delivery of tickets.

We operate in international markets and are subject to risks associated with the legislative, judicial, accounting, regulatory, political and economic conditions specific to such markets, which could adversely affect our business, financial condition and results of operations.

We provide services in various jurisdictions abroad through a number of brands and businesses that we own and operate, and we expect to continue to expand our international presence. We face, and expect to continue to face, additional risks in the case of our existing and future international operations, including:

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political instability, adverse changes in diplomatic relations and unfavorable economic and business conditions in the markets in which we currently have international operations or into which we may expand, particularly in the case of emerging markets;

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more restrictive or otherwise unfavorable government regulation of the secondary ticketing industry or the ticket industry at large, which could result in increased compliance costs and/or otherwise restrict the manner in which we provide services and the amount of related fees charged for such services;

•	complying with different (and sometimes conflicting) laws and regulatory standards related to payment processing and money transmission;

•	limitations on the enforcement of intellectual property rights, including limitations and challenges with enforcing online “clickwrap” agreements, across multiple jurisdictions;

•	limitations on the ability of foreign subsidiaries to repatriate profits or otherwise remit earnings;

•	adverse tax consequences due both to the complexity of operating across multiple tax regimes as well as changes in, or new interpretations of, international tax treaties and structures;

•	expropriations of property and risks of renegotiation or modification of existing agreements with governmental authorities;

•	diminished ability to legally enforce our contractual rights in foreign countries;

•	limitations on technology infrastructure, which could limit our ability to migrate international operations to a common ticketing system;

•	lower levels of internet usage, credit card usage and consumer spending in comparison to those in the U.S.; and

•

difficulties in managing operations and adapting to consumer desires due to distance, language and cultural differences, including issues associated with (i) business practices and customs that are common in certain foreign countries but might be prohibited by U.S. law and our internal policies and procedures, and (ii) management and operational systems and infrastructures, including internal financial control and reporting systems and functions, staffing and managing of foreign operations, which we might not be able to do effectively or cost-efficiently.

As we expand into new markets, these risks will be intensified and will have the potential to impact a greater percentage of our operations. While our ability to expand our international operations into new jurisdictions or further into existing jurisdictions will depend on limitations by federal, state and local statutes, rules, regulations, policies and procedures, such expansions will also depend in significant part, on our ability to identify potential acquisition candidates, joint venture or other partners, and enter into arrangements with these parties on favorable terms, as well as our ability to make continued investments to maintain and grow existing international operations. If the revenue generated by international operations is insufficient to offset expenses incurred in connection with the maintenance and growth of these operations, our business, financial condition and results of operations could be adversely affected. In addition, in an effort to make international operations in one or more given jurisdictions profitable over the long term, significant additional investments that are not profitable over the short term could be required over a prolonged period.

In foreign countries in which we operate, a risk exists that our employees, contractors or agents could, in contravention of our policies, engage in business practices prohibited by applicable U.S. laws and regulations, such as the U.S. Foreign Corrupt Practices Act, as well as the laws and regulations of other countries prohibiting corrupt payments to government officials such as the U.K. Bribery Act 2010. We maintain policies prohibiting such business practices and have in place global anti-corruption compliance and training programs designed to ensure compliance with these laws and regulations. Nevertheless, the risk remains that one or more of our employees, contractors or agents, including those based in or from countries where practices that violate such U.S. laws and regulations or the laws and regulations of other countries may be customary, as well as those associated with newly acquired businesses, will engage in business practices that are prohibited by our policies, circumvent our compliance programs and, by doing so, violate such laws and regulations. Any such violations, even if prohibited by our internal policies, could result in fines, criminal sanctions against us and/or our employees, prohibitions on the conduct of our business and damage to our reputation, which could adversely affect our business, financial condition and results of operations.

Our business also must be conducted in compliance with applicable economic and trade sanctions laws and regulations, such as those administered and enforced by the U.S. Department of the Treasury’s Office of Foreign Assets Control, the U.S. Department of Commerce, the United Nations Security Council and other relevant trade sanctions authorities, which prohibit or restrict transactions involving certain designated persons and certain designated countries or territories, including Cuba, Iran, North Korea, Syria, the so-called Donetsk People’s Republic, the so-called Luhansk People’s Republic, and the Crimea Region of Ukraine. Our global operations expose us to the risk of violating, or being accused of violating, economic and trade sanctions laws and regulations. Our failure to successfully comply with these laws and regulations may expose us to reputational harm as well as significant penalties, including criminal fines, imprisonment, civil fines, disgorgement of profits, injunctions, as well as other remedial measures. Investigations of alleged violations can be expensive and disruptive. While we have implemented and continue to implement compliance measures and controls, including geoblocking and other restricted party screening measures as well as policies and procedures to promote and achieve compliance with economic and trade sanctions laws, we may have been in the past and could in the future be, in violation of such laws particularly as the scope of such laws may be unclear and subject to changing interpretations. Despite our compliance efforts and activities, we cannot assure compliance by our employees or representatives for which we may be held responsible, and any such violation could adversely affect our reputation, business, financial condition and results of operations.

Our platform might be used for illegal or improper purposes, all of which could expose us to additional liability, damage our brands and reputation, and harm our business.

Our platform remains susceptible to potentially illegal or improper uses by creators or attendees. Illegal or improper uses of our platform may include money laundering, terrorist financing, drug trafficking, illegal online gaming, other online scams, illegal sexually oriented services, phishing and identity theft, prohibited sales of pharmaceuticals, fraudulent sale of goods or services, posting of unauthorized intellectual property, unauthorized uses of credit and debit cards or bank accounts and similar misconduct. Creators may also encourage, promote, facilitate or instruct others to engage in illegal activities. Despite measures we have taken to detect and lessen the risk of this kind of conduct, we cannot guarantee that these measures will stop all illegal or improper uses of our platform and such uses have occurred in the past. Our business could be harmed if creators use our system for illegal or improper purposes, which may expose us to liability as well as damage our brands and reputation, resulting in harm to our results of operations and future prospects. At the same time, if the measures we have taken to guard against these activities are too restrictive and inadvertently screen proper transactions, or if we are unable to apply and communicate these measures fairly and transparently, or if we are perceived to have failed to do so, this could diminish the experience of creators and attendees, which could harm our business, financial condition, results of operations and future prospects.

We are subject to extensive governmental regulations, including with respect to privacy laws and protection of personal data or sensitive information as well as consumer protection laws applicable to our sales and marketing activities, and our failure to comply with these regulations could adversely affect our business, financial condition and results of operations.

Our operations are subject to federal, state and local statutes, rules, regulations, policies and procedures, both domestically and internationally, which are subject to change at any time, governing matters such as:

•

privacy laws and protection of personal data or sensitive information, as more particularly described above under the risk factor related to our processing, storage, use and disclosure of personal data or sensitive information;

•	consumer protection;

•	original issuance and secondary ticketing services;

•	intellectual property ownership and infringement;

•	enforceability of online “clickwrap” agreements across jurisdictions;

•

compliance with the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act 2010 and similar regulations in other countries, and compliance with trade compliance and economic sanctions laws and regulations of the U.S. and applicable international jurisdictions as more particularly described above under the risk factor related to our international operations;

•	human health, safety and sanitation requirements;

•	working conditions, labor, minimum wage and hour, citizenship and employment laws;

•	sales and other taxes and withholding of taxes;

•	regulations on unfair competition;

•	billing and e-commerce;

•	telecommunication, digital content, mobile communications and media;

•	advertising and promotions;

•	payment processing and money transmission;

•	money laundering and the financing of terrorist activities; and

•	marketing activities via the telephone and online.

Our failure or allegations that we failed to comply with these laws and regulations could result in investigations, proceedings, injunctive relief, fines or penalties against us by governmental agencies and private actions brought by consumers, which if material, could adversely affect our business, financial condition and results of operations. While we attempt to conduct our business and operations in a manner that we believe to be in compliance with such laws and regulations, there can be no assurance that a law or regulation will not be interpreted or enforced in a manner contrary to our current understanding of the law or regulation. In addition, the promulgation of new laws, rules and regulations could restrict or unfavorably impact our business, which could decrease demand for services, reduce revenue, increase costs and/or subject us to additional liabilities. New legislation could be passed that may adversely impact our business, such as provisions that have recently been proposed in various jurisdictions that would restrict ticketing methods, require the disclosure of the identity of buyers and sellers, including individual sellers, professional sellers and content rights holders on our marketplace, and attack current policies governing season tickets for sports teams. Additionally, governmental regulations, such as the economic and trade sanctions administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control and European regulators, as well as U.S. and foreign export control and import laws and regulations, could restrict or limit our business activities in certain areas, prohibit us from transacting or dealing with certain restricted or sanctioned parties or subject us to sanction for non-compliance, even if inadvertent.

From time to time, international, federal, state and local authorities and/or consumers have commenced investigations, inquiries or litigation with respect to our compliance with applicable consumer protection, advertising, unfair business practice, antitrust (and similar or related laws) and other laws. Our businesses have historically cooperated with authorities in connection with these investigations and have satisfactorily resolved, or are in the process of resolving, material investigation, inquiry or litigation. Such regulatory proceedings may result in fines or changes to our business practices. For example, federal and state regulators in the U.S. commenced investigations into the StubHub business related to changes that the business made to refund and cancellation policies in March 2020 when the onset of the COVID-19 pandemic resulted in widespread event cancellations and postponements. In response to these investigations, we provided information and documents related to our COVID-19 refund policies and practices. In September 2021, the StubHub business agreed to publicly filed settlements with various U.S. state attorneys general to resolve their investigations, which included injunctive terms applicable to the StubHub business and cash refunds that StubHub already, voluntarily offered to certain U.S. consumers, among other things. We continue to have discussions with certain regulatory agencies in the U.S. related to our COVID-19 refund policies and practices and may agree to future resolutions with such agencies.

In the case of antitrust (and similar or related) matters, any adverse outcome could limit or prevent us from engaging in the ticketing business generally (or in a particular segment thereof) or subject us to potential damage assessments, all of which could adversely affect our business, financial condition and results of operations. For example, in connection with the StubHub Acquisition in February 2020, the U.K. CMA undertook an investigation of the transaction and concluded that the combination of StubHub and viagogo had resulted, or may be expected to result, in a substantial lessening of competition within the supply of uncapped secondary ticketing platform services for the resale of tickets to U.K. events. The U.K. CMA ultimately required us to undertake a divestiture of the international operations of the StubHub business. The final undertakings in connection with the StubHub Acquisition and the final report from the U.K. CMA relating to the divestiture of the StubHub international business were implemented in September 2021 and we were able to begin the integration. A year later, in September 2022, we completed the integration. In connection with the approval of the StubHub Acquisition and closing of its investigation, the U.K. CMA accepted the final undertakings in connection with the divestiture, which provided certain measures for implementing the divestiture. The post-closing obligations imposed on us by the final undertakings include, among other things: (i) that we refrain from using the StubHub brand (including in advertisement text or in links to websites) to target customers (using geographic targeting mechanisms available on the search engine advertising platforms) based in North America seeking U.K. live events using paid search advertising (including Google and other search engines) for a period of five years from the closing of the divestiture on September 3, 2021 (the “Divestiture Closing Date”); (ii) that we refrain from relisting the original StubHub mobile app on the Apple and Google app stores outside of North America for a period of 10 years from the Divestiture Closing Date; (iii) that we implement a mechanism to redirect buyers or sellers of tickets to U.K. live events from our website to the website of the purchaser of the StubHub international business for a period of five years from the Divestiture Closing Date; (iv) that we refrain from listing any tickets to U.K. live events on the StubHub North America domains for a period of five years from the Divestiture Closing Date; (v) that we implement a mechanism to redirect all buyers or sellers who appear to be located in the U.K. based on location settings of the customer’s device from the original StubHub mobile app to the mobile app of the purchaser of the StubHub international business for a period of five years from the Divestiture Closing Date and (vi) that we refrain from displaying any inventory for U.K. live events on the original StubHub mobile app for a period of five years from the Divestiture Closing Date. In addition, the post-closing obligations require us to appoint a monitoring trustee, subject to approval by the U.K. CMA, to oversee the website and mobile redirection mechanisms, at our cost, and to provide any access or information that the monitoring trustee may require for the duration of the redirection mechanisms. See “Business—StubHub Acquisition and U.K. Competition and Markets Authority Final Report” for additional information.

Failure to comply with applicable anti-money laundering and money transmission laws and regulations could harm our business and results of operations.

Due to the risk of our platform being used for illegal or illicit activity, any perceived or actual breach of compliance by us with respect to anti-money laundering (“AML”) laws, rules and regulations, including the Bank Secrecy Act, USA Patriot Act and Title 18 U.S.C. Sections 1956-57 and 1960, could have a significant impact on our reputation and could cause us to lose existing buyers and sellers, prevent us from obtaining new buyers and sellers, require us to expend significant funds to remedy civil and criminal problems caused by violations and to avert further violations and expose us to legal risk and potential liability that could have a material effect on our business. Several of these laws require certain companies to adopt an AML compliance program, including those companies that are characterized as a federal money services business or state money transmitter. Moreover, many states have their own AML and money transmitter regulatory regimes and interpretations and applications of those legal principles are complex and varied. If the federal government or any state government took the position that we were a money services business or money transmitter, they could require us to register as such and obtain money transmitter licenses. Furthermore, should a federal or state regulator make a determination that we have operated as an unlicensed money services business or money transmitter, we could be subject to civil and criminal fines, penalties, costs, legal fees, reputational damage or other negative consequences, all of which may have an adverse effect on our business, financial condition and results of operations.

There are various risks associated with the facilitation of payments from customers, including risks related to fraud, compliance with existing and evolving rules and regulations, and reliance on third parties and any failure to comply with laws and regulations related to payments, fraud or failure of a third party to perform could harm our business, results of operations and financial condition.

We rely upon third-party service providers to provide key components of our platform on our behalf, including payments processing and disbursement, compliance, identity verification, sanctions screening and fraud analysis. Our utilization of such payment processing tools may be impacted by factors outside of our control, including disruptions in the payment processing industry generally. If these service providers do not perform adequately, or if our relationships with these service providers were to change or terminate, it could negatively affect our sellers’ ability to receive payments, our buyers’ ability to complete purchases, and our ability to operate our platform, including maintaining certain compliance measures such as fraud prevention and detection tools. This could decrease revenue, increase costs, lead to potential legal liability and negatively impact our brands and business. In addition, if these providers increase the fees they charge us, our operating expenses could increase. Alternatively, if we respond by increasing the fees we charge to our sellers, some sellers may stop using our platform, stop listing their tickets for sale or even close their accounts altogether.

Moreover, if we or any of our third-party payment processors experience a security breach affecting payment card information, we could be subjected to fines, penalties and assessments arising out of state and federal regulatory enforcement, liability to consumers, the major card brands’ rules and regulations, contractual indemnification obligations or other obligations contained in user agreements and similar contracts, and we may lose our ability to accept card payments for our services and for ticket sales.

We have implemented internal controls related to managing customer funds. Any failure or insufficiency of such controls or failure to implement sufficient controls as our business grows or product offerings change could result in reputational harm, lead customers to discontinue or reduce their use of our platform or services, and result in significant penalties and fines from regulators, each of which (as well as any control failures) could materially adversely affect our business, financial condition and results of operations.

Our ability to expand our platform into additional countries is dependent upon the third-party service providers we use to support our services. As we expand the availability of our platform to additional markets or make new payment methods available to our sellers and buyers in the future, we may become subject to additional and evolving regulations and compliance requirements, and may be exposed to heightened fraud risk, which could lead to an increase in our operating expenses. See “—Risks Relating to Information Technology, Cybersecurity and Intellectual Property—Our payments system depends on a number of third-party providers and is subject to risks that may harm our business.”

The laws and regulations related to payments are complex and vary across different jurisdictions in the U.S. and globally. Furthermore, changes in laws, rules and regulations have occurred and may occur in the future, which may impact our business practices. We may be required to expend considerable time and effort to determine if such laws and regulations apply to our business and may be required to spend significant time and effort to comply, and ensure we are in compliance, with those laws and regulations. Any failure or claim of our failure to comply or any failure by our third-party service providers and partners to comply with such laws and regulations or other requirements, including the payment network rules and PCI Data Security Standard, could divert substantial resources, result in liabilities or force us to stop offering our services, which will harm our business and results of operations.

There can be no assurance that we meet, or we will be able to meet, all compliance obligations under applicable law, including obtaining any such licenses in all of the jurisdictions we operate in or offer a service in, and, even if we were able to do so, there could be substantial costs and potential product changes involved in complying with such laws, which could have a material and adverse effect on our business financial condition and results of operations. Any noncompliance by us in relation to existing or new laws and regulations, or any alleged noncompliance, could result in reputational damage, litigation, penalties, fines, increased costs or liabilities, damages or require us to stop offering payment services in certain markets. For example, if we are deemed to be a money transmitter, including a money services business, provider of prepaid access, or any other similar term defined by applicable money transmission or money services business laws, we could be subject to certain laws, rules and regulations enforced by multiple authorities and governing bodies in the U.S. and numerous state and local agencies who may define money transmitter differently. For example, certain states may have a more expansive view of money transmitters. Additionally, outside of the U.S., we could be subject to additional laws, rules and regulations related to the provision of payments and financial services, and as we expand into new jurisdictions, the foreign regulations and regulators governing our business that we are subject to will expand as well. If we are found to be a money transmitter under any applicable regulation and we are not in compliance with such regulations, we may be subject to fines or other penalties in one or more jurisdictions levied by federal, state or local regulators, including state Attorneys General, as well as those levied by foreign regulators. In addition to fines and penalties, consequences for failing to comply with applicable rules and regulations could include criminal and civil proceedings, forfeiture of significant assets or other enforcement actions. We could also be required to make changes to our business practices or compliance programs as a result of regulatory scrutiny. In addition, failure to predict how a U.S. law or regulation or a law or regulation from another jurisdiction in which we operate with respect to money transmission or similar requirements apply or will be applied to us could result in licensure or registration requirements, administrative enforcement actions and/or could materially interfere with our ability to offer certain payment methods or to conduct our business in particular jurisdictions. We cannot predict what actions the U.S. or other governments may take or what restrictions these governments may impose that will affect our ability to process, accept or transmit payments or to conduct our business in particular jurisdictions. Further, we may become subject to changing payment regulations and requirements that could potentially affect the compliance of our current payment processes and increase the operational costs we incur to support payments. The factors identified here could impose substantial additional costs, involve considerable delay to the development or provision of our solutions, require significant and costly operational changes, or prevent us from providing our products or solutions in any given market.

We are also subject to rules governing electronic funds transfers and payment card association rules. Any change in these rules and requirements, including as a result of a change in our designation by major payment card providers, could make it difficult or impossible for us to comply and could require a change in our business operations. In addition, similar to a potential increase in costs from third-party providers described above, any increase to fees charged or interchange assessed under, or increased costs associated with compliance with, payment card association rules or payment card provider rules could lead to increased fees and costs for us or our sellers, which may negatively impact payments on our platform and usage of our platform.

Unfavorable outcomes in legal, regulatory and business disputes and proceedings, as well as unfavorable legislation, may adversely affect our business, financial condition and results of operations.

Our results may be affected by the outcome of pending and future governmental/regulatory investigations and litigation. Unfavorable rulings in our legal proceedings may have an adverse impact on us that may be significant depending on the nature of the rulings. In addition, we are currently, and from time to time in the future may be, subject to various other claims, investigations, legal and administrative cases and proceedings (whether civil or criminal) or lawsuits by governmental agencies or private parties. We also continue to have discussions with certain regulatory agencies in the U.S. related to our COVID-19 refund policies and business practices and may agree to future resolutions with such agencies, as further described in “Business—Legal Proceedings.” We have incurred significant legal expenses in connection with the defense of governmental/regulatory investigations and litigation in the past and may be required to incur additional expenses both now and in the future regarding such investigations and litigation. If the results of these investigations, proceedings or suits are unfavorable to us or if we are unable to successfully defend against third-party lawsuits, we may be required to pay monetary damages or may be subject to fines, penalties, injunctions or other censure, non-monetary penalties and/or potential follow-on civil claims from consumers, all of which could have an adverse effect on our business, financial condition and results of operations. Even if we adequately address the issues raised by an investigation or proceeding or successfully defend a third-party lawsuit or counterclaim, we may have to devote significant financial and management resources to address these issues, which could harm our business, financial condition and results of operations.

In addition to concerns related to network and data security, the collection, transfer, use, disclosure, security and retention of personal data or sensitive information and other user data are governed by existing and evolving federal, state and international laws, as described above. We have expended significant capital and other resources to keep abreast of the evolving privacy landscape. However, due to the changes in the data privacy regulatory environment, we may incur additional costs and challenges to our business that restrict or limit our ability to collect, transfer, use, disclose, secure or retain personal data or sensitive information. These changes in data privacy laws may require us to modify our current or future services, programs, practices or policies, which may in turn impact the services available to our customers.

Additionally, some geographic markets regulate the secondary ticket market, such as by setting maximum resale prices, and any further regulation or unfavorable legislative outcomes imposing additional restrictions on ticket resales may adversely affect our industry and our business, financial condition and results of operations.

We may be subject to taxation related risks in multiple jurisdictions, including changes in tax rates, the adoption of new U.S. or international tax legislation or exposure to additional tax liabilities.

We are a multinational company subject to the tax laws in the U.S. and in numerous other foreign jurisdictions in which we do business. Our global provision for income taxes, deferred tax assets or liabilities and tax positions involve a significant amount of management judgment regarding interpretation of relevant facts and laws in the jurisdictions in which we operate. Changes in applicable laws, projected levels of taxable income and tax planning could change the effective tax rate and income tax balances recorded by us. In addition, tax authorities periodically review income tax returns filed by us, have in the past raised, and may in the future raise, issues regarding filing positions, timing and amount of income and deductions and the allocation of income among the jurisdictions in which we operate. We have in the past recognized, and may in the future recognize, additional tax expense and be subject to additional tax liabilities and tax collection obligations, including as a result of changes in tax law, regulations, administrative practices, principles, interpretations related to tax, changes to the global tax framework, competition and other laws and accounting rules in various jurisdictions. Such changes could come about as a result of economic, political and other conditions.

The evaluation and assessment of our tax obligations are inherently subjective due to the complexity and uncertainty of these matters and the administrative, regulatory or judicial processes in certain jurisdictions. As of December 31, 2024, we had recorded approximately $59.2 million related to uncertain tax positions, including anticipated interest and penalties. The final outcome of these tax matters could be materially different from these estimated contingencies and we may incur significant legal and other professional fees and advisory costs related to the resolution of these matters.

We may be required to collect additional sales taxes or be subject to other indirect tax liabilities in various jurisdictions, which could adversely affect our results of operations.

The application of indirect taxes, such as sales and use tax, value-added tax, goods and services tax, business tax and gross receipts tax, to our business is complex and an evolving issue. Many of the statutes and regulations that impose these taxes were established before the adoption and growth of the internet and e-commerce. An increasing number of jurisdictions are considering or have adopted laws or administrative practices that impose new tax measures, including revenue-based taxes, such as digital services taxes or online sales taxes, targeting social media marketplaces and online marketplaces. We may be subject to additional tax liabilities and related interest and penalties due to changes in indirect and non-income based taxes, including sales, consumption, value-added or other taxes on online marketplaces, resulting from changes in U.S. federal, state, local or international tax laws, administrative interpretations, decisions, policies and positions, results of tax examinations, settlements or judicial decisions, changes in accounting principles and changes to our business operations, as well as evaluation of new information that results in a change to a tax position taken in prior periods. The interpretation and implementation of these new or revised taxes could have an adverse impact on our business, financial condition and results of operations.

For example, the U.S. Supreme Court held in South Dakota v. Wayfair that a U.S. state may require an online retailer to collect sales tax imposed by the state for online sales, even if the retailer has no physical presence in that state, thus permitting a wider enforcement of such sales tax collection requirements. A successful assertion by one or more tax authorities requiring us to collect taxes in jurisdictions in which we do not currently do so or to collect additional taxes in a jurisdiction in which we currently collect taxes could result in substantial additional tax liabilities, including taxes on past sales, as well as penalties and interest and additional administrative expenses and/or limits on the scope of our business activities if we decide not to conduct business in particular jurisdictions, all of which could adversely affect our business, financial condition or results of operations.

As of December 31, 2024, we had accrued $16.3 million and $88.1 million within accrued expenses and other current liabilities and other non-current liabilities, respectively, related to contingent indirect tax liabilities, including anticipated interest and penalties for exposures related to transactions we facilitated in certain states and foreign jurisdictions subject to sales tax or foreign indirect tax. In addition, we have been audited and may in the future be audited by state and foreign tax authorities with regard to indirect taxes. We establish reserves for indirect tax litigation matters when we determine that the likelihood of a loss is probable, and the loss is reasonably estimable. As of December 31, 2024, we had accrued a liability within other non-current liabilities of $48.9 million related to a sales tax litigation matter for which a loss is probable, which represents our management’s best estimates of our potential liability and includes potential interest and penalties. Our estimated tax liabilities are inherently subjective due to the complexity and uncertainty of these matters and the administrative, regulatory or judicial processes in certain jurisdictions, therefore, the final outcome could be materially different from these estimates. We may also incur significant legal and other professional fees and advisory costs related to the resolution of these matters.

If our estimates or judgments relating to our critical accounting policies prove to be incorrect, our results of operations could be materially adversely affected.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts and events reported in our consolidated financial statements and accompanying notes appearing elsewhere in this prospectus. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as provided in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates.” The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities and equity, and the amount of revenue and expenses that are not readily apparent from other sources. Significant estimates and assumptions involve those related to accruals for contingent indirect tax exposures, accruals for legal contingencies, estimated future event cancellations, the valuation of deferred income tax assets and uncertain tax positions, revenue recognition and related reserves, valuation of acquired intangible assets and goodwill, impairment of long-lived assets and indefinite-lived intangible assets, including goodwill, collection rates on receivables from sellers, useful lives of intangible assets and property and equipment, the fair value of derivatives and bifurcated derivatives, the fair value of preferred stock, the fair value of common stock, inventory valuation and other assumptions used to measure stock-based compensation. Our results of operations may be materially adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below the expectations of securities analysts and investors, resulting in a decline in the market price of our Class A common stock.

Our ability to use our net operating losses may be limited.

Our ability to utilize our federal net operating loss carryforwards may be limited under Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”). These limitations apply if we experience an “ownership change,” which is generally defined as a greater than 50 percentage point change (by value) in the ownership of our equity by certain stockholders over a rolling three-year period. Similar provisions of state tax law may also apply to limit the use of our state net operating loss carryforwards. In addition, there may be periods during which the use of net operating loss carryforwards is suspended or otherwise limited. Under legislation enacted in 2017 and 2020, the deductibility of federal net operating loss carryforwards generated in taxable years beginning after December 31, 2017, is limited to 80% of taxable income in taxable years beginning after December 31, 2020. Accordingly, our ability to use our net operating loss carryforwards to offset taxable income may be subject to various limitations, which could adversely affect our results of operations. We established a valuation allowance against certain of our foreign net deferred tax assets of $43.2 million and $48.9 million, respectively, as of December 31, 2024 and 2023.

Risks Relating to Information Technology, Cybersecurity and Intellectual Property

The success of our operations depends, in part, on the integrity of our systems and infrastructure, as well as affiliate and third-party computer systems, computer networks and other communication systems. System interruption or failure, system capacity constraints or the lack of integration and redundancy in these systems and infrastructure may have an adverse impact on our business, financial condition and results of operations.

System interruption or failure, system capacity constraints or the lack of integration and redundancy in the information systems and infrastructure, both of our own ticketing systems and other computer systems and of affiliate and third-party software, computer networks and other communications systems service providers on which we rely, may adversely affect our ability to operate websites, process and fulfill transactions, respond to customer inquiries and generally maintain cost-efficient operations. Similarly, due to our reliance on a network of technology systems, many of which are outside of our control, changes to interfaces upon which we rely or a reluctance of our counterparties to continue supporting our systems could lead to technology interruptions. Such interruptions could occur by virtue of natural disaster, malicious actions such as hacking or acts of terrorism or war or human error. In addition, the loss of some or all of certain key personnel could require us to expend additional resources to continue to maintain our software and systems and could subject us to system interruptions. The infrastructure that is required to operate our systems requires an ongoing investment of time, money and effort to maintain or refresh hardware and software and to ensure it remains at a level capable of servicing the demand and volume of business that we receive. Failure to do so may result in system instability, degradation in performance or unfixable security vulnerabilities that could adversely impact both the business and the consumers using our services. While we have backup systems for certain aspects of our operations, disaster recovery planning by its nature cannot be sufficient for all eventualities. In addition, we may not have adequate insurance coverage to compensate for losses from a major interruption. If any of these adverse events were to occur, it could adversely affect our business, financial condition and results of operations.

We rely on the Google Cloud Platform to deliver our platform to our customers, and any disruption of, or interference with, our use of the Google Cloud Platform could adversely affect our business, financial condition and results of operations.

Google Cloud Platform (“GCP”) is a third-party provider of cloud infrastructure services. We outsource substantially all of the infrastructure relating to our cloud-native platform to GCP. For our marketplace to operate effectively, our buyers and sellers need to be able to access our platform at any time, without substantial interruption or degradation of performance. Our platform depends, in part, on the virtual cloud infrastructure hosted in GCP. Although we have disaster recovery plans, any incident affecting GCP infrastructure that may be caused by fire, flood, severe storm, earthquake or other natural disasters, power loss, telecommunications failures, cyber-attacks, terrorist or other attacks, and other similar events beyond our control, could adversely affect our cloud-native platform. Additionally, GCP may experience threats or attacks from computer malware, ransomware, viruses, social engineering (including phishing attacks), denial of service or other attacks, employee theft or misuse and general hacking have become more prevalent in our industry, particularly against cloud-native services and vendors of security solutions. Any of these security incidents could result in unauthorized access to, damage to, disablement or encryption of, use or misuse of, disclosure of, modification of, destruction of, or loss of our data or our marketplace users’ data or disrupt our ability to provide our platform or service. A prolonged service disruption affecting our marketplace for any of the foregoing reasons would adversely impact our ability to serve our marketplace and could damage our reputation with current and potential buyers and sellers, expose us to liability, result in substantial costs for remediation, cause us to lose customers, or otherwise harm our business, financial condition or results of operations. We may also incur significant costs for using alternative hosting sources or taking other actions in preparation for, or in reaction to, events that damage the GCP services we use.

Our commercial agreement with Google for GCP will remain in effect until the completion of its term or if terminated by Google or us for cause upon a breach of the agreement. Termination upon a material breach is subject to providing the breaching party prior notice and a cure period. In the event that our GCP service agreements are terminated, or there is a lapse of service, elimination of GCP services or features that we utilize, or damage to such facilities, we could experience interruptions in accessing our platform as well as significant delays and additional expense in arranging for or creating new facilities or re-architecting our platform for deployment on a different cloud infrastructure service provider, which would adversely affect our business, financial condition and results of operations.

Cybersecurity risks, data loss or other security incidents could adversely affect our business, financial condition and results of operations, and the processing, storage, use and disclosure of personal data or sensitive information could give rise to liabilities and additional costs as a result of governmental regulation, contract disputes, litigation and conflicting legal requirements relating to personal privacy rights and security of sensitive information.

Due to the nature of our business, we process, store, use, transfer and disclose certain personal data about individuals or other sensitive information, including about our customers, employees and employees of third-party service providers and partners with which we do business, as well as sensitive, proprietary, and confidential information such as trade secrets. Penetration of our network, misappropriation or accidental or intentional unauthorized access to or misuse of personal data or sensitive information and data, including credit card information and other personally identifiable information, or other security incidents, could cause interruptions in our operations and subject us to increased costs, litigation, inquiries and actions from governmental authorities, customers, or business partners and financial or other liabilities. In addition, data breaches, security incidents or the inability to protect information could lead to increased incidents of ticketing fraud and counterfeit tickets. Data breaches and security incidents could also significantly damage our reputation with buyers and sellers, including individual sellers, professional sellers and content rights holders, and other third parties and could result in significant costs related to remediation efforts, such as credit or identity theft monitoring. We and certain of our third-party providers have experienced in the past, and expect to continue to experience in the future, cyberattacks and other cybersecurity or data incidents. To date, no such incident has had a material impact on our operations or financial results, however, such incidents may occur in the future, and could result in unauthorized, unlawful or inappropriate access to, inability to access, disclosure of or loss of the personal data, and sensitive, proprietary and confidential information that we handle.

Although we have developed certain systems and processes that are designed to protect information about individuals and other data, and to prevent security breaches or incidents (which could result in data loss or other harm or loss), such measures cannot provide absolute security or certainty, and there is no assurance these systems and processes will be implemented, maintained, or effective. Cybersecurity attacks are expected to increase in frequency and sophistication, and it is possible that advances in computer and hacker capabilities (including from state sponsored actors or against organizations that do business in countries who are perceived as retaliating against other countries at war), new variants of malware (including ransomware), artificial intelligence, the development of new penetration methods and tools (including phishing), inadvertent violations of company policies or procedures or other developments could result in a compromise of information of individuals or a breach of the technology and security processes that are used to protect information of individuals. The techniques used to obtain unauthorized access, disable or degrade service or sabotage systems may change frequently and, as a result, may be difficult for our business to detect for long periods of time. In addition, we may be unaware of or unable to anticipate these techniques or implement adequate preventative measures.

We also face risks associated with security breaches and incidents affecting third parties with which we are affiliated or with which we otherwise conduct business. Any failure by such third parties, or any other entity in our collective supply chain, to prevent or mitigate security breaches or improper access to, or use, acquisition, disclosure, alteration, or destruction of, such information could have similar adverse consequences for us. In particular, hardware, software or applications we develop or procure from third parties may contain defects in design or manufacture and/or may pose a security risk that could unexpectedly compromise information security. Further, supply chain breaches based on vulnerabilities in such third-party hardware, software or applications are becoming more prevalent and we could become a victim of such attacks. Buyers and sellers are generally concerned with the security and privacy of the internet, and any publicized security problems affecting our businesses and/or third parties may discourage buyers and sellers from doing business with us, which could have an adverse effect on our business, financial condition and results of operations.

We and the third parties upon which we rely are subject to a variety of evolving threats, including but not limited to social-engineering attacks (including through deep fakes, which may be increasingly more difficult to identify as fake, and phishing attacks), malicious code (such as viruses and worms), malware (including as a result of advanced persistent threat intrusions), denial-of-service attacks, credential stuffing attacks, credential harvesting, personnel misconduct or error, ransomware attacks, supply-chain attacks, software bugs, server malfunctions, software or hardware failures, loss of data or other information technology assets, adware, telecommunications failures, earthquakes, fires, floods, attacks enhanced or facilitated by AI, and other similar threats.

Laws in all states and U.S. territories, as well as many outside the U.S. (such as the GDPR), require businesses to notify affected individuals, governmental entities and/or credit reporting agencies of certain security incidents affecting personal data. For more information, see “Risks Relating to Government Regulation and Litigation—Compliance with ever-evolving federal, state, and foreign laws and other requirements relating to the handling of information about individuals necessitates significant expenditure and resources, and any failure by us or our vendors to comply may result in significant liability, negative publicity, and/or an erosion of trust, which could materially adversely affect our business, results of operations, and financial condition.” Such laws are inconsistent, and compliance in the event of a widespread security incident is complex and costly and may be difficult to implement, and failure to comply with these regulations could subject us to regulatory scrutiny and additional liability. Our existing general liability and cyber liability insurance policies may not cover, or may cover only a portion of, any potential claims related to security breaches to which we are exposed or may not be adequate to indemnify us for all or any portion of liabilities that may be imposed. We also cannot be certain that our existing insurance coverage will continue to be available on acceptable terms or in amounts sufficient to cover the potentially significant losses that may result from a security incident or breach or that the insurer will not deny coverage of any future claim.

In addition, we are subject to an increasing number of further reporting obligations in respect of certain cybersecurity incidents, including in some jurisdictions an obligation to disclose our processes for assessing, identifying and managing material risks from cybersecurity threats. These reporting requirements have been proposed or implemented by a number of regulators in different jurisdictions, may vary in their scope and application, and could contain conflicting requirements. Failure to timely report incidents under these rules could also result in monetary fines, sanctions, or subject us to other forms of liability.

If we fail to adequately protect or enforce our intellectual property rights, our competitive position and our business could be adversely affected.

Our proprietary technologies and information, including our software, informational databases and other components that make our services, are critical to our success, and we seek to protect our technologies and services through a combination of intellectual property rights, including trademarks, domain names, copyrights, trade secrets and patents, as well as through contractual restrictions with employees, customers, suppliers, affiliates and others. Despite our efforts, the steps we take to obtain, maintain, protect and enforce our intellectual property rights may be inadequate, and it may be possible for third parties to copy or otherwise obtain and use our intellectual property without authorization. In addition, third parties may independently and lawfully develop services substantially similar to ours, duplicate our offerings or design around our intellectual property rights. We currently hold several patents and have been granted trademark registrations with the U.S. Patent and Trademark Office and/or various foreign authorities for certain of our brands. While we have been issued patents and registered trademarks in the U.S. and other foreign jurisdictions, and have additional patent and trademark applications pending, there can be no assurance that our issued patents and registered trademarks will not be limited in scope or invalidated or that our patent and trademark applications will result in issued patents and trademark registrations. Even if we continue to seek patent and trademark protection in the future, we may be unable to obtain or maintain patent protection for our technology or trademark registrations for our brands. In addition, any patents issued from pending or future patent applications or licensed to us in the future may not provide us with competitive advantages or may be successfully challenged by third parties. Any of our patents, trademarks or other intellectual property rights may be challenged or circumvented by others or invalidated or held unenforceable through administrative processes, including re-examination, inter partes review, interference and derivation proceedings and equivalent proceedings in foreign jurisdictions (for example, opposition proceedings), cancellation proceedings or litigation in the U.S. or in foreign jurisdictions.

Our use and registration of trademarks and domain names are subject to an exclusive license with the purchaser of certain rights, including the use of the StubHub name outside of North America, which materially limits our ability to market ourselves as StubHub outside of North America. Moreover, our ability to use certain patents and inventions is restricted by an exclusive license with the purchaser of certain rights, including the exclusive right to certain patents and inventions subsisting in the StubHub platform. The exclusive license is more particularly described above under the risk factor related to our necessary transition activities and covenants pursuant to the U.K. CMA final report and undertakings following the StubHub Acquisition.

We seek to protect our trade secrets and proprietary know-how and technology methods through confidentiality agreements and other access control measures. While we generally enter into confidentiality and invention assignment agreements with our employees and consultants and enter into confidentiality agreements with the parties with whom we share confidential information, we cannot assure you that these agreements will be effective in controlling access to, or preventing unauthorized distribution, use, misuse, misappropriation, reverse engineering or disclosure of our proprietary information, know-how and trade secrets. In addition, it is possible that these agreements may not have been properly entered into on every occasion with the applicable counterparty, and if one of these agreements were found to be defective under applicable law, it may not have effectively granted ownership of certain technology or other intellectual property to us. Further, these agreements do not prevent our competitors or partners from independently developing offerings that are substantially equivalent or superior to ours. These agreements may be breached, and we may not have adequate remedies for any such breach. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret or know-how is difficult, expensive and time-consuming and the outcome is unpredictable. In addition, some courts inside and outside the U.S. are less willing or unwilling to protect trade secrets and know-how. Failure of such strategies to protect our technology or our intellectual property in the future could have an adverse impact on our business, financial condition and results of operations.

We cannot be certain that the measures we implement will prevent infringement, misappropriation or other violations of our intellectual property rights, particularly in foreign countries where the laws may not protect our proprietary rights as fully as they do in the U.S. Further, legal standards relating to the validity, enforceability and scope of protection of intellectual property rights are constantly developing, uncertain, and may be applied or interpreted in ways that limit our ability to protect and enforce our rights. Moreover, policing unauthorized use of our technologies, trade secrets and intellectual property may be difficult, expensive and time-consuming, particularly in foreign countries where the laws may differ or not be as protective of intellectual property rights as those in the U.S. and where mechanisms for enforcement of intellectual property rights may be weak. Additionally, failure to comply with applicable procedural, documentary, fee payment, foreign filing license and other similar requirements with the U.S. Patent and Trademark Office and various similar foreign governmental agencies could result in abandonment or lapse of the affected patent, trademark or application. Accordingly, despite our efforts, we may be unable to prevent third parties from infringing upon, misappropriating or otherwise violating our intellectual property rights.

Moreover, a significant portion of our intellectual property has been developed by and/or acquired from third parties. While we have conducted diligence with respect to such acquisitions, we cannot guarantee that our diligence efforts identified and/or remedied all issues related to such intellectual property, including potential ownership errors, potential errors during prosecution of such intellectual property and potential encumbrances that could limit our ability to enforce such intellectual property rights.

Our failure to protect our intellectual property rights in a meaningful manner or challenges to our related contractual rights could result in erosion of our brand names or other intellectual property and could adversely affect our business, financial condition and results of operations. We may be required to spend significant resources to monitor and protect our intellectual property rights, and some violations may be difficult or impossible to detect. Litigation may be necessary in the future to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of proprietary rights claimed by others and such litigation could be costly, time-consuming and distracting to management and could result in the impairment or loss of portions of our intellectual property. Our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights, and, if such defenses, counterclaims and countersuits are successful, we could lose valuable intellectual property rights. Our inability to protect our proprietary technology against unauthorized copying or use, as well as any costly litigation or diversion of our management’s attention and resources, could impair the functionality of our platform, delay introductions of enhancements to our platform, result in our substituting inferior or more costly technologies into our platform or harm our reputation and brands. In addition, we may be required to license additional technology from third parties to develop and market new platform features, which may not be on commercially reasonable terms, or at all, and would adversely affect our ability to compete. Any litigation of this nature, regardless of outcome or merit, could result in substantial costs and diversion of management and technical resources, any of which could adversely affect our business, financial condition and results of operations.

We cannot be certain that the operation of our business does not, or will not, infringe or otherwise violate the intellectual property rights of third parties. We have been subject, are currently subject, and may in the future be subject, to legal proceedings and claims alleging that we infringe or otherwise violate the intellectual property rights of third parties. Our success depends, in part, on our ability to develop and commercialize our platform and services without infringing, misappropriating or otherwise violating the intellectual property rights of third parties. However, we may not be aware if our platform is infringing, misappropriating, or otherwise violating third-party intellectual property rights, and third parties may bring claims alleging such infringement, misappropriation or violation. Because patent applications can take years to issue and are often afforded confidentiality for some period of time, there may currently be pending applications, unknown to us, that later result in issued patents that could cover one or more of our products and there is also a risk that we could adopt a technology without knowledge of a pending patent application, which technology would infringe a third-party patent once that patent is issued. Companies in the software and technology industries, including some of our current and potential competitors, are frequently subject to litigation based on allegations of infringement or other violations of intellectual property rights. Moreover, the law continues to evolve and be applied and interpreted by courts in novel ways that we may not be able to adequately anticipate, and such changes may subject us to additional claims and liabilities. In addition, certain companies and rights holders seek to enforce and monetize patents or other intellectual property rights they own, have purchased, or otherwise obtained. Many potential litigants, including some of our competitors, have the ability to dedicate substantial resources to assert their intellectual property rights and to defend claims that may be brought against them. Any litigation may also involve non-practicing entities or other adverse patent owners that have no relevant solution revenue, and therefore, our patent portfolio may provide little or no deterrence as we would not be able to assert our patents against such entities or individuals. In a patent infringement claim against us, we may assert, as a defense, that we do not infringe the relevant patent claims, that the patent is invalid or both. The strength of our defenses will depend on the patents asserted, the interpretation of these patents and our ability to invalidate the asserted patents. However, we could be unsuccessful in advancing non-infringement or invalidity arguments in our defense. In the U.S., issued patents enjoy a presumption of validity, and the party challenging the validity of a patent claim must present clear and convincing evidence of invalidity, which is a high burden of proof. Conversely, the patent owner need only prove infringement by a preponderance of the evidence, which is a lower burden of proof.

We have faced legal claims and may face additional legal claims in the future from artists, teams, event organizers and promoters for trademark infringement in connection with the use of trademarks that identify ticketed events. Such trademark claims and related claims under local penal codes may result in restrictions regarding the resale of tickets, may result in orders to pay fines and damages and could adversely affect our ability to refer to events on our platform, which would adversely affect our business, financial condition and results of operations.

With respect to any intellectual property rights claim, we may have to seek a license to continue operations found to be in violation of such rights, which may not be available on favorable or commercially reasonable terms, if at all, and may significantly increase our operating expenses. Some licenses may be non-exclusive, and therefore our competitors may have access to the same technology licensed to us. If a third party does not offer us a license to its intellectual property on commercially reasonable terms, or at all, we may be required to develop, acquire or license alternative, non-infringing technology, which could require significant time (during which we would be unable to continue to offer our affected platform features), effort and expense and may ultimately not be successful. Any of these events would adversely affect our business, financial condition and results of operations.

Intellectual property claims, whether or not successful, could divert management’s time and attention away from our business and harm our reputation and financial condition. In addition, the outcome of litigation is uncertain, and third parties asserting claims could secure a judgment awarding substantial damages, as well as injunctive or other equitable relief against us, which could require us to rebrand, redesign or reengineer our marketplace, products or services, and/or effectively block or otherwise impair our ability to effectively distribute, market or sell our services.

Moreover, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on our business, financial condition and results of operations.

Our payments system depends on a number of third-party providers and is subject to risks that may harm our business.

We rely on a number of third-party providers to support our payment system, as our buyers primarily use credit, debit or payment cards to purchase tickets on our marketplace. If our third-party payment providers, any financial institution or bank that holds buyers’ or sellers’ funds or any of their respective vendors do not operate well with our marketplace, fail to perform, including bank failure, or otherwise experience fraud, our payments systems, business, financial condition and results of operations could be adversely affected and impacted funds could be at risk. If these providers do not perform adequately, determine certain types of transactions are prohibitive for any reason or if our relationships with these providers, the banks or the payment card networks on which they rely were to terminate unexpectedly, buyers may find our marketplace more difficult to use and our payments systems, business, financial condition and results of operations could be adversely affected. In addition, such an outcome could harm the ability of sellers to use our marketplace, which could cause them to use our marketplace less and harm our business. Many of our third-party providers are able to terminate their agreements with us for convenience upon minimal notice. While we have access to alternative providers, any such termination could have a substantial adverse impact on the operation of our platform as we seek to migrate to alternative providers.

Our payment processing partners require us to comply with payment card network operating rules, which are set and interpreted by the payment card networks. The payment card networks could adopt new operating rules or interpret or re-interpret existing rules in ways that might prohibit us from providing certain services to some buyers or sellers, be costly to implement or difficult to follow. We are required to reimburse our payment processors for fines or penalties assessed by payment card networks if we, or buyers or sellers using our marketplace, violate these rules, such as our processing of various types of transactions that may be interpreted as a violation of certain payment card network operating rules. Changes to these rules and requirements, or any change in our designation by payment card networks, could require a change in our business operations and could result in limitations on or loss of our ability to accept payment cards, and expulsion from card acceptance programs, any of which could materially and adversely impact our business.

Additionally, while we deploy sophisticated technology to detect fraudulent transaction activity, we may incur losses if we fail to prevent fraudulent transactions or the use of fraudulent credit, debit or payment card information on transactions in the future. Fraud schemes are becoming increasingly sophisticated and common, and our ability to detect and combat fraudulent schemes may be adversely impacted by the adoption of new payment methods and new technology marketplaces or insufficiency or failure of internal controls. If we or our payment processing partners fail to identify fraudulent activity or are unable to effectively combat the use of fraudulent credit, debit or payment cards on our marketplace or if we otherwise experience increased levels of disputed credit, debit or payment card payments, our results of operations and financial positions could be materially adversely affected.

Finally, payment card networks and our payment processing partners could increase the fees they charge us for their services, which would increase our operating costs and reduce our margin. Any such increase in fees could also harm our business, financial condition and results of operations.

We currently rely on a number of third-party service providers to host and deliver a significant portion of our platform and services.

We currently rely on a number of third-party service providers to host and deliver a significant portion of our platform and services. We currently license, and may continue in future to license, software and other technology from third parties that we incorporate into or integrate with certain of our product offerings. We cannot be certain that our licensors are not infringing the intellectual property rights of third parties or that our licensors have sufficient rights to the licensed intellectual property in all jurisdictions in which we may sell access to our platform. In addition, such licenses may be non-exclusive, and therefore our competitors could also have access to the same technology licensed to us, and other licenses may be terminated by the counterparty for convenience without significant notice to us. If we are unable to continue to license any of this technology for any reason, our ability to develop and sell access to certain product offerings containing such technology could be harmed. Similarly, if we are unable to license technology from third parties now, or in the future, that we need in order to develop certain functionality on terms reasonably acceptable to us, we may be forced to acquire or develop alternative technology, which we may be unable to do in a commercially feasible manner, or at all, and we may be required to use alternative technology of lower quality or performance standards, or take a considerable amount of time to develop ourselves, which could adversely affect our business, financial condition and results of operations.

Our solutions utilize third-party open source software, which could negatively affect our ability to provide our marketplace to sellers and buyers and subject us to possible litigation, which could adversely affect our business.

Our marketplace contains software modules licensed to us by third-party authors under “open source” licenses, and we expect to continue to incorporate such open source software in our platform in the future. We also contribute to the open source developer community and encourage integration and development around our platform through our publicly available APIs. From time to time, companies that use third-party open source software have faced claims challenging the use of such open source software and compliance with the open source software license terms. We may be subject to suits by parties claiming ownership of what we believe to be open source software or claiming non-compliance with licensing terms. Some open source software licenses require end users who distribute or make available across a network software and services that include open source software to make publicly available all or part of such software (which in some circumstances could include valuable proprietary code). While we employ certain informal practices designed to monitor our compliance with third-party open source software licenses and protect our valuable proprietary source code, we may inadvertently use third-party open source software in a manner that exposes us to claims of non-compliance with the terms of the applicable license, including claims of intellectual property infringement or breach of contract. The terms of various open source licenses have generally not been interpreted by U.S. courts, and there is a risk that such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to market our solutions. If portions of our proprietary software are determined to be subject to an open source license, we could be required to publicly release the affected portions of our source code, re-engineer all or a portion of our solutions, or otherwise be limited in the licensing of our solutions, each of which could reduce or eliminate the value of our solutions. In addition to risks related to license requirements, use of open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or controls on the functionality or origin of the software. Use of open source software may also present additional security risks because the public availability of such software may make it easier for hackers and other third parties to determine how to compromise our platform. Any of the foregoing could adversely affect our business, financial condition, results of operations and prospects.

Risks Relating to Our Financial Condition and Indebtedness

Our indebtedness could materially adversely affect our financial condition. Our indebtedness and liabilities could limit the cash flow available for our operations, expose us to risks that could materially adversely affect our business, financial condition and results of operations and impair our ability to satisfy our obligations under our indebtedness.

The agreements governing our Credit Facilities include restrictive covenants that, among other things, restrict our ability to:

•	incur additional debt;

•	make certain investments and acquisitions;

•	repurchase our stock and prepay certain indebtedness;

•	create liens;

•	enter into transactions with affiliates;

•	modify the nature of our business;

•	transfer and sell material assets;

•	merge or consolidate;

•	pay dividends and make distributions; and

•	make other payments in respect of our capital stock.

Our Credit Facilities include other restrictions. Our failure to comply with the terms and covenants of our indebtedness could lead to a default under the terms of the governing documents, which would entitle the lenders to accelerate the indebtedness and declare all amounts owed due and payable. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Credit Facilities” for additional information.

As of December 31, 2024, our total indebtedness, excluding unamortized debt issuance costs and original issue debt discounts of $53.5 million, was $2,385.0 million. We may incur significant additional indebtedness in the future.

Our substantial indebtedness could have adverse consequences, including:

•	making it more difficult for us to satisfy our obligations;

•	increasing our vulnerability to adverse economic, regulatory and industry conditions;

•	limiting our ability to obtain additional financing for future working capital, capital expenditures, acquisitions and other purposes;

•	requiring us to dedicate a substantial portion of our cash flow from operations to fund interest and principal payments on our debt, thereby reducing funds available for operations and other purposes;

•	limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	making us more vulnerable to increases in interest rates; and

•	placing us at a competitive disadvantage compared to our competitors that have less debt.

We depend on the cash flows of our subsidiaries in order to satisfy our obligations.

We rely on distributions and loans from our subsidiaries to meet our payment requirements under our obligations. If our subsidiaries are unable to pay dividends or otherwise make payments to us, we may not be able to make debt service payments on our obligations. Subject to certain exceptions, each of our subsidiaries guarantees our indebtedness under our Credit Facilities. We conduct substantially all of our operations through our subsidiaries. Our operating cash flows and, consequently, our ability to service our debt are therefore principally dependent upon our subsidiaries’ earnings and their distributions of those earnings to us and may also be dependent upon loans or other payments of funds to us by those subsidiaries. In addition, the ability of our subsidiaries to provide funds to us may be subject to restrictions under our Credit Facilities and may be subject to the terms of such subsidiaries’ future indebtedness, as well as the availability of sufficient surplus funds under applicable law.

Our variable rate indebtedness subjects us to interest rate risk, which could cause our indebtedness service obligations to increase significantly.

Interest rates have fluctuated and may fluctuate in the future. Our exposure to interest rate risk is influenced primarily by changes in interest rates on interest payments related to our Credit Facilities. We had $2,385.0 million outstanding under our term loan Credit Facilities as of December 31, 2024. As interest rates increase, our debt service obligations on our variable rate indebtedness increase even though the amount borrowed remains the same, and our cash flows, including cash available for servicing our indebtedness, correspondingly decrease.

The U.S. has recently experienced historically high levels of inflation. The existence of inflation in the U.S. and global economy has and may continue to result in higher interest rates. Despite our interest rate risk management strategy put in place to mitigate the effects of the current high interest rate environment, these circumstances could have other important consequences to our business, financial condition and results of operations, including, but not limited to:

•	increasing vulnerability to, and reducing our flexibility to respond to, general adverse economic and industry conditions;

•	limiting flexibility in planning for, or reacting to, changes in our business and the competitive environment; and

•	limiting our ability to borrow additional funds and increasing the cost of any such borrowing.

We use interest rate derivatives, in the form of interest rate swaps, to manage our exposure to interest rate fluctuations. These interest rate swaps had the economic effect of offsetting the variable interest obligations associated with $2,086.0 million of our outstanding long-term debt obligations as of December 31, 2024, representing most of our variable interest obligations, so that the interest payable of such obligations effectively became fixed. As a result, we have not experienced meaningful increases in our costs related to our variable interest obligations. See our consolidated financial statements and related notes included elsewhere in this prospectus for more information. We cannot assure you that our interest rate risk management strategy will counteract any increase. Although we believe our interest rate risk management strategy will continue to mitigate any potential material impacts on our business, financial condition and results of operations, we have the ability and may find it necessary to increase the fees charged to our platform users in order to increase our cash flows and fulfill our debt obligations if our interest rate derivatives are unable to counteract future interest rate increases, and such increase in fees could negatively impact our sales volume.

In addition, we have transitioned our Credit Facilities and fixed interest rate swap contracts to utilize the Secured Overnight Financing Right (“SOFR”) in place of the London Interbank Offered Rate (“LIBOR”), which ceased publication on June 30, 2023. SOFR is intended to be a broad measure of the cost of borrowing cash overnight that is collateralized by U.S. Treasury securities. However, because SOFR is a broad U.S. Treasury repo financing rate that represents overnight secured funding transactions, it differs fundamentally from LIBOR. The change from LIBOR to SOFR could result in interest obligations that are more than or that do not otherwise correlate over time with the payments that would have been made on this debt if LIBOR were available. This may result in an increase in the cost of our borrowings under our existing variable rate indebtedness and any future borrowings and impact our ability to refinance some or all of our existing indebtedness. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Credit Facilities” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures About Market Risk—Interest Rate Risk” for additional information.

Inflation may adversely affect our business, financial condition and results of operations.

Recently, inflation has increased throughout the U.S. economy. The existence of inflation in the economy has resulted in, and may continue to result in, higher interest rates and capital costs, increased costs of labor, weakening exchange rates and other similar effects. Inflation can adversely affect us by affecting our costs as well as corporate spending and discretionary consumer spending as a result of inflation’s impact to unemployment rates, interest rates, wages, fuel prices and tax law changes, among others. While we do not believe that inflation has had a material impact on our financial condition or results of operations to date, we have experienced, and continue to experience, increases in the prices of labor and other costs of doing business. To the extent we take measures to mitigate the impact of inflation, these measures may not be effective and our business, financial condition and results of operations could be adversely affected.

We may not be able to generate sufficient cash flows or raise the additional capital necessary to fund our operations.

As of December 31, 2024, we had cash and cash equivalents of $1,001.0 million available to us to fund our operating, investing and financing activities, refunds payable to buyers of $76.8 million and payments due to sellers of $630.0 million. Our revenue was $1,770.6 million, $1,367.7 million and $1,036.7 million and the net cash provided by (used in) operating activities was $261.5 million, $307.4 million and $(47.5) million for the years ended December 31, 2024, 2023 and 2022, respectively. To date, we have financed our operations principally through cash from operations, private placements of our redeemable preferred stock and proceeds from our Credit Facilities.

Our future capital requirements will depend on many factors, including our growth rate, the timing and extent of our sales and marketing efforts, our ability to attract and retain buyers and sellers and their willingness and ability to pay for our offerings, and any investments or acquisitions we may choose to pursue in the future. We cannot assure you that our business will generate sufficient cash flow to fund our operations or other liquidity needs. We may need to raise additional funds, and we may not be able to obtain additional debt or equity financing on favorable terms, if at all. Our ability to obtain financing will depend on a number of factors, including:

•	general economic and capital market conditions;

•	public perception regarding safety of large-scale events;

•	the availability of credit from banks or other lenders;

•	investor confidence in us; and

•	our results of operations.

If we raise additional equity financing, our security holders may experience significant dilution of their ownership interests, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our Class A common stock.

If we need additional capital and cannot raise it on acceptable terms, if at all, we may not be able to, among other things:

•	develop and enhance our marketplace;

•	continue to invest in our technology development and marketing organizations;

•	hire, train and retain employees;

•	respond to competitive pressures or unanticipated working capital requirements; or

•	pursue acquisition opportunities.

Our inability to do any of the foregoing could reduce our ability to compete successfully and could have an adverse effect on our business.

Risks Relating to this Offering and Ownership of Our Class A Common Stock

The trading price of our Class A common stock may be volatile, and could decline significantly and rapidly.

The trading price of our Class A common stock could be subject to wide fluctuations in response to numerous factors, many of which are beyond our control, including:

•	actual or anticipated fluctuations in our results of operations;

•	changes in the financial projections we may provide to the public or our failure to meet these projections;

•	failure of securities analysts to initiate or maintain coverage of us or changes in financial estimates by any securities analysts who follow our company;

•	variance in our financial performance from estimates of securities analysts or the expectations of investors;

•	trading volume of our Class A common stock;

•	overall performance of the equity markets and the economy as a whole;

•	changes in the pricing of our offerings;

•	actual or anticipated changes in our growth rate relative to that of our competitors;

•	changes in the anticipated future size or growth rate of our addressable markets;

•	announcements of new products, or of acquisitions, strategic partnerships, joint ventures or capital-raising activities or commitments, by us or by our competitors;

•	repurchases or expectations with respect to repurchases of our Class A common stock by us;

•	additions or departures of board members, management or key personnel;

•	rumors and market speculation involving us or other companies in our industry;

•

new laws or regulations or new interpretations of existing laws or regulations applicable to our business, including those related to privacy, data security, data protection and cybersecurity in the U.S. or globally;

•	lawsuits threatened or filed against us;

•	other events or factors, including those resulting from political unrest, war, incidents of terrorism or responses to these events;

•	health epidemics, such as the COVID-19 pandemic, influenza and other highly infectious diseases;

•	expiration of lock-up agreements and market stand-off provisions; and

•	sales or expectations with respect to sales of shares of our capital stock by us or our security holders.

In addition, stocks of newly public companies and particularly companies in the technology industry have experienced significant price and volume fluctuations. Stock prices of many companies, including technology companies, have fluctuated in a manner often unrelated to the operating performance of those companies. These fluctuations may be even more pronounced in the trading market for our Class A common stock shortly following this offering.

Furthermore, in the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted against that company. If we were involved in any similar litigation, we could incur substantial costs and our management’s attention and resources could be diverted.

An active, liquid, and orderly market for our Class A common stock may not develop or be sustained. You may be unable to sell your Class A common stock at or above the price you bought them for.

Prior to this offering, there has been no public market for our Class A common stock. An active, liquid and orderly trading market for our Class A common stock may not develop following the completion of this offering or, if developed, it may not be sustained. The lack of an active market may reduce the fair value of your shares and impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. An inactive market may also impair our ability to raise capital to continue to fund operations by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration.

The initial public offering price of our Class A common stock may not be indicative of the market price of our Class A common stock after this offering.

The initial public offering price was determined by negotiations between us and representatives of the underwriters, based on numerous factors which we discuss in “Underwriting (Conflicts of Interest),” and may not be indicative of the market price of our Class A common stock after this offering. If you purchase our Class A common stock, you may not be able to resell those shares at or above the initial public offering price.

We will have broad discretion in the use of the net proceeds to us from this offering and may not use them effectively.

We will have broad discretion in the application of the net proceeds to us from this, including for any of the purposes described in the section titled “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, our ultimate use may vary substantially from our currently intended use. Investors will need to rely on the judgment of our management with respect to the use of proceeds. If we do not use the net proceeds that we receive in this offering effectively, our business, financial condition, results of operations and prospects could be harmed, and the market price of our Class A common stock could decline.

You will experience immediate and substantial dilution in the net tangible book value of the shares of Class A common stock you purchase in this offering.

The initial public offering price of our Class A common stock is substantially higher than the pro forma net tangible book value per share of our Class A common stock immediately after this offering. If you purchase shares of our Class A common stock in this offering, you will experience immediate dilution of $     per share, representing the difference between our pro forma as adjusted net tangible book value per share after giving effect to the sale of Class A common stock in this offering and the assumed initial public offering price of $     per share, which is the midpoint of the price range set forth on the cover page of this prospectus. See “Dilution.”

Additional stock issuances could result in significant dilution to our stockholders.

We expect to issue additional capital stock in the future that will result in dilution to all other stockholders. For example, we have and expect to continue to grant equity awards to employees, directors and consultants under our equity incentive plans. Any issuances of common stock resulting from the exercise of outstanding stock options or the settlement of outstanding RSUs would be dilutive to holders of our common stock. We may also raise capital through equity financings in the future. In addition, as part of our business strategy, we may acquire or make investments in companies, products or technologies and issue equity securities to pay for any such acquisition or investment. The amount of dilution as a result of any of these issuances could be substantial and cause the trading price of our Class A common stock to decline.

Future sales of our Class A common stock in the public market could cause the market price of our Class A common stock to decline.

Sales of a substantial number of shares of our Class A common stock in the public market following the completion of this offering, or the perception that these sales might occur, could depress the market price of our Class A common stock and could impair our ability to raise capital through the sale of additional equity securities. Many of our existing equity holders have substantial unrecognized gains on the value of the equity they hold based upon the price per share in this offering, and therefore, may take steps to sell their shares or otherwise secure the unrecognized gains on those shares. We are unable to predict the timing of or the effect that such sales may have on the prevailing market price of our Class A common stock.

In connection with this offering, we, all of our directors and executive officers, and holders of substantially all of our Class A common stock and securities exercisable for or convertible into our Class A common stock, have entered or will enter into lock-up agreements with the underwriters and/or agreements with market stand-off provisions that restrict our and their ability to sell or transfer shares of our capital stock, and securities convertible into or exercisable or exchangeable for shares of our capital stock, for a period of days from the date of this prospectus, which we refer to as the lock-up period, subject to certain customary exceptions and certain provisions that provide for the early release of certain shares. See “Shares Eligible for Future Sale” and “Underwriting (Conflicts of Interest)” for additional information. All of our shares of Class A common stock, other than those sold in this offering, which are freely tradable, will become eligible for sale upon expiration of the lock-up period, except for any shares held by our affiliates as defined in Rule 144 under the Securities Act of 1933 (the “Securities Act”).

In addition, after this offering and giving effect to the Reclassification, the Existing Preferred Stock Conversion, the Redeemable Common Stock Reclassification, the RSU Settlement and the Warrant Exercise, up to    shares of our Class A common stock may be issued upon exercise of outstanding stock options or vesting and settlement of outstanding RSUs, and up to    shares of our Class A common stock are available for future issuance under our 2015 Plan, 2012 Plan, A&R 2022 Plan and our ESPP, and will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules, exercise limitations, the lock-up agreements and market stand-off provisions, and Rule 144 and Rule 701 under the Securities Act. We intend to register all of the shares of Class A common stock issuable upon exercise of outstanding options or other equity incentive awards we may grant in the future for public resale under the Securities Act. Shares of Class A common stock will become eligible for sale in the public market to the extent such options are exercised and RSUs settle, subject to the lock-up agreements and market stand-off provisions described above and compliance with applicable securities laws. If these additional shares of Class A common stock are sold, or if it is perceived that they will be sold, in the public market, the trading price of our Class A common stock could decline.

Further, holders of approximately 44,824,072 shares as of December 31, 2024, or approximately   % of our capital stock after the completion of this offering, will have rights, subject to some conditions and the lock-up agreements and market stand-off provisions described above, to require us to file registration statements covering the sale of their shares or to include their shares in registration statements that we may file for ourselves or other stockholders.

We have identified material weaknesses in our internal control over financial reporting. If we fail to remedy these material weaknesses, experience additional material weaknesses in the future or otherwise fail to continue to design, implement and maintain effective internal control over financial reporting, we may not be able to accurately report our financial condition or results of operations which may adversely affect investor confidence in us and, as a result, the value of our Class A common stock.

As a result of becoming a public company, we will be required, under the rules and regulations of the SEC regarding compliance with Section 404 of the Sarbanes-Oxley Act (“Section 404”), to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting beginning with our second Annual Report on Form 10-K. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

To comply with the requirements of being a reporting company under the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission thereunder (the “Exchange Act”), including performing the evaluation needed to comply with Section 404, we will need to implement additional internal control over financial reporting, including but not limited to controls over relevant information systems, and hire additional accounting and finance staff. This will require that we incur substantial additional professional fees and internal costs to expand our accounting and finance functions and that we expend significant management efforts. We have spent and expect to continue to spend significant time and resources designing, evaluating and testing the accounting procedures and internal controls of the company. Prior to this offering, we have never been required to test our internal control over financial reporting within a specified period. We may not be able to complete our evaluation, testing and any required remediation in a timely fashion. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal control over financial reporting is effective.

As of December 31, 2024, the following material weaknesses existed:

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we did not design or maintain an effective control environment commensurate with our financial reporting requirements; specifically, we did not maintain a sufficient complement of personnel with an appropriate degree of accounting knowledge, experience and training to appropriately analyze, record and disclose accounting and reporting requirements; and

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we did not effectively design and maintain effective controls in response to the risks of material misstatement; specifically, changes to existing controls or the implementation of new controls have not been sufficient to respond to changes to the risks of material misstatement to financial reporting.

These material weaknesses contributed to the following additional material weaknesses:

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we did not design and maintain formal accounting policies, procedures and controls over significant accounts and disclosures to achieve complete, accurate and timely financial accounting, reporting and disclosures, including segregation of duties and adequate controls related to the preparation and review of journal entries and account reconciliations; and

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we did not design and maintain controls over the accounting for revenue and associated reserves, income taxes, indirect taxes and the preparation of the financial statements including the statement of cash flows and related disclosures.

The material weaknesses described above resulted in the restatement of our consolidated financial statements as of and for the years ended December 31, 2022 and 2021 and audit adjustments to revenue and associated reserves, indirect tax contingencies, income taxes, interest expense, goodwill, and classification of financial statement accounts in our consolidated financial statements as of and for the years ended December 31, 2024, 2023 and 2022. Additionally, these material weaknesses could result in a misstatement of substantially all of our accounts or disclosures that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected.

In addition to the above, we did not design and maintain effective controls over IT general controls for information systems that are relevant to the preparation of the consolidated financial statements. Specifically, we did not design and maintain: (i) program change management controls for financial systems to ensure that IT program and data changes affecting financial IT applications and underlying accounting records are identified, tested, authorized and implemented appropriately, (ii) user access controls to ensure appropriate segregation of duties and that adequately restrict user and privileged access to financial applications, programs, and data to appropriate personnel, (iii) computer operations controls to ensure that critical batch jobs are monitored and data backups are authorized and monitored and (iv) testing and approval controls for program development to ensure that new software development is aligned with business and IT requirements. These IT deficiencies did not result in any misstatements to the consolidated financial statements; however, the deficiencies, when aggregated, could impact our ability to maintain effective segregation of duties, as well as the effectiveness of IT-dependent controls (such as automated controls that address the risk of material misstatement to one or more assertions, along with the IT controls and underlying data that support the effectiveness of system-generated data and reports) that could result in misstatements potentially impacting all financial statement accounts and disclosures that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected on a timely basis. Accordingly, we have determined these deficiencies in the aggregate constitute a material weakness.

We are in the process of implementing a plan to remediate the material weaknesses described above. Our remediation plan includes the hiring of additional accounting and financial reporting personnel and implementing additional policies, procedures and controls, all of which have and will continue to cause us to incur additional costs. We have performed a risk assessment and begun identifying control activities to be implemented in response to the identified risks, which will include improving our IT general controls, segregation of duties controls, period-end financial reporting controls, journal entry controls and additional procedures and controls within the areas of revenue and associated reserves, income taxes, indirect taxes and the preparation for the financial statements including the statement of cash flows and related disclosures. In addition, we have engaged a third-party provider to help us assess and improve our internal control over financial reporting in preparation for compliance with Section 404. When we are satisfied the internal control over financial reporting associated with the material weaknesses has been effectively designed and has operated within our company for a sufficient period of time, we will determine if we have remediated our material weaknesses. We have not been required to provide a management assessment of internal control over financial reporting under the rules and regulations of the SEC regarding compliance with Section 404(a) of the Sarbanes-Oxley Act (“Section 404(a)”). It is possible that if we had a Section 404(a) assessment, additional material weaknesses may have been identified. Additionally, our registered independent public accounting firm has not been engaged to perform an audit of our internal control over financial reporting.

In the future, it is possible that additional material weaknesses may be identified that we may be unable to remedy before the requisite deadline for those reports. Our ability to comply with the annual internal control over financial reporting requirements will depend on the effectiveness of our financial reporting and relevant information systems and controls across our company. Any weaknesses or deficiencies or any failure to implement required new or improved controls, or difficulties encountered in the implementation or operation of these controls, could harm our results of operations and cause us to fail to meet our financial reporting obligations or result in material misstatements in our consolidated financial statements, which could adversely affect our business and reduce our stock price.

If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines we have a material weakness in our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports, the market price of our Class A common stock could decline, and we could be subject to sanctions or investigations by the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

Beginning with our second Annual Report on Form 10-K, our independent registered public accounting firm will be required to express an opinion on the effectiveness of our internal control over financial reporting, unless we are then eligible for any other exemption from such requirement. If we are unable to confirm that our internal control over financial reporting is effective, we could lose investor confidence in the accuracy and completeness of our financial reports, which could cause the price of our Class A common stock to decline.

We are controlled by our Founder and Chief Executive Officer, Eric H. Baker, whose interests in our business may be different than yours.

Mr. Baker, our Founder and Chief Executive Officer, controls approximately    % of the combined voting power of our common stock. As a result, Mr. Baker has the ability to substantially control our company, including the ability to control the outcome of any action requiring the general approval of our stockholders, including the election of our board of directors, the adoption of amendments to our certificate of incorporation and stockholder amendments to our by-laws, and the approval of any merger or sale of substantially all of our assets. This concentration of ownership and voting power may also delay, defer or even prevent an acquisition by a third party or other change of control of our company, and may make some transactions more difficult or impossible without the support of Mr. Baker, even if such events are in the best interests of minority stockholders. This concentration of voting power may have an adverse impact on the price of our Class A common stock. Each share of our Class B common stock has 100 votes per share on matters submitted to a vote of our stockholders. Such shares of Class B common stock will only convert into shares of Class A common stock having one vote per share (i) at the option of the holder, (ii) automatically on the date and time specified by the affirmative vote of the holders of a majority of the outstanding shares of Class B common stock, voting separately as a class, and (iii) automatically upon any transfer, whether or not for value, except for certain permitted transfers to related and affiliated persons of Mr. Baker described in our amended and restated certificate of incorporation, including transfers to immediate family members of Mr. Baker, including upon Mr. Baker’s death, for estate planning purposes provided any voting or economic interests are held by Mr. Baker or his immediate family members, and to certain affiliates of Mr. Baker or his immediate family members provided any voting or economic interests are held by Mr. Baker or his immediate family members. Immediately following this offering, all outstanding shares of our Class B common stock will be held by Mr. Baker. As a result, Mr. Baker and his permitted transferees will continue to control the outcome of matters submitted to stockholders so long as they hold     shares of Class B common stock in aggregate, which represents    % of the outstanding shares of all our common stock outstanding. Moreover, in the future, we may decide to issue additional shares of Class B common stock, including upon the vesting and exercise or settlement of existing or future equity awards, to Mr. Baker or other employees or third parties. Any future issuance of Class B common stock would be dilutive to holders of Class A common stock and would have the effect of further increasing the voting power held by any individual or entity that receives such shares. For additional information regarding the share ownership, see “Principal Stockholders.”

We cannot predict the impact our governance structure, capital structure and the concentrated control by Mr. Baker may have on our stock price or our business.

We cannot predict whether our governance structure or multiple share class capital structure, combined with the concentrated control by Mr. Baker, our Founder and Chief Executive Officer, will result in a lower trading price or greater fluctuations in the trading price of our Class A common stock or will result in adverse publicity or other adverse consequences. In addition, some indices may exclude companies with multiple share classes from their membership under certain circumstances. Exclusion from indices could make our Class A common stock less attractive to investors and, as a result, the market price of our Class A common stock could be adversely affected.

We are exempt from certain corporate governance requirements since we are a “controlled company” within the meaning of NYSE rules, and, as a result, our stockholders do not have the protections afforded by these corporate governance requirements.

Mr. Baker, our Founder and Chief Executive Officer, controls more than 50% of our combined voting power. As a result, we are considered a “controlled company” for the purposes of NYSE rules and corporate governance standards, and therefore we are permitted to, and we intend to, elect not to comply with certain corporate governance requirements of the NYSE, including those that would otherwise require our board of directors to have a majority of independent directors and require that we establish a compensation committee and a nominating and corporate governance committee, each comprised entirely of independent directors. We currently do not plan to establish a nominating and corporate governance committee composed entirely of independent directors as permitted by these exemptions. Accordingly, holders of our Class A common stock do not have the same protections afforded to stockholders of companies that are subject to all of the rules and corporate governance standards of the NYSE, and the ability of our independent directors to influence our business policies and affairs may be reduced. We expect to remain a controlled company until Mr. Baker no longer controls more than 50% of our combined voting power. See “Management—Director Independence.”

Anti-takeover provisions in our charter documents could make an acquisition of our company more difficult, limit attempts by our stockholders to replace or remove our current management and limit the market price of our Class A common stock.

Provisions in our amended and restated certificate of incorporation and amended and restated bylaws to be effective upon the completion of this offering may have the effect of delaying or preventing a change of control or changes in our management. Our amended and restated certificate of incorporation and amended and restated bylaws include provisions that:

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provide our holders of Class B common stock with the ability to significantly influence the outcome of matters requiring stockholder approval, even if they own significantly less than a majority of the shares of our outstanding Class A and Class B common stock;

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authorize our board of directors to issue, without further action by the stockholders, shares of undesignated preferred stock with terms, rights and preferences determined by our board of directors that may be senior to our Class A common stock;

•	provide the ability of stockholders to act by written consent only as long as holders of our Class B common stock hold at least a majority of the voting power of our capital stock;

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specify that from and after the date that holders of our Class B common stock hold less than a majority of the voting power of our capital stock, (i) our stockholders may not act by written consent in lieu of a meeting and (ii) special meetings of our stockholders can be called only by our board of directors;

•	establish an advance notice procedure for stockholder proposals to be brought before an annual meeting, including proposed nominations of persons for election to our board of directors;

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from and after the date that holders of our Class B common stock hold less than a majority of the voting power of our capital stock, establish a classified board of directors with three-year staggered terms, who can only be removed for cause by affirmative vote of the holders of at least 66 2/3% of the voting power of all of the then outstanding shares of our capital stock entitled to vote generally in the election of directors, voting together as a single class;

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for as long as Mr. Baker is serving as Chairman of our board of directors, require his presence to establish a quorum for the transaction of business and his affirmative vote to effect any action of the board or fill any vacancy on the board;

•	provide the ability of our board of directors to amend our amended and restated bylaws without obtaining stockholder approval;

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specify that, from and after the date that holders of our Class B common stock hold less than a majority of the voting power of our capital stock, stockholders may only amend our amended and restated bylaws by affirmative vote of the holders of at least 66 2/3% of the voting power of all of the then outstanding shares of our capital stock entitled to vote generally in the election of directors, voting together as a single class;

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from and after the date that holders of our Class B common stock hold less than a majority of the voting power of our capital stock, certain provisions of our amended and restated certificate of incorporation may only be amended by affirmative vote of the holders of at least 66 2/3% of the voting power of all of the then outstanding shares of our capital stock entitled to vote generally in the election of directors, voting together as a single class; and

•	prohibit cumulative voting in the election of directors.

These provisions may disrupt or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management. Any delay or prevention of a change of control transaction or changes in our management could cause the market price of our Class A common stock to decline.

Our governance agreement with certain of our principal stockholders grant such stockholders certain rights with respect to the control and management of our business, which may prevent us from taking actions that may be beneficial to us and our other stockholders.

We are party to a side letter regarding governance with Madrone Partners, L.P. (“Madrone”) and Bessemer Venture Partners (“Bessemer”), each a holder of more than 5% of our capital stock, and Eric Baker, our Founder and Chief Executive Officer (the “Governance Side Letter”). Under the Governance Side Letter, among other things, we and Eric Baker, as our controlling stockholder, will be required to obtain each of Madrone and Bessemer’s prior approval to: (1) amend or modify certain conversion rights upon sale and transfer associated with our Class B common stock in our amended and restated certificate of incorporation and (2) appoint the successor to Mr. Baker in the event of his resignation as our Chief Executive Officer or his death or incapacity, and any of his successors thereto. Accordingly, for so long as the Governance Side Letter remains in effect, Madrone and Bessemer will have significant influence with respect to the future of our management and capital structure. These provisions could limit our ability to take certain actions that may be in our best interest and the best interest of our other stockholders, including the identification and appointment of a successor Chief Executive Officer, which ultimately could affect the market price of our Class A common stock. See “Certain Relationships and Related Party Transactions—Governance Side Letter” and “Description of Capital Stock—Governance Approval Rights” for more information.

Claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us.

Our amended and restated certificate of incorporation and amended and restated bylaws will provide that we will indemnify our directors and officers, in each case to the fullest extent permitted by Delaware law.

In addition, as permitted by Section 145 of the Delaware General Corporation Law (the “DGCL”), our amended and restated bylaws to be effective upon the completion of this offering and our indemnification agreements that we have entered into with our directors and officers will provide that:

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We will indemnify our directors and officers for serving us in those capacities or for serving other business enterprises at our request, to the fullest extent permitted by Delaware law. Delaware law provides that a corporation may indemnify such person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the registrant and, with respect to any criminal proceeding, had no reasonable cause to believe such person’s conduct was unlawful.

•	We may, in our discretion, indemnify employees and agents in those circumstances where indemnification is permitted by applicable law.

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We are required to advance expenses, as incurred, to our directors and officers in connection with defending a proceeding, except that such directors or officers shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

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We will not be obligated pursuant to our amended and restated bylaws to indemnify a person with respect to proceedings initiated by that person against us or our other indemnitees, except with respect to proceedings authorized by our board of directors or brought to enforce a right to indemnification.

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The rights conferred in our amended and restated bylaws are not exclusive, and we are authorized to enter into indemnification agreements with our directors, officers, employees and agents and to obtain insurance to indemnify such persons.

We may not retroactively amend our amended and restated bylaw provisions to reduce our indemnification obligations to directors, officers, employees and agents.

Our amended and restated certificate of incorporation will designate the Court of Chancery of the State of Delaware and, to the extent enforceable, the federal district courts of the U.S. of America as the exclusive forums for substantially all disputes between us and our stockholders, which will restrict our stockholders’ ability to choose the judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated certificate of incorporation will provide that, unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware, or the Court of Chancery, is the exclusive forum for the following types of actions, suits or proceedings: any derivative action, suit or proceeding brought on our behalf, any action, suit or proceeding asserting a claim of breach of fiduciary duty owed by a current or former director, officer or other employee or stockholder of the Corporation, any action, suit or proceeding asserting a claim against us arising under the Delaware General Corporation Law, our amended and restated certificate of incorporation, or our amended and restated bylaws (as either may be amended or restated) or as to which the Delaware General Corporation Law confers exclusive jurisdiction on the Court of Chancery, and any action, suit or proceeding asserting a claim against us that is governed by the internal affairs doctrine. If the Court of Chancery does not have subject matter jurisdiction thereof, such actions, suits or proceedings shall be brought in the federal district court of the District of Delaware or other state courts of the State of Delaware. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all Securities Act actions. Accordingly, both state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our amended and restated certificate of incorporation will further provide that the federal district courts of the U.S. will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act or any other claim for which the federal courts of the U.S. have exclusive jurisdiction. We cannot be certain that a court would enforce such a provision. While the Delaware Supreme Court has recently upheld provisions of the certificates of incorporation of other Delaware corporations that are similar to these forum provisions and courts in California and New York have also upheld similar exclusive forum provisions, there is currently a circuit split as to whether exclusive forum provisions requiring derivative litigation to be filed in the Delaware Court of Chancery could foreclose a derivative suit alleging a violation of the Exchange Act. Neither the Delaware nor the Securities Act forum provisions are intended by us to limit the forums available to our stockholders for actions or proceedings asserting claims arising under the Exchange Act, which are already limited to the federal courts of the U.S. pursuant to the Exchange Act.

Notwithstanding the foregoing provisions, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions. In such instance, we would expect to vigorously assert the validity and enforceability of the exclusive forum provisions of our amended and restated certificate of incorporation. This may require significant additional costs associated with resolving such action in other jurisdictions and there can be no assurance that the provisions will be enforced by a court in those other jurisdictions.

These exclusive forum provisions may (i) increase the costs for an investor and/or (ii) limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage lawsuits against us and our directors, officers, and other employees. Alternatively, if a court were to find either exclusive-forum provision in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could have a material adverse effect on our business, financial condition and results of operations.

General Risk Factors

Our business may be materially and adversely affected by the occurrence of extraordinary events, such as terrorist attacks, geopolitical and military conflicts, disease epidemics or pandemics, severe weather events and natural disasters.

The occurrence and threat of extraordinary events, such as terrorist attacks, intentional or unintentional mass-casualty incidents, geopolitical and military conflicts, public health concerns such as contagious disease epidemics or pandemics, natural disasters, including fires and earthquakes or similar severe weather events, may deter artists from touring, teams from holding games and/or substantially decrease the use of and demand for our services, which may decrease our revenue or expose us to substantial liability. Terrorism and security incidents in the past, military actions in foreign locations, periodic elevated terrorism alerts and fears from publicized contagious disease epidemics and pandemics have raised numerous challenging operating factors, including public concerns regarding air travel, military actions and additional national or local catastrophic incidents, causing a nationwide disruption of commercial and leisure activities. In the event of actual or threatened terrorism events, some artists may refuse to travel or book tours, which could adversely affect our business. Attendance at events may decline due to fears over terrorism, which could adversely impact our results of operations. The occurrence of these events may deter buyers from attending and purchasing tickets to sports, concerts, theater and other live events, which could adversely impact our business and financial performance.

Moreover, performers, venues, teams or promoters may decide to cancel sports, concerts, theater and other live events due to social distancing requirements, such as those imposed in response to the COVID-19 pandemic, or due to severe weather events, natural disasters or military conflicts. Cancellations of events can adversely affect our financial performance, as a result of lower GMS processed on our platform and fee and ticket refunds or credits that we provide to buyers in connection with canceled events.

Attention to sustainability and corporate responsibility matters may impose additional risks and costs on our business.

Attention has been given to sustainability and corporate responsibility matters by our stakeholders, including by investors, buyers, sellers, employees, regulators, politicians and the general public in the U.S. and abroad. Expectations regarding voluntary and potential mandatory sustainability and corporate responsibility initiatives and disclosures may result in increased costs, changes in demand for certain products, enhanced compliance or disclosure obligations, or otherwise adverse impacts to our business, financial condition or results of operations. There have been heightened attention with respect to companies’ practices, disclosures and performance in relation to sustainability, corporate responsibility, climate change, human rights, human capital management, data privacy and security and supply chains, among other topics. Any requirements to monitor, report and comply with sustainability and corporate responsibility commitments and reporting obligations will result in additional costs and will require additional resources that may adversely affect our business, financial condition and results of operations.

Because we do not anticipate paying any cash dividends on our Class A common stock in the foreseeable future, capital appreciation, if any, will be your sole source of gains and you may never receive a return on your investment.

You should not rely on an investment in our Class A common stock to provide dividend income. While we declared and paid a cash dividend on our common stock in 2018, we do not intend to declare or pay a cash dividend on our Class A common stock. We currently intend to retain our future earnings, if any, to fund the development and growth of our business. In addition, the terms of any existing or future debt agreements may preclude us from paying dividends. For example, our Credit Facilities restrict us from making certain dividend payments. As a result, capital appreciation, if any, of our Class A common stock will be your sole source of gain for the foreseeable future. Investors seeking cash dividends should not purchase our Class A common stock.

If securities or industry analysts do not publish research or publish unfavorable or inaccurate research about our business, the market price and trading volume of our Class A common stock could decline.

The market price and trading volume of our Class A common stock following the completion of this offering will be heavily influenced by the way analysts interpret our financial information and other disclosures. We do not have control over these analysts. If few securities analysts commence coverage of us, or if industry analysts cease coverage of us, our stock price would be negatively affected. If securities or industry analysts do not publish research or reports about our business, downgrade our Class A common stock, or publish negative reports about our business, our stock price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for our Class A common stock could decrease, which might cause our stock price to decline and could decrease the trading volume of our Class A common stock.

If our operating and financial performance in any given period does not meet any guidance that we provide to the public, the market price of our Class A common stock may decline.

We may, but are not obligated to, provide public guidance on our expected operating and financial results for future periods. Any such guidance will be comprised of forward-looking statements subject to the risks and uncertainties described in this prospectus and in our other public filings and public statements. Our actual results may not always be in line with or exceed any guidance we have provided, especially in times of economic uncertainty. If, in the future, our operating or financial results for a particular period do not meet any guidance we provide or the expectations of investment analysts, or if we reduce our guidance for future periods, the market price of our Class A common stock may decline. Even if we do issue public guidance, there can be no assurance that we will continue to do so in the future.

As a public company, we will be subject to additional requirements and regulations with respect to our disclosure obligations, accounting procedures and internal controls, which will make it more difficult and costly for us to operate our business.

Following this offering, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and the rules and regulations of the NYSE. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, on our board committees or as executive officers. In addition, stockholder activism and the level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which may lead to additional significant compliance costs and impact the manner in which we operate our business in ways we cannot currently anticipate. If we are unable to satisfy our obligations as a public company, we could be subject to delisting of our Class A common stock, fines, sanctions, other regulatory action and potentially civil litigation.

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to compliance with our public company responsibilities and corporate governance practices.

As a public company, we will incur significant legal, accounting, and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, SEC and NYSE rules, and other applicable securities rules and regulations impose various requirements on public companies. Our management and other personnel will need to devote a substantial amount of time to compliance with these requirements. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. We cannot predict or estimate the amount of additional costs we will incur as a public company or the specific timing of such costs.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements about us and our industry that involve substantial risks and uncertainties. These forward-looking statements reflect our current views with respect to, among other things, future events and our future business, financial condition and results of operations. These statements are often, but not always, made through the use of words or phrases such as “aim,” “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “outlook,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” “will” and “would” or the negative version of those words or phrases or other comparable words or phrases of a future or forward-looking nature. These forward-looking statements are not statements of historical fact, and are based on current expectations, estimates and projections about our industry as well as certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond our control. Forward-looking statements contained in this prospectus include, but are not limited to, statements about:

•	our ability to compete in the ticketing industry against current or future competitors;

•	our ability to maintain relationships with buyers and sellers, including individual sellers, professional sellers and content rights holders;

•	the demand for tickets on our platform or for live events in general;

•	our ability to continue to improve our platform and maintain and enhance our brands;

•	the impact of extraordinary events or adverse economic conditions on discretionary consumer and corporate spending or on the supply and demand of live events;

•	our ability to rely on third-party platforms to distribute our applications or host our ticketing platform;

•	our ability to expand into our new direct issuance business, into adjacent market opportunities across live entertainment and into additional live event and experience categories;

•	our ability to comply with domestic regulatory regimes;

•	our ability to successfully defend against litigation;

•	the effects of seasonal trends on our results of operations;

•	our ability to maintain the integrity of our information systems and infrastructure, and to mitigate possible cybersecurity risks;

•	our ability to generate sufficient cash flows or raise additional capital necessary to fund our operations or service our debt, contractual commitments or obligations;

•	our ability to remediate material weaknesses in our internal controls over financial reporting;

•	our ability to effectively manage our exposure to fluctuations in foreign currency exchange rates and rising inflation rates;

•	the increased expenses associated with being a public company;

•	our ability to attract and retain a qualified management team and other team members while controlling our labor costs; and

•	our intended use of proceeds from this offering and our existing cash and cash equivalents.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this prospectus.

You should not rely on forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors described in “Risk Factors” and elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. The results, events and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this prospectus. And while we believe such information provides a reasonable basis for these statements, such information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements.

The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information, actual results, revised expectations, or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments.

MARKET AND INDUSTRY DATA

This prospectus includes estimates regarding market and industry data. Unless otherwise indicated, information concerning our industry and the markets in which we operate, including our general expectations, market position, market opportunity and market size, are based on our management’s knowledge and experience in the markets in which we operate, together with currently available information obtained from various sources, including publicly available information, industry reports and publications, surveys, our customers, trade and business organizations and other contacts in the markets in which we operate. Certain information is based on management estimates, which have been derived from third-party sources, as well as data from our internal research.

In presenting this information, we have made certain assumptions that we believe to be reasonable based on such data and other similar sources and on our knowledge of, and our experience to date in, the markets in which we operate. While we believe the estimated market and industry data included in this prospectus is generally reliable, such information is inherently uncertain and imprecise. Market and industry data is subject to change and may be limited by the availability of raw data, the voluntary nature of the data gathering process and other limitations inherent in any statistical survey of such data. In addition, projections, assumptions and estimates of the future performance of the markets in which we operate are necessarily subject to uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.” These and other factors could cause results to differ materially from those expressed in the estimates made by third parties and by us.

The source of certain statistical data, estimates and forecasts contained in this prospectus are the following independent industry publications or reports:

•

CoLab, LLC, StubHub Brand Study conducted on ProQuo AI, 2024. The StubHub Brand Study, which we commissioned, included quantitative and qualitative analysis of the top industry brands, encompassing responses from 2,167 individuals in the U.S. The StubHub Brand Study ranked the prompted brand awareness in the U.S. by asking respondents which brands within the category they were aware of while showing the individual seven of the top industry brands.

•	Custom Market Insights, Global Music Tourism Market 2024-2033, February 2024.

•	Euromonitor International Limited, Travel 2025 edition, retail value RSP, US$, fixed 2024 exchange rate, current terms.

•	Global Market Insights, Sports Tourism Market, March 2024.

•	H2 Gambling Capital, February 2025.

•	IBISWorld, Sports Franchises in the US, 2023.

•	L.E.K. Consulting, Experiences With Character: The New Leisure Economy, 2019.

•	L.E.K. Consulting, Unlocking Growth Potential in Site-Based Entertainment, 2024.

•	Major League Soccer, MLS history! El Tráfico at Rose Bowl sets single-game attendance record, 7/04/2023.

•	Music Industry Research Association and the Princeton University Survey Research Center, Inaugural Music Industry Research Association (MIRA) Survey of Musicians, 2018.

•	Pollstar, Data on Average Ticket Prices Across top 100 North American Tours, 2024.

•	ScoreBig as cited in Los Angeles Times, AEG’s AXS teams with ScoreBig to sell cheaper concert tickets, April 8, 2016.

•	Technavio’s, “Global Licensed Sports Merchandise Market 2025-2029” Report, published by Infiniti Research, January 2025.

•	Technavio’s, “Global Secondary Tickets Market 2025-2029” Report, published by Infiniti Research, January 2025.

•	Technavio’s, “North America Secondary Tickets Market by Event Type and Channel - Forecast and Analysis - 2023-2027” Report, published by Infiniti Research, October 2023.

The content of the above sources, except to the extent specifically set forth in this prospectus, does not constitute a portion of this prospectus and is not incorporated herein.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of shares of our Class A common stock in this offering will be approximately $    million (or $    million if the underwriters exercise their option to purchase additional shares in full), assuming an initial public offering price of $    per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

A $1.00 increase or decrease in the assumed initial public offering price of $    per share would increase or decrease, respectively, the net proceeds that we receive from this offering by approximately $    million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, an increase or decrease of 1,000,000 shares in the number of shares offered by us would increase or decrease, respectively, the net proceeds that we receive from this offering by approximately $    million, assuming the assumed initial public offering price of $    per share remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds that we receive from this offering to repay approximately $    of existing indebtedness outstanding under our term loan Credit Facilities and the remainder for general corporate purposes, including working capital, operating expenses and capital expenditures. We may also use a portion of the net proceeds to acquire or make investments in businesses, products, offerings and technologies, although we do not have agreements or commitments for any material acquisitions or investments at this time.

Our term loan Credit Facilities mature in 2030. As of December 31, 2024, we had $2,385.0 million outstanding under our term loan Credit Facilities and interest rates of 9.11% for our 2024 USD Term Loan and 7.86% for our 2024 Euro Term Loan (each as defined below). See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Credit Facilities” for a description of the Credit Facilities.

As of the date of this prospectus, we cannot specify with certainty the specific allocations or all of the particular uses for the net proceeds to be received upon completion of this offering. The expected use of net proceeds from this offering represents our intentions based upon our present plans and business conditions, which could change in the future as or plans and business conditions evolve. We may find it necessary or advisable to use the net proceeds for other purposes, and we will have broad discretion in the application and specific allocations of the net proceeds of this offering. Pending the uses described above, we intend to invest the net proceeds from this offering in short- and intermediate-term, interest-bearing obligations, investment-grade instruments or other securities.

DIVIDEND POLICY

We declared a dividend of $286.1 million on October 11, 2018 for the holders of our Class A common stock, Class B common stock and Class C common stock, of which $3.3 million remains outstanding and was recorded within accrued expenses and other current liabilities on our audited consolidated balance sheet as of December 31, 2024. We do not currently anticipate paying any additional dividends on our Class A common stock or Class B common stock. Any declaration and payment of future dividends to holders of our Class A common stock or Class B common stock will be at the discretion of our board of directors and will depend on many factors, including our financial condition, earnings, capital requirements, level of indebtedness, statutory and contractual restrictions applying to the payment of dividends, the provisions of Delaware law affecting the payment of dividends and distributions to stockholders and other considerations that our board of directors may deem relevant. In addition, our ability to pay cash dividends is currently restricted by the terms of our outstanding debt instruments. Future agreements governing our indebtedness may also further limit our ability to pay dividends. See “Risk Factors—Risks Relating to this Offering and Ownership of Our Class A Common Stock—Because we do not anticipate paying any cash dividends on our Class A common stock in the foreseeable future, capital appreciation, if any, will be your sole source of gains and you may never receive a return on your investment.”

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2024 on:

•	an actual basis;

•

a pro forma basis to give effect to (a) the reclassification of 865,756 shares of Class C common stock outstanding as of December 31, 2024 into an equal number of shares of Class A common stock, (b) the automatic conversion of 20,000 shares of Series I redeemable preferred stock, 32,892 shares of Series J redeemable preferred stock and 24,025 shares of Series M redeemable preferred stock into an aggregate of    shares of our Class A common stock, at the Series I Conversion Price, the Series J Conversion Price and the Series M Conversion Price, respectively, (c) the termination of the contingent redemption feature upon the listing of our Class A common stock on the NYSE in connection with this offering and related reclassification of all 294,593 shares of redeemable common stock outstanding as of December 31, 2024 into permanent Class A common stock, (d) the issuance of     shares of our Class A common stock subject to     RSUs outstanding as of December 31, 2024 under our 2012 Plan and the 2022 Plan, for which the service-based and performance-based vesting conditions, as applicable, were fully or partially satisfied as of December 31, 2024 and for which the performance-based vesting condition related to a liquidity event will be satisfied upon the completion of this offering, (e) the issuance of 55,328 shares of our Class A common stock upon the issuance and net exercise of warrants to purchase shares of our Class A common stock, with an exercise price of $0.01 per share, which were fully exercised between December 31, 2024 and March 21, 2025, (f) stock-based compensation expense of $   associated with RSUs, stock options, warrants and restricted stock for which the service-based and performance-based vesting conditions, as applicable, were fully or partially satisfied as of December 31, 2024 and for which the performance-based vesting condition related to a liquidity event will be satisfied upon the completion of this offering, reflected as an increase to additional paid-in-capital and accumulated deficit, and (g) the filing and effectiveness of our amended and restated certificate of incorporation and amended and restated bylaws, which will occur immediately prior to the completion of this offering; and

•

a pro forma as adjusted basis to give effect to (a) the pro forma adjustments described above and (b) the sale and issuance of    shares of our Class A common stock in this offering, assuming an initial public offering price of $    per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and (c) the application of the net proceeds that we receive from this offering to repay approximately $    of existing indebtedness outstanding under our term loan Credit Facilities as described in the section titled “Use of Proceeds.”

You should read this information in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus and in the sections titled “Prospectus Summary—Summary Consolidated Financial and Other Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of December 31, 2024
	Actual	Pro Forma	Pro Forma As Adjusted(1)
	(in thousands, except share and per share data)
Cash and cash equivalents	$1,000,965	$	$

Revolving credit facility	—
Long-term debt	2,331,507
Series I redeemable preferred stock bifurcated derivative, Series J redeemable preferred stock liability and Series M redeemable preferred stock liability	73,387
Redeemable preferred stock, $0.001 par value; 510,000 shares issued and outstanding, actual; and shares issued and outstanding, pro forma and pro forma as adjusted	474,920
Redeemable common stock, $0.001 par value; 294,593 shares issued and outstanding, actual; no shares issued and outstanding, pro forma and pro forma as adjusted	22,258
Stockholders’ equity:
Preferred stock, $0.001 par value; 28,000,000 shares authorized, actual; 100,000,000 shares authorized, pro forma and pro forma as adjusted; no shares issued and outstanding, actual, pro forma and pro forma as adjusted	—
Class A common stock, $0.001 par value; 73,000,000 shares authorized, actual; shares authorized, pro forma and pro forma as adjusted; 54,774,532 shares issued and outstanding, actual; 3,000,000,000 shares issued and outstanding, pro forma; and shares issued and outstanding, pro forma as adjusted	55
Class B common stock, $0.001 par value; 10,000,000 shares authorized, actual; 200,000,000 shares authorized, pro forma and pro forma as adjusted; 4,950,000 shares issued and outstanding, actual; and shares issued and outstanding, pro forma and pro forma as adjusted	5
Class C common stock, $0.001 par value; 3,215,435 shares authorized, actual; no shares authorized, pro forma and pro forma as adjusted; 865,756 shares issued and outstanding, actual; and no shares issued and outstanding, pro forma and pro forma as adjusted	1

Additional paid-in capital	2,255,742
Accumulated other comprehensive income	129,430
Accumulated deficit	(1,504,669)

Total stockholders’ equity	880,564

Total capitalization	$3,782,636	$	$

(1)

The pro forma as adjusted information is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. For example, a $1.00 increase or decrease in the assumed initial public offering price of $    per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, respectively, each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by $    million or $    million, respectively, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Similarly, an increase or decrease of 1,000,000 shares in the number of shares offered by us would increase or decrease, respectively, each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by $ million or $ million, respectively, assuming the assumed initial public offering price of $ per share remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The number of shares of Class A common stock and Class B common stock to be outstanding immediately after this offering on a pro forma and pro forma as adjusted basis is based on     shares of Class A common stock and     shares of Class B common stock outstanding as of December 31, 2024 and excludes:

•	the following shares of Class A common stock issuable upon exercise of stock options outstanding under our 2015 Plan and our 2022 Plan as of December 31, 2024:

•	shares of Class A common stock issuable upon exercise of stock options outstanding as of December 31, 2024, with a weighted-average exercise price of $ per share; and

•

    shares of Class A common stock issuable upon exercise of stock options outstanding as of December 31, 2024 which will vest upon the satisfaction of certain service-based and performance-based vesting conditions, including achievement of certain stock price thresholds ranging from $120.00 to $400.00 over certain trading periods for our Class A common stock (of which      would have vested if the volume-weighted average price for the requisite trading period was equal to the midpoint of the price range set forth on the cover page of this prospectus), with an exercise price of $30.21 per share;

•

the following shares of Class A common stock issuable upon the vesting and settlement of RSUs outstanding under our 2012 Plan and the 2022 Plan as of December 31, 2024, excluding     shares of Class A common stock issued pursuant to the RSU Settlement:

•

    shares of Class A common stock issuable upon the vesting and settlement of RSUs outstanding as of December 31, 2024, including shares of Class A common stock issuable upon the vesting and settlement of RSUs for which the service-based vesting conditions, as applicable, have been satisfied or are expected to be satisfied after December 31, 2024 and on or prior to the date of this prospectus and for which the performance-based vesting condition related to a liquidity event will be satisfied upon the completion of this offering;

•

    shares of Class A common stock issuable upon the vesting and settlement of certain employment-related RSUs outstanding as of December 31, 2024, including      RSUs that have met their service-based conditions as of    , 2025 and for which the performance-based vesting condition related to a liquidity event will be satisfied upon the completion of this offering and      RSUs that are not expected to meet their service-based vesting conditions and will be forfeited upon the completion of this offering; and

•

    shares of Class A common stock issuable upon the vesting and settlement of RSUs outstanding as of December 31, 2024 which will vest upon the satisfaction of certain service-based and performance-based vesting conditions, including achievement of GMS goals ranging from $8.8 billion to $16.5 billion and certain stock price thresholds ranging from $185.90 to $759.00 over certain trading periods for our Class A common stock (of which      would have vested if the volume-weighted average price for the requisite trading period was equal to the midpoint of the price range set forth on the cover page of this prospectus);

•

    shares of Class A common stock reserved for issuance under our A&R 2022 Plan, as well as any future increases in the number of shares of Class A common stock reserved for issuance under the A&R 2022 Plan; and

•

    shares of Class A common stock reserved for issuance under our ESPP, which will become effective upon the effectiveness of the registration statement of which this prospectus forms a part, as well as any future increases in the number of shares of Class A common stock reserved for issuance under the ESPP.

DILUTION

If you invest in our Class A common stock in this offering, your ownership interest will be diluted immediately to the extent of the difference between the initial public offering price per share of our Class A common stock and the pro forma as adjusted net tangible book value per share of our Class A common stock immediately after this offering.

Our historical net tangible book value as of December 31, 2024 was $(2,740.7) million, or $(45.23) per share. Historical net tangible book value per share represents the amount of our total tangible assets less our total liabilities, redeemable preferred stock and redeemable common stock, which are not included within stockholders’ equity, divided by the number of shares of our common stock outstanding as of     , 2024.

Our pro forma net tangible book value as of December 31, 2024 was $    million, or $    per share. Pro forma net tangible book value per share represents the amount of our total tangible assets less our total liabilities, redeemable preferred stock and redeemable common stock, which are not included within stockholders’ equity, divided by the number of shares of our common stock outstanding as of December 31, 2024 after giving effect to (a) the reclassification of 865,756 shares of Class C common stock outstanding as of December 31, 2024 into an equal number of shares of Class A common stock, (b) the automatic conversion of 20,000 shares of Series I redeemable preferred stock, 32,892 shares of Series J redeemable preferred stock and 24,025 shares of Series M redeemable preferred stock into an aggregate of     shares of our Class A common stock, at the Series I Conversion Price, the Series J Conversion Price and the Series M Conversion Price, respectively, (c) the termination of the contingent redemption feature upon the listing of our Class A common stock on the NYSE in connection with this offering and related reclassification of all 294,593 shares of redeemable common stock outstanding as of December 31, 2024 into permanent Class A common stock, (d) the issuance of     shares of our Class A common stock subject to     RSUs outstanding as of December 31, 2024 under our 2012 Plan and 2022 Plan, for which the service-based and performance-based vesting conditions, as applicable, were fully or partially satisfied as of December 31, 2024 and for which the performance-based vesting condition related to a liquidity event will be satisfied upon the completion of this offering, (e) the issuance of 55,328 shares of our Class A common stock upon the issuance and net exercise of warrants to purchase shares of our Class A common stock, with an exercise price of $0.01 per share, which were fully exercised between December 31, 2024 and March 21, 2025, (f) stock-based compensation expense of $     associated with RSUs, stock options, warrants and restricted stock for which the service-based and performance-based vesting conditions, as applicable, were fully or partially satisfied as of December 31, 2024 and for which the performance-based vesting condition related to a liquidity event will be satisfied upon the completion of this offering, reflected as an increase to additional paid-in-capital and accumulated deficit and (g) the filing and effectiveness of our amended and restated certificate of incorporation and amended and restated bylaws, which will occur immediately prior to the completion of this offering.

After giving further effect to (a) the issuance and sale of     shares of our Class A common stock in this offering, assuming an initial public offering price of $    per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and (b) the application of the net proceeds that we receive from this offering to repay approximately $     of existing indebtedness outstanding under our term loan Credit Facilities as described in the section titled “Use of Proceeds,” our pro forma as adjusted net tangible book value as of December 31, 2024 would have been $    million, or $    per share. This represents an immediate increase in pro forma as adjusted net tangible book value per share of $    to existing stockholders and immediate dilution of $    in pro forma as adjusted net tangible book value per share to new investors purchasing Class A common stock in this offering. Dilution per share to new investors is determined by subtracting pro forma as adjusted net tangible book value per share after this offering from the assumed initial public offering price per share paid by new investors.

The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$
Historical net tangible book value per share as of December 31, 2024	$(45.23)
Pro forma increase in net tangible book value per share as of December 31, 2024

Pro forma net tangible book value per share as of December 31, 2024
Increase in pro forma net tangible book value per share attributable to investors purchasing shares in this offering

Pro forma as adjusted net tangible book value per share immediately after this offering

Dilution in pro forma as adjusted net tangible book value per share to new investors purchasing shares in this offering		$

The dilution information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing. For example, a $1.00 increase or decrease in the assumed initial public offering price of $    per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, respectively, our pro forma as adjusted net tangible book value per share after this offering by $    and dilution per share to new investors purchasing shares in this offering by $   , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, an increase or decrease of 1,000,000 shares in the number of shares offered by us would increase or decrease, respectively, the pro forma as adjusted net tangible book value per share after this offering by $    and $   , respectively, and decrease or increase, respectively, the dilution per share to new investors participating in this offering by $    and $   , respectively, assuming the assumed initial public offering price of $    per share remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their option to purchase additional shares of Class A common stock in full, our pro forma as adjusted net tangible book value per share immediately after this offering would be $    and the dilution in pro forma as adjusted net tangible book value per share to new investors purchasing shares in this offering would be $   .

The following table summarizes, as of December 31, 2024 on the pro forma as adjusted basis described above, the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by existing stockholders and by new investors purchasing shares of Class A common stock in this offering, assuming an initial public offering price of $    per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased			Total Consideration			Weighted- Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors			%	$		%	$

Total		100.0%		$	100.0%

If the underwriters exercise their option to purchase additional shares of Class A common stock in full, the number of shares of our common stock held by existing stockholders would be reduced to    % of the total number of shares of our Class A common stock outstanding after this offering, and the number of shares of Class A common stock held by new investors participating in the offering would be increased to    % of the total number of shares of our common stock outstanding after this offering.

The foregoing tables and calculations above (other than the historical net tangible book value calculations) are based on    shares of Class A common stock and    shares of Class B common stock outstanding as of December 31, 2024 and excludes:

•	the following shares of Class A common stock issuable upon exercise of stock options outstanding under our 2015 Plan and our 2022 Plan as of December 31, 2024:

•	shares of Class A common stock issuable upon exercise of stock options outstanding as of December 31, 2024, with a weighted-average exercise price of $ per share; and

•

    shares of Class A common stock issuable upon exercise of stock options outstanding as of December 31, 2024 which will vest upon the satisfaction of certain service-based and performance-based vesting conditions, including achievement of certain stock price thresholds ranging from $120.00 to $400.00 over certain trading periods for our Class A common stock (of which      would have vested if the volume-weighted average price for the requisite trading period was equal to the midpoint of the price range set forth on the cover page of this prospectus), with an exercise price of $30.21 per share;

•

the following shares of Class A common stock issuable upon the vesting and settlement of RSUs outstanding under our 2012 Plan and the 2022 Plan as of December 31, 2024, excluding     shares of Class A common stock issued pursuant to the RSU Settlement:

•

    shares of Class A common stock issuable upon the vesting and settlement of RSUs outstanding as of December 31, 2024, including      shares of Class A common stock issuable upon the vesting and settlement of RSUs for which the service-based vesting conditions, as applicable, have been satisfied or are expected to be satisfied after December 31, 2024 and on or prior to the date of this prospectus and for which the performance-based vesting condition related to a liquidity event will be satisfied upon the completion of this offering;

•

    shares of Class A common stock issuable upon the vesting and settlement of certain employment-related RSUs outstanding as of December 31, 2024, including      RSUs that have met their service-based conditions as of the date of the prospectus and for which the performance-based vesting condition related to a liquidity event will be satisfied upon the completion of this offering and      RSUs that are not expected to meet their service-based vesting conditions and will be forfeited upon the completion of this offering; and

•

    shares of Class A common stock issuable upon the vesting and settlement of RSUs outstanding as of December 31, 2024 which will vest upon the satisfaction of certain service-based and performance-based vesting conditions, including achievement of GMS goals ranging from $8.8 billion to $16.5 billion and certain stock price thresholds ranging from $185.90 to $759.00 over certain trading periods for our Class A common stock (of which      would have vested if the volume-weighted average price for the requisite trading period was equal to the midpoint of the price range set forth on the cover page of this prospectus);

•

    shares of Class A common stock reserved for issuance under our A&R 2022 Plan, as well as any future increases in the number of shares of Class A common stock reserved for issuance under the A&R 2022 Plan; and

•

     shares of Class A common stock reserved for issuance under our ESPP, which will become effective upon the effectiveness of the registration statement of which this prospectus forms a part, as well as any future increases in the number of shares of Class A common stock reserved for issuance under the ESPP.

To the extent that outstanding options are exercised, new stock options, RSUs or restricted stock are issued under our 2015 Plan, 2012 Plan or A&R 2022 Plan or we issue additional shares of common stock in the future, you will experience further dilution.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read together with the “Prospectus Summary—Summary Consolidated Financial and Other Information” as well as our historical consolidated financial statements and related notes included elsewhere in this prospectus.

Some of the information contained in this discussion and analysis, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. You should review the “Special Note Regarding Forward-Looking Statements” and “Risk Factors” for a discussion of forward-looking statements and important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Our mission is to be the global destination for consumers to access live events and experiences. We envision a future where all live event tickets are widely available to be conveniently purchased and every seat at every venue is filled.

Our journey began in 2000 when our Founder and CEO, Eric H. Baker, founded StubHub, the first online marketplace for secondary tickets, with the commitment to bring liquidity, transparency and trust to an opaque and inefficient category. When we started, secondary ticketing was a fragmented offline market, untouched by technology and data, with complicated problems to solve. To win in secondary ticketing, we had to create a technology-enabled marketplace where tickets were sourced and priced dynamically and all types of live events could be supported.

Today, we believe we operate the largest global secondary ticketing marketplace for live events. Our business model has achieved scale with high growth and generated significant revenue, profit and cash flow. We connect fans around the world with sellers who use our marketplace to reach passionate fans and price tickets efficiently. We operate our global ticketing marketplace through two brands: StubHub in North America and viagogo internationally.

In building our marketplace, we created and scaled core capabilities required to succeed in secondary ticketing:

•	Technology: End-to-end functionality capable of handling all types of events.

•	Distribution: Global distribution built to operate anywhere there is demand for live events.

•	Data: Data intelligence to optimize outcomes for both buyers and sellers.

•	Brand: Trusted brands that attract millions of participants without controlling the box office or venue access.

By bringing together buyers and sellers at scale, we unlocked a powerful flywheel effect and created an efficient monetization engine for sellers with a broad selection of tickets for fans. Our global scale and the core capabilities of our marketplace have enabled us to establish a leadership position and build durable competitive moats in secondary ticketing, and our focus is set on an even bigger opportunity. There is a critical need for a global marketplace that ensures liquidity, transparency and trust for all ticketing transactions, whether they involve secondary sales or original issuance. We believe that by bringing our end-to-end technology, global distribution, data intelligence and trusted brands to even more categories of live events and experiences, we will capture a larger market opportunity and play an even more vital role in the ecosystem in the future. Across verticals, we have observed how content owners gravitate towards online marketplaces with similar capabilities and we believe this trend will eventually shape the distribution and consumption of live events, further propelling our market opportunity.

Over the last two decades, we have made material investments in our business to build a scaled global ticketing marketplace. We expect to be able to leverage existing investments to drive further growth in secondary ticketing and other categories of live events and experiences. With our competitive advantages in technology, distribution, data and brand, we believe we are well-positioned to continue generating growth, profit and cash flow into the future.

Our History and Key Milestones

Since the founding of StubHub and viagogo and through the recent combination of the two businesses, we have experienced several key milestones. We view the history of our businesses as occurring in three distinct phases:

Phase I: Founding and scaling secondary ticketing marketplaces globally

•	2000: Eric Baker founded StubHub, which quickly became the de facto standard for buying and selling secondary tickets in the U.S.

•	2006: Eric launched viagogo internationally to create a similar transformative experience for fans and sellers around the world.

•	2007: StubHub was sold to eBay.

•

2019: viagogo had become the de facto standard for buying and selling secondary tickets internationally, enabling Eric to acquire StubHub and bring together the two companies he founded to create a business with global scale.

Phase II: Acquisition and integration of StubHub

•	November 2019: viagogo announced the acquisition of StubHub from eBay, with the intention of accelerating growth and profitability following a decade-plus period of eBay ownership.

•	February 2020: viagogo closed the acquisition of StubHub, but StubHub remained completely operationally independent of viagogo’s management and oversight due to a regulatory review by the U.K. CMA.

•	March 2020: The World Health Organization declared COVID-19 a global pandemic, leading to the near-total cancellation of large-scale live events globally.

•	September 2021: Requirements of the U.K. CMA review were satisfied, and viagogo began integration of StubHub following an 18-month hold. The combined company was renamed StubHub Holdings.

•	September 2022: Full platform integration of the two companies was completed and rapid transformation of StubHub in the U.S. began.

Phase III: Building the global consumer destination for live events and experiences

•	January 2023: Beginning of growth acceleration and market share recapture in the U.S.

•

December 2023: Completion of the first full fiscal year of integration, which resulted in successfully accelerating growth, generating significant profit and cash flow and entry into direct issuance partnerships with marquee content rights holders in the U.S. and international markets.

•	October 2024: Over 30% of attendees at World Series games in New York purchased their tickets through our marketplace via secondary and direct issuance sales.

•	December 2024: Achievement of our highest annual secondary ticketing and direct issuance GMS in 2024, surpassing $100 million of annual direct issuance GMS transacted on our marketplace.

We believe that the speed and success of the integration and our financial performance today reflects the operational excellence of our leadership team that has been at the very forefront of online ticketing marketplaces.

Business Model

Transaction-Based Revenue Model Benefitting from Network Effects

We have created a business model where all constituents win. We generate substantially all of our revenue from fees we charge to facilitate purchase and sale transactions between buyers and sellers of tickets on our marketplace. As a marketplace business, we generally do not own the supply or take inventory risk. Rather, ticket inventory is provided dynamically by sellers on our marketplace.

Our business model benefits from network effects. As we attract more buyers and improve our distribution and network, sellers add more inventory and selection, which in turn leads to more buyers and greater distribution. We accept inventory from any valid source and enable sellers of all types, whether individual sellers, professional sellers or content rights holders, to list their tickets on our marketplace and find the right consumer to purchase them. Transaction activity on our marketplace also generates valuable data and insights that support our marketing strategy, pricing insights and merchandising capabilities. As a result, we believe scale drives compounding value to both sides of the marketplace.

Business Model Enabling a Scalable, Highly Profitable and Cash Flow Generative Financial Profile

The combination of high gross margin on each transaction, operating leverage, capital efficiency and favorable working capital dynamics has enabled our business to have a highly cash flow generative profile.

We Have Compelling Unit Economics with High Gross Margin on Each Transaction

Our business model has compelling unit economics, characterized by high gross margin on each transaction and efficient variable marketing spend. As a marketplace, we generally do not take inventory risk and incur limited variable costs with each transaction. During the years ended December 31, 2024, 2023 and 2022, our cost of revenue (exclusive of depreciation and amortization) as a percentage of revenue was 18.9%, 17.0% and 17.9%, respectively, providing us with significant gross profit to reinvest in the business. Our scale, data, distribution and technology provide us with controllable returns on sales and marketing investment. As a result, we can ensure that our sales and marketing expense on each transaction is less than our gross profit and sustain robust unit economics.

We Have a Scalable Cost Structure that Enables Operating Leverage

We have made material investments in our technology, distribution, data and brand to enable our marketplace to be highly scalable. This has enabled us to grow our revenue faster than our operating expenses in 2023. For the year ended December 31, 2023 our revenue grew by $331.0 million from $1,036.7 million to $1,367.7 million while our operating expenses decreased by $139.6 million from $1,254.1 million to $1,114.5 million over the same period. Due to a strategic decision to increase investments in new initiatives such as direct issuance, our operating expenses increased by $518.1 million from $1,114.5 million in 2023 to $1,632.6 million for the year ended December 31, 2024, while revenue increased by $402.9 million from $1,367.7 million in 2023 to $1,770.6 million over the same period in 2024. Our historical ability to grow our revenue faster than our operating expenses provides our business with significant potential profitability when we are strategically focused on margin expansion.

Our Business Model is Capital Efficient

We operate an asset-light business model, which does not require us to make significant investments in inventory or fixed assets. As an online marketplace with global distribution, we can reach large audiences and generate substantial revenue with limited ongoing capital requirements. During the years ended December 31, 2024, 2023 and 2022, we spent $6.4 million, $5.4 million and $2.3 million on capital expenditures, representing 0.4%, 0.4% and 0.2% of our revenue, respectively. As we continue to grow and expand our business, we will continue to focus on capital efficiency to generate meaningful returns for our stockholders.

We Benefit from Favorable Working Capital Dynamics

Our business model allows us to operate with negative net working capital. For transactions on our marketplace, we collect the full amount of GMS at the time of sale and remit payment to the seller at a later date. This provides us with a net working capital dynamic that benefits our operating cash flow as we grow. As of December 31, 2024, our net working capital deficit was $1,038.1 million. We define net working capital as total current assets, excluding cash and cash equivalents, less total current liabilities, excluding current long-term debt obligations. Other companies may define working capital differently than us, which reduces its usefulness as a comparative measure. We believe that the negative working capital dynamics in our business will continue as we scale, with further operating cash flow generation from working capital as our GMS grows.

We Benefit from Accumulated Net Operating Loss Carryforwards

Due to periods of losses during the COVID-19 pandemic, the company has significant net operating loss carryforwards that can be used to offset taxable income and reduce our cash tax obligations. As of December 31, 2024, the Company had cumulative pre-tax U.S. federal net operating loss carryforwards of $1,067.5 million and non-U.S. net operating loss carryforwards of $209.8 million.

Key Factors Affecting Our Performance

We believe that the growth and future success of our business depend on many factors. While each of these factors presents significant opportunities for our business, they also pose important challenges that we must continue to successfully address in order to sustain our growth and improve our results of operations.

Attract Buyers Efficiently

In order to drive transaction activity on our marketplace, we must attract buyers efficiently. Our ability to do this relies on leveraging the strength of our leading global brands and performance marketing expertise. By combining unpaid traffic with high-return-on-investment marketing spend, we have a multi-faceted customer acquisition strategy that is designed to drive high-intent users to our marketplace and deliver superior buyer acquisition efficiency. Through our performance marketing channels, we are able to achieve consistent gross profit in excess of sales and marketing expenses on transactions. We believe that the combined strength of our StubHub brand in North America and viagogo brand internationally, as well as our performance marketing expertise will continue to enable us to attract buyers to the marketplace efficiently through these channels and continue to achieve strong profitability. In addition, buyers on our marketplace tend to exhibit repeat purchasing behavior, providing durable returns to our customer acquisition strategy. For example, as of December 31, 2024, the number of buyers who made two or more purchases on our platform during the previous 12 months grew 2.0x faster, year-over-year, than the number of buyers who made only one purchase on our platform during the previous 12 months. We believe this drives efficiency and growth over the long term.

Attract More Sellers

In order to deliver a compelling value proposition to buyers, we need a large and diverse inventory of live event tickets on our marketplace. Our ability to offer sufficient inventory requires us to maintain a large base of sellers and help them efficiently sell tickets so that they continue to utilize our marketplace. StubHub’s large base of individual sellers offers a unique breadth and depth of inventory that we believe sets us apart in the live event ticketing ecosystem. In addition to individual sellers, professional sellers and content rights holders also provide inventory on our marketplace. If we fail to attract new sellers, retain existing sellers or fail to provide a wide enough selection of tickets on our marketplace, the value proposition to buyers may be diminished.

Monetize Transactions Across Our Platform

In order to grow our business, we must continue to monetize the ticketing transactions that we facilitate on our platform by charging fees to buyers and sellers for the services we provide. Our service fees per transaction are generally set as a percentage of the total transaction value. While the fees we charge can vary by transaction, we have maintained a consistent ratio of average service fees per transaction to GMS in excess of 20% over our history. Our ability to maintain attractive transaction economics reflects our value proposition to buyers and sellers.

Continued Production and Popularity of Live Events

Our ability to generate revenue and achieve growth is dependent on sports leagues, teams, venues, performing artists and other content rights holders offering live events as well as the number and popularity of these events in a given period. Consequently, large-scale events and tours, such as the FIFA World Cup in 2022 and Taylor Swift’s record-setting “Eras” tour in 2023 and 2024 can drive excess growth in certain periods, and if large-scale events or tours are canceled, reduced, do not repeat or do not achieve the same level of popularity, it could cause fluctuations in our year-over-year growth rates and adversely impact our financial performance in affected periods.

Investments in Our Technology, Products and Services

We plan to make focused investments in technology, products and services to support buyers and sellers on our marketplace, both to increase our market share in secondary ticketing and accelerate our traction in new initiatives, including our direct issuance solution and digital advertising opportunities. With over a combined 40 years of operating history across the StubHub and viagogo brands, we have already made significant investments in our marketplace to provide us with a leading market position today. We plan to continue to make targeted investments in products and services for buyers to enhance live event discovery, personalization and seamless purchase functionality. Our ambition is for all tickets to all events globally to eventually be available for purchase on our marketplace. We will also continue to invest in our marketplace to provide our sellers the ability to price and sell tickets in an efficient and informed manner. As we expand into new live events and experiences categories, we may make further investments in our technology in order to continue providing a trusted, end-to-end experience for buyers and sellers on our marketplace. Our results of operations may fluctuate as we make these investments to attract buyers and sellers and drive additional growth.

Components of Results of Operations

Revenue

We generate substantially all of our revenue from fees we charge buyers and sellers for the services we provide to facilitate their transactions to buy and sell live event tickets on our marketplace. Our fees are generally set as a percentage of the GMS value of a transaction conducted on our platform. We also charge shipping fees to buyers of tickets. We recognize revenue for transaction facilitation net of the price of the tickets sold and we recognize revenue for shipping fees on a gross basis. We also generate and recognize revenue through the sale of tickets that we acquire and hold in inventory (“controlled tickets”) and offer for sale on ticketing marketplaces, including on our platform, on a gross basis. We acquire the inventory from content rights holders. Revenue earned from transaction facilitation and sale of controlled tickets that occur during a financial reporting period is recorded net of incentives, refunds for actual canceled events not previously reserved as well as an estimate for future canceled events.

Costs and Expenses

Cost of Revenue (Exclusive of Depreciation and Amortization)

Cost of revenue (exclusive of depreciation and amortization) includes payment processing costs, costs of controlled tickets, ticket substitution and replacement costs, shipping costs, costs associated with the maintenance and support of our platform. Costs of controlled tickets include contingent costs estimated to be owed to content rights holders upon the achievement of certain sales targets. Payment processing costs consist of merchant fees, expenses associated with the usage of cloud infrastructure and chargebacks. Costs associated with the maintenance and support of our platform include employee-related expenses, hosting and bandwidth and allocated overhead costs. We expect our cost of revenue to continue to increase in absolute dollars as we continue to invest in our business to support revenue growth. In addition, we expect our percentage of revenue growth to outpace increases in cost of revenue as we anticipate a reduction in our controlled ticket costs as a percentage of revenue.

Operations and Support

Operations and support expense is not directly related to revenue activities and primarily consists of compensation expenses for employees and outside contractors who provide buyer and seller support and allocated overhead costs. We expect our operations and support expenditures to continue to increase in absolute dollars as we continue to support revenue growth. In addition, we anticipate additional operations and support expense during the period in which we complete this offering as a result of the stock-based compensation expense associated with our RSUs as described in the section titled “—Critical Accounting Policies and Estimates—Stock-Based Compensation.” We also expect to incur additional stock-based compensation expense going forward as a public company.

Sales and Marketing

Sales and marketing expense primarily consists of fixed and variable marketing and advertising expenses, including sponsorship fees paid to certain content rights holders, and personnel-related costs for sales and marketing employees, including allocated overhead costs. We expect sales and marketing expense to continue to increase in absolute dollars as we accelerate our marketing strategies to grow revenue. In addition, we anticipate additional sales and marketing expense during the period in which we complete this offering as a result of the stock-based compensation expense associated with our RSUs as described in the section titled “—Critical Accounting Policies and Estimates—Stock-Based Compensation.” We also expect to incur additional stock-based compensation expense going forward as a public company.

General and Administrative

General and administrative expense includes personnel-related costs for functions such as product development, finance and accounting, legal and human resources as well as legal expenses, indirect tax contingency expenses, professional services expenses, allocated overhead costs, information technology costs and restructuring costs. We expect our general and administrative expense to increase in absolute dollars as we continue to grow our business. We expect to incur additional general and administrative expense as a result of operating as a public company, including expenses to comply with the rules and regulations of the SEC and listing rules of NYSE, as well as higher expenses for directors and officers insurance, investor relations and professional services. In addition, we anticipate additional general and administrative expense during the period in which we complete this offering as a result of the stock-based compensation expense associated with our RSUs, stock options, warrants and restricted stock as described in the section titled “—Critical Accounting Policies and Estimates—Stock-Based Compensation.” We also expect to incur additional stock-based compensation expense going forward as a public company.

Depreciation and Amortization

Depreciation and amortization expense primarily consists of depreciation and amortization expenses associated with our property and equipment and intangible assets. Depreciation includes expenses associated with computer equipment and software, office furniture and equipment and leasehold improvements. Amortization includes expenses associated with our acquired intangible assets. Depreciation and amortization are excluded from cost of revenue and operating expense line items.

Other Income (Expense)

Interest Income

Interest income consists of interest earned on bank deposits and cash held at online payment companies, which are primarily comprised of short-term, highly liquid investments with original maturities of three months or less when purchased.

Interest Expense

Interest expense consists of interest incurred on borrowings and debt issuance costs that are amortized using the effective interest method, over the term of the debt. Interest rate swaps designated and accounted for as cash flow hedges are presented within interest expense.

Foreign Currency Gains (Losses)

Foreign currency gains (losses) represent the remeasurement of monetary assets to be received or liabilities to be paid for the settlement of a transaction denominated in a currency other than the functional currency.

Gains (Losses) on Derivatives

We use interest rate swaps to manage interest rate risk on future cash flows. Interest rate swaps not designated as a cash flow hedge are presented in gains (losses) on derivatives.

For derivative instruments that are not designated as hedging instruments any change in fair value during the reporting period is recognized in our consolidated statements of operations. For derivative instruments that are designated as cash flow hedges, any change in fair value during the period is reported as a component of accumulated other comprehensive loss on our consolidated balance sheets and subsequently reclassified into our consolidated statements of operations in the same period the forecasted hedged interest payments affects earnings.

(Provision) Benefit for Income Taxes

We are subject to income taxes in the U.S. and foreign jurisdictions in which we do business. Foreign jurisdictions have different statutory tax rates than those in the U.S. Additionally, certain of our foreign earnings may also be taxable in the U.S. Accordingly, our effective tax rate is subject to significant variation due to several factors, including variability in our pre-tax and taxable income and loss and the mix of jurisdictions to which they relate, intercompany transactions, changes in how we do business, acquisitions, investments, tax audit developments, the valuation of our net deferred tax assets, foreign currency gains and losses, changes in statutes, regulations, case law and administrative practices, principles and interpretations related to tax, including changes to the global tax framework, and other laws and accounting rules in various jurisdictions and relative changes of expenses or losses for which tax benefits are not recognized. We continue to reassess the valuation allowance and uncertain tax positions quarterly, and if future evidence or events change this assessment, a tax benefit or provision will be recorded accordingly.

Results of Operations

The following tables set forth our results of operations for the periods presented:

	Year Ended December 31,
	2024	2023	2022
	(in thousands)
Revenue	$1,770,645	$1,367,719	$1,036,715
Costs and expenses:
Cost of revenue (exclusive of depreciation and amortization shown separately below)	334,102	231,870	185,616
Operations and support	59,451	66,611	72,931
Sales and marketing	827,972	517,795	652,426
General and administrative	386,531	275,456	258,116
Depreciation and amortization	24,532	22,753	85,047

Total costs and expenses	1,632,588	1,114,485	1,254,136

Income (loss) from operations	138,057	253,234	(217,421)
Interest income	41,118	22,514	2,814
Interest expense	(179,778)	(155,942)	(119,714)
Other income (expense), net	1,907	(1,784)	12,572
Foreign currency gains (losses)	41,070	(24,730)	23,898
Loss on extinguishment of debt	(8,216)	—	—
Gains (losses) on derivatives	3,101	(7,696)	49,377

Total other expense, net	(100,798)	(167,638)	(31,053)

Income (loss) before income taxes	37,259	85,596	(248,474)
(Provision) benefit for income taxes	(40,059)	319,605	(12,513)

Net (loss) income	$(2,800)	$405,201	$(260,987)

Comparison of the Years Ended December 31, 2024 and 2023

Revenue

	Year Ended December 31,		$ Change	% Change
	2024	2023
	(in thousands, except percentages)
Revenue	$1,770,645	$1,367,719	$402,926	29.5%

The overall increase in our revenue in the amount of $402.9 million for the year ended December 31, 2024 as compared to the year ended December 31, 2023 is attributable to growth in GMS, which was primarily due to an increase in transaction volume on our platform.

Cost of Revenue (Exclusive of Depreciation and Amortization)

	Year Ended December 31,		$ Change	% Change
	2024	2023
	(in thousands, except percentages)
Cost of revenue (exclusive of depreciation and amortization)	$334,102	$231,870	$102,232	44.1%

The overall increase in our cost of revenue (exclusive of depreciation and amortization) in the amount of $102.2 million for the year ended December 31, 2024 as compared to the year ended December 31, 2023 is primarily attributable to an increase of $82.9 million in controlled ticket costs and $46.9 million of payment processing costs incurred during 2024 related to the increase in the volume of transactions we facilitated during 2024 as compared to 2023. This is partially offset by a reduction of $28.6 million in ticket substitution and replacement costs.

Operations and Support

	Year Ended December 31,		$ Change	% Change
	2024	2023
	(in thousands, except percentages)
Operations and support	$59,451	$66,611	$(7,160)	(10.7)%

The overall decrease in operations and support expenses in the amount of $7.2 million for the year ended December 31, 2024 as compared to the year ended December 31, 2023 is primarily attributable to operational efficiencies which led to a decrease in employee headcount partially offset by an increase in outsourced customer support.

Sales and Marketing

	Year Ended December 31,		$ Change	% Change
	2024	2023
	(in thousands, except percentages)
Sales and marketing	$827,972	$517,795	$310,177	59.9%

The overall increase in sales and marketing expenses in the amount of $310.2 million for the year ended December 31, 2024 as compared to the year ended December 31, 2023 is primarily attributable to an increase of $317.1 million in advertising expenses driven by online marketing due to an increase in transaction volume and investments in new initiatives, such as diversifying online marketing channels, to grow revenue.

General and Administrative

	Year Ended December 31,		$ Change	% Change
	2024	2023
	(in thousands, except percentages)
General and administrative	$386,531	$275,456	$111,075	40.3%

The overall increase in general and administrative expense in the amount of $111.1 million for the year ended December 31, 2024 as compared to the year ended December 31, 2023 is primarily attributable to an increase of $44.8 million in litigation reserves for probable losses, an increase of $29.3 million in personnel-related costs, an increase of $25.7 million of one-time expenses in connection with our loan extension and an increase of $13.5 million in indirect tax and other tax expenses, partially offset by a decrease of $27.2 million in stock-based compensation expense.

Depreciation and Amortization

	Year Ended December 31,		$ Change	% Change
	2024	2023
	(in thousands, except percentages)
Depreciation and amortization	$24,532	$22,753	$1,779	7.8%

Depreciation and amortization expenses increased $1.8 million for the year ended December 31, 2024 as compared to the year ended December 31, 2023, primarily due to increased depreciation and amortization for new assets placed into service.

Interest Income

	Year Ended December 31,		$ Change	% Change
	2024	2023
	(in thousands, except percentages)
Interest income	$41,118	$22,514	$18,604	82.6%

Interest income increased $18.6 million for the year ended December 31, 2024 as compared to the year ended December 31, 2023, primarily due to higher cash and cash equivalent balances throughout the year in combination with higher interest rates.

Interest Expense

	Year Ended December 31,		$ Change	% Change
	2024	2023
	(in thousands, except percentages)
Interest expense	$(179,778)	$(155,942)	$(23,836)	15.3%

Interest expense increased $23.8 million for the year ended December 31, 2024 as compared to the year ended December 31, 2023, primarily due to higher variable interest rates for our outstanding term loans.

Other Income (Expense), Net

	Year Ended December 31,		$ Change	% Change
	2024	2023
	(in thousands, except percentages)
Other income (expense), net	$1,907	$(1,784)	$3,691	*

*	Not meaningful

Other income (expense), net, increased $3.7 million for the year ended December 31, 2024 as compared to the year ended December 31, 2023, primarily attributable to the one-time release of $1.9 million in reserves related to the StubHub Acquisition.

Foreign Currency Gains (Losses)

	Year Ended December 31,		$ Change	% Change
	2024	2023
	(in thousands, except percentages)
Foreign currency gains (losses)	$41,070	$(24,730)	$65,800	*

*	Not meaningful

Foreign currency gains (losses) increased $65.8 million for the year ended December 31, 2024 as compared to the year ended December 31, 2023, which is primarily attributable to the remeasurement of our 2024 Euro Term Loan obligation and indirect tax contingencies due to changes in the U.S. dollar to euro exchange rate.

Loss on Extinguishment of Debt

	Year Ended December 31,		$ Change	% Change
	2024	2023
	(in thousands, except percentages)
Loss on extinguishment of debt	$(8,216)	$—	$(8,216)	*

*	Not meaningful

Loss on extinguishment of debt increased $8.2 million for the year ended December 31, 2024 as compared to the year ended December 31, 2023 primarily due to the debt refinancing in the first quarter of 2024. This resulted in the partial write-off of the remaining original issuance discount and unamortized debt issuance costs for those lenders who did not participate in the debt refinancing or had their loans partially redeemed for cash. There was no loss on extinguishment of debt for the year ended December 31, 2023.

Gains (Losses) on Derivatives

	Year Ended December 31,		$ Change	% Change
	2024	2023
	(in thousands, except percentages)
Gains (losses) on derivatives	$3,101	$(7,696)	$10,797	*

*	Not meaningful

Gains (losses) on derivatives increased $10.8 million for the year ended December 31, 2024 as compared to the year ended December 31, 2023, primarily as a result of an increase in the fair value of an interest rate swap derivative, which is not designated as a cash flow hedge, due to changes in interest rates during the period.

(Provision) Benefit for Income Taxes

	Year Ended December 31,		$ Change	% Change
	2024	2023
	(in thousands, except percentages)
(Provision) benefit for income taxes	$(40,059)	$319,605	$(359,664)	*

*	Not meaningful

Provision for income taxes increased $359.7 million for the year ended December 31, 2024 as compared to the year ended December 31, 2023, primarily as a result of a tax benefit recognized during 2023 due to a release of valuation allowances previously recorded against U.S. federal and state and certain foreign deferred tax assets.

Comparison of the Years Ended December 31, 2023 and 2022

Revenue

	Year Ended December 31,		$ Change	% Change
	2023	2022
	(in thousands, except percentages)
Revenue	$1,367,719	$1,036,715	$331,004	31.9%

The overall increase in our revenue in the amount of $331.0 million for the year ended December 31, 2023 as compared to the year ended December 31, 2022 is attributable to growth in GMS, which was primarily due to an increase in transaction volume on our platform.

Cost of Revenue (Exclusive of Depreciation and Amortization)

	Year Ended December 31,		$ Change	% Change
	2023	2022
	(in thousands, except percentages)
Cost of revenue (exclusive of depreciation and amortization)	$231,870	$185,616	$46,254	24.9%

The overall increase in our cost of revenue (exclusive of depreciation and amortization) in the amount of $46.3 million for the year ended December 31, 2023 as compared to the year ended December 31, 2022 is primarily attributable to an increase in payment processing and other costs incurred during 2023 related to the increase in the volume of transactions we facilitated during 2023 as compared to 2022.

Operations and Support

	Year Ended December 31,		$ Change	% Change
	2023	2022
	(in thousands, except percentages)
Operations and support	$66,611	$72,931	$(6,320)	(8.7)%

The overall decrease in operations and support expenses in the amount of $6.3 million for the year ended December 31, 2023 as compared to the year ended December 31, 2022 is primarily attributable to operational efficiencies leading to a decrease in employee headcount and reduction in outsourced customer support.

Sales and Marketing

	Year Ended December 31,		$ Change	% Change
	2023	2022
	(in thousands, except percentages)
Sales and marketing	$517,795	$652,426	$(134,631)	(20.6)%

The overall decrease in sales and marketing expenses in the amount of $134.6 million for the year ended December 31, 2023 as compared to the year ended December 31, 2022 is primarily attributable to a $129.4 million reduction in sponsorship fees paid to certain content rights holders during 2023 compared to 2022 as a result of restructuring StubHub’s legacy U.S. sponsorship portfolio.

General and Administrative

	Year Ended December 31,		$ Change	% Change
	2023	2022
	(in thousands, except percentages)
General and administrative	$275,456	$258,116	$17,340	6.7%

The overall increase in general and administrative expense in the amount of $17.3 million for the year ended December 31, 2023 as compared to the year ended December 31, 2022 is primarily attributable to a $26.7 million increase in personnel-related costs and an increase of $13.5 million in stock-based compensation expense, partially offset by non-recurring retention bonuses of $24.6 million related to the StubHub Acquisition during 2022.

Depreciation and Amortization

	Year Ended December 31,		$ Change	% Change
	2023	2022
	(in thousands, except percentages)
Depreciation and amortization	$22,753	$85,047	$(62,294)	(73.2)%

Depreciation and amortization expenses decreased $62.3 million for the year ended December 31, 2023 as compared to the year ended December 31, 2022, primarily due to reduced amortization related to customer relationship and developed technology intangible assets which were fully amortized during the year ended December 31, 2022.

Interest Income

	Year Ended December 31,		$ Change	% Change
	2023	2022
	(in thousands, except percentages)
Interest income	$22,514	$2,814	$19,700	700.1%

Interest income increased $19.7 million for the year ended December 31, 2023 as compared to the year ended December 31, 2022, primarily due to higher cash and cash equivalent balances throughout the year in combination with higher interest rates.

Interest Expense

	Year Ended December 31,		$ Change	% Change
	2023	2022
	(in thousands, except percentages)
Interest expense	$(155,942)	$(119,714)	$(36,228)	30.3%

Interest expense increased $36.2 million for the year ended December 31, 2023 as compared to the year ended December 31, 2022, primarily due to the higher variable interest rates for our outstanding term loans as well as an increase in fair value for Series J redeemable preferred stock.

Other (Expense) Income, Net

	Year Ended December 31,		$ Change	% Change
	2023	2022
	(in thousands, except percentages)
Other (expense) income, net	$(1,784)	$12,572	$(14,356)	*

*	Not meaningful

Other (expense) income, net, decreased $14.4 million for the year ended December 31, 2023 as compared to the year ended December 31, 2022, primarily attributable to the one-time release of $11.7 million related to the favorable resolution of a legal contingency matter which occurred in the year ended December 31, 2022.

Foreign Currency (Losses) Gains

	Year Ended December 31,		$ Change	% Change
	2023	2022
	(in thousands, except percentages)
Foreign currency (losses) gains	$(24,730)	$23,898	$(48,628)	*

*	Not meaningful

Foreign currency (losses) gains decreased $48.6 million for the year ended December 31, 2023 as compared to the year ended December 31, 2022, which is primarily attributable to the remeasurement of our Euro Term Loan B obligation due to changes in the U.S. dollar to euro exchange rate.

(Losses) Gains on Derivatives

	Year Ended December 31,		$ Change	% Change
	2023	2022
	(in thousands, except percentages)
(Losses) gains on derivatives	$(7,696)	$49,377	$(57,073)	*

*	Not meaningful

(Losses) gains on derivatives decreased $57.1 million for the year ended December 31, 2023 as compared to the year ended December 31, 2022, primarily as a result of a decrease in the fair value of an interest rate swap derivative, which is not designated as a cash flow hedge, due to changes in interest rates during the period.

Benefit (Provision) for Income Taxes

	Year Ended December 31,		$ Change	% Change
	2023	2022
	(in thousands, except percentages)
Benefit (provision) for income taxes	$319,605	$(12,513)	$332,118	*

*	Not meaningful

Benefit (provision) for income taxes increased $332.1 million for the year ended December 31, 2023 as compared to the year ended December 31, 2022, primarily as a result of a tax benefit recognized during 2023 due to a release of valuation allowances previously recorded against its U.S. federal and state and certain foreign deferred tax assets.

Key Business Metric and Non-GAAP Financial Measures

We regularly review the following key business metric and non-GAAP financial measures to evaluate our business, measure our performance, identify trends, prepare financial projections and make business decisions. The measures set forth below should be considered in addition to, not as a substitute for or in isolation from, our financial results prepared in accordance with GAAP. Other companies, including companies in our industry, may calculate these measures differently or not at all, which reduces their usefulness as comparative measures. A reconciliation of the non-GAAP financial measures, Adjusted EBITDA and free cash flow, to the most directly comparable financial measures calculated in accordance with GAAP is set forth below under “—Non-GAAP Financial Measures.”

The following table summarizes our key business metric and non-GAAP financial measures (along with the most directly comparable GAAP measures) for the periods indicated:

	Year Ended December 31,
	2024	2023	2022
	(in thousands)
Key Business Metric
GMS(1)	$8,679,626	$6,857,159	$4,762,879
Non-GAAP Financial Measures
Net (loss) income (GAAP)	$(2,800)	$405,201	$(260,987)
Adjusted EBITDA(2)	$298,675	$353,919	$(57,042)
Net cash provided by (used in) operating activities (GAAP)	$261,487	$307,391	$(47,521)
Free cash flow(3)	$255,110	$301,954	$(49,827)

(1)	See “—Key Business Metric—Gross Merchandise Sales” below for more information.
(2)	See “—Non-GAAP Financial Measures—Adjusted EBITDA” below for more information.
(3)	See “—Non-GAAP Financial Measures—Free Cash Flow” below for more information.

Key Business Metric

Gross Merchandise Sales

GMS represents the total dollar value paid by buyers for ticket transactions and fulfillment. GMS includes fees we charge buyers and sellers that can vary by transaction, as well as the net proceeds we remit to sellers. Our definition of GMS does not include applicable sales, value-added and other indirect taxes, shipping costs and the impact of discounts and coupons as well as event cancellations or expected cancellations after the initial transaction on our platform. We believe it is useful to exclude these items, primarily refunds due to event cancellations, as GMS is a key metric used by management to measure the business performance.

Our revenue depends significantly on the dollar value of GMS flowing through our platform and our ability to generate fees from such transactions. We believe that GMS is useful to management and investors as it serves as an important indicator of our ability to attract and satisfy buyers and sellers, the overall health of our marketplace and the scale and growth of our business.

Other marketplaces may not present GMS or may calculate this measure differently, which would reduce its usefulness as comparative measure. GMS is an operating metric and does not represent revenue earned by us calculated in accordance with GAAP.

The following chart show our GMS for the periods presented:

In 2022, many of the COVID-19 pandemic restrictions on live events lifted and consumers became more comfortable attending live events, leading to increased transaction activity on our marketplace, which was compounded in the fourth quarter of 2022 by the completion of the StubHub integration, initial sales of Taylor Swift’s record-setting “Eras” tour and the FIFA World Cup, which occurs every four years, all of which drove growth in GMS.

In 2023, our GMS growth continued as a result of the rapid transformation of StubHub once we gained full operational control and completed the platform integration. GMS growth also benefited from Taylor Swift’s “Eras” tour, which primarily occurred in the second and third quarters of 2023. Our period-over-period GMS growth rate for the fourth quarter of 2023 was impacted by a very strong fourth quarter of 2022, which included initial sales of Taylor Swift’s “Eras” tour and the FIFA World Cup. In the year ended December 31, 2023, our GMS grew 44% year-over-year and, excluding the impact of Taylor Swift’s “Eras” tour, our GMS grew 30% year-over-year.

In 2024, our GMS growth continued as we continued to grow our share in the North American secondary ticketing market and expand our secondary business internationally. In the year ended December 31, 2024, our GMS grew 27% year-over-year and, excluding the impact of Taylor Swift’s “Eras” tour, our GMS grew 29% year-over-year.

In a typical year, GMS builds in each quarter throughout the year. Ticket sales for sporting events are generally predictably seasonal with the fourth quarter typically the strongest due to the overlap of major sports leagues in North America, including the MLB, NBA, NHL, NFL and NCAA football. Initial sales for major concert tours also tend to occur towards the end of the year. In 2022 and 2024, our GMS increased quarterly throughout the year, reflecting typical seasonality. In 2023, the impact of Taylor Swift’s “Eras” tour, which in 2023 predominantly occurred in the second and third quarters, outweighed typical seasonal patterns.

Non-GAAP Financial Measures

Adjusted EBITDA

We calculate Adjusted EBITDA as net (loss) income excluding results from non-operating sources including interest income and expense, (provision) benefit for income taxes, other income (expense), net, foreign currency gains (losses), gains (losses) on derivatives, depreciation and amortization, acquisition-related costs, stock-based compensation expense, employee relocation costs, debt refinancing costs and loss on extinguishment of debt, indirect tax contingency costs, litigation reserves and other costs and expenses.

Adjusted EBITDA is a key performance measure that our management team uses to assess our operating performance. We present Adjusted EBITDA because management believes it is helpful in highlighting trends in our operating results as it excludes certain items, such as stock-based compensation expense, which are non-cash or whose fluctuations from period-to-period do not necessarily correspond to changes in the operating results of our business. Moreover, it is frequently used by analysts, investors and other interested parties to evaluate companies in our industry.

Adjusted EBITDA has limitations as an analytical measure and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	Adjusted EBITDA does not reflect interest income, interest expense or other non-operating gains and losses, which may represent an increase to or reduction in cash available to us;

•	Adjusted EBITDA does not reflect (provisions) benefits for income taxes, which may represent a reduction in cash available to us;

•

Adjusted EBITDA excludes non-cash charges for depreciation of property and equipment and amortization of intangible assets even though the assets being depreciated and amortized may have to be replaced in the future;

•	Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements;

•	Adjusted EBITDA does not reflect acquisition or integration costs;

•	Adjusted EBITDA excludes non-cash charges for stock-based compensation expense, which is expected to continue to be part of our compensation strategy; and

•

Adjusted EBITDA does not reflect certain other costs that we do not consider to be routine in nature for the ongoing financial performance of our business, such as employee relocation costs, debt refinancing costs and loss on extinguishment of debt, indirect tax contingency costs, litigation reserves and other costs and expenses, which may represent a reduction in cash available to us.

In addition, other companies, including companies in our industry, may calculate Adjusted EBITDA differently, which reduces its usefulness as a comparative measure.

Because of these limitations, you should consider Adjusted EBITDA alongside other financial performance measures, including various cash flow metrics, net (loss) income and our other GAAP results.

The following table presents a reconciliation of net (loss) income, the most directly comparable financial measure presented in accordance with GAAP, to Adjusted EBITDA.

	Year Ended December 31,
	2024	2023	2022
	(in thousands)
Net (loss) income	$(2,800)	$405,201	$(260,987)
Add (deduct):
Interest income	(41,118)	(22,514)	(2,814)
Interest expense	179,778	155,942	119,714
Provision (benefit) for income taxes	40,059	(319,605)	12,513
Other (income) expense, net	(1,907)	1,784	(12,572)
Foreign currency (gains) losses	(41,070)	24,730	(23,898)
(Gains) losses on derivatives	(3,101)	7,696	(49,377)
Depreciation and amortization	24,532	22,753	85,047
Acquisition-related costs(1)	1,374	3,868	21,576
Stock-based compensation expense(2)	7,737	34,897	21,366
Employee relocation costs(3)	—	—	181
Debt refinancing costs and loss on extinguishment of debt(4)	33,886	—	—
Indirect tax contingency costs(5)	52,118	34,645	28,610
Litigation reserve(6)	44,483	—	—
Other costs and expenses(7)	4,704	4,522	3,599

Adjusted EBITDA	$298,675	$353,919	$(57,042)

Revenue	$1,770,645	$1,367,719	$1,036,715

Net (loss) income as a percentage of revenue	0%	30%	(25)%

Adjusted EBITDA as a percentage of revenue	17%	26%	(6)%

(1)

During the years ended December 31, 2024, 2023 and 2022, we incurred $1.4 million, $3.9 million and $21.6 million of transaction and integration costs, respectively, attributable to activities associated with the StubHub Acquisition, including for certain personnel-related integration costs for certain StubHub employees we retained following the StubHub Acquisition, significant legal and other consultative fees in connection with the U.K. CMA’s approval proceedings and efforts to integrate acquired information technology infrastructure. We do not consider these costs to be representative of the ongoing financial performance of our core business, and we do not expect these costs to be significant going forward.

(2)

If an underwritten initial public offering had occurred on December 31, 2024, we would have recorded $1,263.4 million of cumulative stock-based compensation expense for RSUs, stock options, warrants and restricted stock containing service-based and performance-based vesting conditions. For awards with vesting conditions tied to achieving certain stock price thresholds, additional expense may be accelerated upon achieving their respective thresholds in advance of their derived service period. See “—Critical Accounting Policies and Estimates—Stock-Based Compensation” for more information. We expect to continue to issue non-cash stock-based compensation to attract and retain employees as these are normal and recurring costs necessary to operate our business. We may also pay cash bonuses or provide other incentives as part of our ongoing compensation strategy.

(3)

During the year ended December 31, 2022, we incurred costs associated with the relocation of the majority of our employees located in the U.K. to the U.S. in 2018. These relocation arrangements include bonus payments that are earned by the employees over multiple service periods, of generally one to three years, in an aggregate amount of $19.4 million, of which $0.2 million was recognized during the year ended December 31, 2022. We do not consider these costs to be representative of the ongoing financial performance of our core business.

(4)

During the year ended December 31, 2024, we incurred $25.7 million of professional service fees related to our debt refinancing in 2024 and $8.2 million of associated loss on extinguishment of debt, which is a non-recurring transaction. As such, we do not consider the associated costs to be representative of the ongoing financial performance of our core business.

(5)

These costs relate to our recent review of our tax positions globally and our estimated potential tax exposures for withholding obligations in certain U.S. states and foreign jurisdictions as further described in Note 14, “Commitments and Contingencies” to our audited consolidated financial statements appearing elsewhere in this prospectus, which matters are not considered to be representative of the ongoing financial performance of our core business. These amounts include (a) accrued indirect tax contingencies for withholding obligations of $44.1 million, $33.9 million and $28.6 million for the years ended December 31, 2024, 2023 and 2022, respectively, and (b) professional fees incurred in connection with this review of $8.0 million and $0.7 million for the years ended December 31, 2024 and 2023, respectively.

(6)

During the year ended December 31, 2024, we incurred $44.5 million of expenses due to a litigation-related loss contingency for a specific matter, for which we deemed loss to be probable as described in Note 14, “Commitments and Contingencies” to our audited consolidated financial statements. We do not consider these costs to be representative of ordinary course litigation or the ongoing financial performance of our core business.

(7)

Represents (a) personnel-related costs related to our customer service office closure of $3.5 million for the year ended December 31, 2024, (b) entity restructuring costs associated with the transfer of certain intangible assets among and restructuring of our wholly owned subsidiaries of $1.2 million and $2.3 million, respectively, for the years ended December 31, 2024 and 2023, (c) a one-time expense to terminate our headquarters’ lease of $1.5 million for the year ended December 31, 2023, and (d) non-capitalizable offering-related expenses related to our potential listing on a national securities exchange of $0.7 million and $3.6 million, respectively, for the years ended December 31, 2023 and 2022. We do not consider these expenses to be representative of the ongoing financial performance of our core business.

The following charts show our net (loss) income (GAAP), including as a percentage of revenue, and our Adjusted EBITDA, including as a percentage of revenue, for the periods presented:

[1]

Please see “—Unaudited Quarterly Financial and Other Information—Quarterly Key Business Metric and Non-GAAP Financial Measures” and elsewhere in “—Non-GAAP Financial Measures” for additional information on Adjusted EBITDA and Adjusted EBITDA as a percentage of revenue and for reconciliations to net income (loss) and net income (loss) as a percentage of revenue, the most directly comparable financial measure presented in accordance with GAAP.

For the year ended December 31, 2023, Adjusted EBITDA was $353.9 million compared to $(57.0) million for the year ended December 31, 2022. The increase in Adjusted EBITDA was driven by rapid growth in our business and operating leverage following the integration of StubHub, excluding the impact of one-time tax accruals and interest expense due to our capital structure, among other items.

For the year ended December 31, 2024, Adjusted EBITDA was $298.7 million compared to $353.9 million for the year ended December 31, 2023. In 2024, the decrease in Adjusted EBITDA was driven by accelerated investments in new initiatives in our business, including our direct issuance business.

Free Cash Flow

We define free cash flow as net cash provided by (used in) operating activities less capital expenditures, which includes purchases of property and equipment, purchases of intangible assets and capitalized software development costs. We believe that free cash flow is a meaningful indicator of liquidity for management and investors and, in particular, the amount of cash generated from operations that, after capital expenditures, can be used for strategic initiatives, including continuous investment in our business and strengthening our balance sheet. A limitation of the use of free cash flow is that it does not represent the total increase or decrease in our cash balance for the period. Free cash flow should not be considered in isolation or as an alternative to cash flows from operations and should be considered alongside our other financial liquidity measures, such as net cash provided by (used in) operating activities and our other GAAP results.

The following table presents a reconciliation of net cash provided by (used in) operating activities, the most directly comparable financial measure presented in accordance with GAAP, to free cash flow:

	Year Ended December 31,
	2024	2023	2022
	(in thousands)
Net cash provided by (used in) operating activities(1)	$261,487	$307,391	$(47,521)
Less: Purchases of property and equipment	(1,666)	(1,722)	(1,648)
Less: Purchases of intangible assets	(2,086)	(1,706)	—
Less: Capitalized software development costs	(2,625)	(2,009)	(658)

Free cash flow	$255,110	$301,954	$(49,827)

(1)

Includes $147.1 million, $133.2 million and $119.3 million of interest payments on our outstanding debt, net of cash received on the settlement of interest rate swap derivatives for the years ended December 31, 2024, 2023 and 2022, respectively.

The following charts show our net cash provided by (used in) operations (GAAP) and our trailing 12 months (“TTM”) free cash flow for the periods presented:

[1]

Please see above and “—Unaudited Quarterly Financial and Other Information—Quarterly Key Business Metric and Non-GAAP Financial Measures” for additional information on free cash flow and a reconciliation of free cash flow to net cash provided by (used in) operating activities, the most directly comparable financial measure presented in accordance with GAAP.

Seasonal trends in our GMS impact free cash flow for any given quarter and can vary year to year. For example, in 2024 an atypical concentration of seller payments resulted in negative free cash flow for the fourth quarter. As a result, we track our TTM free cash flow to account for the timing difference in when we receive cash, which is at the time of transaction, and when we remit cash to sellers, which is at a later date. TTM free cash flow provides a longer-term view of our business that is not impacted by seasonality.

For the year ended December 31, 2023, free cash flow was $302.0 million compared to free cash flow of $(49.8) million for the year ended December 31, 2022. The increase in free cash flow was driven by rapid growth of our business and operating leverage following the integration of StubHub, our capital-light business model and our favorable working capital dynamic, which drives cash flow generation as our GMS grows, offset by interest payments on our outstanding debt.

For the year ended December 31, 2024, free cash flow was $255.1 million compared to free cash flow of $302.0 million for the year ended December 31, 2023. The decrease in free cash flow was driven by increased investments in new initiatives in our business, including our direct issuance business.

Unaudited Quarterly Financial and Other Information

The following tables present our historical unaudited quarterly consolidated financial and other information for each of the periods indicated. In our opinion, the unaudited information for each quarter has been prepared on a basis consistent with our audited financial statements and contains all adjustments, consisting only of normal and recurring adjustments, necessary for a fair statement of such financial information presented. Our historical results are not necessarily indicative of the results that may be expected for any period in the future and our interim results are not necessarily indicative of the results that may be expected for the full fiscal year or any other future period. The following unaudited quarterly financial and other information should be read together with our historical consolidated financial statements and related notes included elsewhere in this prospectus.

	Three Months Ended
	December 31, 2024	September 30, 2024	June 30, 2024	March 31, 2024	December 31, 2023	September 30, 2023	June 30, 2023	March 31, 2023
	(in thousands)

Consolidated Statements of Operations Information:

Revenue	$533,415	$433,779	$443,309	$360,142	$332,427	$377,539	$359,265	$298,488
Costs and expenses:
Cost of revenue (exclusive of depreciation and amortization shown separately below)	128,183	79,562	72,445	53,912	53,740	58,438	72,522	47,170
Operations and support	15,072	15,584	14,965	13,830	13,589	15,554	16,462	21,006
Sales and marketing	221,308	220,964	218,597	167,103	126,649	143,395	135,974	111,777
General and administrative	89,602	99,355	77,295	120,279	63,366	64,498	67,498	80,094
Depreciation and amortization	6,393	6,168	6,070	5,901	5,825	5,807	5,545	5,576

Total costs and expenses	460,558	421,633	389,372	361,025	263,169	287,692	298,001	265,623

Income (loss) from operations	72,857	12,146	53,937	(883)	69,258	89,847	61,264	32,865
Interest income	9,832	11,045	11,283	8,958	6,854	6,512	6,551	2,597
Interest expense	(45,209)	(47,548)	(45,617)	(41,404)	(40,954)	(40,792)	(39,745)	(34,451)
Other income (expense), net	—	1,907	—	—	—	(2,050)	266	—
Foreign currency gains (losses)	46,458	(19,519)	5,320	8,811	(24,265)	12,759	(978)	(12,246)
Loss on extinguishment of debt	—	—	(603)	(7,613)	—	—	—	—
Gains (losses) on derivatives	721	(7,858)	3,666	6,572	(11,792)	1,395	5,300	(2,599)

Total other income (expense), net	11,802	(61,973)	(25,951)	(24,676)	(70,157)	(22,176)	(28,606)	(46,699)

Income (loss) before income taxes	84,659	(49,827)	27,986	(25,559)	(899)	67,671	32,658	(13,834)
(Provision) benefit for income taxes	(30,469)	16,815	(35,906)	9,501	340,222	(11,743)	(6,875)	(1,999)

Net income (loss)	$54,190	$(33,012)	$(7,920)	$(16,058)	$339,323	$55,928	$25,783	$(15,833)

Quarterly Trends

Revenue

On a quarterly basis, revenue in 2024 was higher than revenue in the corresponding periods of the prior year, primarily due to increases in GMS generated on our platform.

Cost of Revenue (Exclusive of Depreciation and Amortization)

On a quarterly basis, cost of revenue in 2024, exclusive of depreciation and amortization, has generally increased compared to the corresponding periods in the prior year due to growth in GMS, which resulted in higher payment processing and fulfillment costs. As a percentage of revenue, cost of revenue, exclusive of depreciation and amortization, in the first and second quarters of 2024 decreased compared to cost of revenue, exclusive of depreciation and amortization, in the corresponding periods in the prior year as a result of improvements in ticket substitution and replacement costs.

As a percentage of revenue, cost of revenue, exclusive of depreciation and amortization, in the third and fourth quarters of 2024 increased compared to cost of revenue, exclusive of depreciation and amortization, in the corresponding periods in the prior year as a result of additional costs associated with our direct issuance business. Cost of revenue, exclusive of depreciation and amortization, as a percentage of revenue fluctuated in other periods due to the timing mismatch of when revenue is recognized and when ticket substitution and replacement costs are subsequently incurred.

Operations and Support

On a quarterly basis, operations and support expense decreased in the first and second quarters of 2024 compared to the corresponding periods in the prior year due primarily to operational efficiencies leading to a decrease in employee headcount, offset by an increase in outsourced customer support following the full integration of our businesses. In the third and fourth quarters of 2024, operation and support expense increased as a result of one-time costs associated with the relocation of customer support employees.

As a percentage of revenue, operations and support expense in 2024 decreased in all quarters compared to the corresponding periods in the prior year primarily due to operating leverage in operations and support headcount and outsourced headcount.

Sales and Marketing

For each quarter in 2024, sales and marketing expense was generally higher than in the corresponding period in 2023 primarily due to increased transaction volume, increased investment in new initiatives, including direct issuance and the testing of new marketing channels.

General and Administrative

On a quarterly basis, general and administrative expense has increased as compared to the corresponding periods in the prior year primarily due to increases in headcount as well as increases in non-recurring professional fees, litigation reserves, and non-income tax, offset by a decrease in stock-based compensation expense. General and administrative expense has fluctuated in certain periods. In the first quarter of 2024, general and administrative expenses increased due to expenses incurred related to the Refinancing (as defined below) and increases in litigation reserve. In the third quarter of 2024, general and administrative expenses increased due to increased litigation reserves.

(Provision) Benefit for Income Taxes

Prior to the fourth quarter of 2023, on a quarterly basis, (provision) benefit for income taxes remained relatively consistent as a percentage of revenue for each quarter presented. In the fourth quarter of 2023, the benefit for income taxes increased due to the tax benefit recognized from the release of the valuation allowance recorded against the U.S. federal and state and certain non-U.S. net deferred tax assets. In the first quarter of 2024, the benefit for income taxes was due to the current period loss. In the second quarter of 2024, the provision for income taxes was primarily due to tax expense associated with internal legal entity restructuring to align intellectual property ownership with our business model. In the third quarter of 2024, the benefit for income taxes was primarily due to the current period loss. In the fourth quarter of 2024, the provision for income taxes was primarily due to the current period income, which partially offset by a tax benefit associated with the settlement of uncertain positions.

Quarterly Key Business Metric and Non-GAAP Financial Measures

	Three Months Ended
	December 31, 2024	September 30, 2024	June 30, 2024	March 31, 2024	December 31, 2023	September 30, 2023	June 30, 2023	March 31, 2023	December 31, 2022	September 30, 2022	June 30, 2022	March 31, 2022
			(in thousands)
Key Business Metric
GMS	$2,546,342	$2,188,890	$2,134,715	$1,809,679	$1,726,844	$1,869,359	$1,826,716	$1,434,240	$1,664,460	$1,244,953	$1,046,455	$807,011
Non-GAAP Financial Measures
Net income (loss) (GAAP)	$54,190	$(33,012)	$(7,920)	$(16,058)	$339,323	$55,928	$25,783	$(15,833)
Adjusted EBITDA(1)	$104,366	$55,750	72,889	$65,670	$91,082	$109,783	$84,511	$68,543
Net cash (used in) provided by operating activities (GAAP)	$(149,448)	$12,357	$138,221	$260,357	$98,638	$55,625	$(31,748)	$184,876	$3,429	$(19,239)	$(34,101)	$2,390
Free cash flow(2)	$(150,625)	$10,602	$136,442	$258,691	$95,757	$54,753	$(32,570)	$184,014	$3,400	$(19,518)	$(35,275)	$1,566

(1)	The following table presents a reconciliation of Adjusted EBITDA to net income (loss), the most comparable U.S. GAAP financial measure, for each of the periods presented:

	Three Months Ended
	December 31, 2024	September 30, 2024	June 30, 2024	March 31, 2024	December 31, 2023	September 30, 2023	June 30, 2023	March 31, 2023
	(in thousands)
Net income (loss)	$54,190	$(33,012)	$(7,920)	$(16,058)	$339,323	$55,928	$25,783	$(15,833)
Add (deduct):
Interest income	(9,832)	(11,045)	(11,283)	(8,958)	(6,854)	(6,512)	(6,551)	(2,597)
Interest expense	45,209	47,548	45,617	41,404	40,954	40,792	39,745	34,451
Provision (benefit) for income taxes	30,469	(16,815)	35,906	(9,501)	(340,222)	11,743	6,875	1,999
Other (income) expense, net	—	(1,907)	—	—	—	2,050	(266)	—
Foreign currency (gains) losses	(46,458)	19,519	(5,320)	(8,811)	24,265	(12,759)	978	12,246
(Gains) losses on derivatives	(721)	7,858	(3,666)	(6,572)	11,792	(1,395)	(5,300)	2,599
Depreciation and amortization	6,393	6,168	6,070	5,901	5,825	5,807	5,545	5,576
Acquisition-related costs	125	125	125	999	566	277	2,020	1,005
Stock-based compensation expense	3,381	1,426	622	2,308	2,720	3,900	6,025	22,252
Employee relocation costs	—	—	—	—	—	—	—	—
Debt refinancing costs and loss on extinguishment of debt	—	—	603	33,283	—	—	—	—
Indirect tax contingency costs	14,094	11,755	11,486	14,783	10,346	8,219	9,247	6,833
Litigation reserves	5,727	22,379	—	16,377	—	—	—	—
Other costs and expenses	1,789	1,751	649	515	2,367	1,733	410	12

Adjusted EBITDA	$104,366	$55,750	$72,889	$65,670	$91,082	$109,783	$84,511	$68,543

Revenue	$533,415	$433,779	$443,309	$360,142	$332,427	$377,539	$359,265	$298,488

Net income (loss) as a percentage of revenue	10%	(8)%	(2)%	(4)%	102%	15%	7%	(5)%

Adjusted EBITDA as a percentage of revenue	20%	13%	16%	18%	27%	29%	24%	23%

(a)	See “—Key Business Metric and Non-GAAP Financial Measures—Non-GAAP Financial Measures—Adjusted EBITDA” for a description of each line item.

(2)

The following table presents a reconciliation of free cash flow to net cash (used in) provided by operating activities, the most comparable U.S. GAAP financial measure, for each of the periods presented:

	Three Months Ended
	December 31, 2024	September 30, 2024	June 30, 2024	March 31, 2024	December 31, 2023	September 30, 2023	June 30, 2023	March 31, 2023	December 31, 2022	September 30, 2022	June 30, 2022	March 31, 2022
	(in thousands)
Net cash (used in) provided by operating activities	$(149,448)	$12,357	$138,221	$260,357	$98,638	$55,625	$(31,748)	$184,876	$3,429	$(19,239)	$(34,101)	$2,390
Less: Purchases of property and equipment	(340)	(646)	(319)	(361)	(372)	(429)	(437)	(484)	(29)	(279)	(516)	(824)
Less: Purchases of intangible assets	(316)	(588)	(756)	(426)	(1,706)	—	—	—	—	—	—	—
Less: Capitalized software development costs	(521)	(521)	(704)	(879)	(803)	(443)	(385)	(378)	—	—	(658)	—

Free cash flow	$(150,625)	$10,602	$136,442	$258,691	$95,757	$54,753	$(32,570)	$184,014	$3,400	$(19,518)	$(35,275)	$1,566

TTM free cash flow	$255,110	$501,492	$545,643	$376,631	$301,954	$209,597	$135,326	$132,621

Liquidity and Capital Resources

As of December 31, 2024, we had cash and cash equivalents of $1,001.0 million. Cash and cash equivalents consist of short-term, highly liquid investments with original maturities of three months or less when purchased, and are primarily comprised of bank deposits and cash held at online payment companies, which excludes $14.6 million of restricted cash.

We expect our existing cash and cash equivalents will be sufficient to fund anticipated cash requirements for at least the next 12 months. We amended our credit facilities in March 2024 to extend their maturities. Our revolving credit facility matures in 2028 and our term loan facilities mature in 2030. We expect we will be required to refinance our Credit Facilities at some point in the future. There is no assurance we would be able to obtain such funding or refinancing on acceptable terms and conditions, or at all. If we are unable to raise additional capital when desired, our business, results of operations and financial condition will be adversely affected.

Our primary requirements for liquidity are for general corporate purposes and servicing our indebtedness. To date, we have financed our operations principally through cash from operations, private placements of our redeemable preferred stock and proceeds from our credit facilities.

Credit Facilities

On July 26, 2021, we refinanced a previously existing term loan and amended our credit agreement with JPMorgan Chase Bank, N.A., as administrative agent and collateral agent and the lenders party thereto (as amended, the “Credit Agreement”) for the second time. The new term loan (the “USD Term Loan B2”) initially had an aggregate principal of $328.0 million. The proceeds of the USD Term Loan B2 were utilized to repay the full principal amount outstanding of $327.5 million under the previously existing term loan immediately prior to July 26, 2021, accrued interest thereon, and to pay fees, expenses and premiums incurred in connection with the refinancing. The credit facility under the Credit Agreement consisted of our USD Term Loan B2, our USD-denominated term loan B (the “USD Term Loan B”), our Euro-denominated term loan B (the “Euro Term Loan B”) and our revolving credit facility.

On March 13, 2023, due to the transition from LIBOR to SOFR, we entered into the third amendment to the Credit Agreement to replace all LIBOR-based interest rates applicable to the USD Term Loan B, the USD Term Loan B2 and the revolving credit facility with SOFR-based rates, each plus a spread, effective as of June 30, 2023 (the “SOFR Amendment”) as described in more detail below.

On March 15, 2024, we entered into the fourth amendment to the Credit Agreement to refinance the USD Term Loan B, USD Term Loan B2, Euro Term Loan B and revolving credit facility (the “Refinancing”). As a result of the Refinancing, the refinanced Euro Term Loan B (the “2024 Euro Term Loan”) has a maturity date of March 2030, aggregate principal balance €452.4 million and an interest rate equal to EURIBOR, subject to a floor of 0.00%, plus 5.00%. As of December 31, 2024, the interest rate for the 2024 Euro Term Loan was 7.86%. In addition, as a result of the Refinancing, the outstanding principal balance of each of the USD Term Loan B and USD Term Loan B2 were consolidated into one loan (the “2024 USD Term Loan” and together with the 2024 Euro Term Loan and the revolving credit facility, the “Credit Facilities”). The 2024 USD Term Loan has a maturity date of March 2030, aggregate principal balance of $1,952.6 million and an interest rate equal to SOFR, subject to a floor of 0.00%, plus 4.75%. As of December 31, 2024, the interest rate for the 2024 USD Term Loan was 9.11%. After six months following the effective date of the Refinancing, we have an option to prepay part or all of both the 2024 USD Term Loan and the 2024 Euro Term Loan prior to maturity without penalty. On June 24, 2024, we repaid $24.0 million of the outstanding principal of the 2024 USD Term Loan and as of December 31, 2024, we are required to repay 0.25% of the aggregate principal amount borrowed under the 2024 USD Term Loan on a quarterly basis.

The revolving credit facility initially allowed for an initial aggregate principal amount of $125.0 million, including: (i) a $30.0 million letter of credit sublimit and (ii) a $30.0 million swingline loans sublimit. On March 13, 2023, as part of the SOFR Amendment, the interest rate per annum for the revolving credit facility was amended to equal to SOFR, subject to a floor of 0.00%, plus 3.61448%. On March 15, 2024, as part of the Refinancing, we extended the maturity date of the revolving credit facility from February 2025 to March 2028. On June 27, 2024, we entered into the fifth amendment (as amended) to the Credit Agreement to increase the commitment under the revolving credit facility, subject to certain conditions, including the occurrence of an initial public offering. Upon the occurrence of an initial public offering, the revolving credit facility, including the incremental commitment, allows for an aggregate principal amount up to $565.0 million, including: (i) a $120.0 million letter of credit sublimit and (ii) a $30.0 million swingline loans sublimit. On January 2, 2025, we entered into an agreement to amend the occurrence date of a qualified initial public offering from December 27, 2024 to September 30, 2025. If a qualified initial public offering does not occur by September 30, 2025, this fifth amendment shall have no further force or effect. On November 26, 2024, we entered into the sixth amendment to the Credit Agreement to increase the commitment under the revolving credit facility, including (i) an increase of our letter of credit sublimit from $30.0 million to $50.0 million and (ii) an increase of our swingline loan sublimit from $30.0 million to $50.0 million. As of December 31, 2024, there were outstanding standby letters of credit in an aggregate amount of $41.3 million that we issued in connection with our appeal bond for a litigation matter (see “Business—Legal Proceedings”) and office leases under the revolving credit facility. The available balance under the letter of credit sublimit for the revolving credit facility was $8.7 million as of December 31, 2024.

In connection with the Refinancing, we incurred underwriting fees of 1.00% on the principal balance and other issuance costs of $4.1 million and each of the extended loans had an original issue discount of 1.00% of the principal balances.

The Credit Facilities contain customary representations and warranties, affirmative covenants, reporting obligations and negative covenants. The Credit Facilities are secured by (i) a first priority lien on substantially all of our and our domestic subsidiaries’ tangible and intangible personal property, including but not limited to intellectual property and accounts receivable and (ii) a first priority pledge of 100% of our equity interests and each of our material direct, wholly owned subsidiaries limited to 65% of the voting capital stock and 100% of the non-voting stock of certain foreign subsidiaries, in each case, subject to certain exceptions.

As of December 31, 2024, we had $2,385.0 million outstanding under our term loan Credit Facilities. As of December 31, 2024, there were no outstanding amounts drawn on the revolving credit facility.

Our Credit Facilities are subject to variable interest rates. Recent high levels of inflation in the U.S. and interest increases by the Federal Reserve and other central banks to combat inflation have resulted in a high interest rate environment, which has caused the interest rates of our Credit Facilities to increase. Although we believe our interest rate risk management strategy will continue to mitigate any potential material impacts on our liquidity and capital resources, future interest rate increases could materially impact our business, financial condition and results of operations. For more information, see “Risk Factors—Risks Relating to Our Financial Condition and Indebtedness—Our variable rate indebtedness subjects us to interest rate risk, which could cause our indebtedness service obligations to increase significantly.”

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Year Ended December 31,
	2024	2023	2022
	(in thousands)
Net cash provided by (used in) operating activities	$261,487	$307,391	$(47,521)
Net cash used in investing activities	$(6,377)	$(5,437)	$(710)
Net cash (used in) provided by financing activities	$(46,710)	$94,133	$(134,153)

Cash Flows from Operating Activities

For the year ended December 31, 2024, net cash provided by operating activities was $261.5 million, primarily resulting from net loss of $2.8 million, after consideration of non-cash charges of $88.0 million. Net cash inflows from the change in net operating assets and liabilities of $176.3 million were primarily due to a $91.4 million increase in accrued expenses, a $73.5 million increase in accounts payable, a $30.2 million increase in payments due to buyers and sellers driven by improvements in GMS, and a $19.7 million increase in other non-current liabilities partially offset by a $30.0 million decrease in other non-current assets. The non-cash items included in our net loss for the year ended December 31, 2024 relate primarily to unrealized foreign exchange gains of $40.5 million, deferred income taxes of $57.7 million, amortization of intangibles of $22.3 million and losses on derivatives of $14.2 million.

For the year ended December 31, 2023, net cash provided by operating activities was $307.4 million, primarily resulting from a net income of $405.2 million, after consideration of non-cash charges of $214.7 million. Net cash inflows from the change in net operating assets and liabilities of $116.9 million were primarily due to a $131.3 million increase in payments due to buyers and sellers driven by improvements in GMS and $51.0 million increase in other non-current liabilities, partially offset by a $25.7 million decrease in accounts payable, a decrease in other non-current assets of $14.7 million and a decrease in accrued expenses and other current liabilities of $13.9 million. The non-cash items included in our net income for the year ended December 31, 2023 relate primarily to deferred income taxes of $326.0 million, stock-based compensation expense of $34.9 million, losses on derivatives of $22.6 million, unrealized foreign exchange losses of $21.8 million, and amortization of intangible assets of $21.1 million.

For the year ended December 31, 2022, net cash used in operating activities was $47.5 million, primarily resulting from a net loss of $261.0 million, after consideration of non-cash charges of $44.0 million. Net cash inflows from the change in net operating assets and liabilities of $169.5 million were primarily due to a $155.8 million increase in payments due to buyers and sellers driven by improvements in GMS and an increase in accounts payable of $19.4 million, partially offset by a $20.0 million decrease in accrued expenses and other current liabilities and an increase in other non-current liabilities of $15.9 million. The non-cash items included in our net loss for the year ended December 31, 2022 relate primarily to amortization of intangible assets of $78.5 million, stock-based compensation of $21.4 million, partially offset by gains on derivatives of $49.0 million and unrealized foreign exchange gains of $23.3 million.

Cash Flows from Investing Activities

Net cash used in investing activities during the year ended December 31, 2024 was $6.4 million, which was primarily related to capitalized software development costs as well as purchase of intangible assets and property.

Net cash used in investing activities during the year ended December 31, 2023 was $5.4 million, which was primarily related to capitalized software development costs as well as purchase of property and intangible assets.

Net cash used in investing activities during the year ended December 31, 2022 was $0.7 million, which was primarily related to purchases of property partially offset by proceeds from sale of equipment.

Cash Flows from Financing Activities

Net cash used in financing activities during the year ended December 31, 2024 was $46.7 million, which was primarily comprised of repayment of long-term debt obligations of $506.6 million, partially offset by proceeds from issuance of long-term debt obligations of $443.5 million in connection with the Refinancing as well as $24.0 million of proceeds from issuance of Series M redeemable preferred stock.

Net cash provided by financing activities during the year ended December 31, 2023 was $94.1 million, which was primarily comprised of issuance of Series L redeemable preferred stock of $115.0 million which were partially offset by repayment of long-term debt obligations of $20.3 million.

Net cash used in financing activities during the year ended December 31, 2022 was $134.2 million, which was primarily comprised of redemption of Series H redeemable preferred stock of $112.1 million and repayment of long-term debt obligations of $20.3 million.

Contractual Obligations

Operating Leases

Our operating lease commitments are comprised of the minimum commitments for our office space. As of December 31, 2024, we had fixed lease payment obligations of $37.9 million, with $5.8 million to be paid within 12 months and the remainder to be paid thereafter. See Note 13, “Leases” to our consolidated financial statements included elsewhere in this prospectus for more information.

Other Contractual Obligations

Our purchase commitments relate to contractual sponsorship and partnership fees, including controlled ticket purchase commitments. As of December 31, 2024, we had purchase obligations of $121.5 million, with $43.2 million to be paid within 12 months and the remainder to be paid thereafter. See Note 14, “Commitments and Contingencies” to our consolidated financial statements included elsewhere in this prospectus for more information.

In February 2020, we entered into the USD Term Loan B for $1,700.0 million and the Euro Term Loan B for €452.4 million, or $499.3 million USD. In August 2020, we entered into the USD Term Loan B1 for $330.0 million and in July 2021 we entered into the USD Term Loan B2 for $328.0 million to refinance the outstanding principal of USD Term Loan B1. In March 2024, we refinanced the USD Term Loan B and USD Term Loan B2 into the 2024 USD Term Loan and the Euro Term Loan B into the 2024 Euro Term Loan. The maturity date of these loans was extended from February 2027 to March 2030. In June 2024, we repaid $24.0 million of the outstanding principal of the 2024 USD Term Loan and, as of December 31, 2024, we are required to repay 0.25% of the aggregate principal amount borrowed under the 2024 USD Term Loan on a quarterly basis. For more information regarding our Credit Facilities, including applicable interest rates, see “—Credit Facilities.”

Off-Balance Sheet Arrangements

As of December 31, 2024, we did not have any relationships with unconsolidated organizations or financial partnerships, such as structured finance or special purpose entities that would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Critical Accounting Policies and Estimates

Our consolidated financial statements and accompanying notes included elsewhere in this prospectus have been prepared in accordance with GAAP. The preparation of our consolidated financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the amounts and events reported and disclosed in the consolidated financial statements and accompanying notes included elsewhere in the prospectus. We evaluate our estimates and assumptions on an ongoing basis. We base our estimates on historical experience and on various other assumptions and factors, including the current economic environment, that we believe to be reasonable under the circumstances. Actual results under different conditions could differ from those estimates and any such differences may be material to our consolidated financial condition, results of operations and cash flows. Changes in estimates will be reflected in our consolidated financial statements in future periods.

The critical accounting policies and estimates, assumptions and judgments that we believe have the most significant impact to the preparation of our consolidated financial statements are described below. See Note 2, “Basis of Presentation and Summary of Significant Accounting Policies” to our consolidated financial statements included elsewhere in this prospectus for more information.

Revenue Recognition

Our revenue is primarily generated from the facilitation of individual buyers and sellers who desire to enter into a transaction to buy or sell live event tickets. Revenue consists primarily of: (i) fees charged to buyers and sellers of tickets when a transaction is executed on our platform and (ii) shipping fees charged to buyers of tickets. Fee structures can vary between jurisdictions for a variety of commercial reasons including competitive pricing and complying with local law and regulatory requirements. We charge buyers a transaction fee in addition to the price of the tickets. This fee covers the cost of maintaining our platform, guaranteeing tickets and providing customer service. Depending on the geographic market or live event, we may also charge sellers a transaction fee, which, if applicable, is deducted from the payment remitted to the seller. We provide incentives to buyers and sellers in various forms, including discounts on fees, discounts on items sold and coupons. Promotions and incentives that are consideration payable to a customer are recognized as a reduction of revenue at the time when the incentive is provided or issued to the customer. We also generate revenue through the sale of controlled tickets on ticketing marketplaces, including on our platform.

With respect to the facilitation of individual buyers and sellers who desire to enter into a transaction to buy or sell live event tickets, we have identified two performance obligations related to the core services offered: (i) transaction facilitation between buyers and sellers and (ii) shipping facilitation. The determination of whether we act as a principal or an agent in the fulfillment of our transaction and shipping facilitation performance obligations is based on an evaluation of whether we control the goods and services before being transferred to the customer under the terms of an arrangement. When providing transaction facilitation between a buyer and a seller, we act as an agent as we do not set prices for tickets and are not responsible for providing tickets. As such, revenue from transaction facilitation earned by us for providing access to our marketplace platform and performing listing and transaction facilitation services is recorded net of the price of the tickets and recognized at the point in time the sale is executed. As part of facilitating transactions on our marketplace platform, we provide buyers with the ability to have tickets shipped to a specified address, and sellers the ability to ship paper tickets by providing them access to our pre-negotiated shipping contracts for a fee. The shipping fee is set by us and we act as a principal for shipping facilitation and revenue is recognized at the point in time the shipping label has been provided by us to the seller. As such, payments by customers to us for shipping facilitation are recorded on a gross basis as revenue in our consolidated statements of operations, while the shipping expenses are included in cost of revenue.

With respect to the sale of controlled tickets on ticketing marketplaces, including on our platform, we have identified one performance obligation, which is to transfer control of a ticket to a ticket buyer once an order has been confirmed. We act as a principal in these transactions as we control the ticket prior to transferring it to the customer. Revenue is recorded on a gross basis based on the value of the ticket and is recognized when the transaction is executed on the ticketing marketplaces, while the controlled ticket costs are included in cost of revenue in our consolidated statements of operations. Payment from secondary ticketing marketplaces other than our platform is typically due upon delivery of the ticket or after the event has passed.

Ticketing marketplaces, including our platform, have general terms and conditions that require a refund to the buyer for the total amount of their ticket purchase, inclusive of transaction facilitation fees, if an event is cancelled or tickets are invalid. We determined this is not considered a separate performance obligation, but rather a stand-ready obligation to provide a return. Therefore, it is deemed an element of variable consideration, which could result in a reduction to revenue.

Revenue is recognized net of value-added taxes, sales taxes and similar taxes and estimated cash refunds and sales credits. Revenue earned from transaction facilitation and sale of controlled tickets that occurs during a financial reporting period is recorded net of refunds for actual canceled events not previously reserved as well as an estimate for future canceled events. We assess whether an event is likely to be canceled based on event policies and historical information, and other factors including forecasted economic conditions. The refund estimates for canceled events are determined based on historical data and market conditions. Refunds for estimated canceled events are recorded as a liability within accrued expenses and other current liabilities. If an event is canceled, the amounts due to buyers are recorded within payments due to buyers and sellers on our consolidated balance sheets.

We recorded liabilities as of December 31, 2024 and 2023 of $76.8 million and $73.3 million, respectively, for refunds payable to buyers for events that were canceled within payments due to buyers and sellers on our consolidated balance sheets. As of December 31, 2024 and 2023, we recorded $15.1 million and $6.1 million, respectively, for events expected to be canceled within accrued expenses and other current liabilities on our consolidated balance sheets.

Inventory

Inventory consists primarily of tickets that are held for sale. All inventory is valued at the lower of cost or net realizable value, determined by the specific identification method. A provision is recorded to adjust inventory to its estimated net realizable value when inventory is determined to be in excess of anticipated demand trends. Inventory write-downs are presented in cost of revenue in the consolidated statements of operations. We began carrying inventory in the first quarter of 2024.

Stock-Based Compensation

We issue stock-based compensation awards to employees, officers, directors and non-employees in the form of RSUs, stock options, warrants, and restricted stock. We measure and recognize compensation expense for stock-based awards based on the fair value of the award on the date of grant.

The fair value of restricted stock and RSUs that vest based on service and performance conditions is measured using the fair value of our common stock on the date of the grant. The fair value of stock options and warrants that vest based on service and performance conditions is measured using the Black-Scholes option pricing model on the date of grant. The Black-Scholes option pricing model requires the input of highly subjective assumptions, including the fair value of our common stock, the risk-free interest rate, the expected term of the award, the expected volatility of our common stock and the expected dividend yield of our common stock. The Black-Scholes assumptions are summarized as follows:

•

Fair Value of Common Stock. The fair value of the shares of common stock underlying our stock-based awards has historically been determined by our board of directors as there is no public market for the underlying common stock. Our board of directors determined the fair value of our common stock by considering a number of objective and subjective factors including input from management, contemporaneous third-party valuations of our common stock, the valuation of the comparable companies, sales of our common stock and redeemable preferred stock to outside investors in arms-length transactions, our operating and financial performance, the lack of marketability and general and industry-specific economic outlook, amongst other factors.

•	Risk-Free Interest Rate. The risk-free interest rate is based on the implied yield available on U.S. Treasury zero-coupon bonds with maturities equivalent to the option’s expected term.

•

Expected Term. The expected term of stock options or warrants has been determined either using the simplified method, which uses the midpoint between the vesting date and the contractual term, or the contractual term.

•

Expected Volatility. Since our common stock does not have a trading history, the expected volatility is derived by referencing the implied historical volatility of comparable publicly traded entities over a period equal to the expected term of the stock options.

•	Expected Dividend Yield. We do not anticipate paying any cash dividends in the foreseeable future and, therefore, use an expected dividend yield of zero.

The fair value of stock options and RSUs that vest based on market conditions is measured using a Monte Carlo simulation on the date of grant. The Monte-Carlo simulation method incorporates the possibility that the market-based condition may not be satisfied, and various highly subjective assumptions, including expected volatility of our common stock, expected term, risk-free interest rates and the fair value of the common stock.

The assumptions used to determine the fair value of the awards represent management’s best estimates. These estimates involve inherent uncertainties and the application of management’s judgment. The fair value of awards that vest based only on continuous service is recognized on a straight-line basis over the requisite service period of the awards. The fair value of awards that vest based on performance or market conditions is recognized over the requisite service period using the accelerated attribution method. We determine the requisite service period for awards that vest based on market conditions by comparing the derived service period to achieve the market-based vesting condition and the explicit time-based service period, using the longer of the two service periods as the requisite service period. Stock-based compensation expense is only recognized for awards with performance conditions once the performance condition becomes probable of being achieved. We account for forfeitures of stock-based awards when they occur.

Changes to the terms and conditions of a stock-based compensation award that change the fair value, vesting condition, or classification of an award are treated as modifications. A modification is treated as an exchange of the original award for a new award. When the terms of a stock-based compensation award are modified, the minimum expense recognized is the grant date fair value of the original award, provided the original vesting terms of the award are met. An additional incremental expense is measured on the date of the modification for any increase in the total fair value of the award.

Stock-based compensation arrangements accounted for as liability-classified awards are remeasured to fair value at the end of each reporting period through the settlement date. Changes in the fair value of the liability-classified awards are recognized during the period in which the changes occur.

If an underwritten initial public offering had occurred on December 31, 2024, we would have recorded $1,263.4 million of cumulative stock-based compensation expense for RSUs, stock options, warrants and restricted stock for which the performance-based vesting condition related to a liquidity event will be satisfied in connection with this offering. The total unrecognized stock-based compensation expense related to these awards would be $320.8 million. This amount is expected to be recognized over a weighted-average recognition period of 1.7 years. For awards with vesting conditions tied to achieving certain stock price thresholds, additional expense may be accelerated upon achieving their respective thresholds in advance of their derived service period.

We offered partial-recourse loans to certain employees to fund the exercise of the employee’s stock options to purchase shares of our common stock. The loans were partially secured by the purchased shares and are forgiven if the employee provides continuous service through the loan forgiveness date. The employee may also voluntarily repay the loan at any time without penalty. The purchased shares are considered restricted until the loans are repaid or forgiven. The loan program is accounted for as a stock-based compensation arrangement as the loans are treated as nonrecourse for accounting purposes.

The fair value of the purchased shares is measured using the fair value of our common stock on the date of the grant since we intend to forgive the loan, subject to the employee’s continuous service. As the employee may also voluntarily repay the loan at any time without penalty, the portion of the award’s grant date fair value associated with this stock option is recognized immediately on the grant date using the Black-Scholes option pricing model. The remaining grant date fair value is expensed over the requisite service period of the loan, beginning on the grant date and ending on the loan forgiveness date. The requisite service period ranges from one month to four years. We account for forfeitures when they occur.

The fair value of each stock option or RSUs with service-based, performance-based and market-based vesting condition is estimated on the date of grant using the Monte Carlo simulation along with the following assumptions:

Year Ended December 31, 2024
Risk-free interest rate	4.19% - 4.41%
Expected term	6.6 - 9.3 years
Dividend yield	—%
Expected volatility	47.50% - 53.42%

The fair value of each stock option or warrant with only service-based or performance-based vesting conditions is estimated on the date of grant using the Black-Scholes option-pricing model along with the following assumptions:

Year Ended December 31, 2024
Risk-free interest rate	4.16% - 4.86%
Expected term	0.0 - 21.1 years
Dividend yield	—%
Expected volatility	53.42%

Common Stock Valuations

The fair value of our common stock underlying our stock-based awards has historically been determined by our board of directors, with input from management and contemporaneous independent third-party valuations. We believe that our board of directors has the relevant experience and expertise to determine the fair value of our common stock. Given the absence of a public trading market of our common stock and in accordance with the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately Held Company Equity Securities Issued as Compensation, our board of directors exercised reasonable judgment and considered numerous objective and subjective factors to determine the best estimate of the fair value of our common stock at each grant date. These factors include:

•	the prices, rights, preferences and privileges of our redeemable preferred stock relative to those of our common stock;

•	the prices paid for our redeemable preferred stock sold to third-party investors by us and prices paid in secondary transactions for our common stock in arm’s-length transactions;

•	the lack of marketability of our common stock;

•	our operating and financial performance;

•	current business conditions and projections;

•	hiring of key personnel and the experience of our management;

•	the history of our operations;

•	likelihood of achieving a liquidity event, such as an initial public offering, a merger, or acquisition of our company given prevailing market conditions;

•	the market performance of comparable publicly traded companies; and

•	U.S. and global capital market conditions.

In valuing our common stock, the fair value of our business was determined using various valuation methods, including combinations of income and market approaches with input from management. The income approach estimates value based on the expectation of future cash flows that a company will generate. These future cash flows are discounted to their present values using a discount rate that is derived from an analysis of the cost of capital of comparable publicly traded companies in our industry or engaged in similar business operations as of each valuation date and is adjusted to reflect the risks inherent in our cash flows. The market approach estimates value based on a comparison of the subject company to comparable public companies engaged in similar business operations. From the comparable companies, a representative market value multiple is determined and then applied to the subject company’s financial forecasts to estimate the value of the subject company.

The fair value of our business determined using the income and market approaches was then allocated to the common stock using the option pricing method (“OPM”). The OPM is an allocation method that considers the current value of equity and then allocates that equity to the various equity interests considering their rights and preferences. In December 2023, we also began utilizing the probability weighted expected return method (“PWERM”), which involves estimating future potential outcomes for our business, as well as the values and probabilities associated with each potential outcome. The common stock per share value determined using this PWERM approach is ultimately based on the probability-weighted per share values resulting from the various future scenarios, which can include an initial public offering, a merger, an acquisition of our company or continued operations as a private company. After the allocation of value to our common stock under the OPM approach or PWERM approach, a discount for lack of marketability (“DLOM”) was applied to arrive at a fair value of our common stock. A DLOM was meant to account for the lack of marketability of a stock that was not publicly traded.

In making the final determination of our common stock value, we also considered and included secondary transactions involving our capital stock in our valuations. In our evaluation of secondary transactions, we considered the facts and circumstances of transactions that took place to determine the extent to which they represented a fair value exchange and assigned the transactions an appropriate weighting in the valuation of our common stock. Factors considered include the number of participants, transaction volume, timing relative to the valuation date, whether the transactions occurred between willing and unrelated parties and whether the transactions involved investors with access to our financial information.

Application of these approaches and methodologies involves the use of estimates, judgments and assumptions that are highly complex and subjective, such as those regarding our expected future revenue, expenses and future cash flows, discount rates, market multiples, the selection of comparable public companies and the probability of and timing associated with possible future events. Changes in any or all of these estimates and assumptions or the relationships between those assumptions impact our valuations as of each valuation date and may have a material impact on the valuation of our common stock.

Once our stock is publicly traded, the fair value of each share of underlying common stock will be determined based on the closing price as reported on the date of grant on the primary stock exchange on which our common stock is traded. Future stock-based compensation amounts for any particular period could be affected by changes in our assumptions or market conditions.

Business Combinations

The fair value valuation of assets acquired and liabilities assumed in a business combination under ASC 805 requires management to make significant estimates and assumptions. Critical estimates in determining the fair value of certain intangible assets include, but are not limited to: future expected cash flow from trademarks and trade names, certain seller relationships and developed technologies, as well as the costs to recreate certain managed marketplace seller relationships and buyer customer relationships. We considered asset lives, discount rates and asset recreation costs as key inputs in the development of the valuation models.

Impairment of Goodwill and Indefinite-Lived Intangible Assets and Other Long-Lived Assets

Goodwill and Indefinite-Lived Intangible Assets

We evaluate indefinite-lived intangible assets, including goodwill and trademarks and trade names, annually during the fourth quarter for impairment or more frequently if events and circumstances indicate that it is more likely than not that the goodwill or other indefinite-lived intangible assets are impaired.

Events that could indicate impairment of goodwill and other indefinite-lived intangible assets that trigger an impairment assessment include, but are not limited to, adverse economic market conditions, long-term declining industry outlook conditions, entity-specific financial underperformance and other adverse legal and regulatory events. We perform our goodwill impairment assessment at the reporting unit level. Our reporting unit is aligned with the organizational structure of our business and we have concluded that we have a single reporting unit.

We perform impairment testing for goodwill or other indefinite-lived intangible assets using a two-step process. First, a qualitative assessment using relevant events and circumstances is performed to determine whether it is more likely than not that the fair value of a reporting unit or the fair value of an indefinite-lived intangible asset is less than its carrying value. Second, if the qualitative assessment indicates that it is more likely than not that the fair value of a reporting unit or indefinite-lived intangible asset is less than its carrying amount, a quantitative assessment is required. We may also bypass the qualitative assessment for a reporting unit or indefinite-lived asset and directly perform a quantitative assessment.

When a quantitative assessment is performed, the fair value of the reporting unit or the fair value of an indefinite-lived intangible asset is compared with its carrying amount. If the carrying value of an indefinite-lived intangible asset exceeds its fair value, then such indefinite-lived intangible asset is written down by an amount equal to the excess of carrying value over fair value. If the carrying value of a reporting unit exceeds its fair value, then we recognize a goodwill impairment for the amount by which the reporting unit’s carrying value exceeds its fair value, limited to the total amount of goodwill allocated to the reporting unit.

To evaluate goodwill and indefinite-lived intangible assets in a quantitative impairment assessment, the fair value of the reporting unit or the fair value of an indefinite-lived intangible asset is estimated using income and market approaches. The discounted cash flow method, a form of the income approach, uses expected future cash flows, discounted using a market participant discount rate. Failure to achieve these expected results, or changes in the discount rate or market pricing metrics may cause a future impairment of goodwill at the reporting unit or an indefinite-lived intangible asset.

We evaluated events and circumstances during the years ended December 31, 2024, 2023 and 2022, including our annual impairment tests on October 1, 2024, 2023 and 2022, to identify whether or not indicators of impairment existed for our goodwill or other indefinite-lived intangible assets, which related to the StubHub Acquisition. We did not identify any indicators of impairments to our goodwill or other indefinite-lived intangible assets during the years ended December 31, 2024, 2023 and 2022.

Long-Lived Assets

We evaluate long-lived assets held and used for impairment whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset group may not be recoverable. Events that could indicate impairment of long-lived assets that trigger an impairment assessment include, but are not limited to, adverse economic market conditions, long-term declining industry outlook conditions, entity-specific financial underperformance and adverse legal and regulatory events. An asset group held and used is considered impaired to the extent its carrying amount exceeds the undiscounted future net cash flows the asset group held and used is expected to generate. Measurement of any impairment loss is based on the excess of the carrying value of the asset group over its fair value. An asset group to be disposed of is reported at the lower of its carrying amount or fair value less costs to sell.

We evaluated events and circumstances during the years ended December 31, 2024 and 2023 to assess whether or not indicators of impairment existed for our long-lived assets. We did not identify any indicators during the years ended December 31, 2024 and 2023 that our long-lived assets were not recoverable.

Interest Rate Derivatives

We only use derivatives for risk management purposes. We do not use any derivative instruments for trading or speculative purposes. We use interest rate swaps to manage interest rate risk on future cash flows, with certain of these swaps designated and accounted for as cash flow hedges. Derivative instruments are recognized on the consolidated balance sheets at fair value each reporting period. We use interest rate swaps to manage interest rate risk on future cash flows, with certain of these swaps designated and accounted for as cash flow hedges. Derivative instruments are recognized on the consolidated balance sheets at fair value each reporting period. Cash flows related to derivative instruments are classified as operating activities in the consolidated statement of cash flows. Gains and losses resulting from changes in the fair value of derivative instruments not qualifying as a cash flow hedge are recognized within gains (losses) on derivatives in the consolidated statements of operations. If the derivative instrument is designated as a cash flow hedge, gains and losses resulting from changes in fair value are deferred in unrealized gains (losses) on cash flow hedges, net of tax in accumulated other comprehensive income (loss) until the hedged transaction affects earnings and is presented within interest expense in the consolidated statements of operations.

The criteria used to determine if hedge accounting treatment is appropriate are: (a) formal designation and documentation of the hedging relationship, the risk management objective and hedging strategy at hedge inception; (b) eligibility of hedged items, transactions and corresponding hedging instrument; and (c) to receive hedge accounting treatment, cash flow hedge must be highly effective in offsetting changes to expected future cash flows on hedged transactions. At inception and on a quarterly basis, effectiveness of designated hedges are required to be assessed to ensure that the cash flow hedge remain highly effective. See Note 12, “Interest Rate Derivatives” to our consolidated financial statements included elsewhere in this prospectus for more information.

We recognize the estimated amounts we would receive or pay upon a termination of interest rate derivatives prior to their schedule expiration dates as assets or liabilities measured at fair value. These assets and liabilities are recognized as Level 2 within the fair value hierarchy as they are measured based on observable inputs. See Note 3, “Fair Value Measurements” to our consolidated financial statements included elsewhere in this prospectus for more information.

Series J Redeemable Preferred Stock

We have classified all outstanding shares of our Series J redeemable preferred stock as a liability within other non-current liabilities on the consolidated balance sheets and elected the fair value option to remeasure the Series J redeemable preferred stock at each reporting period with changes recorded through interest expense in the consolidated statements of operations. We utilized the income approach to measure the fair value of the

Series J redeemable preferred stock. The fair value of this liability is the present value of the expected future cash flows using a discount rate that approximates assumptions used by market participants for similar liabilities, adjusted to reflect inherent risks of our future cash flows. Significant changes in the discount rate would result in a significant decrease or increase in the fair value measurement. Our Series J redeemable preferred stock requires the automatic conversion of such shares into shares of our Class A common stock upon a Qualified IPO (as defined in the Series J Exchange Agreement (defined below)) before February 20, 2026; otherwise we will be required to redeem all the shares of our Series J redeemable preferred stock then issued and outstanding for cash.

Series M Redeemable Preferred Stock

We have classified all shares of our Series M redeemable preferred stock as a liability within other non-current liabilities on the consolidated balance sheets and elected the fair value option to remeasure our Series M redeemable preferred stock at each reporting period with changes recorded through interest expense in the consolidated statement of operations. We utilized the income approach to measure the fair value of our Series M redeemable preferred stock. The fair value of this liability is the present value of the expected future cash flows using a discount rate that approximates assumptions used by market participants for similar liabilities, adjusted to reflect inherent risks of our future cash flows. Significant changes in the discount rate would result in a significant decrease or increase in the fair value measurement. Our Series M redeemable preferred stock requires the automatic conversion of such shares into shares of our Class A common stock upon a Qualified IPO (as defined in the Series M Certificate) before June 18, 2034; otherwise we will be required to redeem all the shares of our Series M redeemable preferred stock then issued and outstanding for cash.

Loss Contingencies

We are involved in various claims, litigation, fines and penalties that arise in connection with our business. We record a liability in accrued expenses and other current liabilities and other non-current liabilities on the consolidated balance sheets when we believe that it is both probable that a loss has been incurred and the amount can be reasonably estimated. If we determine that a loss is reasonably possible and the loss or range of loss can be estimated, we disclose the possible loss in the consolidated financial statements. If we determine that a loss is either probable or reasonably possible, but the loss or range of loss cannot be estimated, we disclose that fact in the consolidated financial statements. Significant judgment is required to determine both probability and the estimated amount.

We review the developments in our contingencies that could affect the amount of the provisions that have been previously recorded, and the matters and related reasonably possible losses disclosed. We make adjustments to the provisions and changes to our disclosures accordingly to reflect the impact of negotiations, settlements, rulings, advice of legal counsel and updated information. Significant judgment is required to determine both the probability and the estimated amount of loss. The outcomes of litigation, indirect tax examinations and investigations are inherently uncertain. Therefore, if one or more of these matters were resolved against us for amounts in excess of the estimated amounts, our consolidated statements of operations, consolidated balance sheets, or consolidated statements of cash flows, including in a particular reporting period in which any such outcome becomes probable and estimable, could be materially adversely affected.

We recognize estimated losses from contingencies in general and administrative expense in the consolidated statements of operations. Legal fees are expensed as incurred. See Note 14, “Commitments and Contingencies” to our consolidated financial statements included elsewhere in this prospectus for more information.

(Provision) Benefit for Income Taxes

We are subject to income taxes in the U.S. (federal and state) and numerous foreign jurisdictions. Tax laws within each jurisdiction are subject to interpretation of the related tax regulations and administrative practices, and may be subject to significant change, with or without notice, due to economic, political or other conditions.

Judgment is required in determining our (provision) benefit for income taxes and deferred tax assets and liabilities, including evaluating uncertainties in the application of accounting principles and complex tax laws.

We utilize the asset and liability method of accounting for income taxes under which deferred tax assets and liabilities arise from the temporary differences between the tax basis of an asset or liability and our reported amount in the consolidated financial statements, as well as from net operating loss and tax credit carryforwards. In establishing deferred income tax assets and liabilities, management makes judgments based on the enacted tax laws and published tax guidance applicable to us as well as the amount and jurisdiction of future taxable income. Deferred tax assets and liabilities are recorded and the need for valuation allowances is evaluated to reduce the deferred tax assets to amounts expected to be realized.

We regularly assess our ability to realize deferred tax assets. We account for uncertainty in income tax positions by recognizing a tax benefit when a tax position is more likely than not to be sustained upon examination by the taxing authorities. The amount recognized is measured as the largest amount of benefit that has a greater than 50% likelihood of being realized upon ultimate audit settlement. We are also currently subject to tax controversies in various jurisdictions, and these jurisdictions may assess additional income tax liabilities against us. Developments in an audit, investigation, or other tax controversy could have a material effect on our operating results or cash flows in the period or periods for which that development occurs, as well as for prior and subsequent periods. We record valuation allowances based on an assessment of positive and negative evidence on a jurisdiction-by-jurisdiction basis, which is highly judgmental and requires subjective weighting of such evidence.

In the fourth quarter of 2023, we determined that it was more likely than not that our U.S. federal and state deferred tax assets and certain of our foreign deferred tax assets were realizable. As a result, we recorded a tax benefit of $359.3 million. While we were in a three-year cumulative U.S. loss position as of December 31, 2023, which is a type of negative evidence for entities to consider in evaluating the need for a valuation allowance, we did not view this three-year period as a typical operating cycle due to the significant decrease in the occurrence of live events as a result of the COVID-19 pandemic. We identified and analyzed the significant positive evidence which included the end of the COVID-19 pandemic, increased transaction volume and revenue coupled with a focus on operating efficiencies, sustained results and trends towards continued growth and profitability in future periods, and the indefinite carryforward period of the majority of our U.S. tax attributes. As a result of this analysis, we determined that although negative evidence was present in the form of cumulative losses, our positive evidence outweighed the negative evidence and accordingly, we released our valuation allowance against our U.S. and certain foreign deferred tax assets. As December 31, 2024, we maintained a valuation allowance of $43.2 million against certain foreign net deferred tax assets, respectively. As such, we recognized U.S. and foreign net deferred tax assets of $248.5 million as of December 31, 2024. If our actual results significantly differ from our forecast of future taxable income for each tax-paying component, we may need to adjust the carrying value of our deferred tax balances. An increase or decrease in the valuation allowance would result in a respective increase or decrease in our effective tax rate in the period the increase or decrease occurs.

Recent Accounting Pronouncements

See Note 2, “Basis of Presentation and Summary of Significant Accounting Policies” to our consolidated financial statements included elsewhere in this prospectus for more information.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to certain market risks in the ordinary course of business. These risks primarily result from interest rate fluctuations and foreign currency exchange rates.

Interest Rate Risk

Our exposure to interest rate risk is influenced primarily by changes in interest rates on interest payments related to our Credit Facilities. We had $2,385.0 million outstanding under our Credit Facilities as of December 31, 2024. See Note 10, “Long-Term Debt Obligations” to our consolidated financial statements included elsewhere in this prospectus for more information.

Management periodically reviews our exposure to interest rate fluctuations and periodically implements strategies to manage the exposure. When deemed appropriate, we manage our risk from interest rate fluctuations through the use of derivative instruments, such as interest rate swaps to establish fixed rates on variable rate debt.

In February 2020 and as amended in June 2023, we entered into several fixed interest rate swap contracts to address the variable interest rate risk on our term loan debt. These interest rate swaps had the economic effect of modifying the variable interest obligations based on SOFR and EURIBOR, each plus a spread associated with $2,200.0 million of the long-term debt so that the interest payable on these effectively became fixed. See Note 12 “Interest Rate Derivatives” to our consolidated financial statements included elsewhere in this prospectus for more information.

As of December 31, 2024, after taking into account the effect of our interest rate swap agreements that were in effect as of such date, approximately 87% of our long-term debt then outstanding was at a fixed interest rate, with the remainder at variable interest rates. Given our long-term debt position, a hypothetical 10% change in interest rates would not have had a material impact on our consolidated financial statements.

We had cash and cash equivalents of $1,001.0 million as of December 31, 2024. Cash and cash equivalents consist of cash in banks and time deposits purchased with an initial maturity of three months or less. Our cash and cash equivalents are held for working capital purposes. Such interest-earning instruments carry a degree of interest rate risk. The primary objectives of our investment activities are the preservation of capital, the fulfillment of liquidity needs and the fiduciary control of cash. We do not enter into investments for trading or speculative purposes. Due to the short-term nature of these instruments, a hypothetical 10% change in interest rates during any of the periods presented would not have had a material impact on our consolidated financial statements.

Foreign Currency Exchange Risk

We report our financial results in U.S. dollars. We conducted a substantial portion of our business outside of the U.S. prior to the StubHub Acquisition and will continue to do so in the future. The financial position and operating results of our foreign operations are consolidated using USD or the local currency as the functional currency. We have experienced and will continue to experience fluctuations in our financial results due to foreign currency exchange transaction risk and translation risk.

Transaction Risk

Movements in currency exchange rates affect the remeasurement of monetary assets to be received or liabilities to be paid for the settlement of a transaction denominated in a currency other than the functional currency, commonly referred to as foreign currency transaction risk. Remeasurement of such amounts are reported as foreign currency gains (losses) in our consolidated statements of operations. Our 2024 Euro Term Loan obligation is exposed to foreign currency transaction risk, thus changes in the euro to U.S. dollar exchange rate will cause foreign currency gains or losses. A hypothetical 10% change in the euro to U.S. dollar exchange rate applied to the 2024 Euro Term Loan obligation as of December 31, 2024 would have resulted in a $47.1 million change to foreign currency losses as reported in our consolidated statement of operations for the year ended December 31, 2024. Excluding the impact to our 2024 Euro Term Loan, a hypothetical 10% change in foreign currency exchange rates applied to net monetary assets and liabilities as of December 31, 2024 denominated in currencies other than their functional currencies would not have had a material impact on our consolidated financial results. At this time, we do not, but we may in the future, enter into derivatives or other financial instruments in an attempt to hedge our foreign currency transaction risk. Accordingly, we expect foreign currency transaction risk to continue to impact our financial results, especially as it relates to our euro denominated 2024 Euro Term Loan.

Translation Risk

Movements in currency exchange rates affect the remeasurement of net asset or liability positions of our foreign operations from their functional currency to our U.S. dollars reporting currency. The consequences of translating such amounts are reported as a component of accumulated other comprehensive income on our consolidated balance sheets.

LETTER FROM ERIC H. BAKER, OUR FOUNDER AND CEO

Over 20 years ago, I started StubHub to make it easier for people to buy and sell tickets to live events. At the time, finding a ticket for a sold out event like the early performances of the Lion King was a daunting challenge. StubHub brought safety, transparency and trust to the secondary ticketing market, greatly opening up access for fans like me to see their favorite teams and artists in person.

Reflecting on our journey, I am amazed at how far we’ve come. StubHub is now a massive global marketplace—enabling buyers from over 200 countries and territories, in 33 languages and 48 currencies, to attend events in over 90 different countries and territories in 2024 alone. From a Yankees game in New York to sumo wrestling in Japan to music festivals in Europe, our service allows fans to experience memorable moments that they will never forget.

Today, StubHub operates what we believe to be the largest secondary ticketing marketplace for live events in the world; but our vision extends far beyond that. We believe StubHub is positioned to become the global destination for consumers to access live event tickets, including those being sold directly by teams, artists and other content rights holders. Despite having only recently launched our direct issuance strategy, we are already working with marquee content rights holders, including teams in the NBA, MLB and European soccer as well as with major musical artists and festivals. In 2024, we surpassed $100 million of annual direct issuance GMS transacted on our marketplace and are only scratching the surface of this opportunity.

Like the resale market back in 1999 when I first started StubHub, the market today for originally issued tickets is incredibly inefficient and ineffective. It is often confusing, stressful and frustrating for consumers and leaves far too many seats empty for artists, teams and venues.

For years, I have seen how technology has upended one category after another by creating frictionless access to the content consumers are looking for through competitive online marketplaces and how this in turn has created efficient distribution channels for content owners. Across video (e.g., Netflix), information (e.g., Google), e-commerce (e.g., Amazon) and many other verticals, this shift has become inevitable.

Fans of live events deserve this same experience. Consumers do not care whether a ticket is a primary or secondary ticket; they just want a single, trusted and reliable destination to buy any ticket for any event, anywhere in the world, in any language, with any currency, through any device. Content rights holders simply wants to maximize revenue and attendance by reaching the largest possible audience and accessing the best data to price intelligently. We believe we have built a platform that is well-positioned to tackle these wants, and in doing so, we believe StubHub can become the destination fans will turn to for access to every ticket, every event and every option on demand.

We see a massive opportunity to leverage our data and technology to create a comprehensive platform for all event-related content. We see a future where content rights holders will offer tickets directly over our marketplace just like any other seller, leveraging our distribution and data to fill more seats. Our aim is to solve the issues that have plagued consumers in discovering and accessing live entertainment, and to empower them with seamless access to every type of ticket and event imaginable.

This opportunity would not be possible without the dedication and hard work of our team over the past two decades. We have successfully navigated numerous challenges, including the unprecedented impact of COVID-19, which brought a halt to live events in 2020. The team’s resilience, creativity and passion have enabled us to innovate continuously for the benefit of our customers and to create an enduring global company. Our commitment to excellence is unwavering, and we are united in our vision to help fans attend the live events they love, making sure that no seat goes unfilled.

Finally, I would like to extend my heartfelt gratitude to everyone who has been a part of this incredible journey—our customers, our employees, our partners and our investors. Your support and belief in our vision have been instrumental in our success.

We hope that you will join us on our journey as we embark on this exciting new chapter.

Eric H. Baker

BUSINESS

Our Mission and Vision

Our mission is to be the global destination for consumers to access live events and experiences. We envision a future where all live event tickets are widely available to be conveniently purchased and every seat at every venue is filled.

Our Business

Our journey began in 2000 when our Founder and CEO, Eric Baker, founded StubHub, the first online marketplace for secondary tickets, with the commitment to bring liquidity, transparency and trust to an opaque and inefficient category. When we started, secondary ticketing was a fragmented offline market, untouched by technology and data, with complicated problems to solve. To win in secondary ticketing, we had to create a technology-enabled marketplace where tickets were sourced and priced dynamically and all types of live events could be supported.

Today, we believe we operate the largest global secondary ticketing marketplace for live events. Our business model has achieved scale with high growth and generated significant revenue, profit and cash flow. We connect fans around the world with sellers who use our marketplace to reach passionate fans and price tickets efficiently. We operate our global ticketing marketplace through two brands: StubHub in North America and viagogo internationally.

In building our marketplace, we created and scaled core capabilities required to succeed in secondary ticketing:

•	Technology: End-to-end functionality capable of handling all types of events.

•	Distribution: Global distribution built to operate anywhere there is demand for live events.

•	Data: Data intelligence to optimize outcomes for both buyers and sellers.

•	Brand: Trusted brands that attract millions of participants without controlling the box office or venue access.

By bringing together buyers and sellers at scale, we unlocked a powerful flywheel effect and created an efficient monetization engine for sellers with a broad selection of tickets for fans. Our global scale and the core capabilities of our marketplace have enabled us to establish a leadership position and build durable competitive moats in secondary ticketing, and our focus is set on an even bigger opportunity.

There is a critical need for a global marketplace that ensures liquidity, transparency and trust for all ticketing transactions, whether they involve secondary sales or original issuance. We believe that by bringing our end-to-end technology, global distribution, data intelligence and trusted brands to even more categories of live events and experiences, we will capture a larger market opportunity and play an even more vital role in the ecosystem in the future. Across verticals, we have observed how content owners gravitate towards online marketplaces with similar capabilities and we believe this trend will eventually shape the distribution and consumption of live events, further propelling our market opportunity.

Our History

It was the spring of 1999 and Eric Baker had a very specific problem. He needed two tickets to see The Lion King on Broadway and the show was sold-out. The box office was a dead end, and he had no idea who to call for help. Should he canvass the streets around Times Square and hope to find someone with a “tickets for sale” sign? With no clear answers, he found himself at the mercy of an opaque market. Who had tickets to sell? Would those tickets be genuine, or would he be turned away and embarrassed at the entrance? Would they be good seats? He didn’t have a seat map for the theater. Was he getting good value? What other options were out there? There was no price or inventory transparency. And was it really a good idea to pull out a few hundred dollars in cash on a dark street in the middle of midtown Manhattan? At the time, the first wave of the Internet was transforming commerce. Eric could easily search the Internet and buy many things online—from books to beanie babies. But no dedicated marketplace existed for event tickets. There was no way to gain access to live events in a safe, liquid and transparent online marketplace.

Eric set out to solve this problem. In 2000, while a student at Stanford Business School, he founded StubHub with the goal of democratizing access to live events, from theater shows to football games to concerts. He focused on solving universal pain points around search, selection, transparency, ease and trust. With StubHub, fans in the U.S. were able to conveniently purchase authentic tickets to any event at any time at transparent, market-based prices.

In aggregating the demand for live event tickets, StubHub also empowered sellers to thrive. Individual sellers, fans themselves, could now make their initial purchase with confidence, knowing that they could conveniently and reliably resell their tickets through StubHub’s marketplace if their plans changed. Professional sellers could use StubHub to sell large volumes of tickets to passionate, high-value fans at efficient market-based prices.

Content rights holders—performers, artists and teams—also benefited from a liquid online secondary market. Reliable resale value for tickets meant they were able to get better value on their tickets at original issuance. Fans were more willing to buy tickets further in advance of shows and more willing to purchase season tickets in advance, derisking content rights holders’ inventory positions and improving recurring revenue streams. A liquid secondary ticketing market also meant that fewer tickets would expire and go unused, boosting attendance at venues, revenue from concessions, merchandise and in-venue advertising and improving the fan experience. StubHub quickly became the go-to destination to buy and sell tickets to live events, building a highly recognizable brand in the U.S. In January 2007, StubHub was acquired by eBay.

Eric left StubHub ahead of the sale to eBay and was planning to take some time off to travel the world. He arrived in London with a desire to attend his first Premier League soccer match. He soon found himself facing a familiar problem. StubHub, or any close approximation, didn’t exist internationally. Eric launched viagogo in 2006 with two objectives. First, to bring the same transformative experience that StubHub unlocked in the U.S. to an international audience. Second, to build the business on global-first technology that could scale seamlessly across borders and currencies. viagogo would bring a more innovative and data-centric approach to the industry at large. Over the following decade, viagogo became a leading international secondary ticketing marketplace, providing the same benefits to fans and sellers all over the world.

In November 2019, viagogo announced its acquisition of StubHub, with the intent of bringing together the two businesses that Eric founded. Once together, fans and sellers would be poised to benefit from StubHub and viagogo’s global scale and over 40 combined years of operating history.

When viagogo acquired StubHub, we believed that the combination of StubHub’s leading brand and scale in North America with viagogo’s international presence, technology and performance marketing expertise would accelerate the growth of the business and restore StubHub to a leadership position following over a decade of eBay ownership, while generating significant profit and cash flow. The StubHub Acquisition closed in February 2020, but underwent a regulatory review by the U.K. CMA. For 18 months, StubHub remained completely operationally independent of viagogo’s management and oversight. In September 2021, we satisfied the requirements of the U.K. CMA review and were able to begin the integration. A year later, in September 2022, we completed the integration.

Since then, we have achieved the core objectives of our acquisition thesis. Over the course of 2023 and 2024, our business grew significantly and gained market share, while also generating profits and positive cash flow. In 2024, buyers from over 200 countries and territories purchased over 40 million tickets from over 1 million sellers on our marketplace.

We believe that the speed and success of the integration and our financial performance today reflects the operational excellence of our leadership team that has been at the very forefront of online ticketing marketplaces. Now that we have re-established category leadership in the North American secondary ticketing market, we are broadening our focus to include the massive opportunity ahead to create a destination for fans to conveniently access any ticket for any event in the world, whether the ticket is originally issued or resold.

Our Industry and the Need for a Global Marketplace

Live Events and Ticket Sales are Critical to Content Rights Holders

Live events and ticket sales are key drivers of revenue and fan engagement for artists, teams and venues. Ticket sales also provide upfront funding for the production of events. Musicians earn a majority of their music-related income from live performances. According to a 2018 study by the Music Industry Research Association and Princeton University, more than 60% of the median musician’s music-related income comes from live events. This is even more pronounced for top artists. In sports, live events represent a significant source of revenue through ticket sales, concessions, merchandise and sponsorships. According to IBISWorld, major sports franchises in the U.S. earned approximately 37% of their revenue in 2023 from ticket sales and concessions. Concessions, merchandise and advertising are core revenue streams for venues, all of which are driven by attendance. Additionally, live events galvanize sports fan bases and at-home viewership, fostering the community and game-day atmosphere that drives broadcasting demand and cross-selling opportunities.

Secondary Ticketing Marketplaces are an Indispensable Part of the Live Events Ecosystem

The secondary ticketing market provides an important function for all constituents of the live events ecosystem. Secondary ticketing marketplaces provide fans with a convenient way to reliably purchase tickets for a wide range of events. It also provides greater flexibility, as fans can purchase tickets at any time, even minutes before an event, and can seamlessly sell tickets if plans change. For content rights holders, reliable resale value increases the value of tickets at original issuance. It also allows content rights holders to derisk inventory positions through upfront sales as fans are more willing to buy further in advance of event day and it improves recurring revenue streams for sports teams as fans are more willing to purchase season tickets. A liquid secondary ticketing market also reduces the number of tickets that expire unused, which boosts attendance for venues, leading to more revenue from concessions, merchandise and in-venue advertising and improving the fan experience.

Legacy Primary Ticketing Players Fall Short in Serving Fans and Content Rights Holders

Content rights holders have historically relied on legacy primary ticketing models to sell original issuance tickets to fans. These models are typically based on bundled services sold to venues and content rights holders, including access control services to authenticate tickets and manage the venue entry process as well as box office services to facilitate ticket sales. As transaction activity in other sectors has shifted to scaled online marketplaces, the limitations inherent in the primary ticketing model have become more apparent:

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Frustrating consumer experience. Fans are forced to buy from a single outlet with a cumbersome product experience based on an online version of the legacy box office, including online waiting rooms, limited availability and limited selection.

•	Narrow distribution. Content rights holders have historically tended to distribute through a single channel, preventing them from reaching the broadest set of fans.

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Lack of data intelligence. Content rights holders are only able to leverage data from transaction activity taking place through the channel they are affiliated with, giving them insights into a limited subset of the overall market and leading to inefficiently marketed and priced tickets.

According to ScoreBig, approximately one-third of live event tickets go unsold. We estimate this contributes to approximately $22 billion in lost ticket sales each year, based on an estimated global original issuance market of $132 billion and assuming unsold tickets, representing an additional approximately $66 billion aggregate face value, would be able to be resold at an average discount of two thirds. We believe the total lost value to content rights holders is even greater when factoring in missed revenue from concessions, merchandise and other ancillary revenue that is typically generated through attendance at live events.

The Live Events Ecosystem Needs an Open Marketplace that Serves All Stakeholders

We believe that all constituents would benefit from an open tech-enabled marketplace capable of directly connecting buyers and sellers at scale to create an ecosystem underpinned by transparency and efficiency. A data-powered, discovery-based live entertainment destination with universal selection over a global content catalog has the characteristics to address this need. Across many of the largest internet and commerce verticals, this transition has already taken place, providing a blueprint for a model that can benefit all stakeholders. Original issuance ticketing is one of the few verticals yet to experience a similar transition, and we believe that we are well-positioned to drive an industry transition in the same way we pioneered the global secondary ticketing market over the past 25 years, tapping into a global fan audience to provide powerful distribution and monetization for content rights holders.

Our Global Ticketing Marketplace

We believe we operate the largest global secondary ticketing marketplace for live events. Our global scale and the core capabilities of our marketplace enabled us to establish a leadership position and build durable competitive moats in secondary ticketing, and our focus is set on an even bigger opportunity. Through our marketplace, we are transforming the way tickets are discovered, accessed, priced and sold.

Our marketplace is built for fans. We believe that everyone is a fan, whether of sports, music, theater, comedy or other genres that shape and define our culture. Our marketplace is designed to provide a single source for fans around the globe to discover, search and purchase tickets on demand to any event on any device, in their local language and currency. Buyers can purchase safely and securely, knowing their ticket will be authentic and arrive in time for the event. As a result, fans are able to buy and sell tickets on demand to any live event through a highly liquid global ticketing marketplace and benefit from a trusted, consistent experience.

Our marketplace enables sellers of all types, including individual fans, professional sellers and content rights holders. Sellers on our marketplace can use our technology, distribution, data and brand to reach passionate fans and price tickets efficiently. Content rights holders can also better fill seats in their venues by accessing the richest live event market dataset to inform dynamic pricing to sell tickets that may not otherwise sell. We manage end-to-end services for our sellers, including marketing, payments, fulfillment and customer support, making it easy for any seller to create a listing, set a price and allow us to market it to fans.

Our marketplace operates as an open ecosystem and competes on the basis of value created rather than contractual arrangement. We democratize access for fans by enabling them to visit a single destination to discover, search and purchase tickets to all types of events, regardless of the box office where it was originally sold or the access control service at the venue. We democratize access for sellers by allowing any seller to conveniently and seamlessly list their tickets on our marketplace. We believe that ticketing technology built as an open ecosystem is more accessible and attractive to a wider range of buyers and sellers and will capture more of the market over time.

Our category leadership is enabled by our technology, distribution, data and brands and is accelerated by our mutually reinforcing flywheels.

Technology: End-to-End Functionality Capable of Handling All Types of Events

Our scalable technology is purpose-built for live events and is designed to offer a superior product experience that addresses the spectrum of needs for buyers and sellers across the globe. Our technology is built to handle events regardless of their size, location, category or venue and includes end-to-end workflows and services that streamline the purchase and sale experience for buyers and sellers. For buyers, we provide a solution that encompasses search, price comparison, secure payment, delivery and customer service. For sellers, we provide inventory management solutions, pricing tools, customer analytics and support.

Our technology is built to operate globally and at scale. We believe our end-to-end technology allows us to successfully manage the inherent complexity of matching highly fragmented and localized supply with global demand. We leverage our centralized technology and operations to reach buyers and sellers across the globe, supporting 33 languages and accepting payments in 48 currencies in 2024.

Distribution: Global Distribution Built to Operate Anywhere There Is Demand for Live Events

With one of the largest networks of buyers and sellers in the live events industry, our marketplace is built to offer broad, global distribution anywhere there is demand for live events. Our marketplace benefits from proficiency in customer acquisition and ability to find buyers across marketing channels, which reflects the combination of our brands and industry-leading performance marketing expertise. This marketing engine exists on a global scale. In 2024, buyers from over 200 countries and territories were able to access a broad catalog of live events in over 90 countries and territories, and sellers of tickets on our marketplace were able to reach large, global audiences to drive higher revenue and attendance.

Data: Data Intelligence to Optimize Outcomes Powered by Machine Learning and AI Tools

Our leading scale, customer engagement and operating history provide us with valuable data intelligence that we use to optimize outcomes for buyers and sellers. As a category pioneer with over 40 combined years of operating history across StubHub and viagogo, we believe we have amassed a significant data advantage, which has become even more pronounced with the accessibility and application of machine learning and AI tools. Fans have purchased more than 450 million tickets through our marketplace since inception, giving us supply, demand and pricing data at scale across event categories and geographies. In addition, our marketplace dynamically sources and prices inventory in real-time, allowing us to track signals throughout the event lifecycle from the initial ticket release date until the day of the event. We leverage our data to inform product experimentation, customer acquisition, personalization, pricing recommendation algorithms and product innovation, which continuously improves the value we provide to buyers and sellers.

The StubHub and viagogo Brands: Trusted Brands That Attract Millions of Participants

Both StubHub and viagogo have built category-defining brands in their respective geographies. Our StubHub brand was built over the last 25 years to become one of the category-defining live events brands in the U.S. today. StubHub enjoys an aided brand awareness of 84% in the U.S., according to the 2024 StubHub Brand Study, making StubHub synonymous with live events and positioning our marketplace as the go-to destination for fans to buy and sell tickets to live events. We believe buyers trust the StubHub and viagogo brands to guide them to events they otherwise would not have found on their own with confidence, knowing they are transacting in a trusted environment.

Our Mutually Reinforcing Flywheels

The success of our marketplace and our ability to attract supply and demand is accelerated by our mutually reinforcing flywheels that create a powerful network effect for our business. The combination of our end-to-end technology, global distribution and data intelligence, enhanced by our category-defining brands, gives rise to multiple flywheel effects that enable our market share capture in secondary ticketing and unlock our opportunity in direct issuance and other adjacent markets.

Our Growth and Liquidity Flywheels

Our growth and liquidity flywheels have allowed us to establish and extend our leadership position in the global resale market while generating significant growth and profitability.

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Growth flywheel. We leverage our leading brands and performance marketing expertise to attract fans to our marketplace through organic and paid channels. The more fans we attract, the more engagement and purchase intent data we collect. More engagement and purchase intent data fuels our marketing and product conversion engine, allowing us to more efficiently get the right ticket to the right fan through the right product experience and convert them into a buyer. More buyers subsequently generate more transaction volume. As this cycle continues, return on marketing investment increases, powering growth and profitability.

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Liquidity flywheel. More transaction volume from our growth flywheel draws more sellers and ticket inventory. More sellers and ticket inventory increases the selection on our marketplace, attracting more fans and converting them into buyers. As we attract more buyers and sellers, the transaction volume and liquidity of our marketplace increases.

Our entire marketplace benefits from our growth and liquidity flywheel effects as more buyers and sellers enhance our technology, distribution, data and brand, allowing us to better serve fans globally. Our data intelligence benefits from greater buyer and seller engagement and higher transaction volume as we generate increasingly valuable insights that support our marketing strategy, pricing recommendation algorithms and product strategy. As a result, we created a business model that generates strong returns with scale.

Our Data Flywheel

Our data flywheel is underpinned by the extensive first-party dataset we have amassed through multiple aspects of our over 40-year combined history of operations—including from usage of our products, digital marketing, customer service and more. This data serves as the raw material to drive product innovation and intelligent pricing. The data flywheel begins with transaction activity on our marketplace, generating valuable first-party user data on fan behavior and pricing. This data then fuels our product innovation, enabling us to continuously enhance the fan experience. As the fan experience improves, it drives increased transaction activity, generating even more data on our marketplace.

This flywheel effect is made more powerful through the accessibility and application of machine learning and generative AI tools, which are being applied to many areas of our business. This advantage compounds with scale and helps solidify our market-leading position.

Our Audience-Content Flywheel

Our audience-content flywheel is initiated by a highly engaged direct audience on our marketplace, which provides an effective distribution and monetization channel for content rights holders. This in turn attracts more content to our marketplace, providing a better selection of inventory for fans to access. As our audience grows and becomes more engaged, this dynamic cycle perpetuates, driving more content and a larger, more engaged audience.

Our audience-content flywheel is in its beginning stages as we develop our direct issuance business, and we expect this to accelerate as we invest in strategies to propel us towards our vision of becoming the global destination for consumers to access live events and experiences, offering content rights holders powerful distribution and monetization capabilities. Consequently, we believe this positions us to disrupt the traditional original issuance ticketing market and unlock a vastly expanded market opportunity. See “—Our Direct Issuance Solution” for more information.

Our Direct Issuance Solution

We are in the early innings of disrupting the legacy primary ticketing model by making our tech-enabled marketplace available to content rights holders to distribute original issuance tickets. Content owners across verticals have gravitated towards online marketplaces with leading brands, comprehensive data and global distribution because of the unmatched revenue opportunities they provide. We believe this trend will eventually shape the distribution and consumption of live events.

We believe that buyers want a single, trusted and reliable destination to buy any ticket anywhere in the world in their native language and local currency and do not care whether a ticket is originally issued or resold. We also believe that all sellers want to maximize revenue and attendance through broad distribution and data to support smart dynamic pricing.

With our direct issuance solution, content rights holders can distribute tickets for sale through our marketplace as any other seller would. We do not require exclusivity, allowing content rights holders to broadcast their inventory simultaneously across many channels to achieve the broadest possible distribution. By accessing our marketplace, content rights holders can leverage our global reach, trusted brands and marketing expertise to maximize their distribution and use our wealth of marketplace data to inform intelligent pricing strategies to optimize yield on their ticketing inventory.

We believe that this model has a powerful track record across global digital marketplaces. Today, the original issuance market is highly fragmented. Based on publicly available data and market research, we believe that the largest player made up approximately 25% of the original issuance market in 2024, with the remaining coming from a very diverse group of national, regional and local original issuance ticketing service providers. However, across industries, the platforms with the most effective distribution have become the de facto, one-stop shop for the broadest selection of content. Despite having only recently launched our direct issuance strategy, we are already working with marquee content rights holders, including teams in the NBA, MLB, and European soccer as well as with major musical artists and festivals. In 2024, we surpassed $100 million of annual direct issuance GMS transacted on our marketplace and are only scratching the surface of this opportunity. We currently have multi-year deals in place that provide access to thousands of tickets per game to be sold directly over our marketplace and expect to continue growing our relationships with content rights holders beyond those in place today.

Trends in our Favor

As we execute our strategy, we believe there are numerous secular tailwinds that will propel our opportunity.

Consumers Are Prioritizing Live Events and Experiences Over Products

A multi-decade trend is underway as consumers have increasingly prioritized experiences and live events over material possessions, which is illustrated by Americans’ spending habits. According to a report by L.E.K. Consulting, consumer spend on experiences as a percentage of discretionary expenditure in the U.S. is expected to reach 32% by 2030, up from 22% in 1985. Additionally, L.E.K. Consulting found that today 76% of consumers prefer spending their money on experiences over material items.

Source: Bureau of Economic Analysis; as published in L.E.K. Consulting’s “Experiences With Character: The New Leisure Economy”

© 2024 L.E.K. Consulting.

Live events bring people together around shared passions and create a sense of belonging for fans. By connecting fans with the opportunity to see the artists, musicians and teams they follow live, fans are able to connect with entertainment they love and with other fans that share similar passions. We believe the irreplaceable role that collective experiences play in fostering human connection will continue to accelerate and solidify the draw of, and demand for, live events in the years to come.

Marketplaces Across Verticals Have Become Part of the Everyday Lives of Consumers

Across industries, consumer-facing marketplaces with category-defining brands have become part of our everyday lives. Whether taking a ride on Uber, ordering food through DoorDash, or booking a unique place to stay on Airbnb, these marketplaces have transitioned purchasing behavior from offline to online channels and removed friction from transaction workflows. Category-leading marketplaces have also demonstrated network effects to bring consumers the best selection at efficient prices while providing the broadest and most efficient distribution to suppliers.

Across Verticals, CRHs Gravitate Towards Marketplaces with Leading Distribution

Content owners across verticals, such as in e-commerce, media and short-form video, distribute through the platforms with the largest audience in their category, such as Amazon, Netflix and YouTube, because they provide effective monetization channels for their content through an underlying audience-content flywheel. In e-commerce, merchants list their products on Amazon to benefit from a large and loyal customer base, which was built through sophisticated data analytics and consumer-friendly fulfillment. In streaming entertainment, studios publish content on Netflix to reach its global subscriber base, retained through data-driven content recommendations. Individual creators are drawn to YouTube’s massive audience, which has given rise to unmatched monetization opportunities.

This trend has led to a concentration of content on these and other category-defining platforms, making them the go-to destination for consumers and content owners alike. We believe this trend will also shape the distribution and consumption of live events.

Consumers are Demanding More Content and Becoming Fans of a Broader Range of Live Events

Consumers are becoming fans of more artists, teams and leagues as more types of events gain prominence and fans track their favorite content creators around the globe with greater ease online. For example, the popularity of Formula 1 has surged in recent years, and in 2022, 49% of grand prix attendees were first-time attendees, according to Formula 1. MLS set a new single-game attendance record in July 2023 when the 20th El Tráfico edition between LA Galaxy and LA Football Club drew 82,110 fans. This single-game attendance exceeded the number of fans that went to Super Bowl LVII earlier in the year. Fans are also using a broader range of mediums, such as social media, to discover and follow new artists and teams and, as a result, are increasingly seeing them live.

Growing Sports and Music Event Tourism Market

Sports and music event tourism is experiencing significant growth. According to Global Market Insights, the global sports tourism market was $565 billion in 2023 and is expected to grow to $1.3 trillion by 2032, representing a compounded annual growth rate of 10%. Music tourism is expected to double in size over the same period, according to Customer Market Insights, reaching $13.8 billion by 2032. This growth is being driven by several underlying trends, including an increasing number of sports and music events in more destinations, globalization of sports audiences due to TV and streaming and the ability for fans to access available ticket inventory for their favorite artists and sports teams across the globe.

Significant Investment in Live Event Production and Infrastructure is Underway to Meet Growing Demand

There is investment in new content to meet the strong demand for live events. For example, MLS in the U.S. has added 11 new clubs to the league since 2015. Formula 1 had 24 races in 2024, the most in its history. In addition, over 30 stadiums with at least 15,000 seat capacity were under construction in 2023 around the world, building over half a million new seating capacity. As more events take place and more venues are constructed to meet increasing demand, we expect more tickets will require online distribution to reach fans.

Better Technology and Greater Demand for Tickets are Driving Increased Secondary Ticketing Velocity

Secondary ticketing market growth continues to outpace live events industry growth overall as resale technology improves and ticket face values rise. Technology has reduced friction in the purchase, sale and transfer of tickets, making it easier than ever for fans to resell. At the same time, growing demand for live events and experiences has increased the face value of tickets, reinforcing the universal need for a liquid resale market. The face value of an average concert ticket across the top 100 North American tours was $135.88 in 2023, an increase of over 400% since 1996 according to Pollstar, creating a greater incentive not to let tickets expire unused.

Our Market Opportunity

We believe we are the category leader in the large and growing global secondary ticketing market, where we generated substantially all of our GMS in 2024. We believe we have a major growth opportunity ahead of us in secondary ticketing alone. We are even more excited about the larger opportunity to build the global destination for consumers to access live events and experiences, which represents a global market opportunity that is significantly larger than secondary ticketing. Having surpassed $100 million in annual direct issuance GMS transacted on our marketplace in 2024, our direct issuance offering is in the early stages of what we believe will be a major disruption to the way original issuance tickets are distributed. We believe that we are well-positioned to enable more categories of live events and experiences on our marketplace, further monetize ancillary revenue streams and play an even more vital role in the ecosystem in the future. See “—Our Global Ticketing Marketplace—Our Direct Issuance Solution” for more information.

We view our market opportunity in terms of a Serviceable Addressable Market (“SAM”), which we address today, and a Total Addressable Market (“TAM”), which we believe we can address over the long term. Our SAM today includes the global markets for secondary, original issuance and unsold tickets. We believe we are the leader in the $18 billion North American secondary ticketing market based on our GMS for 2024 as compared to similar metrics of our largest competitors for 2024. See “Glossary” for additional information. We believe we are also the category leader in the international secondary ticketing market due to the fragmented, localized and offline nature of the existing international market for secondary ticket sales. We believe the international secondary ticketing market represents a $23 billion opportunity over the medium term as these markets continue to be penetrated by global digital commerce. We are also growing in the $132 billion global original issuance market and believe we can help enable the distribution and recovery of approximately $22 billion in unsold tickets through our marketplace. Together these markets represent our SAM, which we estimate to be $194 billion. We have further identified several adjacent live events and experiences markets and ancillary services that we believe we can address over time. Including these markets, we estimate our TAM to be $726 billion.

Serviceable Addressable Market (SAM)

Secondary Ticketing Market

The North American secondary ticketing market is estimated to be approximately $18 billion in 2024 based on management estimates, industry and market data and publicly available information. In North America, our marketplace has become an established part of the live events ticketing infrastructure, which has contributed to our leading market share in North America. The secondary ticketing market opportunity represents the total value of tickets sold in the secondary market.

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Estimates of North American Secondary Market for each year presented except 2024 are based on data published by Infiniti Research (Technavio). The North American secondary market for 2024 was estimated based management estimates, industry and market data and publicly available information.

Our rapid growth in recent periods has been driven by market share gains in North America, secular trends propelling growth of the broader live events industry, and the increasing penetration of secondary ticketing within the overall ticketing market as secondary ticketing continues to play an increasing role in helping fans access events and preventing tickets from going unsold or unused. These tailwinds have led to consistent double-digit growth in the North American secondary ticketing market. From 2017 to 2019, the North American secondary ticketing market grew at a 13% CAGR.

The COVID-19 pandemic brought a halt to live events in early 2020 and event restrictions remained in place throughout much of 2021. Since the events market fully reopened in 2022, the market has reverted to its historical low-to-mid teens long-term growth rate. From 2022 to 2024, the market grew at a 14% CAGR. In 2023, the market grew 24% based on data published by Infiniti Research (Technavio), reflecting very strong year-over-year growth relative to the typical annual growth we have experienced in the secondary ticketing market. We believe this was primarily due to the popularity of Taylor Swift’s record-setting “Eras” tour, as well as strength in the remainder of the market. In 2024, we estimate that the market grew 5%, which was lower than the historical average due to 2024 following the particularly strong year in 2023 led by Taylor Swift’s “Eras” Tour.

We believe we are also the category leader in secondary ticketing in the rest of the world, where the ticketing market is more fragmented and takes place predominantly offline. We estimate this opportunity to be an additional $23 billion over the medium term based on data published by Infiniti Research (Technavio) in January 2025. We believe the value proposition we provide fans and sellers applies to all markets globally. Accordingly, we expect international markets to follow the same trend as North America as online penetration increases and marketplace models take hold in ticketing, as they have in other categories such as ride hailing and short-term rentals. We believe we will be able to capture further global market share as transaction activity migrates to online channels outside of North America.

Original Issuance Market

We estimate the global original issuance market consists of $132 billion in annual ticket sales globally as of 2024 based on public event attendance data across major sports leagues, eSports, theaters and performance art venues and music festivals and concerts around the world. We see the opportunity for our global ticketing marketplace to help content rights holders and fans solve problems created by the legacy primary ticketing model which we believe does not meet the needs of fans or content rights holders. We believe our model represents a better solution to serve all stakeholders by maximizing revenue and attendance for content rights holders. Our direct issuance solution does not require exclusivity and provides teams and artists with an additional distribution channel for their tickets sales through our global marketplace. We are already working with marquee content rights holders in music and sports in the U.S. and internationally and we believe we are positioned to further penetrate this market.

Unsold Tickets Market

According to ScoreBig, approximately one-third of live event tickets go unsold. We estimate this contributes to approximately $22 billion in lost ticket sales each year, based on an estimated global original issuance market of $132 billion and assuming unsold tickets, representing an additional approximately $66 billion aggregate face value, would be able to be resold at an average discount of two thirds. We believe the total lost value to content rights holders is even greater when factoring in missed revenue from concessions, merchandise and other ancillary revenue that is typically generated through attendance at live events. Unsold tickets are a result of the inability to find the right fan at the right price due to narrow distribution and lack of pricing intelligence in original issuance ticketing. We believe that our marketplace can provide superior yield management to sellers and content rights holders, helping fill seats and capture additional revenue.

Total Addressable Market (TAM)

We estimate our TAM to be $726 billion, which includes our estimated $194 billion SAM, $19 billion in digital advertising, $93 billion in sports betting, $387 billion in leisure attractions and experiences and $32 billion in sports merchandising. We believe that our market-leading positions will allow us to capture a portion of these adjacent monetization opportunities as we scale our business and grow our marketplace.

Digital Advertising Market

We believe that the range of options to enable advertising through our marketplace and network of customers is broad, and that the scale, depth and high purchasing intent of our user engagement provides an attractive opportunity to advertise and sell into our customer base. Based on the disclosed metrics of peer global digital marketplaces, we estimate our near-term opportunity to be approximately 10% of our SAM, or $19 billion. We believe this will enable us to sell display ads and promoted listings, among other advertising opportunities. Given the existing infrastructure and traffic, we believe that further monetizing our marketplace through advertising will require minimal incremental investment.

As we scale our business, we believe there will be many additional ways to monetize our marketplace, such as:

Betting Market

The global sports betting market is estimated to be $93 billion as of 2024, according to H2 Gambling Capital. Sports is one of the largest categories of ticket sales on StubHub, and we believe that over time we can leverage our proprietary data to monetize sports betting through partnerships, sponsorships and lead generation. Through frequent searches and ticket browsing, the scale of our fan base and data intelligence will enable us to offer differentiated insights to potential future partners in sports betting. Given our existing presence in sports, we anticipate limited technological infrastructure will be required to monetize this adjacency through partnerships, sponsorships and lead generation.

Tours and Other Attractions Market

Over the long term, we envision ourselves as the global ticketing marketplace for all experiences, including tours, attractions and museums. We estimate that total global spend on leisure experiences and attractions in 2024 was $387 billion based on data published by Euromonitor International Limited. Given our existing brand and global distribution capabilities, we believe we can address the large and fragmented tours and attractions market economically.

Sports Merchandising Market

Total global spend on sports merchandising was $32 billion in 2024 according to Infiniti Research (Technavio). Event merchandise, including jerseys and concert memorabilia, are a ubiquitous element of the live event experience. We intend to partner with content rights holders to enable them to leverage our distribution to sell merchandise to fans. Given our existing fan and seller relationships, we believe this is a natural extension of our marketplace that we can tap into with limited incremental investment.

Our Value Proposition to Buyers

Our buyers are passionate and engaged fans of live events across the globe. The foundation of our success rests on our ability to offer buyers an experience built on liquidity, transparency, support, security, trust and ubiquitous access to “never sold-out” events of all types, regardless of their size, location or venue. In 2024, buyers purchased over 40 million tickets on our marketplace.

We offer several key value propositions to buyers:

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Leading global selection. We offer access to a broad catalog of live events in over 90 countries and territories. In addition to accessing a diverse variety of live events, buyers are able to compare a wide selection of seat locations across a range of price points, many of which are below face value.

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Convenient on-demand access. “Never sold-out.” We offer buyers the convenience of buying tickets for a wide array of live events globally, in their local language and currency. Whether buyers are looking to purchase tickets months in advance or in minutes on the day of an event, they can access the events they are most passionate about with the flexibility to make a purchase when they know their schedule. For buyers, this creates the experience of an event never being sold-out, even if all tickets have been purchased, as tickets are constantly bought and sold on our liquid marketplace.

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Superior product experience. We offer buyers a frictionless experience, from event discovery to ticket purchase to attending the event. Our easy-to-use applications are accessible on any device and include features such as price comparisons, detailed seat maps and views, secure global payments, ticket transfers and mobile tickets, among others. In 2024, we supported 33 languages and accepted payments in 48 currencies.

•	Customer support. Our customer support teams are designed to service a global base of buyers. Our support teams ensure they can help our buyers with any issues on a 24/7 basis.

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Security and trust. Every transaction on our marketplace is safeguarded by the highest standards of security and trust that start with secure payment and ticket delivery and extend to the buyer’s experience on event day. Our FanProtect program guarantees all purchases on our marketplace, so buyers have peace of mind knowing their ticket is authentic. We believe that live events represent once-in-a-lifetime experiences; therefore, should any issue with the ticket arise, we have support teams that play a critical role in helping find substitute tickets to ensure a buyer can attend the event.

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Ability to resell. Our marketplace provides liquidity for buyers to make purchases with confidence. Buyers can purchase tickets with the understanding that they can relist them should a conflict arise, or they have a change of heart.

Our Value Proposition to Sellers

We believe that sellers of all types are looking to maximize their revenue, and content rights holders are additionally looking to maximize attendance at their events. We connect sellers of all types—individual fans, professional sellers and content rights holders—to our passionate and loyal buyers wherever demand for live events exists. Our sellers provide the selection and breadth of global live event inventory that creates a compelling value proposition for our buyers. We believe the breadth and diversity of our sellers, including a large base of individual sellers, set our marketplace apart and create differentiated supply. In 2024, over 1 million sellers sold over 40 million tickets on our marketplace.

We offer several key value propositions to sellers:

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Broad global reach. We believe our global ticketing marketplace is the only way for any seller to reach fans throughout the world, in their language and in their currency. Our scaled presence and global footprint attract a diverse and passionate base of buyers across sports, music, theater, comedy and other genres, allowing our sellers to connect with their target audience.

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Marketing expertise. We make it easy for sellers to create a listing, set the price and merchandise their inventory. Once an inventory listing is active, we leverage our historical consumer data to market it to buyers most likely to convert.

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Pricing intelligence. Our pricing tools are designed to help sellers leverage our proprietary dataset of real-time demand data and historical pricing trends. This enables sellers to intelligently set ticket prices and optimizes the process of matching their inventory with the right buyers.

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End-to-end fulfillment, payments and support. All sellers have to do is list a ticket, and we manage the rest. We handle all interactions with buyers on each seller’s behalf, from payment through delivery. We interface with buyers on payment collection and verification, customer service and any issues that may arise after the ticket is sold.

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Security and trust. Our marketplace gives sellers confidence that they will receive payment for each ticket they sell. Sellers of tickets on our marketplace are able to collect payment through a trusted intermediary that serves as a single point of contact. Our technology automatically verifies buyers, payment methods, provides upfront collection of payment and subsequent settlement with the seller. Our seller support team is available 24/7.

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Scalability and flexibility. We make our technology available to sellers of all types and across many geographies, from content rights holders to individuals selling a single event ticket. We provide technology that allows our sellers to succeed.

Our Competitive Strengths

We have identified several core strengths that create a competitive advantage for our business and allow us to enhance the live events ecosystem.

Our Leading Brands

Both StubHub and viagogo have built category-defining brands in their respective geographies. Our StubHub brand was built over the last 25 years to become one of the category-defining live events brands in the U.S. today. StubHub enjoys an aided brand awareness of 84% in the U.S., according to the 2024 StubHub Brand Study, making StubHub synonymous with live events and positioning our marketplace as the go-to destination for fans to buy and sell tickets to live events. We believe buyers trust the StubHub and viagogo brands to guide them to events they otherwise would not have found on their own with confidence, knowing they are transacting in a trusted environment.

Our Global Footprint and Scale

Our global presence provides leading distribution capabilities and reach among fans around the world. In 2024, buyers from over 200 countries and territories were able to access a broad catalog of live events in over 90 countries and territories in 33 languages and make payments in 48 currencies, and sellers were able to reach large, global audiences to drive more revenue. Through our marketplace, we facilitate millions of experiences for fans each year. For sellers, we offer aggregated demand for live events wherever it exists, a self-reinforcing global advantage as our large and passionate base of buyers attracts global inventory to our marketplace, which further attracts buyers. In a world where events are increasingly global and cross-border, the breadth of our distribution and trusted brands allow us to provide liquidity to meet the needs of buyers and sellers.

Our Performance Marketing Expertise

Our performance marketing expertise honed over the last decade provides us with a multi-faceted customer acquisition strategy that can deliver superior marketing efficiency and growth. We complement organic traffic generated by our leading brands with high return-on-investment marketing strategies designed to drive high intent fans to our marketplace and leverage a robust experimentation engine powered by our marketplace data to drive customer conversion. Our data intelligence for performance marketing is enhanced by our flywheel, which benefits from greater buyer and seller engagement and higher transaction volume as we generate increasingly valuable insights that support product innovation, conversion optimization, marketing strategies and recommendation algorithms. The combined approach of our performance marketing strategy and our leading brand, supported by our flywheel, provides us with robust user acquisition and seller distribution capabilities.

Our Data Advantage: Machine Learning & Artificial Intelligence

Our data advantage is the extensive, global, first-party dataset we have amassed through multiple aspects of our over 40 years of combined operations across the StubHub and viagogo businesses—from usage of our products to digital marketing to customer service and more. We believe our data advantage is even more powerful with the growing accessibility and application of machine learning and generative AI tools. Application of these tools to our data can help accelerate innovation across many areas of our business including, for example, allowing us to better match buyers and sellers, convert potential buyers at a higher rate and generate more leads for sellers across the globe. We believe innovating with these tools will transform areas of our business such as digital marketing, pricing recommendations and event discovery. Accelerated rates of innovation create an underlying data flywheel whereby greater scale of our business generates an even larger data advantage and a virtuous cycle of innovation.

Our Leading Technology

Our suite of products and services streamlines the purchase and sale experience for buyers and sellers. Our technology was built for events regardless of their size, geographic location or venue. Our technology allows us to facilitate cross-border payments, and our centralized customer support centers provide support in multiple languages. Through our centralized technology and operations, we have solved a complex problem: the ability to operate across different countries, currencies and languages, without the need for local operations.

Our Founder-Led Management Team with Track Record of Delivering Operational Excellence

Our team is led by our visionary Founder and CEO, Eric Baker, who pioneered our category in the U.S. when he founded StubHub in 2000 and internationally when he launched viagogo in 2006. When viagogo acquired StubHub, we believed that the combination of StubHub’s leading brand and scale in North America with viagogo’s international presence, technology and performance marketing expertise would accelerate the growth of the business and restore StubHub to a leadership position following over a decade of eBay ownership, while generating significant profit and cash flow. Since completing the integration in September 2022, we have achieved significant topline, profit and cash flow growth while re-baselining our cost structure. The speed and success of the integration and our financial performance today reflect the operational excellence of the team that pioneered online ticketing marketplaces and is leading our mission to create the global destination for consumers to access live events and experiences.

Our Strategy for Growth

Our growth strategies are focused on extending the competitive strengths of our business.

Grow Adoption of Our Marketplace Globally

Grow Our Global Base of Buyers

We intend to grow our global base of buyers to increase the audience of our marketplace, our geographic reach and distribution capabilities. In 2024, buyers purchased over 40 million tickets on our marketplace. We believe the nearly universal demand for live events means there are still a significant number of potential buyers in the countries where our marketplace currently offers tickets to live events, who will be attracted to our marketplace as our audience-content flywheel accelerates. We also intend to grow our buyer base by expanding the depth of events on our marketplace, covering more live events taking place all around the world. Lastly, as more buyers purchase tickets on our marketplace, we will be able to generate more data insights into buyer behavior, allowing us to enhance our personalization capabilities and provide more value to buyers.

Grow Our Global Base of Sellers

We intend to grow our global base of sellers and the content on our marketplace and the selection and breadth of global live event inventory they provide. In 2024, approximately over 1 million sellers sold over 40 million tickets on our marketplace. We will continue to expand the availability of our technology to sellers of all types who can benefit from our ability to optimize their revenue and attendance, which we believe will further accelerate our audience-content flywheel.

Grow International Penetration and Unlock More Inventory

The secondary ticketing market outside of North America is more fragmented and takes place predominantly offline. We believe the value proposition we provide fans and sellers applies to all markets globally. Accordingly, we expect international markets to follow the same trend as North America. As a secondary ticketing market leader, we believe that we are well-positioned to benefit as transaction activity migrates to online channels. We are focused on gaining market share in regions where we already have a strong presence such as Europe, as well as expanding into countries where our presence is lower, such as Japan, and entering new countries and territories. We see significant opportunity to continue to grow our international presence and believe increasing online ticket adoption and secondary penetration globally will provide durable growth for our marketplace.

Expand Adoption of Our Direct Issuance Offerings

In 2024, we surpassed $100 million of annual direct issuance GMS transacted on our marketplace and we intend to continue to grow our relationships with content rights holders and invest in growing our engaged audience of fans to power our distribution and accelerate our audience-content flywheel. We believe our value proposition, providing broadened distribution and superior pricing intelligence through an open distribution model, is well-positioned to attract more content rights holders to use our direct issuance solution. We aim to expand our offerings to include a full suite of services for content rights holders seeking to use StubHub for direct issuance to make accessing our marketplace at scale as seamless as possible.

Continue Extending our Technology and Products for Buyers and Sellers

Our technology is built to support innovation, and we have a track record of launching new features and services for buyers and sellers. While we currently manage the services for our fans from end-to-end, including marketing, payment, fulfillment and customer support for all tickets sold on our marketplace, we see additional opportunities to further extend our offerings. Historically, our buyer products and services have focused primarily on demand fulfillment. We see an opportunity to continue developing innovative products for buyers in order to further enhance event discovery and personalization and drive demand creation by converting more fans to buyers and increasing their transaction frequency. Similarly, while our seller products today are primarily focused on inventory management and pricing intelligence, we plan to add additional features to our seller products and tools to continue reducing friction for sellers to list and sell their tickets on our marketplace.

Improve the Monetization of Our Marketplace Through Advertising

There are meaningful sources of additional monetization of our marketplace activity that we do not offer today and intend to offer in the future. For example, we believe that the range of options to enable advertising on our marketplace is broad, and that the scale, depth and high purchasing intent of our user engagement provide an opportunity to sell banner ads and promoted listings, among other types of advertising, in a similar manner to other scaled digital marketplaces. Given the existing infrastructure and traffic on our marketplace, we believe that monetizing through advertising will require minimal incremental investment.

Expand into Adjacent Market Opportunities Across Live Entertainment

In addition to ticketing, we see a number of growth opportunities to capture a portion of adjacent live event markets, such as sports betting and sports and music merchandising. Sports is one of the largest categories of ticket sales on StubHub, and we believe that over time we can leverage our proprietary data to monetize sports betting through partnerships, sponsorships and lead generation. Event merchandise, including jerseys and concert memorabilia, are a ubiquitous element of the live event experience. We intend to partner with content rights holders to enable them to leverage our distribution to sell merchandise to fans. Given our existing fan and seller relationships, we believe these are natural extensions of our marketplace that we intend to address over time.

Expand into Additional Live Event and Experience Categories

While our marketplace was built to handle large experiences across sports, music, theater, comedy and other genres, it is extensible across events and experiences regardless of their size, geographic location or venue. We believe our strategic position in the live events ecosystem positions us to work with sellers of other live experiences. For example, expanding our offering to include tickets for tours, attractions, museums, cinemas, esports and other experiences is a logical next step for our marketplace. We believe that our end-to-end technology, global distribution, data and brand will enable us to address more types of experiences. Our ultimate vision is to make it possible to purchase any ticket to any live event or experience on our marketplace.

Our Products and Services for Buyers

Our marketplace serves as a starting point for fans to access tickets to live events. Our products and services for buyers are designed to help them find and purchase tickets to the events they are most interested in across a variety of parameters. Our ambition is for all tickets to all events globally to eventually be available for purchase on our marketplace.

Website and Mobile Application

Buyers can visit our marketplace through StubHub and viagogo interfaces on desktop, tablet, mobile web and mobile applications on iOS and Android. We have built a number of capabilities across website and mobile applications to ensure that buyers have a frictionless transaction experience. These capabilities include:

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Live event search. We allow buyers to sort through our broad live event catalog using filters such as time, location, genre and price, among others. For example, our “best seats” filter allows buyers to see the highest quality seats within a venue, considering several factors including seat location, seat details—such as an aisle seat—and other amenities, such as a parking pass. Additionally, we leverage location data of buyers across our website and mobile application to highlight live events occurring in their proximity.

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Price comparison. Our depth of inventory allows us to offer buyers a variety of tickets across dates, venues and locations. To facilitate a frictionless purchasing experience, our platform enables buyers to compare prices across a number of these parameters. Our platform also gives buyers the ability to view prices with estimated fees to provide them with transparency and comfort in their purchase.

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Frictionless payment experience. Buyers are able to use all major credit cards, debit cards and other payment methods including StubHub gift cards, PayPal, Apple Pay and Google Pay. Additionally, we have partnered with Affirm to provide buyers with financing options for larger purchases.

FanProtect Guarantee for Buyers

The StubHub FanProtect Guarantee promises that buyers who transact on our marketplace will receive valid tickets to the event or their money back, which allows buyers to purchase with confidence. In rare instances when there is an issue with an order, our customer support team works to help buyers find replacement tickets. If an event is canceled and not rescheduled, buyers have the option of receiving a credit or cash refund.

Deep Customer Support

We have made significant investments in customer support to help buyers with any issues that they may face. Our network of 24/7 customer support teams are based in multiple call centers around the world and are proficient in many languages. Our support teams provide a wide range of services for buyers throughout their transaction experience, from helping them secure tickets to highly sought-after events to tracking order delivery status to finding replacement tickets should any issue arise with an order.

Our Products and Services for Sellers

Our marketplace helps fans sell tickets to any event, regardless of the number of tickets they are selling. Our products and services enable sellers to list, price, manage and effectively sell their inventory in a secure manner.

Inventory Management

We offer sellers a comprehensive inventory management solution with the ability to create, update, delete and manage their listings all from a single dashboard view. The solution generates unique barcodes for mobile and desktop listings that enable tickets to be transferred between devices and used for event entry.

Pricing Tools and Price Guidance

We leverage our proprietary live events data to provide pricing recommendations to sellers. For sellers with single listings, our price comparison tool makes it easy to gauge the premium or discount of their offering compared to similar active listings. For sellers with multiple listings, we offer more advanced pricing features such as market insights and price comparisons to other events. Our tools also give sellers the ability to set alerts to better manage their inventory and pricing in real-time as the event approaches.

Customer Analytics and Engagement

We enable our sellers to better manage their businesses by providing a deeper lens into their end-customers’ behavior and engagement. Our solution provides a transparent view into the buyer journey to better inform our sellers and help them optimize their listings.

Accounting Tools

We provide our sellers with key accounting tools to help sellers track their sales data.

FanProtect Guarantee for Sellers

Our FanProtect Guarantee also covers sellers, allowing them to sell tickets with confidence in the security of the sale. The guarantee promises sellers that it is free to list tickets, that they are able to set their price and adjust it at any time before the tickets are sold and that they will receive hassle-free and timely payment.

Deep Customer Support

Our customer support infrastructure helps sellers resolve any issues they may encounter from listing, pricing and fulfillment of their tickets to utilization of our seller tools. We leverage the same global, multi-lingual customer support network that we have built for our buyers to support our sellers.

Sales and Marketing

Our sales and marketing strategy is designed to attract a large number of buyers and sellers to our marketplace. We do this through multiple means. We leverage the complementary strengths of our brands and our expertise in performance marketing globally to drive efficient customer acquisition costs.

StubHub has historically pursued a brand marketing-driven strategy and over 40 years of marketing in the space has led to 84% brand awareness in the U.S., according to the 2024 StubHub Brand Study. This allows us to attract most buyers organically through our brand awareness. We supplement organic traffic with performance marketing, which is focused on attracting high-intent visitors to our sites through search engine marketing and social media marketing.

StubHub Acquisition and U.K. Competition and Markets Authority Final Report

On February 13, 2020, we entered into a stock purchase agreement to acquire StubHub from eBay for $4,114.1 million in cash consideration. The U.K. CMA undertook an investigation of the StubHub Acquisition and concluded that the combination of StubHub and viagogo had resulted, or may be expected to result, in a substantial lessening of competition within the supply of uncapped secondary ticketing platform services for the resale of tickets to U.K. events. The U.K. CMA ultimately required us to undertake a divestiture of the international operations of the StubHub business. The final undertakings in connection with the StubHub Acquisition and the final report from the U.K. CMA relating to the divestiture of the StubHub international business were implemented in September 2021, allowing us to begin full operational integration of the two businesses.

Prior to this and in connection with the same investigation, the U.K. CMA issued orders dated February 7, 2020 and July 3, 2020 (referred to as “hold separate orders”) that required us to pause any action related to the integration of StubHub with the viagogo business to ensure that no action was taken which might prejudice or impede the taking of any action by the U.K. CMA. As a result of the U.K. CMA investigation (including particularly the hold separate orders), we could not proceed with full integration of the two businesses until the U.K. CMA completed its investigation. Notwithstanding the hold separate orders, under the supervision of a monitoring trustee, we were permitted to make resource allocation decisions on a combined basis and take certain cost reduction measures during the pendency of the hold separate orders, in part, due to the unique circumstances of the COVID-19 pandemic. On October 22, 2020, the U.K. CMA provisionally found that the completed acquisition had resulted, or may be expected to result, in a substantial lessening of competition. The U.K. CMA also published a notice of possible remedies with the provisional findings on October 23, 2020.

In January 2021, we submitted a remedy proposal to the U.K. CMA that comprised the divestiture of StubHub’s international business, including its business in the U.K., together with certain behavioral measures (the “Remedy”). On February 2, 2021, the U.K. CMA issued its final report in which it concluded that the Remedy was its preferred remedy and that the integration of the StubHub business could proceed subject to the Remedy. The Remedy would allow the purchaser of the StubHub international business to compete successfully in the U.K. on an ongoing basis, and provide an attractive foundation for the growth of that business. On April 9, 2021, we provided final undertakings to the U.K. CMA to implement the Remedy, which the U.K. CMA accepted. On August 6, 2021, we entered into a share purchase agreement to sell the StubHub international business, and the divestiture was completed on September 3, 2021 (the “Divestiture Closing Date”). The U.K. CMA issued its case closure summary on September 8, 2021, which brought its investigation to a close. Following the completion of the divestiture and the U.K. CMA’s investigation, we began full operational integration of the undivested StubHub business with viagogo.

In connection with the approval of the StubHub Acquisition and closing of its investigation, the U.K. CMA accepted the final undertakings in connection with the divestiture, which provided certain measures for implementing the divestiture. The post-closing obligations imposed on us by the final undertakings include, among other things: (i) that we refrain from using the StubHub brand (including in advertisement text or in links to websites) to target customers (using geographic targeting mechanisms available on the search engine advertising platforms) based in North America seeking U.K. live events using paid search advertising (including Google and other search engines) for a period of five years from the Divestiture Closing Date; (ii) that we refrain from relisting the original StubHub mobile app on the Apple and Google app stores outside of North America for a period of 10 years from the Divestiture Closing Date; (iii) that we implement a mechanism to redirect buyers or sellers of tickets to U.K. live events from our website to the website of the purchaser of the StubHub international business for a period of five years from the Divestiture Closing Date; (iv) that we refrain from listing any tickets to U.K. live events on the StubHub North America domains for a period of five years from the Divestiture Closing Date; (v) that we implement a mechanism to redirect all buyers or sellers who appear to be located in the U.K. based on location settings of the customer’s device from the original StubHub mobile app to the mobile app of the purchaser of the StubHub international business for a period of five years from the Divestiture Closing Date; and (vi) that we refrain from displaying any inventory for U.K. live events on the original StubHub mobile app for a period of five years from the Divestiture Closing Date. In addition, the post-closing obligations require us to appoint a monitoring trustee, subject to approval by the U.K. CMA, to oversee the website and mobile redirection mechanisms, at our cost, and to provide any access or information that the monitoring trustee may require for the duration of the redirection mechanisms.

The sale of the StubHub international business was completed on September 3, 2021, pursuant to the share purchase agreement entered into on August 6, 2021 between us and a third party. No cash consideration was received from the buyer for the sale of the business, and we provided aggregate cash funds of $45.4 million to the buyer, which included working capital adjustments, and have agreed to indemnify the buyer for up to $23.0 million of claims (subject to certain additional baskets for breaches of our ancillary documents and litigation- and tax-related matters, in addition to an overall carve out to the cap for fraud claims). The transaction also includes a customary purchase price adjustment for working capital and indebtedness.

Competition

We operate in a highly competitive environment. As we seek to continue growing our marketplace globally, we face competition in attracting buyers and sellers.

We compete to attract and retain buyers to and on our marketplace, as buyers have a range of options to search and discover tickets for live events and experience. We compete for buyers based on many factors, including differentiated inventory, our brands, ease of use of our marketplace and the trust and safety of our offerings. We compete to attract and retain sellers on our platform to list their tickets, as sellers have a range of options for doing so. We compete for sellers based on many factors including the scale of our buyers, ease of use of our marketplace, our brands and seller trust and security.

We believe we compete favorably based on multiple factors, including the global scale and geographic reach of our marketplace, the strength and loyalty of our buyers and sellers, our brands, organic traffic, differentiated breadth and depth of our inventory, our product functionality, including payments, security protections, and the extensibility of our platform.

Intellectual Property

Our business relies substantially on the creation, use and protection of intellectual property related to our platform and services. We place great value on the protection of our intellectual property. We protect our intellectual property through a combination of intellectual property rights, including numerous trademarks, service marks domain names, copyrights, trade secrets and patents, as well as through contractual protections with employees, contractors, customers, suppliers and others.

We have registered domain names, trademarks and service marks in the U.S. and numerous foreign countries, and we have filed U.S. and foreign patent applications and have obtained U.S. and foreign patents. Our principal trademarks include viagogo, StubHub and FanProtect. While the duration of trademark registrations varies from country to country, trademarks are generally valid and may be renewed indefinitely so long as they are in use and their registrations are properly maintained.

Protecting our intellectual property can be costly and time consuming given the expanse of jurisdictions in which we operate, and third-party infringement claims may arise from time to time. For more information, see “Risk Factors—Risks Relating to Information Technology, Cybersecurity and Intellectual Property—If we fail to adequately protect or enforce our intellectual property rights, our competitive position and our business could be materially adversely affected.”

As part of the U.K. CMA final undertakings, we have exclusively licensed the trademarks and domain names associated with the StubHub brand outside of the U.S. and Canada to the acquirer of the StubHub international business. In addition, we have also exclusively licensed certain patents, inventions and other technology subsisting in the StubHub platform on a worldwide basis to the same entity.

Government Regulation

Government regulation impacts key aspects of our business. These laws and regulations govern matters such as privacy, data protection, intellectual property, competition, consumer protection, ticketing, payments, anti-corruption, anti-money laundering compliance, transmitting money, billing and e-commerce, labor and employment and taxation, among other matters. For example, we are required to comply with federal, state and international laws, regulations and other standards designed to protect personal data, including the California Consumer Protection Act, the GDPR and the PCI Data Security Standard, which govern privacy and the storing, sharing, use, disclosure and protection of personally identifiable information and user data, an area that is increasingly subject to legislation and regulations in numerous jurisdictions.

We are required to comply with laws, regulations and rules of various jurisdictions with respect to commerce, including the Federal Trade Commission Act of 1914. We are subject to consumer protection laws applicable to all consumer services and all digital platforms. Moreover, we are subject to laws, regulations and rules of various jurisdictions with respect to original issuance and secondary ticketing services, including the Better Online Ticket Sales Act of 2016. Certain jurisdictions have laws that require registration or license for the secondary ticketing business and/or provide limitations on the ability of ticket sellers to resell tickets. From time to time, federal, state, local and international authorities and/or consumers commence investigations, inquiries or litigation with respect to our compliance with applicable consumer protection, advertising, unfair business practice, antitrust (and similar or related laws) and other laws. Some jurisdictions prohibit the resale of event tickets (anti-scalping laws) at prices above the face value of the tickets or at all, or highly regulate the resale of tickets, and new laws and regulations or changes to existing laws and regulations imposing these or other restrictions could limit or inhibit our ability to operate, or our users’ ability to continue to use, our platform. We regularly work with outside counsel to support our compliance with such laws and regulations and adjust our secondary ticketing policies accordingly.

In addition, ticketing laws and regulations vary among jurisdictions, and it is unclear how such laws will be applied to our business as a result of the COVID-19 pandemic. As a result of the COVID-19 pandemic, we experienced a high volume of event reschedules, postponements and cancellations and made certain changes to our refund practices. Such changes to our refund practices drew the attention of, and inquiries from, various U.S. state attorneys general and other federal regulators, and resulted in publicly filed settlements with certain U.S. state attorneys general, as described above in “Risk Factors—Risks Relating to Government Regulation and Litigation.”

We are subject to laws and regulations that affect companies conducting business on the internet in many jurisdictions where we operate. With the continued state adoption of internet sales tax laws and marketplace facilitator laws, more buyers will encounter sales tax for the first time on our platform in the future. Tax collection responsibility and the additional costs associated with complex sales and use tax collection, remittance and audit requirements could create additional burdens for buyers and sellers on our website and mobile app.

Many of the laws and regulations to which we are subject are still evolving and being tested in courts and could be interpreted in ways that could harm our business. In addition, the application and interpretation of these laws and regulations often are uncertain, particularly in the rapidly evolving industry in which we operate. Compliance with these laws, regulations and similar requirements may be onerous and expensive, and variances and inconsistencies from jurisdiction to jurisdiction may further increase the cost of compliance and doing business. As we expand and localize our international activities, we are increasingly becoming obligated to comply with additional laws of countries or markets in which we operate. In addition, because our services are accessible worldwide and we facilitate sales of goods and provide services to users worldwide, one or more jurisdictions may claim that we or our users are required to comply with their laws based on the location of our servers or one or more of our users, or the location of the product or service being sold or provided in an e-commerce transaction. We may be subject to multiple overlapping legal or regulatory regimes that impose conflicting requirements on us (e.g., in cross-border trade).

Data Privacy and Security

Maintaining the trust of buyers and sellers who use our platform is fundamental to our success. Compliance with applicable data protection, data privacy and security laws, rules, regulations, policies, industry standards and other legal obligations regulating the collection, storage, sharing, disclosure, transfer, use and other processing of personal data is integral to our business strategy and to the creation and maintenance of trust in our platform. We take a variety of technical and organizational security measures and other procedures and protocols designed to protect our data and information, including personal data and other data pertaining to buyers and sellers, employees and other parties, and to maintain compliance with changing domestic and international data privacy regulations. Our policies and procedures detail operational requirements that are designed to support system specifications, security commitments and compliance with relevant laws and regulations, and we evaluate these control mechanisms and our data privacy and security related risks internally on an ongoing basis.

Despite certain systems and processes that are designed to protect information and prevent security breaches or incidents, we may be unable to anticipate or prevent accidental or unauthorized access to or processing of data. In addition, the personal data that we collect, especially financial information, is regulated by multiple laws, including several data privacy laws. Such laws may be interpreted and applied inconsistently from country to country. In many cases, these laws apply not only to third-party transactions, but also to transfers of information between or among ourselves, our subsidiaries and other parties with which we have commercial relationships. See “Risk Factors—Risks Relating to Information Technology, Cybersecurity and Intellectual Property—Cybersecurity risks, data loss or other security incidents could materially harm our business and results of operations, and the processing, storage, use and disclosure of personal data or sensitive information could give rise to liabilities and additional costs as a result of governmental regulation, contract disputes, litigation and conflicting legal requirements relating to personal privacy rights and security of sensitive information” for more information.

Facilities

Our principal executive office is located at 175 Greenwich Street, 59th Floor, New York City, New York 10007 and consists of approximately 44,000 square feet of space under a lease that expires in September 2026. We also lease additional office spaces in New York, Irvine, Ireland, Switzerland, Malta, Atlanta and Los Angeles. We lease all of our facilities and do not own any real property. We intend to procure additional space in the future as we continue to add employees and expand geographically. We believe our facilities are adequate and suitable for our current needs and that, should it be needed, suitable additional or alternative space will be available to accommodate our operations.

Our People and Human Capital Resources

We aim to hire driven, courageous, inventive and diverse team members. We foster a richly diverse culture that accepts and encourages the ideas of all people to fuel further innovations and drive the continued growth of the business. Therefore, diversity and inclusion are a key priority for us as a company, as it is both imperative to our business success as well as a fundamental part of our core values. Our diversity and inclusion initiatives include Communities of Inclusion, which are employee-led, leader-sponsored groups that promote a culture of belonging with chapters all over the world.

Our employees are based in locations around the world, including key hubs in New York, Los Angeles, Atlanta, Ireland and Switzerland. As of March 7, 2025, we had 918 full-time employees, including 260 employees outside of the U.S. Of our full-time employees, 370 employees provided customer service support.

None of our employees are represented by a labor union or subject to a collective bargaining agreement. We have not experienced any work stoppages due to employee disputes, and we believe our relationship with our employees to be good.

Our human capital resources objectives include, as applicable, identifying, recruiting, retaining, incentivizing and integrating our existing and additional employees. The principal purposes of our equity incentive plans are to attract, retain and motivate selected employees, consultants and directors through the granting of stock-based compensation awards and cash-based performance bonus awards.

Legal Proceedings

We are involved in legal and regulatory proceedings, claims and inquiries on an ongoing basis in the ordinary course of our business. Other than as set out below, we are not presently a party to any legal proceedings that we believe, if determined adversely to us, would individually or taken together have a material adverse effect on our business, results of operations, financial condition or cash flows. However, certain of these legal and regulatory proceedings, claims and governmental inquiries are in early stages and may result in an indeterminate amount of liability. The results of any current or future legal or regulatory proceeding, claim or inquiry cannot be predicted with certainty, and regardless of the outcome, any such matter could have an adverse impact on us because of defense and settlement costs, diversion of management resources, and other factors.

COVID-19 Refund Policy Investigations

On March 25, 2020, StubHub modified its refund policy under its FanProtect guarantee so that it only provided for marketplace credit for events canceled due to the COVID-19 pandemic, rather than a cash refund as previously guaranteed. Following the change in policy, regulatory investigations were commenced by the Federal Trade Commission and over ten U.S. state attorneys general. As the effects of the COVID-19 pandemic on public events began to subside, StubHub, in May 2021, announced a program to offer impacted fans the opportunity to choose between a cash refund for tickets to events that had been cancelled during the pandemic or to retain their marketplace credit. StubHub subsequently entered into settlement agreements with 12 state attorneys general whereby StubHub among other things, agreed to offer cash refunds, the majority of which StubHub had already provided and paid through its aforementioned May 2021 program, and in the case of California agreed to make an additional monetary payment of approximately $0.3 million. We continue to have discussions with certain other regulatory agencies in the U.S. related to our COVID-19 refund policies and practices and may reach resolutions with such agencies. Because, as noted above, StubHub has already offered relevant refunds to impacted fans, StubHub does not believe that future resolutions will require the payment of any material fines or other relief that will negatively impact the business.

Tax Matters

In the fourth quarter of 2023, we initiated an evaluation of our potential tax withholding obligations in various jurisdictions including U.S. states and foreign jurisdictions and determined instances where indirect tax contingencies exist. As of December 31, 2024 and 2023, we had accrued $16.3 million and zero within accrued expenses and other current liabilities, respectively, and $88.1 million and $74.4 million within other non-current liabilities, respectively, where we believe we may have a filing obligation and exposure for tax, penalties and interest as result of these tax contingencies. However, our estimated liabilities for these tax matters are still preliminary and subject to the administrative, regulatory or judicial processes in those jurisdictions. We received sales and use tax assessments from a U.S. state department of revenue regarding our sales tax withholding practice. Pending the final resolution of this matter, we had accrued a liability, within other non-current liabilities, of $48.9 million and $45.8 million as of December 31, 2024 and 2023, respectively. In addition, we also received a dispute from a non-U.S. taxing authority for value-added taxes related to certain sales in prior periods. In the third quarter of 2024, without admitting any misconduct, we offered to settle the matter with the non-U.S. taxing authority. We have accrued a liability within accrued expenses and other current liabilities, of $26.6 million and zero as of December 31, 2024 and 2023, respectively.

District of Columbia Regulatory Matter

On February 6, 2024, we received a letter and subpoena from the Attorney General of the District of Columbia (the “D.C. AG”) regarding allegations that certain features of our website, including the all-in pricing feature, violated the District of Columbia Consumer Protection Procedures Act (the “D.C. CPPA”). We cooperated with such inquiry, producing such information that was responsive to the subpoena. Following its review of publicly available information and the information that we provided, the D.C. AG has informed us that it believes that certain of our practices have violated the D.C. CPPA. On August 1, 2024, we were served with a complaint by the D.C. AG. Our review of the complaint and our discussions on this matter are at an early stage and are ongoing. While we believe that our commercial practices comply with applicable laws, a resolution of this matter may include a monetary fine and/or injunctive relief. Due to the ongoing nature of the review and uncertainties involved, it is not possible to estimate a reasonable range of potential loss at this time.

New York Attorney General Investigation

On July 8, 2024, we received a non-public inquiry letter from the Office of Attorney General for New York (the “N.Y. AG”) requesting information relating to our compliance with the State of New York’s “all-in-pricing” law for tickets. On July 24, 2024, we responded to the N.Y. AG’s request, and at this time, it is too early to determine the amount or range of the potential loss should any unfavorable outcome materialize.

Spotlight Ticket Management Inc. v. StubHub

We are party to a legal proceeding with Spotlight Ticket Management, Inc. (“Spotlight”), who is alleging, among other things, that we underpaid certain of the commissions owed to Spotlight pursuant to their contractual agreements and intentionally interfered in Spotlight’s ongoing partnerships with other parties in an effort to adversely impact Spotlight’s business. The proceeding, entitled Spotlight Ticket Management, Inc. v. StubHub, Inc. et al, was filed in the Superior Court of the State of California on June 23, 2020. On May 24, 2024, a jury rendered a verdict in favor of Spotlight and awarded Spotlight $16.4 million. As of December 31, 2024, we accrued $16.4 million within other non-current liabilities in connection with the verdict and in connection with the appeal process, on November 26, 2024, we posted a $24.6 million appeal bond. Final judgment was entered into by the Superior Court on November 19, 2024, as modified on January 31, 2025. We filed a notice of appeal on February 28, 2025. Spotlight filed its notice of cross-appeal on March 18, 2025. Depending on the outcome of the exercise of our appeal rights, it is reasonably possible that the damages owed by us could materially change.

MANAGEMENT

The following table sets forth information regarding our executive officers, directors and director nominees as of March 19, 2025:

Name	Age	Position(s)
Executive Officers and Employee Directors
Eric H. Baker	51	Founder, Chairman and Chief Executive Officer
Connie James	43	Chief Financial Officer
Nayaab Islam	38	President and Chief Product Officer
Artem Yegorov	44	Chief Technology Officer
Mark Streams	51	Executive Vice Chairman, General Counsel and Director
Non-Employee Directors
Sameer Bhargava(1)(2)	51	Director
Jeffrey Blackburn(1)(3)	55	Director Nominee
Rajini Sundar Kodialam(1)(3)	57	Director Nominee
Jeremy Levine(2)	51	Director
Thomas A. Patterson(3)	59	Director Nominee

(1)	Member of the audit committee.
(2)	Member of the compensation committee.
(3)	Each individual will join our board of directors immediately upon the effectiveness of the registration statement of which this prospectus forms a part.

Executive Officers and Employee Directors

Eric H. Baker founded StubHub in 2000 and founded viagogo in 2006. He has served as our Chief Executive Officer and Chairman of the board of directors since 2006. Prior to founding StubHub and viagogo, Mr. Baker worked for McKinsey & Company, a management consulting firm, from 1995 to 1997 and Bain Capital, a private equity firm, from 1997 to 1999. Mr. Baker holds a Bachelor of Arts from Harvard College and received an MBA from Stanford Business School. We believe Mr. Baker’s experience in the industry and extensive business knowledge qualifies him to serve on our board of directors.

Connie James has served as our Chief Financial Officer since August 2023. Ms. James joined us from Light & Wonder (NASDAQ: LNW and ASX: LNW), a games and entertainment company, where she worked from January 2020 to August 2023 and most recently served as Chief Financial Officer, Treasurer and Corporate Secretary. From March 2019 to January 2020, Ms. James worked at Cargill, a global agriculture company, where she served as a Corporate Vice President of Finance. Prior to Cargill, she spent seven years at Aristocrat Leisure (ASX: ALL), a gaming and technology company, where she held the role of Chief Financial Officer of the Global Land Based Gaming division. Ms. James also previously served as a member of the board of directors of SciPlay Corporation. Ms. James holds a Bachelor of Science from the University of Nevada, Las Vegas and is a licensed CPA in the State of Nevada.

Nayaab Islam has served as our President since 2022 and as our Chief Product Officer since 2020. He has also served as the Chief Product Officer of viagogo since 2019 and in various other roles at viagogo since August 2007. Mr. Islam holds both a Bachelor of Arts and Master of Arts from the University of Cambridge.

Artem Yegorov has served as our Chief Technology Officer since March 2022. Before joining StubHub, Mr. Yegorov served as Senior Vice President of Research and Development at The Trade Desk, a digital advertising technology company, since March 2014.

Mark Streams was appointed as our Executive Vice Chairman in April 2024. He has served as our General Counsel since 2011 and member of the board of directors since 2016. Mr. Streams holds a Bachelor of Arts from Duke University and a Juris Doctor from Harvard Law School. We believe Mr. Streams’ experience in the industry and extensive legal knowledge qualifies him to serve on our board of directors.

Non-Employee Directors

Sameer Bhargava has served on our board of directors since 2016. Mr. Bhargava has served since September 2022 as Chief Executive Officer of the Asset Solutions Group and Executive Vice President for Clark Construction Group LLC. Mr. Bhargava previously served as Chief Financial Officer and Executive Vice President of Clark Construction’s Asset Solutions Group from 2016 to 2022. Prior to joining Clark Construction, Mr. Bhargava worked at The Carlyle Group from 2003 to 2016, as a Managing Director in their US Buyout funds and as head of Corporate Development. Prior to joining The Carlyle Group, Mr. Bhargava held a variety of roles at Bain Capital, Advent International, and McKinsey & Company. Mr. Bhargava is a board member of The Economic Club of Washington D.C., part of the Dean’s Leadership Council at Harvard’s Graduate School of Design, and a member of the DMV Regional Congress. Mr. Bhargava holds a Bachelor of Arts with honors in Biology from Harvard College and a Master of Business Administration with distinction from Harvard Business School. We believe that Mr. Bhargava’s extensive business knowledge and experience in the financial services sector qualifies him to serve on our board of directors.

Jeffrey Blackburn is expected to serve on our board of directors following this offering. Mr. Blackburn has held various positions at Amazon.com, Inc. for over two decades and served on its senior executive team for over a decade, including serving as Senior Vice President of Global Media & Entertainment from 2021 to 2023, Senior Vice President of Worldwide Business Development, Advertising & Entertainment from 2007 to 2020 and Vice President of Business & Corporate Development from 2004 to 2006. From March 2021 to May 2021, Mr. Blackburn served as a general partner and a member of the management committee of Bessemer Venture Partners, a venture capital and private equity firm. From 1995 to 1998, Mr. Blackburn worked as an investment banker at Morgan Stanley and Deutsche Bank. Mr. Blackburn currently serves as a member of the board of directors of Roku, Inc., DoorDash, Inc. and Universal Tennis LLC aka UTR Sports. Mr. Blackburn holds an MBA from Stanford Business School and an AB in economics from Dartmouth College. We believe that Mr. Blackburn’s extensive experience in the digital media and technology industries qualifies him to serve on our board of directors.

Rajini Sundar Kodialam is expected to serve on our board of directors following this offering. Ms. Kodialam is an accomplished entrepreneur, co-founder, Chief Operating Officer and board director with over 25 years of experience driving sustainable business growth in financial services. Ms. Kodialam is Co-Founder Emeritus of Focus Financial Partners, a leading international partnership of independent wealth management firms. Ms. Kodialam served as Board Member and Chief Operating Officer of Focus Financial Partners (Nasdaq: FOCS) from July 2018 till September 2023, and as Co-Founder & Managing Director from 2006 to 2018. Prior to co-founding Focus, Ms. Kodialam worked at American Express from 1998 to 2005 where she served as a Vice President from 1999 to 2005, managing interactive services for the U.S. Consumer Card and Travel businesses. Prior to joining American Express, Ms. Kodialam was with McKinsey & Company. Ms. Kodialam holds a Bachelor of Arts from Delhi University, India, a Post Graduate Diploma in Management from the Indian Institute of Management, Ahmedabad and a Master of Business Administration from the Columbia University Graduate School of Business. We believe that Ms. Kodialam’s experience as founder and board member of several companies and her work in the financial services and consumer technology industries qualifies her to serve on our board of directors.

Jeremy Levine has served on our board of directors since March 2025. Since 2001, Mr. Levine has served as a partner at Bessemer Venture Partners, a venture capital and private equity firm, where his investment experience includes entrepreneurial startups and high growth companies including consumer internet, consumer software and business software and services. Prior to joining Bessemer, Mr. Levine was Vice President of Operations at Dash.com Inc., an internet software publisher, from 1999 to 2001. Prior to Dash, Mr. Levine was an Associate at AEA Investors from 1997 to 1999. Previously, Mr. Levine was with McKinsey & Company as a management consultant from 1995 to 1997. Mr. Levine currently serves on the board of directors of Pinterest, Inc. and Shopify, Inc. and several private companies. Mr. Levine previously served on the board of directors of other certain public companies, including but not limited to, Yelp from 2005 to 2019. Mr. Levine graduated with a Bachelor of Science in Computer Science from Duke University. We believe that Mr. Levine’s experience as a public and private company board director and in the investment, consumer internet, and consumer software spaces qualifies him to serve on our board of directors.

Thomas A. Patterson is expected to serve on our board of directors following this offering. Since 2005, Mr. Patterson has served as a General Partner at Madrone Capital Partners, an investment firm based in Menlo Park, California, where he has focused on investments in founder/family-owned businesses, the emerging middle class abroad and technology. Prior to joining Madrone, Mr. Patterson was at Weston Presidio, a private equity firm focused on growth equity and leveraged buyout transactions, from 1995 until 2004. Prior to Weston Presidio, Mr. Patterson worked for four years at McKinsey & Company, focused on the financial services and building materials industries. Mr. Patterson currently serves on the board of directors of Castleton Commodities and Teya Holdings Ltd. Mr. Patterson has previously served on the board of directors of StoneCo Ltd., a public financial technology company, from 2018 to 2022, as well as Barry-Wehmiller and Oportun Financial Corp. He is active in environmental conservation and Chairman of the Stanford Natural Capital Project Advisory Board. Mr. Patterson holds an MBA from Harvard Business School and an AB in history from Harvard College. We believe that Mr. Patterson’s extensive experience and background in the financial services sector and working with founder-led businesses qualifies him to serve on our board of directors.

Family Relationships

There are no family relationships among any of our directors or executive officers.

Composition of our Board of Directors

Our board of directors will be composed of eight members upon the effectiveness of the registration statement of which this prospectus forms a part. Our amended and restated certificate of incorporation will provide that the number of directors of our board shall be established from time to time by our board. Mr. Baker will serve as the chair of the board of directors.

Director Independence

Our board of directors has undertaken a review of the independence of our directors and director nominees and considered whether any director or director nominee has a material relationship with us that could compromise that director’s ability to exercise independent judgment in carrying out that director’s or director nominee’s responsibilities. Our board of directors has affirmatively determined that each of our directors and director nominees, other than Messrs. Baker and Streams, is an “independent director,” as defined under the rules of the NYSE. In making these determinations, our board of directors considered the current and prior relationships that each director and director nominee has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each director and director nominee and the transactions involving them described in the section titled “Certain Relationships and Related Party Transactions.” In addition to determining whether each director and director nominee satisfies the director independence requirements set forth in the listing requirements of the NYSE, in the case of members of the audit committee, our board of directors made an affirmative determination that such members also satisfy separate independence requirements and current standards imposed by the SEC and the NYSE. Mr. Baker, our Founder and Chief Executive Officer, controls more than 50% of our combined voting power. As a result, upon the completion of this offering, we will be a “controlled company” within the meaning of the corporate governance standards of the NYSE. Under these rules, a listed company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may, and intend to, elect not to comply with certain corporate governance requirements. We currently do not plan to establish a nominating and corporate governance committee composed of entirely independent directors as permitted by these exemptions.

Leadership Structure of the Board

Our amended and restated bylaws and corporate governance guidelines provide our board of directors with flexibility to combine or separate the positions of chair of the board of directors and Chief Executive Officer and to implement a lead director in accordance with its determination regarding which structure would be in the best interests of our company.

Our board of directors has concluded that our current leadership structure is appropriate at this time. However, our board of directors will continue to periodically review our leadership structure and may make such changes in the future as it deems appropriate.

Role of Board in Risk Oversight Process

Risk assessment and oversight are an integral part of our governance and management processes. Our board of directors encourages management to promote a culture that incorporates risk management into our corporate strategy and day-to-day business operations. Management discusses strategic and operational risks at regular management meetings and conducts specific strategic planning and review sessions during the year that include a focused discussion and analysis of the risks facing us. Throughout the year, senior management reviews these risks with the board of directors at regular board meetings as part of management presentations that focus on particular business functions, operations or strategies and presents the steps taken by management to mitigate or eliminate such risks.

Our board of directors does not have a standing risk management committee, but rather administers this oversight function directly through our board of directors as a whole, as well as through various standing committees of our board of directors that address risks inherent in their respective areas of oversight. While our board of directors is responsible for monitoring and assessing strategic risk exposure, our audit committee is responsible for overseeing our major financial and cybersecurity risk exposures and the steps our management has taken to monitor and control these exposures. The audit committee also approves or disapproves any related person transactions.

Audit Committee

Our audit committee will be responsible for, among other things:

•	appointing, compensating, retaining, evaluating, terminating and overseeing our independent registered public accounting firm;

•	discussing with our independent registered public accounting firm its independence from management;

•	discussing with management and our independent registered public accounting firm our internal controls over financial reporting;

•	reviewing and discussing with our independent registered public accounting firm and management the scope and results of their audit;

•	reviewing and discussing with management and our independent registered public accounting firm the quarterly and annual financial statements and related disclosures that we file with the SEC;

•

reviewing our policies on risk assessment and risk management, including with respect to major financial and enterprise risk, legal and regulatory compliance risk, ESG risk and cybersecurity and data privacy risk;

•	overseeing our cybersecurity and data privacy risk management program and policies;

•	reviewing and discussing our disclosure controls and procedures;

•	reviewing our Code of Conduct;

•	reviewing related person transactions; and

•	establishing procedures for the confidential, anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters.

Our audit committee will consist of Sameer Bhargava, Rajini Sundar Kodialam and Jeffrey Blackburn, with Mr. Bhargava serving as chair. Our board of directors has affirmatively determined Mr. Bhargava, Ms. Kodialam and Mr. Blackburn each meet the definition of “independent director” for purposes of serving on the audit committee under Rule 10A-3 under the Exchange Act and the NYSE rules. Each member of our audit committee also meets the financial literacy requirements of the NYSE listing standards. In addition, our board of directors has determined that Mr. Bhargava will qualify as an “audit committee financial expert,” as such term is defined in Item 407(d)(5) of Regulation S-K. Our board of directors will adopt a written charter for the audit committee, to be effective in connection with the effectiveness of the registration statement of which this prospectus forms a part, which will be available on our principal corporate website at www.stubhub.com. The information contained on, or that can be accessed through, our website is deemed not to be incorporated in this prospectus or to be part of this prospectus.

Compensation Committee

Our compensation committee will be responsible for, among other things:

•	reviewing and approving the corporate goals and objectives with respect to the compensation of our Chief Executive Officer and evaluate our Chief Executive Officer’s performance;

•	overseeing the evaluation of our other executive officers and reviewing and setting, or making recommendations, regarding their performance;

•	reviewing and making recommendations to our board of directors regarding director compensation; and

•	reviewing and approving or making recommendations to our board of directors regarding our incentive compensation and equity-based plans and arrangements.

Our compensation committee will consist of Sameer Bhargava and Jeremy Levine, with Mr. Levine serving as chair. The composition of our compensation committee meets the requirements for independence under the NYSE rules and SEC rules and regulations. Each of Mr. Bhargava and Mr. Levine is a non-employee director, as defined in Section 16b-3 of the Exchange Act. Our board of directors will adopt a written charter for the compensation committee, to be effective in connection with the effectiveness of the registration statement of which this prospectus forms a part, which will be available on our principal corporate website at www.stubhub.com. The information contained on, or that can be accessed through, our website is deemed not to be incorporated in this prospectus or to be part of this prospectus.

Indemnification and Insurance

We maintain directors’ and officers’ liability insurance. Our amended and restated certificate of incorporation and amended and restated bylaws will include provisions limiting the liability of directors and officers and indemnifying them under certain circumstances. We intend to enter into indemnification agreements with all of our directors to provide our directors and certain of their affiliated parties with additional indemnification and related rights. See “Description of Capital Stock—Limitation on Liability of Directors and Indemnification.”

Code of Conduct and Ethics

We will adopt a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions. In connection with the effectiveness of the registration statement of which this prospectus forms a part, our code of business conduct and ethics will be posted on our principal corporate website at www.stubhub.com. In addition, we intend to post on our website all disclosures that are required by law or NYSE listing standards concerning any amendments to, or waivers from, any provision of the code. The information contained on, or that can be accessed through, our website is deemed not to be incorporated in this prospectus or to be part of this prospectus.

Director Compensation

The following table sets forth information concerning the compensation earned by our non-employee directors during the year ended December 31, 2024. Although Messrs. Baker and Streams serve as members of our board of directors, each was employed by us during the year ended December 31, 2024 and did not receive any additional compensation from us for service on our board. In addition, none of our directors other than Mr. Finnegan received compensation from us for service on our board of directors during the year ended December 31, 2024. Accordingly, each has been omitted from the table below. Mr. Finnegan ceased to serve as a non-employee director in March 2025, and at such time Mr. Levine was appointed as a non-employee director.

Name(1)	Fees Earned or Paid in Cash ($)(2)	Stock Awards ($)(3)	Total ($)
Daniel Finnegan(4)	60,000	250,128	310,128

(1)	Mr. Blackburn and Ms. Kodialam are not expected to serve on our board of directors until after this offering and, as such, have been excluded from the table.
(2)	The amount shown represents the annual cash retainers and fees for committee service that were paid in 2024.
(3)

Amounts shown represent the aggregate grant date fair value of stock awards granted during the year ended December 31, 2024 as calculated in accordance with ASC Topic 718. See Note 2, “Basis of Presentation and Summary of Significant Accounting Policies” and Note 17, “Stock-Based Compensation” to our audited consolidated financial statements included elsewhere in this prospectus for the assumptions used in calculating this amount. As of December 31, 2024, Mr. Finnegan held 6,162 RSUs, Mr. Bhargava holds 12,667 stock options, and each of Mr. Blackburn and Ms. Kodialam held 659 shares of restricted Class A common stock. There were no options and no other stock awards held by our non-employee directors as of December 31, 2024.

(4)	Mr. Finnegan ceased to serve as a non-employee director on March 18, 2025.

On November 1, 2021, we entered into a letter agreement with Mr. Finnegan, pursuant to which he would serve as a member of our board of directors. The letter agreement provides that, during the term of his service as a member of our board, he will receive an annual cash retainer of $35,000 for service on the board and $25,000 for service as chair of our audit committee, in each case, payable in equal quarterly installments in arrears. In connection with his appointment to our board in November 2021, Mr. Finnegan received an initial award of RSUs with a grant date fair value of $300,000 under our 2012 Plan, of which 25% of the RSUs vest on the first anniversary of the date of the letter agreement, and 1/48th of the RSUs vest on each monthly anniversary thereafter, subject to his continued service through each such vesting date. Under the letter agreement, Mr. Finnegan will also receive an annual award of RSUs with a grant date fair value of $250,000, of which 25% of the RSUs vest on the first anniversary of the grant date, and 1/48th of the RSUs vest on each monthly anniversary thereafter, subject to his continued service through each such vesting date. The RSUs will be settled on the earliest of (i) the 5-year anniversary of the grant date of the applicable award, (ii) Mr. Finnegan’s separation from service and (iii) a change in control. Mr. Finnegan ceased to serve as a member of our board of directors effective March 18, 2025.

On September 13, 2023, we entered into a letter agreement with Mr. Blackburn, pursuant to which he will serve as a member of our board of directors, upon and in connection with this offering. The letter agreement provides that, during the term of his service as a member of our board, he will receive an annual cash retainer of $50,000, of which $35,000 is allocated for service on the board and $15,000 is allocated for service as a member of our audit committee, in each case, payable in equal quarterly installments in arrears. In accordance with the letter agreement, on September 29, 2023, Mr. Blackburn was granted 659 shares of restricted Class A common stock under the 2022 Plan, which will vest upon the completion of this offering. The letter agreement also provides that, upon completion of this offering, Mr. Blackburn will receive an award of 1,116 shares of our Class A common stock in connection with his commencement of service on our board of directors. Under the letter agreement, Mr. Blackburn will also receive an annual award of RSUs with a grant date fair value of $250,000, of which 25% of the RSUs vest on the first anniversary of the grant date, and 1/48th of the RSUs vest on each monthly anniversary thereafter, subject to his continued service through each such vesting date.

On November 30, 2023, we entered into a letter agreement with Ms. Kodialam, pursuant to which she will serve as a member of our board of directors, upon and in connection with this offering. The letter agreement provides that, during the term of her service as a member of our board, she will receive an annual cash retainer of $50,000, of which $35,000 is allocated for service on the board and $15,000 is allocated for service as a member of our audit committee, in each case, payable in equal quarterly installments in arrears. In accordance with the letter agreement, on December 7, 2023, Ms. Kodialam was granted 659 shares of restricted Class A common stock under our 2022 Plan, which will vest upon the completion of this offering. The letter agreement also provides that, upon completion of this offering, Ms. Kodialam will receive an award of 989 shares of our Class A common stock in connection with her commencement of service on our board of directors. Under the letter agreement, Ms. Kodialam will also receive an annual award of RSUs with a grant date fair value of $250,000, of which 25% of the RSUs vest on the first anniversary of the grant date, and 1/48th of the RSUs vest on each monthly anniversary thereafter, subject to her continued service through each such vesting date.

Upon completion of this offering, Mr. Bhargava will be appointed as the chair of the audit committee and a member of our compensation committee. Beginning on the completion of this offering and during the term of his service as a member of our board, he will receive an annual cash retainer of $35,000 for service on the board, $25,000 for service as chair of our audit committee and $10,000 as a member of our compensation committee, in each case, payable in equal quarterly installments in arrears. Under an offer letter we entered into with Mr. Bhargava on May 7, 2024, Mr. Bhargava will also receive an initial award of RSUs with a grant date fair value of $300,000 upon the completion of this offering, which will be fully vested on the grant date and will be settled six months thereafter, and an annual award of RSUs with a grant date fair value of $250,000, of which 25% of the RSUs vest on the first anniversary of the grant date, and 1/48th of the RSUs vest on each monthly anniversary thereafter, subject to his continued service through each such vesting date.

On May 22, 2024, we entered into a letter agreement with Mr. Patterson, pursuant to which he will serve as a member of our board of directors. The letter agreement provides that, beginning on the completion of this offering and during the term of his service as a member of our board, he will receive an annual cash retainer of $35,000 for service on the board, payable in equal quarterly installments in arrears. Under, Mr. Patterson will also receive an initial award of RSUs with a grant date fair value of $300,000 upon the completion of this offering, which will be fully vested on the grant date and will be settled six months thereafter, and an annual award of RSUs with a grant date fair value of $250,000, of which 25% of the RSUs vest on the first anniversary of the grant date, and 1/48th of the RSUs vest on each monthly anniversary thereafter, subject to his continued service through each such vesting date.

On March 19, 2025, we entered into a letter agreement with Mr. Levine, pursuant to which he will serve as a member of our board of directors, effective as of March 19, 2025 and will serve as the chair of the compensation committee upon and in connection with this offering. The letter agreement provides that, during the term of his service as a member of our board, he will receive an annual cash retainer of $35,000 for service on the board and, commencing on the completion of this offering, $20,000 for service as chair of our compensation committee, in each case, payable in equal quarterly installments in arrears. Under the letter agreement, Mr. Levine will also receive an initial award of 1,554 RSUs upon the completion of this offering, which will be fully vested on the grant date and will be settled six months thereafter, and, on each anniversary of his appointment to our board of directors, an annual award of RSUs with a grant date fair value of $250,000, of which 25% of the RSUs vest on the first anniversary of the grant date, and 1/48th of the RSUs vest on each monthly anniversary thereafter, subject to his continued service through each such vesting date.

In addition, we also reimburse our directors for reasonable out-of-pocket expenses in connection with their service on the board and its committees.

Non-Employee Director Compensation Program

In connection with this offering, our board of directors adopted a non-employee director compensation program (the “Director Compensation Program”), which will become effective in connection with the completion of this offering. The Director Compensation Program will provide for annual retainer fees and long-term equity awards for our non-employee directors, referred to herein as Eligible Directors. The material terms of the Director Compensation Program are summarized below.

The Director Compensation Program consists of the following components:

Cash Compensation

•	Annual Retainer: $35,000

•	Committee Retainers:

•	Audit Committee Chair: $25,000

•	Audit Committee Member (Non-Chair): $15,000

•	Compensation Committee Chair: $20,000

•	Compensation Committee Member (Non-Chair): $10,000

Annual cash retainers will be paid in quarterly installments in arrears and will be pro-rated for any partial calendar quarter of service.

Equity Compensation

•

Initial RSU Award: Each Eligible Director who is initially elected or appointed to serve on our board of directors after the effective date of this offering automatically will be granted, on the date on which such Eligible Director is appointed or elected to serve on our board of directors, an award of RSUs with a value of $300,000. These initial RSU awards will be fully vested on the applicable date of grant and will be settled on a date that is determined by us and that is no later than March 15 of the calendar year immediately following the calendar year in which the award was granted.

•

Annual RSU Award: Beginning on an Eligible Director’s first anniversary of service as a member of our board of directors and on each anniversary thereafter, such Eligible Director will be granted on such anniversary an award of RSUs with a value of $250,000. Each annual RSU award will vest with respect to 25% of the total number of RSUs subject to the award on the first anniversary of the applicable grant date and with respect to 1/48th of the total number of RSUs subject to the award on each monthly anniversary thereafter, subject to the Eligible Director’s continued service on our board of directors through the applicable vesting date. The RSUs subject to the annual RSU awards will be settled in shares on the next fixed quarterly settlement date following the applicable vesting date, as determined by us.

In addition, each Annual RSU Award will vest in full upon a change in control (as defined in the A&R 2022 Plan).

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This Compensation Discussion and Analysis discusses the principles underlying our compensation policies for our “named executive officers.” For 2024, our named executive officers are:

•	Eric H. Baker, who serves as our Founder, Chairman and Chief Executive Officer and is our principal executive officer;

•	Connie James, who serves as our Chief Financial Officer and is our principal financial officer;

•	Nayaab Islam, who serves as our President and Chief Product Officer;

•	Artem Yegorov, who serves as our Chief Technology Officer; and

•	Mark Streams, who serves as our Executive Vice Chairman, General Counsel and Director.

This section also describes the actions and decisions of our board of directors and our Chief Executive Officer as it relates to compensation decisions for the year ended December 31, 2024.

Details of our Compensation Program

Executive Compensation Philosophy and Objectives

Our compensation programs are designed to help achieve the goals of attracting, incentivizing and retaining highly talented individuals who are committed to us, while balancing the long-term interest of our stockholders and customers. The principles and objectives of our compensation and benefits program for our named executive officers are to:

•	Attract, retain and motivate individuals who are capable of advancing our strategic and financial goals and ultimately, creating and maintaining our long-term equity value;

•	Reward executives in a manner aligned with our financial performance to drive pay for performance; and

•	Provide a total compensation opportunity that is competitive with our market and the industry within which we seek executive talent.

Our key compensation practices include the following:

•	Pay for performance. A significant portion of our Chief Executive Officer’s and other named executive officers’ compensation is equity-based in order to align their interests with stockholders.

•	No guaranteed annual salary increases. Our named executive officers’ salaries are based on individual evaluations.

Determination of Compensation and Role of Executive Officers in Determining Executive Compensation

During the year ended December 31, 2024, our Chief Executive Officer made compensation decisions with respect to our named executive officers, other than with respect to himself, drawing on his experience and knowledge of compensation practices in our industry to establish each named executive officer’s compensation. Our board of directors made compensation decisions with respect to our Chief Executive Officer based on its members’ experience and knowledge of the compensation practices in our industry.

We expect that our compensation committee, in consultation with our Chief Executive Officer (other than with respect to himself), will make future compensation decisions with respect to our named executive officers.

Elements of Our Executive Compensation Program

Compensation of any named executive officers consist of the following elements:

•	Base salary;

•	Annual bonuses;

•	Equity-based incentive compensation;

•

Severance and other benefits potentially payable upon termination of employment or change in control (except for our Chief Executive Officer, who is not eligible for cash severance payments or benefits since he does not have an employment agreement); and

•	Health and welfare benefits and certain perquisites and other benefits.

Our compensation program is designed to be flexible and complementary and to collectively serve all of the executives’ compensation objectives described above. Therefore, we do not currently have, and we do not expect to have, formal policies relating to the allocation of total compensation among the various elements of our compensation program.

Base Salaries

The base salaries of our named executive officers are an important part of their total compensation package, and are intended to reflect their respective positions, duties and responsibilities. Base salary is a visible and stable fixed component of our compensation program. Base salaries for our named executive officers were initially established at the time each executive was hired. We intend to continue to evaluate the mix of base salary, short-term incentive compensation and long-term incentive compensation to appropriately align the interests of our named executive officers with those of our stockholders.

The following table sets forth the base salaries of our named executive officers for the year ended December 31, 2024:

Named Executive Officer	2024 Base Salary
Eric H. Baker	$2,500,000
Connie James	$1,000,000
Nayaab Islam	$5,000,000
Artem Yegorov	$1,500,000
Mark Streams	$2,000,000

Effective upon the completion of this offering, Mr. Islam’s base salary will be reduced to $3,000,000.

Effective upon the completion of this offering, Mr. Baker’s non-equity compensation package is being restructured. While the aggregate amount of Mr. Baker’s non-equity compensation package will remain at $5,496,039, the entire amount will be allocated to his annual base salary, and he will cease to receive an annual cash incentive bonus and benefits under our key executive benefits plan (the “Key Executive Benefits Plan”), which will be terminated effective upon the completion of this offering.

Our board of directors and compensation committee may make discretionary adjustments to our named executive officer base salaries from time to time.

Annual Bonuses

Our board of directors and compensation committee may grant discretionary individual performance-based cash incentive payments in order to recognize an individual’s achievements. We consider annual cash incentive bonuses to be an important component of our total compensation program and provides incentives necessary to retain executive officers. Each named executive officer is eligible to receive an annual cash bonus as determined by the board of directors or compensation committee in its sole discretion.

In the year ended December 31, 2024, our named executive officers were eligible to receive annual cash incentive bonuses, with payments guaranteed for Ms. James, Mr. Islam and Mr. Streams in the amount of $750,000, $5,000,000 and $1,000,000, respectively. The bonus amounts paid to our named executive officers for the year ended December 31, 2024 were as follows:

Named Executive Officer	Bonus Amount
Eric H. Baker	$2,500,000
Connie James	$750,000
Nayaab Islam	$5,000,000
Artem Yegorov	$1,500,000
Mark Streams	$1,000,000

The discretionary bonus paid to Mr. Baker was determined by our board of directors, and the discretionary bonus paid to Mr. Yegorov was determined by our Chief Executive Officer, in each case, based on the relevant party’s assessment of each such named executive officer’s performance during the year ended December 31, 2024. The amounts paid to Ms. James, Mr. Islam and Mr. Streams were guaranteed in their employment agreements.

Effective upon the completion of this offering, Mr. Baker’s non-equity compensation package is being restructured such that he will receive an annual base salary of $5,496,039 and will not be eligible to receive an annual cash incentive bonus or benefits under the Key Executive Benefits Plan, which will be terminated effective upon the completion of this offering. See “—Base Salaries.”

Our board of directors and compensation committee may make discretionary bonus payments or discretionary adjustments to our named executive officers’ annual cash incentive bonuses from time to time.

Equity-Based Compensation

We view equity-based compensation as a critical component of our total compensation program for our named executive officers. Equity-based compensation creates an ownership culture among our executives that provides an incentive to contribute to the continued growth and development of our business and aligns interest of executives with those of our stockholders. We do not currently have any formal policy for determining the number of equity-based awards to grant to named executive officers.

We have granted stock options, restricted stock units (“RSUs”) or a combination of options and RSUs to our named executive officers to attract and retain them, as well as to align their interests with the interests of our stockholders. Stock options granted under our 2022 Plan vest based upon continued service and/or the achievement of performance goals and stock options granted under our 2015 Plan generally vest over five years subject to continued service to us. Prior to our Class A common stock becoming publicly traded, our RSUs vest based on satisfaction of both a liquidity event requirement and either a requirement to provide continued service or the achievement of certain performance goals. The liquidity event requirement will be satisfied upon completion of this offering or a “change in control” (as defined in the 2022 Plan). The continued service requirement is generally satisfied over four years and the performance goal achievement requirements are satisfied based on the value of our Class A common stock or the achievement of certain sales goals. See “—Executive Compensation Tables—Potential Payments Upon Termination or Change in Control” for a description of the accelerated vesting provisions applicable to outstanding stock options and RSUs.

During the year ended December 31, 2024, our board of directors granted our Chief Executive Officer an award of 200,000 RSUs that vest in full upon the completion of a liquidity event, including this offering or a change in control of us. Our board of directors also granted our Chief Executive Officer an award of 120,960 RSUs in the year ended December 31, 2024 that vest based on the satisfaction of both a service-based requirement and a liquidity event requirement. The service-based requirement is satisfied in thirty-six equal monthly installments, subject to continued service to us. The liquidity event requirement will be satisfied on the earlier of the completion of this offering or a change in control of us. In the event that the liquidity event trigger is met prior to January 1, 2028, the vesting of a prorated portion of the RSUs that are scheduled to vest during the month in which the liquidity event occurs will accelerate. Otherwise, any RSUs for which the service-based requirement is not satisfied as of the completion of this offering will be forfeited. In the event of Mr. Baker’s termination of employment due to his death or disability (as defined in the applicable award agreement governing this award) prior to the completion of a liquidity event, the service-based vesting requirement applicable to these RSUs will be deemed satisfied and such RSUs will remain outstanding and eligible to vest upon the completion of a liquidity event, so long as such liquidity event occurs prior to November 1, 2031. Our board of directors approved the Chief Executive Officer’s RSU grants to incentivize our Chief Executive Officer to continue and complete our ongoing public listing efforts with the vesting of one of the grants as a bridge to the Chief Executive Officer’s RSU grant in year ended December 31, 2023.

Our board of directors determined that our other named executive officers were adequately compensated with equity awards granted in prior years and did not approve any new grants for our other named executive officers during 2024.

On March 8, 2024, Mr. Islam exercised a vested option to purchase 72,557 shares of our common stock and immediately thereafter sold the stock received upon exercise to one of our stockholders for $150 per share. On such date the fair market value of one share of our common stock was $182 per share. This sale of shares to one of our stockholders close in time to exercise constituted a modification that resulted in a change to the accounting treatment of such stock option under FASB ASC Topic 718 from equity-based accounting to liability-based accounting. The incremental fair value of the modification, calculated in accordance with FASB ASC Topic 718 is reported below in “—Executive Compensation Tables—2024 Summary Compensation Table” and “—Executive Compensation Tables—Grants of Plan-Based Awards in 2024.”

On May 31, 2024, we amended the Pugnacious Endeavors, Inc. 2012 RSU Plan, which we refer to as our 2012 Plan, to provide us with the ability to implement mandatory equitable adjustments to the class and maximum number of securities available for issuance under the 2012 Plan and the classes and number of securities and price per share of stock subject to outstanding RSUs granted under the 2012 Plan in the event of certain capitalization events. This amendment resulted in a modification to the RSUs previously granted under the 2012 Plan, including 100,000 RSUs previously granted to Mr. Streams in 2018. The incremental fair value of the modification, calculated in accordance with FASB ASC Topic 718, is reported below in “—Executive Compensation Tables—2024 Summary Compensation Table” and “—Executive Compensation Tables—Grants of Plan-Based Awards in 2024.”

We adopted our 2022 Plan in order to facilitate the grant of cash and equity incentives to our directors, employees (including our named executive officers) and consultants of our company and certain of our affiliates and to enable us to obtain and retain services of these individuals, which is essential to our long-term success. The 2022 Plan became effective on January 1, 2022. For additional information about the 2022 Plan, please see “—Equity Compensation Plans” below.

Perquisites and Other Benefits

Our board of directors provides for perquisites and other benefits when it determines such perquisites or benefits are necessary or appropriate to attract, retain or incentivize our named executive officers. During the year ended December 31, 2024, our board of directors provided Mr. Baker with a robust package of perquisites and benefits under our Key Executive Benefits Plan and Mr. Islam was provided perquisites and benefits pursuant to his employment agreement.

Mr. Baker received the following executive benefits under our Key Executive Benefits Plan during 2024: (i) reimbursement of up to $55,000 per year to offset medical and health care costs and expenses; (ii) payment for the cost of one physical examination per year for the executive and the executive’s spouse; (iii) reimbursement of up to $55,000 per year for the costs of tax and estate planning; (iv) $110,000 for child-care expenses, provided that the executive has worked on a full-time, five days per week basis in the New York or Los Angeles office during the calendar year; (v) reimbursement of up to $44,000 per year per child (up to three children) for private school tuition; and (vi) reimbursement for air travel expenses for his spouse if his spouse accompanies him on business travel. We also gross up any taxes incurred by Mr. Baker in connection with the foregoing perquisites. Effective upon the completion of this offering, Mr. Baker’s non-equity compensation package is being restructured such that he will receive an annual base salary of $5,496,039 and will not be eligible to receive an annual cash incentive bonus or benefits under the Key Executive Benefits Plan, which is being terminated effective as of the completion of this offering. See “—Base Salaries.” Mr. Baker is also permitted to use aircraft owned by us for personal travel as long as he reimburses us for the full cost of any such personal travel. There is no incremental cost to us for this benefit.

Mr. Islam’s employment agreement provides that he is entitled to receive the following perquisites and additional benefits: (a) a housing allowance of $10,000 per month for his flat in London; and (b) if we terminate him without Cause (as defined in the employment agreement), we will pay or reimburse up to $50,000 in expenses related to his relocation back to London.

A small group of our senior employees, including Messrs. Baker and Islam, are eligible to participate in a primary concierge medicine program for the employee and the employee’s spouse that is paid for by us. Mr. Baker did not choose to participate in the program in 2024.

Under Mr. Yegorov’s offer letter, he is entitled to receive supplemental health benefits covering up to $25,000 of medical and health care costs and expenses and an annual physical for himself and his spouse. We also gross up any taxes incurred by Mr. Yegorov in connection with the foregoing perquisite.

Health and Welfare Benefits

All of our full-time employees, including our named executive officers, are eligible to participate in our health and welfare plans, including medical, dental and vision benefits; medical and dependent care flexible spending accounts; short-term and long-term disability insurance; and life and AD&D insurance.

We believe the benefits described above are necessary and appropriate to provide a competitive compensation package to our named executive officers.

Retirement Benefits

401(k) Plan

We currently maintain a 401(k) retirement savings plan for our employees, including our named executive officers, who satisfy certain eligibility requirements. Our named executive officers are eligible to participate in the 401(k) plan on the same terms as other full-time employees. The Internal Revenue Code allows eligible employees to defer a portion of their compensation on a pre-tax basis through contributions to the 401(k) plan, subject to applicable annual Code limits. All participants’ interests in their deferrals are 100% vested when contributed. The 401(k) plan permits us to make matching contributions to eligible participants. Currently, we match contributions made by participants in the 401(k) plan up to 4% of eligible compensation, and these matching contributions are fully vested as of the date on which the contribution is made. We believe that providing a vehicle for tax-deferred retirement savings though our 401(k) plan, and making fully vested matching contributions, adds to the overall desirability of our executive compensation package and further incentivizes our employees, including our named executive officers, in accordance with our compensation policies.

Employment and Severance Arrangements

We are party to employment agreements with each of our named executive officers other than Mr. Baker. We currently are not party to an offer letter or employment agreement with Mr. Baker.

Employment Agreement with Connie James

In 2023, we entered into an employment agreement with Ms. James in connection with her commencement of employment with us. Ms. James’ employment agreement provides for her to receive an annual base salary of $1,000,000. The agreement further provides that her annual bonus will be guaranteed to be $750,000. Ms. James’ employment agreement provides that she will be eligible to participate in our benefit plans applicable to employees generally, as well as the same medical and health-care insurance plan coverage provided to other senior executives of the Company (excluding our Chief Executive Officer and President). The employment agreement also provided for Ms. James to be granted 80,000 RSUs that vest based on the satisfaction of two requirements—a service-based requirement and a liquidity event requirement. The liquidity event requirement will be satisfied on the earlier of the completion of this offering or a change in control of us. The service-based requirement will be satisfied as to 25% of the RSUs on the first anniversary of the commencement of her employment with us and, thereafter, the service-based requirement will be satisfied in substantially equal quarterly installments over three years, in each case, subject to her continued service to us. The employment agreement also provided for Ms. James to be granted 25,000 RSUs, with 50% of the RSUs vesting upon a listing event, including this offering, and the remaining RSUs will vest in equal quarterly installments over the subsequent two years, in each case, subject to Ms. James’ continued service to us. In addition, the employment agreement provides for Ms. James to be granted 4,438 RSUs that vest based on the satisfaction of a service-based requirement and liquidity event requirement. The liquidity event requirement will be satisfied on the earlier of the completion of this offering or a change in control of us. The service-based requirement was satisfied on the first anniversary of Ms. James’ commencement of employment with us.

The employment agreement provides that, in the event that Ms. James is terminated by us without cause or due to her resignation for good reason (as these terms are defined in the employment agreement), she will be entitled to receive: (i) continued payment of her base salary for a period of nine months after her termination date, (ii) a pro-rated portion of her annual bonus (based on the number of days employed during the applicable year), (iii) company-paid COBRA premiums for up to nine months after her termination (provided that Ms. James does not become eligible to participate in a new employer’s health care plan during such nine-month period) and (iv) continued time-based vesting of her equity awards in accordance with her equity award agreements. Ms. James is required to sign a release of claims in favor of us as a condition to receiving the severance payments and benefits.

In connection with the execution of her employment agreement, Ms. James also entered into a Confidentiality, Restricted Covenant and Intellectual Property Agreement.

Employment Agreement with Nayaab Islam

In 2018, we entered into an employment agreement with Mr. Islam, which agreement has since been amended. Mr. Islam’s employment agreement, as amended, provides for an annual base salary of $5,000,000, effective January 1, 2023, which annual base salary will be reduced to $3,000,000, effective upon in connection with this offering. The agreement further provides that his annual incentive bonus will be guaranteed to be $5,000,000, except that no guaranteed bonus will be paid for a performance year (or any performance year thereafter) that ends in connection with this offering.

The employment agreement provides that, in the event that Mr. Islam is terminated by us without cause or due to his resignation for good reason prior to a change in control (as these terms are defined in the employment agreement), he will be entitled to receive: (i) continued payment of his base salary for a period of 12 months after his termination date and (ii) the next guaranteed annual bonus after his termination date, payable at the time the guaranteed bonus would otherwise have been paid. If he is terminated by us without cause or due to his resignation for good reason upon or during the 18-month period after a change in control, he will also receive accelerated vesting of continued service vesting requirements of his then-outstanding RSU awards and, if such change in control is a “change in control event” within the meaning of Section 409A of the Internal Revenue Code of 1986, as amended, or the Code, the payments described in clause (i) and (ii) above will be paid in cash in a lump sum on the 60th day after his termination. In the event Mr. Islam is terminated due to his death or Disability (as defined in his employment agreement), he will be entitled to receive: (a) continued payment of his base salary for a period of six months after his termination date and (b) a pro rata portion of his next guaranteed annual bonus after his termination date (based on the number of days employed during the applicable year), payable at the time the guaranteed bonus would otherwise have been paid. Mr. Islam is required to sign a release of claims in favor of us as a condition to receiving the severance payments and benefits. If, within 90 days after his termination date, we discover grounds constituting cause existed before his termination, Mr. Islam’s right to receive the severance payments and benefits will immediately cease and be forfeited, and he will be required to repay any severance payments and benefits previously paid to him.

The agreement further provides that, for each of the 2024, 2025, 2026 and 2027 calendar years, Mr. Islam may elect to sell (the “Sale Right”) up to 133,333 shares of our common stock (the “put shares”) held by him or underlying vested stock options to a third-party buyer and, if a third-party buyer does not purchase the shares, we are required to purchase the shares up to a purchase price of $20,000,000 per year (referred to as the “annual baseline”). If proceeds from Mr. Islam’s sale of shares to a third-party buyer in any one year exceed the annual baseline, the annual baseline for the next year will be reduced by such excess amount. We may satisfy our portion of the annual baseline by purchasing the number of remaining put shares elected by us, by paying Mr. Islam a cash bonus or a combination of the two. We may make the cash payment in a cash lump sum or in four quarterly installments, with interest. If we do not timely make the full cash payment or any quarterly payment, Mr. Islam may resign for good reason under his employment agreement. The Sale Right will terminate immediately in connection with this offering and upon certain other events described in the employment agreement. Mr. Islam did not elect to sell shares pursuant to the Sale Right in 2024.

Mr. Islam’s employment agreement provides that he will be eligible to participate in our benefit plans applicable to employees generally. He is also entitled to receive the perquisites and additional benefits described above under “—Perquisites and Other Benefits.”

Offer Letter with Artem Yegorov

In February 2022, we entered into an offer letter with Mr. Yegorov that provided for Mr. Yegorov to serve as our Senior Vice President of Engineering and Chief Technology Officer. Under Mr. Yegorov’s offer letter, he is entitled to be paid an annual base salary of $1,500,000 and to receive certain previously paid sign-on bonuses. Mr. Yegorov’s offer letter also provided for Mr. Yegorov to be granted RSUs having a value of $25,000,000. The RSUs vest based on the satisfaction of two requirements—a service-based requirement and a liquidity event requirement. The liquidity event requirement will be satisfied on the earlier of the completion of this offering or a change in control of us. The service-based requirement will be satisfied over four years, with 20% satisfied on March 14, 2023 and the remainder satisfied in substantially equal quarterly installments over the subsequent three years, in each case, subject to continued service to us. Mr. Yegorov’s offer letter also provides for Mr. Yegorov to receive supplemental health benefits covering up to $25,000 of medical and health care costs and expenses and an annual physical for himself and his spouse. Under the offer letter, Mr. Yegorov was obligated to enter into a Confidentiality, Restricted Covenant and Intellectual Property Agreement.

Agreements with Mark Streams

In October 2023, we entered into an employment agreement with Mr. Streams with a term that ends on July 1, 2025, which provides that he is entitled to be paid an annual base salary of $2,000,000, effective July 1, 2023 and continuing through the end of the agreement’s term. The agreement further provides that his annual incentive bonus will be guaranteed to be $1,000,000 during its term. Following the listing of our Class A common stock in connection with this offering, the annual bonus may be paid in either cash or in shares of our Class A common stock.

The employment agreement also provides for Mr. Streams to be granted 41,419 RSUs with the vesting terms described below under “—Executive Compensation Tables—Outstanding Equity Awards at Fiscal Year-End Table,” and for an amendment to certain RSUs that were previously granted to him in December 2018.

The employment agreement provides that, in the event that Mr. Streams is terminated by us for any reason other than due to disability or for cause or is terminated by Mr. Streams due to his resignation for good reason (as these terms are defined in the employment agreement), he will be entitled to receive: (i) continued payment of his base salary for a period of nine months after his termination date, (ii) a pro rata portion of his next guaranteed annual bonus after his termination date (based on the number of days employed during the applicable year), (iii) company-paid COBRA premiums for up to nine months after his termination (provided that Mr. Streams does not become eligible to participate in a new employer’s health care plan during such nine-month period) and (iv) accelerated vesting of a portion of the RSUs that were granted to him in 2023, as described in more detail below under “—Executive Compensation Tables—Potential Payments Upon Termination or Change in Control.” As a condition to receiving the severance payments and benefits, Mr. Streams is required to sign a release of claims in favor of us and to continue to comply with certain restrictive covenants.

Mr. Streams’ employment agreement provides that he will be eligible to participate in our benefit plans applicable to employees generally, as well as the same medical and health-care insurance plan coverage provided to other senior executives of the Company (excluding our Chief Executive Officer and President).

See “—Executive Compensation Tables—Potential Payments Upon Termination or Change in Control” for information regarding benefits under the employment agreements for each of our named executive officers other than Mr. Baker.

Compensation Policies

Clawback Policy

Effective upon completion of this offering, our board of directors adopted a Policy for Recovery of Erroneously Awarded Compensation (the “Clawback Policy”), that implements the clawback rules promulgated by the SEC and the NYSE. The Clawback Policy applies to our current and former executive officers and subjects their incentive-based compensation received on or after the completion of this offering to clawback in the event we are required to prepare an accounting restatement to correct its material noncompliance with any financial reporting requirement under U.S. securities laws. In these circumstances, the Clawback Policy requires us to recover, reasonably promptly, the portion of incentive-based compensation that is deemed to have been erroneously awarded, unless our compensation committee (which administers the policy) determines that recovery would be impracticable and that one or more of the allowable impracticability conditions under SEC rules has been met. Recovery is required whether or not the applicable officer engaged in misconduct or otherwise caused or contributed to the requirement for the restatement. In addition to these requirements, the Clawback Policy continues to provide the compensation committee with broad discretion as to what actions may be taken based on circumstances leading to the restatement, including recovery of compensation under our equity incentive awards.

Each of our executive officers has agreed to the terms of the Clawback Policy and acknowledged that their compensation may be subject to reduction, cancellation, forfeiture and/or recoupment as required thereby.

Section 280G/Section 4999 Policy

We do not provide any tax gross-ups to cover excise taxes under Section 4999 in connection with a change in control or otherwise.

Tax and Accounting Considerations

Section 162(m) of the Code generally disallows a tax deduction for compensation in excess of $1.0 million paid to all former and current named executive officers. Our board of directors and our compensation committee may, in its judgment, authorize compensation payments that exceed the deductibility limits under Section 162(m) when it believes that such payments are appropriate to attract, retain and reward executive talent.

Section 409A of the Code imposes additional taxes on certain non-qualified deferred compensation arrangements that do not comply with its requirements. We have and will continue to endeavor to structure our compensation arrangements to be exempt from or comply with Section 409A of the Code so as to avoid the adverse tax consequences associated therewith. We have not provided any executives or other employees with any gross-up in connection with Section 409A of the Code.

We account for stock-based compensation in accordance with FASB ASC Topic 718, which requires us to recognize compensation expense for share-based payments (including stock options and other forms of equity compensation). The compensation committee takes into account the expense taken under FASB ASC Topic 718 when determining equity grants.

Executive Compensation Tables

2024 Summary Compensation Table

The following table contains information about the compensation earned by each of our named executive officers during the year ended December 31, 2024.

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(2)	Stock Awards ($)(3)	Option Awards ($)(4)	All Other Compensation ($)(5)	Total ($)
Eric H. Baker	2024	2,500,000	2,500,000	61,945,280	—	496,039	67,441,319
Founder, Chairman and Chief Executive Officer
Connie James	2024	1,000,000	750,000	—	—	13,800	1,763,800
Chief Financial Officer
Nayaab Islam	2024	5,000,000	5,000,000	—	1,491,450	124,000	11,615,450
President and Chief Product Officer
Artem Yegorov	2024	1,500,000	1,500,000	—	—	24,713	3,024,713
Chief Technology Officer
Mark Streams	2024	2,000,000	1,000,000	536,283	—	—	3,536,283
Executive Vice Chairman and General Counsel

(1)	Amounts reflect the actual salary earned by each of our named executive officers during the year ended December 31, 2024.
(2)	Amounts reflect a discretionary annual bonus payment made to Messrs. Baker and Yegorov and guaranteed annual bonus payments for Ms. James and Messrs. Islam and Streams.
(3)

None of our named executive officers other than Mr. Baker received equity awards during the year ended December 31, 2024. Amounts for Mr. Baker reflect the full grant date fair value of stock awards granted during the year ended December 31, 2024 computed in accordance with ASC Topic 718, rather than the amounts paid to or realized by Mr. Baker. Amounts for Mr. Streams reflect the incremental fair value of modifications made to existing stock awards during the year ended December 31, 2024 computed in accordance with ASC Topic 718, as described above under “Compensation Discussion and Analysis—Equity-Based Compensation.” We provide information regarding the assumptions used to calculate grant date fair value and incremental fair value in Note 17 to our audited consolidated financial statements included in this prospectus.

(4)

Amount reported reflects the incremental fair value of modifications made to certain of Mr. Islam’s outstanding stock options during the year ended December 31, 2024 computed in accordance with ASC Topic 718, as described above under “Compensation Discussion and Analysis—Equity Based Compensation.” We provide assumptions used to calculate incremental fair value in Note 17 to our audited consolidated financial statements included in this prospectus.

(5)	All other compensation for the year ended December 31, 2024 includes the following:

Name	401(k) Contribution Match	Private School Tuition	Childcare	Health Benefits	Housing Allowance	Tax Gross Up Payments	Total
Eric H. Baker	—	$88,000	$110,000	$27,379	—	$270,660	$496,039
Connie James	$13,800	—	—	—	—	—	$13,800
Nayaab Islam	—	—	—	$4,000	$120,000	—	$124,000
Artem Yegorov	—	—	—	$15,600	—	$9,113	$24,713
Mark Streams	—	—	—	—	—	—	—

Grants of Plan-Based Awards in 2024

The following table provides supplemental information relating to grants of plan-based awards made during the year ended December 31, 2024 to help explain information provided above in our Summary Compensation Table. This table presents information regarding all grants of plan-based awards occurring during the year ended December 31, 2024.

Name	Grant Date		All Other Stock Awards: Number of Shares of Stock (#)		All Other Option Awards: Number of Shares of Stock Underlying Options (#)	Exercise or Base Price of Option Awards ($)	Grant Date Fair value of Stock Awards ($)(5)
Eric H. Baker	10/31/2024		200,000	(1)	—	—	38,600,000
	10/31/2024		120,960	(2)	—	—	23,345,280
Connie James	—		—		—	—	—
Nayaab Islam	03/08/2024	(3)	—		72,557	15.45	1,491,450
Artem Yegorov	—		—		—	—	—
Mark Streams	05/31/2024	(4)	100,000		—	—	536,283

(1)	Represents RSUs granted to Mr. Baker, 100% of which vest based on the satisfaction of a liquidity event requirement, which will be satisfied upon completion of this offering or a change in control.
(2)

Represents RSUs granted to Mr. Baker that vest based on the satisfaction of a time-based requirement and liquidity event requirement. The liquidity event requirement will be satisfied on the earlier of the completion of this offering or a change in control. The time-based requirement will be satisfied as to 1/36 of the RSUs at the end of each month during the three-year period commencing on January 1, 2025, subject to Mr. Baker’s continued service on each such vesting date. Upon the closing of this offering, any outstanding RSUs subject to this award for which the continued service requirement has not been satisfied will be forfeited for no consideration.

(3)	Reflects the date stock options held by Mr. Islam were deemed modified under ASC Topic 718, as described above under “Compensation Discussion and Analysis—Equity-Based Compensation.”
(4)	Reflects the date RSUs held by Mr. Streams were deemed modified under ASC Topic 718, as described above under “Compensation Discussion and Analysis—Equity-Based Compensation.”
(5)

These amounts reflect the full grant date fair value of RSUs granted to Mr. Baker and the full incremental fair value of options held by Mr. Islam and RSUs held by Mr. Streams that were modified, in each case, during the year ended December 31, 2024 computed in accordance with ASC Topic 718 . We provide information regarding the assumptions used to calculate the grant date value and incremental fair value of these awards in Note 17 to our audited consolidated financial statements included in this prospectus.

Outstanding Equity Awards at 2024 Year-End

The following table summarizes the number of shares of common stock subject to outstanding equity incentive plan awards for each named executive officer as of December 31, 2024.

		Option Awards					Stock Awards
Name	Vesting Commencement Date	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised, Unearned Options (#)(1)	Option Exercise Price ($)	Option Expiration Date	Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights That Have Not Vested (#)		Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights That Have Not Vested ($)(2)
Eric H. Baker		147,863	—	—	2.73	7/1/2026	—		—
		—	—	1,839,042	30.21	5/1/2028	—		—
		100,000	—	—	40.00	5/1/2028	—		—
		—	—	—	—	—	403,225	(3)	77,822,425
		—	—	—	—	—	1,546,774	(4)	298,527,382
							200,000	(5)	38,600,000
	01/01/2025	—	—	—	—	—	120,960	(6)	23,345,280
Connie James	08/28/2023	—	—	—	—	—	4,438	(7)	856,534
	08/28/2023	—	—	—	—	—	80,000	(8)	15,440,000
		—	—	—	—	—	25,000	(9)	4,825,000

		Option Awards					Stock Awards
Name	Vesting Commencement Date	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised, Unearned Options (#)(1)	Option Exercise Price ($)	Option Expiration Date	Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights That Have Not Vested (#)		Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights That Have Not Vested ($)(2)
Nayaab Islam		191,427	—	—	30.21	12/17/2028	—		—
		220,000	—	87,000	30.21	12/17/2028	—		—
	01/01/2022	—	—	—	—	—	650,000	(10)	125,450,000
		—	—	—	—	—	1,300,000	(4)	250,900,000
Artem Yegorov	03/14/2022	—	—	—	—	—	125,534	(11)	24,228,062
Mark Streams		100,000	—	—	30.21	12/17/2028	—		—
		—	—	—	—	—	100,000	(12)	19,300,000
		—	—	—	—	—	5,917	(13)	1,141,981
	07/01/2023	—	—	—	—	—	41,419	(14)	7,993,867

(1)

Vests upon the achievement of certain performance goals related to the fair market value of our Class A common stock. Upon completion of this offering, the performance goals will be revised to reflect the achievement of certain stock price thresholds for our Class A common stock.

(2)

Amounts are calculated by multiplying the number of shares shown in the table by $193.00 per share of our Class A common stock underlying the RSUs, which constitutes the fair market value per share as of December 31, 2024, as determined by the board of directors.

(3)	Represents RSUs that vest as to 1/60th of the RSUs on each monthly anniversary of the Listing Date, subject to the holder continuing to provide services to us through the applicable date.
(4)

Represents RSUs that vest based on satisfaction of both a liquidity event requirement and a requirement to achieve certain performance goals. The liquidity event requirement will be satisfied upon completion of this offering or a change in control. The requirement to achieve certain performance goals will be satisfied upon the achievement of certain stock price thresholds for our Class A common stock or our achievement of certain GMS goals.

(5)	Represents RSUs that vest based on the satisfaction of a liquidity event requirement, which will be satisfied upon completion of this offering or a change in control.
(6)

Represents RSUs, 1/36 of which vests at the end of each month during the three-year period commencing on January 1, 2025, subject to the holder continuing to provide services to us through each applicable date. Upon the closing of this offering, a prorated portion of the RSUs subject to this award that are scheduled to vest during the month in which the closing of this offering occurs will become vested, and all other outstanding RSUs subject to this award for which the continued service requirement has not been satisfied will be forfeited for zero consideration.

(7)

Represents RSUs that vest based on the satisfaction of both a liquidity event requirement and a continued service requirement. The liquidity event requirement will be satisfied upon completion of this offering or a change in control. The continued service requirement was satisfied on August 28, 2024.

(8)

Represents RSUs that vest based on the satisfaction of both a liquidity event requirement and a continued service requirement. The liquidity event requirement will be satisfied upon completion of this offering or a change in control. The continued service requirement is satisfied: (i) for 20,000 of the RSUs, on August 28, 2024; (ii) for 60,000 of the RSUs, 1/16th of such RSUs on each fiscal quarter end after August 28, 2024, subject to the holder continuing to provide services to us through the applicable date.

(9)

Represents RSUs that vest based on the satisfaction of both a liquidity event requirement and a continued service requirement. 50% of the RSUs will vest upon a liquidity event, which will be satisfied upon completion of this offering or a change in control. The remaining 50% of the RSUs will vest in substantially equal quarterly installments during the two-year period following the occurrence of the liquidity event, subject to the holder continuing to provide services to us through the applicable date.

(10)

Represents RSUs that vest based on the satisfaction of both a liquidity event requirement and a continued service requirement. The liquidity event requirement will be satisfied upon completion of this offering or a change in control. The continued service requirement is satisfied: (i) for 80,645 of the RSUs, immediately upon grant; (ii) for 483,871 of the RSUs, 1/60th of such RSUs on each monthly anniversary of January 1, 2022 and (iii) for 85,484 of the RSUs, 50% on each of December 31, 2024 and December 31, 2026, in each case, subject to the holder continuing to provide services to us through the applicable date.

(11)

Represents RSUs that vest based on the satisfaction of both a liquidity event requirement and a continued service requirement. The liquidity event requirement will be satisfied upon completion of this offering or a change in control. The continued service requirement is satisfied: (i) for 25,106 of the RSUs, on March 14, 2023; (ii) for 100,428 of the RSUs, 1/12th of such RSUs on each fiscal quarter end after March 14, 2023, subject to the holder continuing to provide services to us through the applicable date.

(12)

Represents RSUs that vest based on the satisfaction of a liquidity event requirement and a requirement to achieve certain performance goals related to the fair market value of our Class A common stock. Upon completion of this offering, the performance goals will be achieved based on certain stock price thresholds for our Class A common stock.

(13)

Represents RSUs that vest based on the satisfaction of both a liquidity event requirement and a continued service requirement. The liquidity event requirement will be satisfied upon completion of this offering or a change in control. The continued service requirement has been satisfied.

(14)

Represents RSUs that vest based on the satisfaction of both a liquidity event requirement and a continued service requirement. The liquidity event requirement will be satisfied upon completion of this offering or a change in control. The continued service requirement is satisfied: (i) for 11,834 of the RSUs, as to 493 RSUs at the end of each calendar month beginning on the vesting commencement date and ending on June 30, 2024 and 494 RSUs for the 12-month period beginning July 1, 2024; (ii) for 5,917 of the RSUs, on January 15, 2024; (iii) for 17,751 of the RSUs, as to 50% of such RSUs upon the completion of this offering and the first anniversary of the completion of this offering and (iv) for 5,917 of the RSUs, on the first anniversary of the hire date of the holder’s successor or, if earlier, January 15, 2025, in each case, subject to the holder continuing to provide services to us through the applicable date.

Option Exercises and Stock Vested in 2024

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Eric H. Baker	—	—	—	—
Connie James	—	—	—	—
Nayaab Islam	72,557	12,084,707	—	—
Artem Yegorov	—	—	—	—
Mark Streams	—	—	—	—

Potential Payments Upon Termination or Change in Control

In this section, we describe payments that may be made to our named executive officers upon a change in control or in connection with certain terminations of employment, assuming the change in control or termination event occurred on the last day of the year ended December 31, 2024.

Each of our named executive officers hold RSUs that vest based on the satisfaction of both a liquidity event requirement and either a requirement to provide continued service or the achievement of certain performance goals. The liquidity event requirement will be satisfied upon completion of this offering or a change in control. The following table quantifies the value of the stock options and RSUs that would have vested if a change in control had occurred on December 31, 2024, irrespective of a termination of employment (other than as a result of death or disability), using $193.00 per share of Class A common stock underlying the stock options and RSUs, which our board of directors determined equaled fair market value of such Class A common stock as of such date, and less the $30.21 exercise price per share in the case of Mr. Baker’s stock options.

Name	Shares Underlying Stock Options Vesting upon CIC	Number of RSUs Vesting upon CIC	Value of Stock Options and RSUs Vesting upon CIC
Eric H. Baker	459,761	393,346	$150,760,271
Connie James	—	46,938	$9,059,034
Nayaab Islam	—	687,364	$132,661,222
Artem Yegorov	—	80,731	$15,581,083
Mark Streams	—	70,215	$13,551,495

We have entered into an employment agreement with each of Ms. James, Mr. Islam and Mr. Streams that provide for severance payments and benefits upon certain terminations of employment, subject to delivering a release of claims against us. See descriptions above under “—Compensation Discussion and Analysis—Employment and Severance Arrangements.”

The table below quantifies the amount payable to each named executive officer upon certain terminations of employment as of December 31, 2024.

	Termination as a Result of Death or Disability Apart from CIC(1)	Termination without Cause or for Good Reason Apart from CIC(2)	Termination as a Result of Death or Disability Following a CIC(3)	Termination without Cause or Resignation for Good Reason Following a CIC(4)
Eric H. Baker
Stock Option Acceleration(5)	$—	$—	$74,844,493	$74,844,493
RSU Acceleration(6)	—	—	211,208,971	187,863,691

TOTAL	$—	$—	$286,053,464	$262,708,184

Connie James
Cash Severance	$—	$750,000	$—	$750,000
Pro-Rata Bonus	—	750,000	—	750,000
RSU Acceleration(7)	—	—	9,059,034	10,325,693
COBRA Subsidy(8)	—	41,805	—	41,805

TOTAL	$—	$1,541,805	$9,059,034	$11,867,498

Nayaab Islam
Cash Severance	$2,500,000	$5,000,000	$2,500,000	$5,000,000
Pro-Rata Bonus	5,000,000	5,000,000	5,000,000	5,000,000
RSU Acceleration(9)	—	—	231,791,619	259,807,692

TOTAL	$7,500,000	$10,000,000	$239,291,619	$269,807,692

Artem Yegorov
RSU Acceleration(10)	$—	$—	$15,581,083	$15,581,083

TOTAL	$—	$—	$15,581,083	$15,581,083

Mark Streams
Cash Severance	$—	$1,500,000	$—	$1,500,000
Pro-Rata Bonus	—	1,000,000	—	1,000,000
RSU Acceleration(11)	—	—	13,551,495	18,785,848
COBRA Subsidy(8)	—	41,805	—	41,805

TOTAL	$—	$2,541,805	$13,551,495	$21,327,653

(1)

Amounts in this column reflect payments made upon termination by us due to a named executive officer’s death or “disability.” For Messrs. Islam and Streams, such quoted term is as defined in the employment agreement with such named executive officer.

(2)

Amounts in this column reflect payments made upon termination by us without “cause” or by the named executive officer for “good reason.” For Ms. James and Messrs. Islam and Streams, such quoted terms are as defined in their respective employment agreements.

(3)	Amounts in this column reflect payments made upon termination by us due to a named executive officer’s death or disability following a change in control.
(4)	Amounts in this column reflect payments made upon termination by us without cause or by the named executive officer for good reason, in each case, following a change in control.
(5)

Amounts calculated using $193.00 per share of Class A common stock underlying the stock options held by Mr. Baker, which our board of directors determined equaled fair market value of such Class A common stock underlying the stock options as of December 31, 2024, less the $30.21 exercise price per share, and based upon all 459,761 outstanding stock options held by Mr. Baker vesting upon a termination for death or disability, by us without cause or by the named executive officer for good reason, in each case, in connection with a change in control.

(6)

Amounts calculated using $193.00 per share of Class A common stock underlying the RSUs, which our board of directors determined equaled fair market value of such Class A common stock as of December 31, 2024 and based on 1,094,347 RSUs vesting upon a termination for death or disability in connection with a change in control and 973,387 RSUs vesting upon a termination by us without cause or by the named executive officer for good reason in connection with a change in control.

(7)

Amounts calculated using $193.00 per share of Class A common stock underlying the RSUs, which our board of directors determined equaled fair market value of such Class A common stock as of December 31, 2024 and based on 46,938 RSUs vesting upon a termination for death or disability in connection with a change in control and 53,501 RSUs vesting upon a termination without cause or resignation for good reason in connection with a change in control.

(8)

Amounts calculated based on COBRA rates in effect as of December 31, 2024 and the health insurance elections of the named executive officer as of such date, assuming that each named executive officer remains eligible to receive this benefit for the nine-month period following his or her termination of employment.

(9)

Amounts calculated using $193.00 per share of Class A common stock underlying the RSUs, which our board of directors determined equaled fair market value of such Class A common stock as of December 31, 2024 and based on 1,200,993 RSUs vesting upon a termination for death or disability in connection with a change in control and 1,346,154 RSUs vesting upon a termination without cause or resignation for good reason in connection with a change in control.
(10)

Amounts calculated using $193.00 per share of Class A common stock underlying the RSUs, which our board of directors determined equaled fair market value of such Class A common stock as of December 31, 2024 and based on 80,731 RSUs vesting upon a termination for death or disability, termination without cause or resignation for good reason, in each case, in connection with a change in control.

(11)

Amounts calculated using $193.00 per share of Class A common stock underlying the RSUs, which our board of directors determined equaled fair market value of such Class A common stock as of December 31, 2024 and based on 70,215 RSUs vesting upon a termination for death or disability in connection with a change in control and 97,336 RSUs vesting upon a termination without cause or resignation for good reason in connection with a change in control.

Equity Compensation Plans

The following summarizes the material terms of the long-term incentive compensation plan in which our named executive officers will be eligible to participate following the consummation of this offering and our existing equity plans, under which we have previously made periodic grants of equity and equity-based awards to our named executive officers and other key employees.

Amended and Restated 2022 Omnibus Incentive Plan

We currently maintain our 2022 Plan, which became effective on January 1, 2022 and has since been amended. We intend to adopt and ask our stockholders to approve the A&R 2022 Plan, effective upon the effectiveness of the registration statement of which this prospectus forms a part. The purpose of the 2022 Plan is to promote our interests and our stockholders by providing certain employees, directors and consultants with incentives and rewards to encourage them to continue in the service to us. The 2022 Plan provides for the grant of stock options, other stock-based awards, including awards in the form of stock appreciation rights (“SARs”), restricted stock, RSUs or deferred stock units and cash awards.

The 2022 Plan superseded and replaced our 2015 Plan and our 2012 Plan. The A&R 2022 Plan will amend and restate the 2022 Plan.

Stock Subject to the 2022 Plan. Subject to adjustment in the event of certain transactions or changes in capitalization in accordance with the 2022 Plan, the aggregate number of shares of our Class A common stock that may be issued under the 2022 Plan was initially 12,200,000 shares, which was reduced to 6,700,000 shares in June 2022 and subsequently increased to 11,200,000 shares in 2023. In connection with the effectiveness of the A&R 2022 Plan, subject to adjustment in the event of certain transactions or changes in capitalization in accordance with the A&R 2022 Plan, the aggregate number of shares of our Class A common stock that will be authorized for issuance under the A&R 2022 Plan is equal to      shares of our Class A common stock. The number of shares that may be issued under the A&R 2022 Plan will be increased on January 1 of each calendar year commencing in calendar year 2025 and ending in calendar year 2034, equal to the lesser of (A) 5% of the aggregate number of shares of our common stock outstanding on the last day of the immediately preceding calendar year and (B) such smaller number of shares of common stock as determined by our board of directors, except that no more than 50,000,000 shares of common stock may be issued upon the exercise of incentive stock options.

As of December 31, 2024, 6,577,742 RSUs, options to purchase a total of zero shares of our Class A common stock, and 1,318 shares of restricted stock were outstanding under our 2022 Plan and 1,171,838 shares remained available for future grants under our 2022 Plan.

Shares of common stock that will only be counted as issued under the A&R 2022 Plan to the extent they are actually issued and delivered to a participant. In addition, the following counting provisions will be in effect for the share reserve under the A&R 2022 Plan:

•

shares of common stock that are tendered or withheld prior to the tenth anniversary of the effectiveness of the A&R Plan to satisfy any tax withholding requirement in connection with an award, including any award that was originally granted under the 2015 Plan and our 2012 Plan (such award, a “Prior Plan Award”), will be added to the shares available for delivery pursuant to other awards under the A&R 2022 Plan;

•

shares of common stock that are subject to an award (including a Prior Plan Award) that is forfeited, canceled or terminated without the underlying shares being issued will be added to the shares available for delivery pursuant to other awards under the A&R 2022 Plan;

•	shares of common stock underlying awards that are settled in cash will be added to the shares available for delivery pursuant to other awards under the A&R 2022 Plan;

•

shares of common stock underlying awards granted in connection with the assumption, replacement, conversion or adjustment of outstanding equity-based awards in the context of a corporate acquisition or merger will not be treated as issued pursuant to the A&R 2022 Plan; and

•

shares of common stock issued in assumption of, or in substitution for, outstanding awards of any entity acquired by us or any of our subsidiaries will not be counted against the shares available for issuance under the A&R 2022 Plan (except that shares of common stock issued upon exercise of substitute incentive stock options will reduce the number of shares of common stock that may be issued upon the exercise of incentive stock options under the A&R 2022 Plan, as described above).

Beginning on the first public trading date of our common stock, a non-employee director may not be granted awards under the A&R 2022 Plan in a single fiscal year for such individual’s service on our board of directors that, taken together with cash fees paid to the director, have a value in excess of $750,000 (calculated based on the grant date fair value of the award for financial reporting purposes), except that for any fiscal year in which a non-employee director first becomes a director, serves on a committee of our board or serves as lead director or chair of the board, this limit will be $1,000,000.

Administration. The compensation committee of our board of directors is expected to administer the A&R 2022 Plan unless our board of directors assumes authority for administration. The compensation committee must consist of at least two members of our board of directors, each of whom is intended to qualify as a “non-employee director” for purposes of Rule 16b-3 under the Exchange Act and an “independent director” within the meaning of the rules of the applicable stock exchange, or other principal securities market on which shares of our Class A common stock are traded. The A&R 2022 Plan provides that the board or compensation committee may delegate its powers and duties under the plan, including the authority to grant awards to employees other than our executive officers and certain senior executives to a committee consisting of one or more members of our board of directors or one or more of our officers, other than awards made to our non-employee directors, which must be approved by our full board of directors. Our board of directors may at any time remove the compensation committee as the administrator and revest in itself the authority to administer the A&R 2022 Plan. The full board of directors will administer the A&R 2022 Plan with respect to awards to non-employee directors.

The administrator has broad discretion to administer the A&R 2022 Plan, including to select the persons to whom awards are to be made, to determine the type of awards to be granted, the number of shares to be subject to awards and the terms of conditions of awards, to provide for the payment of dividends or dividend equivalents with respect to any award, and to take all other actions necessary or appropriate for the administration of the A&R 2022 Plan. The administrator is also authorized to adopt, amend or rescind rules relating to administration of the A&R 2022 Plan. Beginning on the first public trading date of our common stock, we may reprice any option or SARs or purchase underwater options or SARs from a participant for value in excess of zero, in each case, without receiving additional stockholder approval.

Eligibility. Options, other stock-based awards and cash awards under the A&R 2022 Plan may be granted to individuals who are then our employees, non-employee directors or consultants or are employees or consultants of our subsidiaries. Only employees of our company or certain of our subsidiaries may be granted incentive stock options (“ISOs”).

Awards. The A&R 2022 Plan provides that the administrator may grant or issue stock options, other stock-based awards, including awards in the form of SARs, restricted stock, RSUs or deferred stock units and cash awards. Each award will be set forth in a separate agreement with the person receiving the award and will indicate the type, terms and conditions of the award.

•

Nonstatutory Stock Options, or NSOs, granted under the A&R 2022 Plan provide for the right to purchase shares of our Class A common stock at a specified price, which may not be less than fair market value on the date of grant, and usually will become exercisable (at the discretion of the administrator) in one or more installments after the grant date, subject to the participant’s continued employment or service with us and/or subject to the satisfaction of performance goals established by the administrator. NSOs may be granted for any term specified by the administrator that does not exceed ten years.

•

Incentive Stock Options granted under the A&R 2022 Plan are designed in a manner intended to comply with the provisions of Section 422 of the Code and are subject to specified restrictions contained in the Code. Among such restrictions, ISOs must have an exercise price of not less than the fair market value of a share of common stock on the date of grant, may only be granted to employees, and must not be exercisable after a period of ten years measured from the date of grant. In the case of an ISO granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all classes of our capital stock, the A&R 2022 Plan provides that the exercise price must be at least 110% of the fair market value of a share of common stock on the date of grant and the ISO must not be exercisable after a period of five years measured from the date of grant.

•

Stock Appreciation Rights may be granted to any eligible individual and made subject to such restrictions as may be determined by the administrator. A SAR is the right to receive an amount equal to the excess of the fair market value of one share of common stock on the exercise date over the strike price of the SAR. The administrator will determine the terms and conditions of SARs granted under the A&R 2022 Plan.

•

Restricted Stock may be granted to any eligible individual and made subject to such restrictions as may be determined by the administrator. Restricted stock, typically, may be forfeited for no consideration or repurchased by us at the original purchase price if the conditions or restrictions on vesting are not met. In general, restricted stock may not be sold or otherwise transferred until restrictions are removed or expire. Purchasers of restricted stock, unlike recipients of options, will have voting rights and will have the right to receive dividends, if any, prior to the time when the restrictions lapse, however, for restricted stock awards that are subject to performance goals, dividends and dividend equivalents will not be paid until, and only to the extent that, the performance goals are met.

•

Restricted Stock Units may be awarded to any eligible individual, typically without payment of consideration, but subject to vesting conditions based on continued employment or service or on performance criteria established by the administrator. Like restricted stock, RSUs may not be sold, or otherwise transferred or hypothecated, until vesting conditions are removed or expire. Unlike restricted stock, stock underlying RSUs will not be issued until the RSUs have vested, and recipients of RSUs generally will have no voting or dividend rights prior to the time when vesting conditions are satisfied.

•

Deferred Stock Units may be granted to any eligible individual and made subject to such restrictions as may be determined by the administrator. Unlike RSUs, which are typically settled by delivery of the underlying common stock on or shortly after the vesting date, deferred stock units are granted with a deferral feature, which defers settlement of the stock unit beyond the vesting date until a future payment date or event set forth in the participant’s award agreement.

•

Other Stock-Based or Cash Based Awards are awards of cash, fully vested shares of our Class A common stock and other awards valued wholly or partially by referring to, or otherwise based on, shares of our Class A common stock. Other stock or cash awards may be granted to participants and may also be available as a payment form in the settlement of other awards, as standalone payments and as payment in lieu of base salary, bonus, fees or other cash compensation otherwise payable to any individual who is eligible to receive awards. The administrator will determine the terms and conditions of other stock-based or cash awards, which may include vesting conditions based on continued service or achievement of performance goals.

Any award may be granted as a performance award, meaning that the award will be subject to vesting and/or payment based on the attainment of specified performance goals.

Change in Control. In the event of a change in control, unless otherwise provided by the administrator in an award agreement or at the time an award was granted, the administrator may take one or more of the following actions with respect to awards contingent upon the closing or completion of the change in control: (i) arrange for the surviving or acquiring corporation (or a parent) to assume or continue the award or to substitute a similar award for the award granted under the A&R 2022 Plan (including, without limitation, an award to acquire the same consideration paid to our stockholders pursuant to the corporate transaction), provided that if an award is not assumed, continued or substituted in connection with such change in control, any unvested portion of the award will automatically accelerate and fully vest as of the effective time of such change in control and to the extent any such award is subject to performance vesting conditions, the award will be deemed to be vested at the greater or target or actual performance; (ii) terminate the vested portion of the award in exchange for a payment, in such form as the administrator determinates, equal to the value of the property, if any, the participant would have received upon the issuance of common stock under the award (less any exercise price) and the purchase of common stock by the acquiring corporation in connection with the change in control, provided that payments under this provision may be delayed as a result of escrows, earn outs, holdbacks and any other contingencies; and (iii) such other actions the administrator deems appropriate with respect to unvested awards, including modifying the vesting conditions of the awards or deeming performance vesting conditions unsatisfied or satisfied at any level determined by the administrator.

Adjustments of Awards. In the event of any stock dividend or split, recapitalization, merger, consolidation, combination or exchange of shares, spin-off or similar corporate change, or extraordinary cash dividend, the maximum number of shares available for grant under the A&R 2022 Plan, the number and type of securities underlying any award, the exercise or base price of any award, and the applicable performance targets or criteria will be equitably adjusted or substituted by the administrator to prevent the enlargement or reduction in rights granted under the award. In the event of any change in the number of shares of our common stock outstanding by reason of any other event or transaction, the administrator may, to the extend it deems appropriate, make adjustments to the type or number of shares of common stock with respect to which awards may be granted.

Amendment and Termination. Our board of directors may suspend, terminate or amend the A&R 2022 Plan at any time. However, we must generally obtain stockholder approval to the extent required by applicable law, rule or regulation (including any applicable stock exchange rule).

No incentive stock options may be granted pursuant to the A&R 2022 Plan after the tenth anniversary of the date the A&R 2022 Plan was adopted by our board of directors. Any award that is outstanding on the termination date of the A&R 2022 Plan will remain in force according to the terms of the A&R 2022 Plan and the applicable award agreement.

2015 Stock Option Plan

We currently maintain our 2015 Plan, which originally became effective on February 5, 2015 and has subsequently been amended. For purposes of clarity, the amendment and restatement of the 2015 Plan applies only to awards granted under the 2015 Plan on or after the date the 2015 Plan was restated by our board of directors.

In connection with the effectiveness of our 2022 Plan, we will not make any further grants under the 2015 Plan. However, the 2015 Plan will continue to govern the terms and conditions of the outstanding awards granted under the 2015 Plan.

Types of Awards. The 2015 Plan provides for the grant of nonstatutory stock options and stock purchase rights to employees, non-employee members of our board of directors and consultants. The 2015 Plan provides for the grant of incentive stock options to employees.

Share Reserve. We reserved an aggregate of 4,275,000 shares of our Class A common stock for issuance under the 2015 Plan. As of December 31, 2024, options to purchase a total of 3,105,294 shares of our Class A common stock and zero shares of restricted stock granted under stock purchase rights were outstanding under our 2015 Plan and zero shares remained available for future grants under our 2015 Plan.

Administration. Our board of directors or an individual or committee appointed by our board of directors administers the 2015 Plan and is referred to as the administrator in this description of the 2015 Plan. The administrator has the authority to determine the fair market value of a share of Class A common stock for purposes of the 2015 Plan, select the persons to whom awards will be granted under the 2015 Plan, determine the number of shares subject to those awards, and establish the terms and conditions of the awards granted under the 2015 Plan. In addition, the administrator has the authority to interpret the 2015 Plan and awards granted under the 2015 Plan and to adopt rules relating to the administration of the 2015 Plan.

Payment. The exercise price of options granted under the 2015 Plan may be paid in such form as determined by the administrator, including, without limitation, cash, check, promissory note, surrender of shares that are already owned by the participant, or consideration received by us under a broker-assisted cashless exercise or “net exercise” program implemented by us in connection with the 2015 Plan.

Transfer. The 2015 Plan generally does not allow for the transfer of awards other than by will or the laws of descent or distribution and awards may be exercised during the lifetime of the participant only by the participant.

Certain Events. In the event of an extraordinary dividend or other distribution (whether in cash, stock or other securities or property), recapitalization, reclassification, stock split, reverse stock split, merger, consolidation, split-up, spin off, combination, repurchase, liquidation, dissolution or sale, transfer, exchange or disposition of all or substantially all of our assets, or exchange of common stock or other securities of ours, issuance of warrants or other rights to purchase common stock or other securities of ours, or other similar corporate transaction or event, the administrator will, to the extent determined, in its discretion, necessary to prevent dilution or enlargement of benefits, equitably adjust the number and kind of shares of common stock (or other securities or property) with respect to which awards may be granted (including, without limitation, adjustments to the maximum number and kind of shares that may be issued under the 2015 Plan), the number and kind of shares (or other securities or property) subject to outstanding awards and the exercise price of any award.

In the event of any transaction or event described in the preceding paragraph, the administrator may, in its discretion, take one or more of the following actions to prevent dilution or enlargement of the benefits or potential benefits intended by us to be made available under the 2015 Plan or with respect to awards under the 2015 Plan or to facilitate such transaction or event: (i) provide for the purchase of any award for an amount of cash equal to the amount that could have been obtained upon exercise had the award been currently exercisable or fully vested, or for the replacement of the award with other rights or property; (ii) provide that an award will be exercisable or vested as to all shares covered by the award; (iii) provide that an award may be assumed by a successor or surviving corporation (or an affiliate) or substituted for a similar award covering stock of the successor or surviving corporation (or an affiliate) with appropriate adjustments as to the number and kind of shares and prices; (iv) adjust the number and type of shares (or other securities or property) subject to outstanding awards or the terms and conditions (including the grant or exercise price) of outstanding or future awards; or (v) provide that immediately upon consummation of the event, awards will terminate, provided that vested options having an exercise price below the transaction value of the shares underlying the options will be exercisable for a specified period of time prior to the event.

In the event of an acquisition in which we are not the surviving entity, then any surviving corporation (or affiliate) may assume awards outstanding under the 2015 Plan or substitute similar stock awards (including an award to acquire the same consideration paid to stockholders in the transaction) for those outstanding under the 2015 Plan. In the event any surviving entity in an acquisition (or an affiliate) does not assume an award or substitute similar stock awards for those awards outstanding under the 2015 Plan, then (a) fully vested awards will be exercisable at least ten days before closing of the acquisition transaction and (b) all unassumed awards outstanding under the 2015 Plan will be terminated if not exercised before the closing of such transaction.

Amendment; Termination. Our board of directors may amend, alter, suspend or terminate the 2015 Plan at any time, subject to stockholder approval of any amendment required to comply with applicable law.

2012 Restricted Stock Unit Plan

We currently maintain our 2012 Plan, which originally became effective on January 1, 2012, was amended and restated on April 26, 2018 and subsequently amended on May 31, 2024.

The 2012 Plan terminated on December 31, 2021 and we will not make any further grants under the 2012 Plan. However, the 2012 Plan will continue to govern the terms and conditions of the outstanding RSU awards granted under the 2012 Plan.

Types of Awards. The 2012 Plan provides for the grant of RSUs to employees, non-employee members of our board of directors and consultants.

The 2012 Plan provides that we may issue RSUs that may be settled in cash, shares of our Class A common stock, a combination of cash and common stock, or in any other form of consideration determined by the administrator (as described below). Each RSU award will be governed by a RSU award agreement that will set forth any vesting conditions based on continued employment or service or on performance criteria established by the administrator. Shares of our Class A common stock underlying RSUs will not be issued until the RSUs have vested, and a recipient of RSUs generally will have no rights as a stockholder prior to the time when vesting conditions are satisfied.

Share Reserve. We have reserved an aggregate of 2,200,000 shares of our Class A common stock for issuance under the 2012 Plan. As of December 31, 2024, 1,147,663 RSUs remained outstanding under the 2012 Plan, which may be settled in shares or cash, and zero shares remained available for future grants.

Administration. Our board of directors or a committee of two or more members of our board of directors appointed by our board administers the 2012 Plan and is referred to as the administrator in this description of the 2012 Plan. The administrator has the authority to select the persons to whom RSU awards will be granted under the 2012 Plan, determine the number of shares subject to those RSU awards, and establish the terms and conditions of the awards granted. In addition, the administrator has the authority to interpret the 2012 Plan and RSU awards granted under the 2012 Plan and to adopt rules relating to the administration of the 2012 Plan.

Payment. The administrator will determine the consideration, if any, to be paid by a participant upon settlement of RSUs granted under the 2012 Plan, which may be paid in any form of legal consideration acceptable to the administrator.

Transfer. Under the form of RSU award agreement applicable to awards granted under the 2012 Plan, prior to the time that RSUs are settled in cash or shares of Class A common stock, participants may not transfer, pledge, sell or otherwise dispose of any portion of the RSUs or the shares of Class A common stock that may be issued in respect to the RSUs.

Certain Events. In the event of a merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, stock split, reverse stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure, or any similar equity structuring transaction, without the receipt of consideration by us, the administrator shall appropriately and proportionately adjust the classes and maximum number of securities subject to the 2012 Plan and the classes and number of securities and price per share of stock subject to outstanding RSU awards.

In the event of certain corporate transactions, unless otherwise provided by the administrator in an award agreement or at the time an award was granted, the administrator may take one or more of the following actions with respect to RSU awards contingent upon the closing or completion of the corporate transaction: (i) arrange for the surviving or acquiring corporation (or a parent) to assume or continue the RSU award or to substitute a similar award for the RSU award granted under the 2012 Plan (including, without limitation, an award to acquire the same consideration paid to our stockholders pursuant to the corporate transaction); (ii) cancel or arrange for the cancellation of the RSU award, to the extent not vested prior to the effective time of the corporate transaction, in exchange for such cash consideration (if any), as the administrator may consider appropriate (including that the unvested portion of the RSU award may be terminated for no payment); and (iii) terminate the vested portion of the RSU award in exchange for a payment, in such form as the administrator determinates, equal to the value of the property the participant would have received upon the issuance of common stock under the RSU award and the purchase of common stock by the acquiring corporation in connection with the corporate transaction, provided that payments under this provision may be delayed as a result of escrows, earn outs, holdbacks and any other contingencies.

2025 Employee Stock Purchase Plan

We intend to adopt and ask our stockholders to approve the ESPP, which will be effective upon the effectiveness of the registration statement of which this prospectus forms a part. The ESPP is designed to allow our eligible employees to purchase shares of our Class A common stock, at semi-annual intervals, with their accumulated payroll deductions. The ESPP consists of two components, one that is intended to qualify under Section 423 of the Code (the “423 Component”) and one that is not intended to qualify under Section 423 of the Code. The material terms of the ESPP, as it is currently contemplated, are summarized below.

Administration. Subject to the terms and conditions of the ESPP, our compensation committee will administer the ESPP. Our compensation committee can delegate administrative tasks under the ESPP to the services of an agent and/or employees to assist in the administration of the ESPP. The administrator will have the discretionary authority to administer and interpret the ESPP. Interpretations and constructions of the administrator of any provision of the ESPP or of any rights thereunder will be conclusive and binding on all persons. We will bear all expenses and liabilities incurred by the ESPP administrator.

Share Reserve. The maximum number of shares of Class A our common stock which will be authorized for sale under the ESPP is equal to the sum of (a)      shares of Class A common stock and (b) an annual increase on the first day of each fiscal year beginning on January 1, 2026 and ending on January 1, 2035, equal to the lesser of (i) 1% of the shares of our common stock outstanding (on an as converted basis) on the last day of the immediately preceding fiscal year and (ii) such number of shares of common stock as determined by our board of directors; provided, however, no more than      shares of our common stock may be issued under the ESPP. The shares reserved for issuance under the ESPP may be authorized but unissued shares or reacquired shares.

Eligibility. Employees eligible to participate in the ESPP for a given offering period generally include employees who are employed by us or one of our subsidiaries on the first day of the offering period, or the enrollment date. Our employees (and, if applicable, any employees of our subsidiaries) who customarily work less than five months in a calendar year or are customarily scheduled to work less than 20 hours per week will not be eligible to participate in the ESPP. Finally, an employee who owns (or is deemed to own through attribution) 5% or more of the combined voting power or value of all our classes of stock or of one of our subsidiaries will not be allowed to participate in the ESPP.

Participation. Employees will enroll under the ESPP by completing a payroll deduction form permitting the deduction from their compensation of at least 1% of their compensation but not more than 15% of their compensation. Such payroll deductions will be expressed as a whole number percentage, and the accumulated deductions will be applied to the purchase of shares on each purchase date. However, a participant may not purchase more than 100,000 shares in each offering period and may not subscribe for more than $25,000 in fair market value of shares of our Class A common stock (determined at the time the option is granted) during any calendar year under the 423 Component. The ESPP administrator has the authority to change these limitations for any subsequent offering period.

Offering. Under the ESPP, participants are offered the option to purchase shares of our Class A common stock at a discount during a series of successive offering periods, the duration and timing of which will be determined by the ESPP administrator. However, in no event may an offering period be longer than 27 months in length.

The option purchase price will be the lower of 85% of the closing trading price per share of our common stock on the first trading date of an offering period in which a participant is enrolled or 85% of the closing trading price per share on the purchase date, which will occur on the last trading day of each offering period.

Unless a participant has previously canceled his or her participation in the ESPP before the purchase date, the participant will be deemed to have exercised his or her option in full as of each purchase date. Upon exercise, the participant will purchase the number of whole shares that his or her accumulated payroll deductions will buy at the option purchase price, subject to the participation limitations listed above.

A participant may cancel his or her payroll deduction authorization at any time prior to the end of the offering period. Upon cancellation, the participant will have the option to either (i) receive a refund of the participant’s account balance in cash without interest or (ii) exercise the participant’s option for the current offering period for the maximum number of shares of Class A common stock on the applicable purchase date, with the remaining account balance refunded in cash without interest. Following at least one payroll deduction, a participant may also decrease (but not increase) his or her payroll deduction authorization once during any offering period. If a participant wants to increase or decrease the rate of payroll withholding, he or she may do so effective for the next offering period by submitting a new form before the offering period for which such change is to be effective.

A participant may not assign, transfer, pledge or otherwise dispose of (other than by will or the laws of descent and distribution) payroll deductions credited to a participant’s account or any rights to exercise an option or to receive shares of our Class A common stock under the ESPP, and during a participant’s lifetime, options in the ESPP shall be exercisable only by such participant. Any such attempt at assignment, transfer, pledge or other disposition will not be given effect.

Adjustments upon Changes in Recapitalization, Dissolution, Liquidation, Merger or Asset Sale. In the event of any increase or decrease in the number of issued shares of our common stock resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of the common stock, or any other increase or decrease in the number of shares of common stock effected without receipt of consideration by us, we will proportionately adjust the aggregate number of shares of our Class A common stock offered under the ESPP, the number and price of shares which any participant has elected to purchase under the ESPP and the maximum number of shares which a participant may elect to purchase in any single offering period. If there is a proposal to dissolve or liquidate us, then the ESPP will terminate immediately prior to the consummation of such proposed dissolution or liquidation, and any offering period then in progress will be shortened by setting a new purchase date to take place before the date of our dissolution or liquidation. We will notify each participant of such change in writing at least ten business days prior to the new exercise date. If we undergo a merger with or into another corporation or sell all or substantially all of our assets, each outstanding option will be assumed or an equivalent option substituted by the successor corporation or the parent or subsidiary of the successor corporation. If the successor corporation refuses to assume the outstanding options or substitute equivalent options, then any offering period then in progress will be shortened by setting a new purchase date to take place before the date of our proposed sale or merger. We will notify each participant of such change in writing at least ten business days prior to the new exercise date.

Amendment and Termination. Our board of directors may amend, suspend or terminate the ESPP at any time. However, to the extent necessary to comply with Section 423 of the Code, with respect to the Section 423 Component, the board of directors shall obtain stockholder approval prior to certain amendments as required by Section 423 of the Code or such other law, regulation or rule.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the director, director nominee and executive officer compensation arrangements discussed above in “Management” and “Executive Compensation,” this section describes transactions, or series of related transactions, since January 1, 2022 to which we were a party or will be a party, in which:

•	the amount involved exceeded or will exceed $120,000; and

•

any of our directors, executive officers or beneficial owners of more than 5% of our capital stock, or any members of the immediate family of, or person sharing the household with, or any entity affiliated with any such person, had or will have a direct or indirect material interest.

Series L Redeemable Preferred Stock Financing

On March 15, 2023, we entered into a Series L redeemable preferred stock purchase agreement (the “Series L Purchase Agreement”) with entities affiliated with Madrone, a holder of more than 5% of our capital stock. Pursuant to the Series L Purchase Agreement, we issued and sold an aggregate of 51,111 shares of Series L redeemable preferred stock to Madrone at a purchase price of $1,000.00 per share for gross proceeds of approximately $51.1 million. In addition to and simultaneously with the issuance and sale of the Series L redeemable preferred stock, Madrone entered into agreements to purchase 1,111,111 of Class A common stock from an existing stockholder for a purchase price of $44.00 per share. We assigned our right of first offer to Madrone with respect to this sale.

Series M Redeemable Preferred Stock Financing

On June 18, 2024, we entered into a Series M redeemable preferred stock purchase agreement (the “Series M Purchase Agreement”) with certain of our executive officers and directors (or their affiliated entities) and an entity affiliated with Bessemer, a holder of more than 5% of our capital stock, among others. Pursuant to the Series M Purchase Agreement, we issued and sold an aggregate of 24,025 shares of Series M redeemable preferred stock at a purchase price of $1,000.00 per share for gross proceeds of approximately $24.0 million. Eric H. Baker and Sameer Bhargava (or their affiliated entities) purchased 1,000 shares and 300 shares, respectively, and Bessemer purchased 1,500 shares.

Secondary Transactions

Nayaab Islam Class A Common Stock Sale to PointState

On March 8, 2024, Nayaab Islam, our President and Chief Product Officer, sold 133,333 shares of his Class A common stock to PointSeason Master Fund III LP, an entity affiliated with PointState Capital (“PointState”) and a holder of more than 5% of our capital stock, at a purchase price of $150.00 per share. We waived our right of first offer with respect to this sale. See “Executive Compensation.”

Relationship with WestCap

Class A Common Stock Purchase Agreement

On March 28, 2022, we entered into the Class A common stock purchase agreement (the “WestCap Purchase Agreement”) with WestCap Stub II-2020, LLC (“WestCap Stub”), an affiliate of WestCap Management, LLC (“WestCap”), a holder of more than 5% of our capital stock. Pursuant to the WestCap Purchase Agreement, WestCap Stub purchased a total of 7,905 new shares of Class A common stock at $253.02 per share, for an aggregate purchase price of $2.0 million, which such shares were delivered on April 7, 2022.

Relationship with Andro Capital

Andro Capital (“Andro”) is a seller on our platform and, in the normal course of business, has engaged us to support ticket management and list and fulfill its tickets on its behalf since 2008. Eric H. Baker, our Founder and

Chief Executive Officer, is currently the managing partner of Andro. We generated $0.1 million and $0.1 million of fees from tickets sold by Andro in the years ended December 31, 2023 and 2022, respectively. We did not generate any fees from tickets sold by Andro for the year ended December 31, 2024. As of December 31, 2024 and December 31, 2022, Andro was due $0.1 million and $4.0 million in other costs and proceeds related to tickets it had sold on our online ticket exchanges. As of December 31, 2023, Andro was not due any proceeds related to tickets it had sold on our platform.

On March 6, 2023, we entered into a servicing agreement (the “Servicing Agreement”) and side letter (“Side Letter”) with Andro STA Fund I (Preferred Equity), L.P. (the “Andro Fund”), which is managed by Andro. Under the terms of the Servicing Agreement, we helped facilitate the sale and servicing of tickets owned by Andro. Effective December 12, 2023, we entered into a mutual agreement with Andro for the early termination of the Servicing Agreement. Pursuant to the terms of the Side Letter, we paid Andro fees equal to $1.6 million in the year ended December 31, 2023. As of December 31, 2024 and December 31, 2023, no other fees are payable under either of these agreements.

On April 15, 2024, as part of our ongoing relationship with Andro, we entered into an agreement with the Andro Fund under which we agreed to cover certain costs incurred by Andro in connection with ticket management services.

On July 17, 2024, we entered into a program agreement (as amended or supplemented from time to time, the “Program Agreement”) with Colloquy Capital LLC (“Colloquy”), an affiliate of Andro. Under the terms of the Program Agreement, we refer certain of our sellers to Colloquy for the opportunity to enter into separate financing arrangements with Colloquy. Under such arrangements, it is anticipated that Colloquy may provide short-term financing to sellers based on those sellers’ existing and/or future expected proceeds generated through ticket sales on our platform. Pursuant to each seller’s agreement with Colloquy, we will disburse to Colloquy a percentage of the seller’s proceeds as agreed upon as consideration for the financing provided by Colloquy to the relevant seller. The Program Agreement has a five-year term with an exclusivity period of up to 36 months. No fees are payable under this agreement by us or Colloquy. In addition, we entered into a services agreement, dated March 20, 2025, with Colloquy, pursuant to which we help to facilitate the sale and servicing of tickets owned by Colloquy in return for a fee based on a percentage of revenue collected for the sale of those tickets. We have not received any fee under this services agreement.

Investors’ Rights Agreement

We are party to the Eighth Amended and Restated Investors’ Rights Agreement, dated December 20, 2019, with certain purchasers of our outstanding redeemable preferred stock and certain holders of our Class A common stock, including certain of our directors and executive officers, holders of more than 5% of our capital stock, including entities affiliated with Madrone, WestCap and Bessemer and entities with which certain of our directors are affiliated. For a more detailed description of these registration rights, see “Shares Eligible for Future Sale—Registration Rights.”

Stockholders’ Rights Agreement

We are party to the Stockholders’ Rights Agreement, dated    , 2025, with certain holders of our Class A common stock, including entities with which certain of our executive officers and directors are affiliated and certain holders of more than 5% of our capital stock, including entities affiliated with Bessemer. For a more detailed description of these registration rights, see “Shares Eligible for Future Sale—Registration Rights.”

Voting Agreement

We are party to the Third Amended and Restated Voting Agreement, dated December 20, 2019, with certain holders of our common stock, including our Founder and Chief Executive Officer, holders of more than 5% of our capital stock, including entities affiliated with Madrone and Bessemer, and entities with which certain of our directors are affiliated. Upon the effectiveness of the registration statement of which this prospectus forms a part, the amended and restated voting agreement will terminate.

Co-Sale and First Refusal Agreement

We are party to the Tenth Amended and Restated Co-Sale and First Refusal Agreement, dated January 17, 2020, with certain purchasers of our outstanding redeemable preferred stock and certain holders of our common stock, including our Founder and Chief Executive Officer, holders of more than 5% of our capital stock, including entities affiliated with Madrone, WestCap and Bessemer, and entities with which certain of our directors are affiliated. This agreement provides for rights of co-sale and first refusal relating to the shares of our common stock held by certain parties to the agreement. The amended and restated first refusal and co-sale agreement will terminate immediately prior to the completion of this offering.

Governance Side Letter

On February 13, 2020, in connection with their purchase of Class A common stock (“Class A Purchase”), we entered into a side letter regarding governance with Madrone, Bessemer and Eric H. Baker, our Founder and Chief Executive Officer (the “Governance Side Letter”). Under the Governance Side Letter, subject to certain limitations, we will be required to obtain each of Madrone and Bessemer’s prior approval to: (1) amend or modify certain conversion rights upon sale and transfer associated with our Class B common stock in our amended and restated certificate of incorporation; and (2) appoint the successor to Mr. Baker in the event of his resignation as our Chief Executive Officer or his death or incapacity, and any successors thereto. The Governance Side Letter also requires that, if Mr. Baker sells or otherwise transfers any of his shares of Class B common stock, such transferee will be subject to the same terms and obligations of Mr. Baker thereunder. The Governance Side Letter will terminate with respect to each of Madrone and Bessemer, as applicable, upon the earlier of (i) such date that such party no longer holds in the aggregate at least 50% of the shares of Class A common stock that it held at the time of the Class A Purchase and (ii) the date as mutually agreed upon in writing among us, Mr. Baker and the relevant party to the Governance Side Letter.

Indemnification Agreements

Our amended and restated certificate of incorporation will provide that we will indemnify our directors and executive officers to the fullest extent permitted by law. In addition, in connection with the effectiveness of the registration statement of which this prospectus forms a part, we expect to enter into indemnification agreements with all of our directors and executive officers. See “Description of Capital Stock—Limitation on Liability of Directors and Indemnification.”

Our Policy Regarding Related Party Transactions

Our board of directors recognizes the fact that transactions with related persons present a heightened risk of conflicts of interest (or the perception thereof). Our board of directors will adopt a written policy on transactions with related persons that is in conformity with the requirements for companies having common stock that is listed on the NYSE. This policy will cover any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, that meets the disclosure requirements set forth in Item 404 under the Securities Act, in which we were or are to be a participant and in which a “related person,” as defined in Item 404, had, has or will have a direct or indirect material interest. In reviewing and approving any such transactions, our audit committee will be tasked with considering all relevant facts and circumstances, including but not limited to whether the transaction is on terms comparable to those that could be obtained in an arm’s length transaction with an unrelated third party and the extent of the related person’s interest in the transaction. All of the transactions described in this section occurred prior to the adoption of this policy.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of March 19, 2025 by:

•	each of our named executive officers;

•	each of our directors;

•	all of our directors and executive officers as a group; and

•	each person known by us to be the beneficial owner of more than 5% of our outstanding shares of Class A common stock and Class B common stock.

We have determined beneficial ownership in accordance with the rules and regulations of the SEC. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially own, subject to community property laws where applicable. The information does not necessarily indicate beneficial ownership for any other purpose, including for purposes of Sections 13(d) and 13(g) of the Exchange Act.

We have deemed shares of our Class A common stock or Class B common stock subject to stock options that are currently exercisable or exercisable within 60 days of March 19, 2025 to be outstanding and to be beneficially owned by the person holding the stock option for the purpose of computing the percentage ownership of that person. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

Percentage ownership of our common stock before this offering is based on 55,961,550 shares of our Class A common stock and 4,950,000 shares of our Class B common stock outstanding as of March 19, 2025, after giving effect to the Reclassification, the Existing Preferred Stock Conversion, Redeemable Common Stock Reclassification, the RSU Settlement, the Warrant Exercise and the filing and effectiveness of our amended and restated certificate of incorporation and amended and restated bylaws, as if each had occurred as of March 19, 2025. Percentage ownership of our common stock after this offering also assumes the sale and issuance of     shares of our Class A common stock in this offering.

Unless otherwise indicated, the business address of each such beneficial owner is c/o StubHub Holdings, Inc., 175 Greenwich Street, 59th Floor, New York, New York 10007.

Name of Beneficial Owner	Shares Beneficially Owned Before this Offering				% Total Voting Power Before this Offering(1)	Shares Beneficially Owned After this Offering				% Total Voting Power After this Offering(1)
	Class A		Class B+			Class A		Class B+
	Shares	%	Shares	%		Shares	%	Shares	%
5% Stockholders:
Entities affiliated with Madrone Partners, L.P.(2)	15,156,011	27.1	—	—	2.8
Entities affiliated with WestCap Management(3)	6,172,390	11.0	—	—	1.1
Entities affiliated with Bessemer Venture Partners(4)	5,395,198	9.6	—	—	1.0
Entities affiliated with PointState Capital(5)	3,121,854	5.6	—	—	*
Entities affiliated with Declaration Partners(6)	2,957,398	5.3	—	—	*

Named Executive Officers and Directors:
Eric H. Baker(7)	2,896,197	5.2	4,950,000	100	90.4
Connie James(8)	51,938	*	—	—	*
Nayaab Islam(9)	1,324,119	2.4	—	—	*
Artem Yegorov(10)	88,137	*	—	—	*
Mark Streams(11)	346,714	*	—	—	*
Sameer Bhargava(12)	120,336	*	—	—	*
Jeffrey Blackburn(13)	1,775	*	—	—	*
Rajini Sundar Kodialam(14)	1,648	*	—	—	*
Jeremy Levine(15)	5,396,752	9.6	—	—	1.1
Thomas A. Patterson(16)	15,157,565	27.1	—	—	2.8
All executive officers and directors as a group (10 persons)(17)	25,385,181	45.4	4,950,000	100	94.6

*	Indicates beneficial ownership of less than 1% of the outstanding shares of our common stock or total voting power of less than 1%.
+

The Class B common stock is convertible at any time by the holder into shares of Class A common stock on a share-for-share basis, such that each holder of Class B common stock beneficially owns an equivalent number of shares of Class A common stock.

(1)

Percentage of total voting power represents voting power with respect to all shares of our Class A common stock and Class B common stock, as a single class. Shares of our Class A common stock entitle the holder to one vote per share, shares of our Class B common stock entitle the holder to 100 votes per share. See the section titled “Description of Capital Stock” for more information regarding the rights of our Class A and Class B common stock.

(2)

Consists of (i) 4,222,383 shares held by Madrone Partners, L.P. (“Madrone Partners”), (ii) 10,655,850 shares held by Madrone SHV Partners, LLC (“Madrone SHV”) and (iii) 277,778 shares held by Madrone Opportunity Fund, L.P. (“Madrone Opportunity”). Madrone Capital Partners, LLC (“Madrone Capital”) is the general partner of Madrone Partners and Madrone Opportunity and the manager of Madrone SHV. Thomas Patterson, Jameson McJunkin and Gregory Penner are the managing members of Madrone Capital and each may be deemed to have shared voting and investment power with respect to the shares held by each of Madrone Partners, Madrone SHV and Madrone Opportunity and, as a result, may be deemed to have beneficial ownership of such shares. The address for each of Madrone Partners, Madrone SHV and Madrone Opportunity is 1149 Chestnut Street, Suite 200, Menlo Park, California 94025.

(3)

Consists of (i) 6,069,615 shares held by WestCap Stub Holdco 2024, LLC (“WestCap Stub”), (ii) 96,846 shares held by the Tosi Family 2020 Irrevocable Trust (the “Tosi Family Trust”) and (iii) 5,929 shares held by the Laurence A. Tosi Junior Family Trust (the “Laurence A. Tosi Trust”). WestCap Management, LLC is the managing member of WestCap Stub. Laurence A. Tosi is the managing member of WestCap Management, LLC and the Settlor of the Tosi Family Trust and the Laurence A. Tosi Trust (together, the “Tosi Trusts”). Mr. Tosi may be deemed to hold voting and investment control over the shares held by the WestCap Stub and the Tosi Trusts. Mr. Tosi disclaims beneficial ownership of the shares held by the WestCap Stub except to the extent of his pecuniary interest therein, if any. The business address of WestCap Stub is 590 Pacific Ave. San Francisco, California 94133.

(4)

Consists of (i) 1,845,039 shares held by Bessemer Venture Partners VIII L.P. (“BVP VIII”), (ii) 2,218,922 shares held by Bessemer Venture Partners VIII Institutional L.P. (“BVP VIII Inst”), (iii) 296,714 shares held by Bessemer Venture Partners Century Fund Institutional L.P. (“BVP CF Inst”), (iv) 47,023 shares held by Bessemer Venture Partners Century Fund L.P. (“BVP CF”) and (v) 987,500 shares held by Deer Partners Investment Fund LLC (“DPIF”). Deer VIII & Co. L.P. (“Deer VIII LP”) is the general partner of BVP VIII and BVP VIII Inst. Deer VIII & Co. Ltd. (“Deer VIII Ltd.”) is the general partner of Deer VIII LP. Robert P. Goodman, David Cowan, Scott Ring, Sandra Grippo, Jeremy Levine, Byron Deeter and Robert M. Stavis serve as the directors of Deer VIII Ltd.

and hold the voting and dispositive power for BVP VIII and BVP VIII. Investment and voting decisions with respect to our shares held by BVP VIII and BVP VIII Inst are made by the directors of Deer VIII Ltd. acting as an investment committee. Deer X & Co. L.P. (“Deer X LP”) is the general partner of BVP CF and BVP CF Inst. Deer X & Co. Ltd. (“Deer X Ltd.”) is the general partner of Deer X LP. Robert P. Goodman, David Cowan, Jeremy Levine, Byron Deeter, Adam Fisher, Brian Feinstein, Alex Ferrara, Stephen Kraus, Scott Ring and Sandra Grippo are the directors of Deer X Ltd. and hold the voting and investment power for BVP CF and BVP CF Inst. Investment and voting decisions with respect to our shares held by BVP CF and BVP CF Inst are made by the directors of Deer X Ltd. acting as an investment committee. DPIF is a member-managed LLC. Voting and investment decisions over our shares held by DPIF are made by members of DPIF holding a majority in interests of DPIF’s position in us. The address of BVP VIII, BVP VIII Inst, BVP CF Inst, BVP CF and DPIF is c/o Bessemer Venture Partners, 1865 Palmer Ave., Suite 104, Larchmont, NY 10538.
(5)

Consists of (i) 277,154 shares held by PointSeason Master Fund LP (“PointSeason”), (ii) 1,388,889 shares held by PointSeason Master Fund II LP (“PointSeason II”), (iii) 133,333 shares held by PointSeason Master Fund III LP (“PointSeason III”), (iv) 1,181,546 shares held by SteelMill Master Fund LP (“SteelMill”) and (v) 140,932 shares held by ZS PEI Investors LLC (“ZS PEI”). PointState Season LLC is the investment manager of PointSeason, PointSeason II, and PointSeason III (collectively, the “PointSeason Entities”) and, as such, may be deemed to have beneficial ownership of the securities held by the PointSeason Entities. PointState Capital LP (“PointState”) is the managing member of PointState Season LLC and is the investment manager of SteelMill and, as such, may be deemed to have beneficial ownership of the securities held by the PointSeason Entities and SteelMill. PointSeason Holdings LLC (“PointSeason Holdings”) is the general partner of the PointSeason Entities and, as such, PointSeason Holdings may be deemed to have beneficial ownership of the securities held by the PointSeason Entities. PointState Holdings LLC (“PointState Holdings”) is the managing member of PointSeason Holdings and is the general partner of SteelMill and, as such, PointState Holdings may be deemed to have beneficial ownership of the securities held by the PointSeason Entities and SteelMill. PointState Capital GP LLC (“PointState GP”) is the general partner of PointState and, as such, PointState GP may be deemed to have beneficial ownership of the securities held by the PointSeason Entities and SteelMill. Zachary J. Schreiber is the managing member of each of PointState Holdings, PointState GP, and ZS PEI and, as such, may be deemed to have beneficial ownership of the securities held by the PointSeason Entities, SteelMill, and ZS PEI. The business address of each is 9 West 57th Street, 37th Floor, New York, NY 10019.

(6)

Consists of (i) 174,972 shares held by Declaration Capital SPV LLC, (ii) 87,528 shares held by Declaration Partners Tactical Growth Opportunity Fund LP and (iii) 2,694,898 shares held by Declaration Partners Opportunity II LP (collectively, the “Declaration Entities”). Declaration Partners LP serves as the management company for the Declaration Entities. Brian Frank, as the sole member of Declaration Partners GP LLC, the general partner of Declaration Partners LP, may be deemed to have sole voting and dispositive power with respect to the shares held by the Declaration Entities. Mr. Frank disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein, if any. The address for Declaration Partners LP is 510 Madison Avenue, 20th Floor, New York, NY 10022.

(7)

Consists of (i) 1,039,054 shares of Class A common stock held by Mr. Baker; (ii) 6,874 shares of Class A common stock held by The Eric H. Baker Family Foundation; (iii) 247,863 shares of Class A common stock issuable pursuant to outstanding stock options that are exercisable within 60 days of March 19, 2025; (iv) 379,766 shares of Class A common stock issuable upon the vesting and settlement of RSUs held by Mr. Baker for which the service-based vesting condition will be satisfied within 60 days of March 19, 2025 and the performance-based vesting condition related to a liquidity event is expected to occur in connection with the completion of this offering; (v) 4,401,798 shares of Class B common stock held by Mr. Baker; (vi) 548,202 shares of Class B common stock held by various family trusts; and (vii) 1,222,640 shares of Class A common stock held by Monkey Ventures Series A, LLC and Monkey Ventures Series C, LLC (together, “Monkey Ventures”) each of which Mr. Baker is the Director of and may be deemed to hold voting control over. Mr. Baker disclaims beneficial ownership of the shares held by Monkey Ventures except with respect to 31,358 shares held by Monkey Ventures and attributable to Mr. Baker.

(8)	Consists of shares issuable pursuant to outstanding RSUs that are vested within 60 days of the completion of this offering.
(9)

Consists of (i) 239,224 shares; (ii) 411,427 shares issuable pursuant to outstanding stock options that are exercisable within 60 days of March 19, 2025; and (iii) 673,468 shares issuable pursuant to outstanding RSUs that are vested within 60 days of the completion of this offering.

(10)	Consists of shares issuable pursuant to outstanding RSUs that are vested within 60 days of the completion of this offering.
(11)

Consists of (i) 159,242 shares; and (ii) 100,000 shares issuable pursuant to outstanding stock options that are exercisable within 60 days of March 19, 2025; and (iii) 87,472 shares issuable pursuant to outstanding RSUs that are vested within 60 days of the completion of this offering.

(12)

Consists of (i) 7,333 shares; (ii) 12,667 shares issuable pursuant to outstanding stock options that are exercisable within 60 days of March 19, 2025; and (iii) 8,100 shares held in family trusts; (iii) 90,682 shares held by Monkey Ventures and attributable to the Bhargava Trust and (iv) 1,554 shares issuable pursuant to outstanding RSUs that will be issued and fully vested upon completion of this offering.

(13)	Consists of (i) 659 shares of restricted Class A common stock which will vest upon the completion of this offering; and (ii) 1,116 shares issuable upon completion of this offering.
(14)	Consists of (i) 659 shares of restricted Class A common stock which will vest upon the completion of this offering; and (ii) 989 shares issuable upon completion of this offering.
(15)

Consists of (i) 1,554 shares issuable pursuant to outstanding RSUs that will be issued and fully vested upon completion of this offering; and (ii) Mr. Levine, a member of our board of directors, is a Partner at Bessemer Venture Partners may be deemed to have shared voting and investment power over the shares held by BVP VIII, BVP VIII Inst, BVP CF Inst, BVP CF and DPIF (as defined above). Mr. Levine disclaims beneficial ownership interest of the securities held by BVP VIII, BVP VIII Inst, BVP CF Inst, BVP CF and DPIF referred to in footnote (4) above, except to the extent of his pecuniary interest, if any, in such securities by virtue of his indirect and/or direct interest in such entities.

(16)

Consists of (i) 1,554 shares of our Class A common stock issuable pursuant to outstanding RSUs that will be issued and fully vested upon completion of this offering; and (ii) the shares identified in footnote (2) above. Mr. Patterson is a managing member of Madrone Capital and may be deemed to have shared voting and investment power over the shares held by Madrone Partners, Madrone SHV and Madrone Opportunity. Mr. Patterson disclaims beneficial ownership of the shares held by Madrone Partners, Madrone SHV and Madrone Opportunity, except to the extent of his pecuniary interest therein, if any.

(17)	See notes 7 to 16.

DESCRIPTION OF CAPITAL STOCK

The following description summarizes certain important terms of our capital stock, as they are expected to be in effect after this offering. Our amended and restated certificate of incorporation and amended and restated bylaws will become effective immediately prior to the completion of this offering, and this description summarizes the provisions that are expected to be included in such documents.

Because this is only a summary, it does not contain all the information that may be important to you. For a complete description of the matters set forth in this section, you should refer to our amended and restated certificate of incorporation, amended and restated bylaws and our amended and restated investors’ rights agreement, which are included as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Delaware law.

General

Unless otherwise indicated, the share information in this section gives effect to the Reclassification, the Existing Preferred Stock Conversion, the Redeemable Common Stock Reclassification, the RSU Settlement, the Warrant Exercise and the filing and effectiveness of our amended and restated certificate of incorporation and amended and restated bylaws, which will occur immediately prior to the completion of this offering.

Upon completion of this offering, our authorized capital stock will consist of:

•	3,000,000,000 shares of Class A common stock, par value $0.001 per share;

•	200,000,000 shares of Class B common stock, par value $0.001 per share;

•	10,000 shares of Series I redeemable preferred stock, par value $0.001 per share;

•	365,000 shares of Series K redeemable preferred stock, par value $0.001 per share;

•	115,000 shares of Series L redeemable preferred stock, par value $0.001 per share; and

•	100,000,000 shares of undesignated preferred stock, par value $0.001 per share.

As of December 31, 2024, assuming the Reclassification, the Existing Preferred Stock Conversion, Redeemable Common Stock Reclassification, the RSU Settlement, the Warrant Exercise and the filing and effectiveness of our amended and restated certificate of incorporation and amended and restated bylaws, each had occurred as of such date, there were    shares of our Class A common stock outstanding held by     stockholders of record,      shares of our Class B common stock outstanding held by    stockholders of record, 10,000 shares of Series I redeemable preferred stock outstanding held by one stockholder of record, 365,000 shares of Series K redeemable preferred stock outstanding held by 10 stockholders of record and 115,000 shares of Series L redeemable preferred stock outstanding held by 2 stockholders of record.

Pursuant to our amended and restated certificate of incorporation, our board of directors will have the authority, without stockholder approval except as required by the listing standards of the NYSE, to issue additional shares of our capital stock.

Common Stock

Upon completion of this offering, we will have two classes of authorized common stock: Class A and Class B common stock. The rights of the holders of Class A and Class B common stock are identical, except with respect to voting and conversion rights.

Voting Rights

Shares of our Class A common stock are entitled to one vote per share and shares of our Class B common stock are entitled to 100 votes per share. The holders of our Class A and Class B common stock will generally vote together as a single class on all matters submitted to a vote of our stockholders, unless otherwise required by Delaware law or our amended and restated certificate of incorporation. Delaware law could require either holders of our Class A or Class B common stock to vote separately in the following circumstances:

•

if we were to seek to amend our amended and restated certificate of incorporation to increase or decrease the par value of a class of our capital stock, then that class would be required to vote separately to approve the proposed amendment; and

•

if we were to seek to amend our amended and restated certificate of incorporation in a manner that alters or changes the powers, preferences or special rights of a class of our capital stock in a manner that would affect its holders adversely, then that class would be required to vote separately to approve the proposed amendment.

Our amended and restated certificate of incorporation that will become effective immediately prior to the completion of this offering will provide that stockholders are not entitled to cumulative voting for the election of directors. As a result, the holders of a majority of our voting power can elect all of the directors then standing for election.

Conversion Rights

Each outstanding share of our Class B common stock is convertible at any time at the option of the holder into one share of our Class A common stock. Each share of our Class B common stock will convert automatically into one share of Class A common stock on the date and time specified by the affirmative vote of the holders of a majority of the outstanding shares of Class B common stock, voting separately as a class. In addition, each share of our Class B common stock will convert automatically into one share of our Class A common stock upon any transfer, whether or not for value, except for certain permitted transfers to related and affiliated persons of Mr. Baker described in our amended and restated certificate of incorporation, including transfers to immediate family members of Eric H. Baker, our Founder and Chief Executive Officer, including upon Mr. Baker’s death, for estate planning purposes provided any voting or economic interests are held by Mr. Baker or his immediate family members, and to certain affiliates of Mr. Baker or his immediate family members provided any voting or economic interests are held by Mr. Baker or his immediate family members. Unless converted into shares of Class A common stock as described above, shares of Class B common stock will remain classified as Class B common stock. Once converted into Class A common stock, the Class B common stock may not be reissued. Pursuant to the Governance Side Letter, neither we nor Mr. Baker may, without the prior consent of each of Madrone and Bessemer, take any action to amend or modify certain conversion rights upon sale and transfer associated with our Class B common stock in our amended and restated certificate of incorporation. See “—Governance Approval Rights” below.

Economic Rights

Dividends. Any dividend or distribution paid or payable to the holders of shares of Class A or Class B common stock shall be paid pro rata, on an equal priority, pari passu basis, unless different treatment of the shares of each such class is approved by the affirmative vote of the holders of a majority of the outstanding shares of the applicable class of stock treated adversely, each voting separately as a class; provided, however, that if a dividend or distribution is paid in the form of Class A or Class B (or rights to acquire shares of Class A or Class B common stock), then the holders of the Class A common stock shall receive Class A common stock (or rights to acquire shares of Class A common stock) and holders of Class B common stock shall receive Class B common stock (or rights to acquire shares of Class B common stock).

Liquidation. In the event of our liquidation, dissolution or winding-up and upon the completion of the distributions required with respect to any series of preferred stock that may then be outstanding, our remaining assets legally available for distribution to stockholders shall be distributed on an equal priority, pro rata basis to the holders of Class A and Class B common stock.

Change of Control Transactions. In the event of certain mergers, consolidations, business combinations or other similar transactions, shares of our Class A and Class B common stock will be treated equally, identically and will share ratably, on a per share basis, in any consideration related to such transaction, unless different treatment of the shares of each class is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class A common stock, by the affirmative vote of the holders of a majority of the outstanding shares of Class B common stock, each voting separately as a class. In the event that the holders of shares of Class A or Class B common stock are granted rights to elect to receive one of two or more alternative forms of consideration in connection with such transaction, the foregoing will be satisfied if holders of shares of Class A and Class B common stock are granted identical election rights.

Subdivisions and Combinations. If we subdivide or combine in any manner outstanding shares of Class A or Class B common stock, then the outstanding shares of the other class will be subdivided or combined in the same proportion and manner, unless different treatment of the shares of each class is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class A common stock, by the affirmative vote of the holders of a majority of the outstanding shares of Class B common stock, each voting separately as a class.

No Preemptive or Similar Rights

Holders of shares of our common stock do not have preemptive, subscription or redemption rights. There will be no redemption or sinking fund provisions applicable to our common stock.

Fully Paid and Non-Assessable

All of our outstanding shares of Class A and Class B common stock are fully paid and nonassessable.

Redeemable Common Stock

During the year ended December 31, 2023, we reclassified 300,000 shares of Class A common stock held by Mr. Islam, our president, into redeemable common stock in connection with his employment agreement. Mr. Islam’s employment agreement contains a contingent redemption feature on these shares. This feature is deemed for accounting purposes to constitute a redemption feature that results in the classification of such shares outside of permanent equity on our consolidated balance sheet included elsewhere in this prospectus. Other than this redemption feature, the rights under the redeemable common stock are identical to those under the Class A common stock. Upon the listing of our Class A common stock on the NYSE in connection with this offering, the redemption right underlying the redeemable common stock will terminate and all outstanding shares of redeemable common stock will be reclassified into permanent Class A common stock. As of December 31, 2024, 294,593 shares of Class A common stock were redeemable. See “Executive Compensation,” “Certain Relationships and Related Party Transactions—Redeemable Common Stock Reclassification & Transaction” and Note 17 “Stock-Based Compensation” to our consolidated financial statements included elsewhere in this prospectus.

Redeemable Preferred Stock

As of December 31, 2024, prior to giving effect to the Existing Preferred Stock Conversion, we had 30,000 shares of Series I redeemable preferred stock, 32,892 shares of Series J redeemable preferred stock, 365,000 shares of Series K redeemable preferred stock, 115,000 shares of Series L redeemable preferred stock and 24,025 shares of Series M redeemable preferred stock outstanding. We collectively refer to each outstanding series as our “redeemable preferred stock.” Each series of redeemable preferred stock is subject to preferences, rights and limitations described in each such series’ certificate of designations as described below. The following is only a summary of each series’ certificate of designations and is qualified in its entirety by reference to the full text of each series’ certificate of designations, which are included as exhibits to the registration statement of which this prospectus forms a part.

Designations

On December 4, 2020, we filed a Certificate of Designations of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights, and Qualifications, Limitations and Restrictions Thereof of Preferred Stock (the “Series I Certificate”) with the Delaware Secretary of State, designating 50,000 shares of preferred stock as Series I preferred stock.

On March 10, 2021, we filed a Certificate of Designations of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights, and Qualifications, Limitations and Restrictions Thereof of Preferred Stock (the “Series J Certificate”) with the Delaware Secretary of State, designating 65,785 shares of preferred stock as Series J preferred stock. On February 17, 2023, we executed Amendment No. 1 to the Series J Certificate (the “Series J Amendment”).

On July 29, 2021, we filed a Certificate of Designations of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights, and Qualifications, Limitations and Restrictions Thereof of Preferred Stock (the “Series K Certificate”) with the Delaware Secretary of State, designating 365,000 shares of preferred stock as Series K preferred stock.

On March 30, 2023, we filed a Certificate of Designations of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights, and Qualifications, Limitations and Restrictions Thereof of Preferred Stock (the “Series L Certificate”) with the Delaware Secretary of State, designating 115,000 shares of preferred stock as Series L preferred stock.

On June 18, 2024, we filed a Certificate of Designations of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights, and Qualifications, Limitations and Restrictions Thereof of Preferred Stock (the “Series M Certificate” and, together with the Series I Certificate, Series J Certificate, Series J Amendment, Series K Certificate and Series L Certificate, the “Certificates of Designations” and each, a “Certificate of Designations”) with the Delaware Secretary of State, designating 24,025 shares of preferred stock as Series M preferred stock.

Voting Rights

Subject to the express provisions of the applicable Certificate of Designations, except to the extent required by the DGCL, the redeemable preferred stock shall not have any voting rights. However, as long as any shares of Series I redeemable preferred stock, Series J redeemable preferred stock, Series K redeemable preferred stock, Series L redeemable preferred stock or Series M redeemable preferred stock remain outstanding, we shall not, without the affirmative vote of the holders of a majority of the then outstanding shares of the Series I redeemable preferred stock, Series J redeemable preferred stock, Series K redeemable preferred stock, Series L redeemable preferred stock or Series M redeemable preferred stock, respectively, (a) authorize, create, classify, reclassify or increase authorized or issued shares of any securities with rights senior to those of the Series I redeemable preferred stock, Series J redeemable preferred stock, Series K redeemable preferred stock, Series L redeemable preferred stock or Series M redeemable preferred stock, respectively, (b) make certain restricted payments, as described in the Certificates of Designations (c) amend or alter our certificate of incorporation, bylaws, or the Certificates of Designations in any manner that adversely affects any rights of the holders of the Series I redeemable preferred stock, Series J redeemable preferred stock, Series K redeemable preferred stock, Series L redeemable preferred stock and Series M redeemable preferred stock, as applicable or (d) undertake a voluntary liquidation, dissolution or winding up unless the Series I redeemable preferred stock, Series J redeemable preferred stock, Series K redeemable preferred stock, Series L redeemable preferred stock and Series M redeemable preferred stock, respectively, is redeemed in full in connection therewith.

Conversion Rights

Holders of our redeemable preferred stock shall not have any right to convert any shares of redeemable preferred stock into, or to exchange any shares of the redeemable preferred stock for, any of our other class or series of capital stock or obligations or our subsidiaries and the holders of each series of our redeemable preferred stock shall not have the right to require us to repurchase, redeem or otherwise acquire such redeemable preferred stock, except as set forth in the applicable Certificate of Designations.

In connection with the exchange of 20,000 shares of Series I redeemable preferred stock for 85,894 shares of Class A common stock, the conversion rights for 20,000 of the remaining 30,000 outstanding shares of Series I redeemable preferred stock were amended to require automatic conversion pursuant to the exchange agreement we entered into with WestCap Stub on October 18, 2021 (the “Series I Exchange Agreement”). Pursuant to the Series I Exchange Agreement, 20,000 shares of Series I redeemable preferred stock will automatically convert into shares of Class A common stock, in accordance with the conversion provisions provided in the Series I Exchange Agreement, upon a Qualified IPO (as defined in the Series I Exchange Agreement).

In connection with the exchange of 32,893 shares of Series J redeemable preferred stock to 134,066 shares of Class A common stock, the conversion rights for the remaining 32,892 shares of Series J redeemable preferred stock were amended to require automatic conversion pursuant to that Exchange Agreement, dated August 20, 2021 and as amended on February 17, 2023, by and among us, PointSeason Master Fund LP, SteelMill Master Fund LP and PointState VG Aggregator LLC (the “Series J Exchange Agreement”). Pursuant to the terms of the Series J Exchange Agreement, all remaining shares of Series J redeemable preferred stock will automatically convert into shares of Class A common stock, in accordance with the conversion provisions provided in the Series J Exchange Agreement, upon a Qualified IPO (as defined in the Series J Exchange Agreement). The Series J Amendment reflects these conversion rights, among other things.

All 24,025 shares of our Series M redeemable preferred stock require automatic conversion pursuant to the Series M Certificate. Pursuant to the Series M Certificate, all shares of Series M redeemable preferred stock will automatically convert into shares of Class A common stock, in accordance with the conversion provisions provided in the Series M Certificate, on the date that is 180 days after the closing of a Qualified IPO (as defined in the Series M Certificate).

Redemptions

Optional Redemptions

With respect to the Series I redeemable preferred stock, Series J redeemable preferred stock and Series L redeemable preferred stock, we may redeem outstanding shares of such series at any time, and from time to time, in whole or in part, for cash at a price equal to 100% of the liquidation preference, as defined in the Series I Certificate, Series J Certificate or Series L Certificate, as applicable, plus accrued dividends.

With respect to the Series K redeemable preferred stock, we may redeem outstanding shares of Series K redeemable preferred stock at any time, and from time to time, in whole or in part, for cash at different totals based on the date of redemption, up to 101% of the outstanding liquidation preference and accrued dividends.

With respect to the Series M redeemable preferred stock, we may redeem outstanding shares of Series M redeemable preferred stock at any time, and from time to time prior to the consummation of a Qualified IPO (as defined in the Series M Certificate), in whole or in part, for cash at a price equal to 100% of the liquidation preference, as defined in the Series M Certificate, plus accrued dividends.

Mandatory Redemptions

We will redeem all then outstanding shares of each series of redeemable preferred stock for cash at the specific redemption prices for such series as set forth in the applicable Certificate of Designations upon the occurrence of a liquidation event. We shall also make certain offers for redemption subject to the terms of the applicable Certificate of Designations in the case of a change of control, as further described in each Certificate of Designations. Additionally, pursuant to the Series J Amendment and the Series M Certificate, the Series J

redeemable preferred stock and the Series M redeemable preferred stock will be automatically redeemed for cash, as described in the Series J Exchange Agreement and the Series M Certificate, on February 20, 2026 and June 18, 2034, respectively, assuming we have not consummated a Qualified IPO (as defined in the Series J Exchange Agreement and the Series M Certificate, respectively).

Economic Rights

Dividends

Holders of each series of redeemable preferred stock are entitled to receive dividends that accrue based on the dividend rate as set forth in the applicable Certificate of Designations. Such aggregate accrued and unpaid dividends will be payable in case of our election only when, as and if declared by or board of directors out of legally available funds for such purpose. No dividends may be declared and paid in securities or otherwise “in kind,” and the dividends shall be cumulative and will accrue as set forth in the applicable Certificate of Designations, regardless of whether such dividends have been declared by our board of directors and whether or not there are any funds legally available for the payment thereof.

Liquidation

Upon the occurrence of a liquidation event as defined in the applicable Certificate of Designations, each share of redeemable preferred stock will be entitled to receive and to be paid out of our assets that are legally available for distribution to our stockholders, before any distribution or payment may be made to a holder of any common stock or other classes or series of our capital stock with junior rights, by reason of their ownership thereof, an amount per share of redeemable preferred stock in cash in immediately available funds equal to the redemption price for such series of redeemable preferred stock, as defined in the applicable Certificate of Designations, payable at the time of such liquidation event pursuant to the terms of the applicable Certificate of Designations.

Undesignated Preferred Stock

Following the completion of this offering, our board of directors is authorized to direct us to issue shares of preferred stock in one or more series without stockholder approval, unless required by law or by any stock exchange. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of Class A and Class B common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of our company that may otherwise benefit holders of our Class A and Class B common stock and may adversely affect the market price of the Class A common stock and the voting and other rights of the holders of Class A and Class B common stock. We have no current plans to issue any shares of preferred stock.

Warrants

In March 2023, we entered into a warrant agreement (as amended, the “Warrant Agreement”) authorizing the issuance of up to 98,806 Class A common stock warrants as payment in connection with a consulting agreement with a third party. The Warrant Agreement was subsequently amended on March 21, 2025 to revise the total amount of warrants issuable to 71,141 and to terminate the remaining unissued warrants. As of December 31, 2024, 15,809 warrants were exercised in exchange for 15,808 shares of Class A common stock and 43,475 warrants remained outstanding. On January 27, 2025, 19,761 warrants were exercised in exchange for 19,760 shares of Class A common stock. On March 21, 2025, we issued the remaining 11,857 warrants authorized and all 35,570 outstanding warrants were exercised in exchange for 35,568 shares of Class A common stock, the Warrant Agreement automatically terminated and no warrants remained outstanding.

Stock Options

As of December 31, 2024, 3,105,294 shares of Class A common stock were issuable upon the exercise of outstanding stock options, at a weighted-average exercise price of $27.52 per share. For additional information regarding terms of our equity incentive plans, see “Executive Compensation—Equity Compensation Plans.”

Restricted Stock Units

As of December 31, 2024, 4,656,348 shares of Class A common stock were issuable upon the vesting and settlement of outstanding RSUs (excluding 3,069,057 shares of Class A common stock issued pursuant to the RSU Settlement). For additional information regarding terms of our equity incentive plans, see “Executive Compensation—Equity Compensation Plans.”

Choice of Forum

Our amended and restated certificate of incorporation will provide that, unless we consent to the selection of an alternative forum, the Court of Chancery is the sole and exclusive forum for: (a) any derivative action, suit, or proceeding brought on our behalf; (b) any action, suit, or proceeding asserting a claim of breach of fiduciary duty owed by any of our current or former directors, officers or other employees or stockholders to us or to our stockholders, creditors or other constituents; (c) any action, suit, or proceeding asserting a claim arising pursuant to the Delaware General Corporation Law, our amended and restated certificate of incorporation or amended and restated bylaws, or as to which the Delaware General Corporation Law confers exclusive jurisdiction on the Court of Chancery of the State of Delaware; or (d) any action, suit, or proceeding asserting a claim governed by the internal affairs doctrine, unless the Court of Chancery does not have subject matter jurisdiction thereof, provided that the exclusive forum provisions will not apply to suits brought to enforce any liability or duty created by the Exchange Act, or to any claim for which the federal courts have exclusive jurisdiction.

Our amended and restated certificate of incorporation will further provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the U.S. are the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. We note that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder and we cannot be certain that a court would enforce such a provision. Although we believe the provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers. This provision also may result in increased costs for investors to bring a claim.

These exclusive forum provisions may (i) increase the costs for an investor and/or (ii) limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage lawsuits against us and our directors, officers and other employees. Alternatively, if a court were to find either exclusive-forum provision in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could have a material adverse effect on our business, financial condition and results of operations.

Dividends

Declaration and payment of any dividend will be subject to the discretion of our board of directors. The time and amount of dividends will be dependent upon our business prospects, results of operations, financial condition, cash requirements and availability, debt repayment obligations, capital expenditure needs, contractual restrictions, covenants in the agreements governing our current and future indebtedness, industry trends, the provisions of Delaware law affecting the payment of distributions to stockholders and any other factors our board of directors may consider relevant. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business and to repay indebtedness, and therefore do not anticipate declaring or paying any cash dividends on our Class A common stock in the foreseeable future. See “Dividend

Policy” and “Risk Factors—Risks Relating to this Offering and Ownership of Our Class A Common Stock—Because we do not anticipate paying any cash dividends on our Class A common stock in the foreseeable future, capital appreciation, if any, will be your sole source of gains and you may never receive a return on your investment.”

Anti-Takeover Provisions

Our amended and restated certificate of incorporation and amended and restated bylaws will contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give our board of directors the power to discourage acquisitions that some stockholders may favor. See “Risk Factors—Risks Relating to this Offering and Ownership of Our Class A Common Stock—Anti-takeover provisions in our charter documents could make an acquisition of our company more difficult, limit attempts by our stockholders to replace or remove our current management and limit the market price of our Class A common stock.”

Multi-Class Stock

As described above in “—Common Stock—Voting Rights,” our amended and restated certificate of incorporation will provide for a multi-class common stock structure, pursuant to which holders of our Class B common stock will have the ability to control the outcome of matters requiring stockholder approval, even if such holders own significantly less than a majority of the shares of the shares of our outstanding Class A and Class B common stock, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets.

Stockholder Action and Special Meetings of Stockholders

Our amended and restated certificate of incorporation will provide that, from and after the date that holders of our Class B common stock hold less than a majority of the voting power of our capital stock, any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of our stockholders and may not be effected by any consent in writing by our stockholders. Our amended and restated certificate of incorporation will further provide that, from and after the date that holders of our Class B common stock hold less than a majority of the voting power of our capital stock, special meetings of our stockholders may be called only by a majority of our board of directors, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders to take any action, including the removal of directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our amended and restated bylaws will provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our amended and restated bylaws will also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions might also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

Quorum and Board Action

Our amended and restated certificate of incorporation will require that, for as long Mr. Baker is serving as Chairman of the board, his presence will be required to establish a quorum of directors and his affirmative vote will be required to effect any action of the board or fill any vacancy on the board.

Classified Board Election and Removal of Directors; Filling Vacancies

Our amended and restated certificate of incorporation will provide that, from and after the date that holders of our Class B common stock hold less than a majority of the voting power of our capital stock, our board of directors will be divided into three classes. The directors in each class will serve for a three-year term, one class being elected each year by our stockholders, with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Further, such directors may only be removed for cause by affirmative vote of the holders of at least 66 2/3% of the voting power of all of the then outstanding shares of our capital stock entitled to vote generally in the election of directors, voting together as a single class. Because our stockholders do not have cumulative voting rights, our stockholders holding a majority of the voting power of the then outstanding capital stock will be able to elect all of our directors.

From and after the date that holders of our Class B common stock hold less than a majority of the voting power of our capital stock, our board of directors has the exclusive right to set the size of the board of directors and any vacancy on our board of directors, however occurring, including a vacancy resulting from an increase in the size of the board, may only be filled by an affirmative vote of the majority of the total number of directors then in office which must include the affirmative vote of the Chairman of the board of directors, unless the board of directors determines that such vacancies will be filled by the stockholders. This system of electing and removing directors and filling vacancies may discourage a third party from making a tender offer or otherwise attempting to obtain control of us because it generally makes it more difficult for stockholders to replace a majority of the directors.

Authorized but Unissued Shares

The authorized but unissued shares of our common stock and our redeemable preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the listing standards of the NYSE. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and redeemable preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Amendments of Certificate of Incorporation and Bylaws

Our amended and restated certificate of incorporation will provide the ability for our board of directors to amend our amended and restated bylaws without obtaining stockholder approval and that, from and after the date that holders of our Class B common stock hold less than a majority of the voting power of our capital stock, stockholders may only amend our amended and restated bylaws by affirmative vote of the holders of at least 66 2/3% of the voting power of all of the then outstanding shares of our capital stock entitled to vote thereon, voting together as a single class. Furthermore, our amended and restated certificate of incorporation will provide that, from and after the date that holders of our Class B common stock hold less than a majority of the voting power of our capital stock, stockholders may only amend certain provisions of our amended and restated certificate of incorporation by affirmative vote of the holders of at least 66 2/3% of the voting power of all of the then outstanding shares of our capital stock entitled to vote thereon, voting together as a single class.

Limitation on Liability of Directors and Indemnification

Our amended and restated certificate of incorporation will provide that our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation is not permitted under the DGCL, as may be amended, or for liability:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	pursuant to Section 174 of the DGCL; or

•	for any transaction from which the director derived an improper personal benefit.

Our amended and restated bylaws will provide that we must indemnify our directors and officers to the fullest extent permitted by law. We will also be expressly authorized to advance certain expenses (including attorneys’ fees) to our directors and officers and carry directors’ and officers’ insurance providing indemnification for our directors and officers for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers. In addition, in connection with the effectiveness of the registration statement of which this prospectus forms a part, we intend to enter into separate indemnification agreements with each of our directors and executive officers.

Registration Rights

Eighth Amended & Restated Investors’ Rights Agreement

We are party to an amended and restated investors’ rights agreement that provides that certain holders of our capital stock have certain registration rights as set forth below. The registration of shares of our Class A common stock by the exercise of registration rights described below would enable the holders to sell these shares without restriction under the Securities Act when the applicable registration statement is declared effective.

The registration rights set forth in the amended and restated investors’ rights agreement will terminate (i) five years following the effectiveness of the registration statement of which this prospectus forms a part or (ii) with respect to any particular stockholder, when such stockholder is able to sell all of its registrable shares pursuant to Rule 144 of the Securities Act during any three-month period. We will pay the registration expenses (other than underwriting discounts and commissions) of the holders of the shares registered pursuant to the registrations described below, including the reasonable fees of counsel for the selling holders. In an underwritten offering, the underwriters have the right, subject to specified conditions, to limit the number of shares such holders may include.

Demand Registration Rights

Subject to certain exceptions, upon election by the requisite holders, the holders of an aggregate of 44,824,072 shares of our Class A common stock, based on our shares outstanding as of December 31, 2024, will be entitled to certain demand registration rights. At any time beginning 180 days after the effective date of the registration statement of which this prospectus forms a part, certain holders of these shares may request that we register all or a portion of the registrable shares. We are obligated to effect only two such registrations. Such request for registration must have a minimum aggregate offering price of at least $180.0 million.

Piggyback Registration Rights

After the effectiveness of the registration statement of which this prospectus forms a part, in the event that we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, the holders of an aggregate of 44,824,072 shares of our Class A common stock, based on our shares outstanding as of December 31, 2024, will be entitled to certain piggyback registration rights allowing the holder to include their shares in such registration, subject to certain marketing and other limitations.

As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to a registration relating to (i) the issuance of securities by us or by a subsidiary pursuant to a stock option, stock purchase, or similar plan, (ii) an SEC Rule 145 transaction, (iii) a registration on any form that does not include substantially the same information as would be required to be included in a piggyback registration, or (iv) a registration in which the only stock being registered is stock issuable upon conversion of debt securities that are also being registered, the holders of these shares are entitled to notice of the registration and have the right to include their shares in the registration, subject to limitations that the underwriters may impose on the number of shares included in the offering.

S-3 Registration Rights

The holders of an aggregate of 44,824,072 shares of our Class A common stock, based on our shares outstanding as of December 31, 2024, will be entitled to certain Form S-3 registration rights. At any time beginning 90 days after the effectiveness of the registration statement of which this prospectus forms a part, the holders of these shares can make a request that we register their shares on Form S-3 if we are qualified to file a registration statement on Form S-3 and if the anticipated aggregate price of the shares offered, net of any underwriters’ discounts or commissions, would equal or exceed $10,000,000. We will not be required to effect more than two registrations on Form S-3 within any 12-month period.

Stockholders’ Rights Agreement

We are party to a stockholders’ rights agreement that provides that certain holders of our capital stock have certain registration rights as set forth below. The registration of shares of our Class A common stock by the exercise of registration rights described below would enable the holders to sell these shares without restriction under the Securities Act when the applicable registration statement is declared effective.

The registration rights set forth in the stockholders’ rights agreement will terminate (i) five years following the effectiveness of the registration statement of which this prospectus forms a part or (ii) with respect to any particular stockholder, when such stockholder is able to sell all of its registrable shares pursuant to Rule 144 of the Securities Act during any three-month period. We will pay the registration expenses (other than underwriting discounts and commissions) of the holders of the shares registered pursuant to the registrations described below, including the reasonable fees of counsel for the selling holders. In an underwritten offering, the underwriters have the right, subject to specified conditions, to limit the number of shares such holders may include.

Piggyback Registration Rights

After the effectiveness of the registration statement of which this prospectus forms a part, in the event that we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, the holders of an aggregate of 12,320,110 shares of our Class A common stock, based on our shares outstanding as of December 31, 2024, will be entitled to certain piggyback registration rights allowing the holder to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to a registration relating to (i) the issuance of securities by us or by a subsidiary pursuant to a stock option, stock purchase, or similar plan, (ii) an SEC Rule 145 transaction, (iii) a registration on any form that does not include substantially the same information as would be required to be included in a piggyback registration, or (iv) a registration in which the only stock being registered is stock issuable upon conversion of debt securities that are also being registered, the holders of these shares are entitled to notice of the registration and have the right to include their shares in the registration, subject to limitations that the underwriters may impose on the number of shares included in the offering.

Governance Approval Rights

For as long as the Governance Side Letter remains in effect, we will be required to obtain each of Madrone and Bessemer’s prior approval to: (1) amend or modify certain conversion rights upon sale and transfer associated with our Class B common stock in our amended and restated certificate of incorporation; and (2) appoint the successor to Mr. Baker in the event of his resignation as our Chief Executive Officer or his death or incapacity, and any of his successors thereto.

Transfer Agent and Registrar

The transfer agent and registrar for our Class A common stock will be Equiniti Trust Company, LLC. The transfer agent and registrar’s address is 6201 15th Avenue, Brooklyn, NY 11219.

Listing

We have applied to list our Class A common stock on the NYSE under the symbol “STUB,” and this offering is contingent upon obtaining approval of such listing.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our Class A common stock. Future sales of our Class A common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time and our ability to raise equity capital in the future.

Based on the number of shares of our capital stock outstanding as of December 31, 2024, and after giving effect to the Reclassification, the Existing Preferred Stock Conversion, Redeemable Common Stock Reclassification, the RSU Settlement, the Warrant Exercise and the filing and effectiveness of our amended and restated certificate of incorporation and amended and restated bylaws, which will occur immediately prior to the completion of this offering, we will have a total of     shares of our Class A common stock and     shares of our Class B common stock outstanding.

Of these shares, all of the Class A common stock sold in this offering by us, plus any shares sold by us upon exercise of the underwriters’ option to purchase additional Class A common stock, will be freely tradable in the public market without restriction or further registration under the Securities Act, unless these shares are held by “affiliates,” as that term is defined in Rule 144 under the Securities Act.

The remaining shares of Class A common stock and Class B common stock will be, and shares of Class A common stock or Class B common stock subject to stock options or RSUs will be, on issuance, “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below. Restricted securities may also be sold outside of the U.S. to non-U.S. persons in accordance with Rule 904 of Regulation S. Subject to the lock-up agreements described below and the provisions of Rule 144 or Regulation S under the Securities Act, as well as our insider trading policy, these restricted securities will be available for sale in the public market after the date of this prospectus.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell, within any three-month period, a number of shares of Class A common stock that does not exceed the greater of:

•	1% of the number of shares of our Class A common stock then outstanding; and

•	the average weekly trading volume of our Class A common stock on the during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales under Rule 144 by our affiliates or persons selling shares of our Class A common stock on behalf of our affiliates are also subject to certain manner-of-sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a stockholder who was issued shares under a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days, to sell these shares in reliance on Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required by that rule to wait until 90 days after the date of this prospectus before selling those shares under Rule 701.

Lock-Up Agreements and Market Standoff Agreements

We, all of our directors and executive officers, and the holders of substantially all of our capital stock and securities convertible into or exchangeable for our capital stock have entered into lock-up agreements with the underwriters and/or are subject to market standoff agreements or other agreements with us, which prevents them from, among other things and subject to certain exceptions, selling any of our Class A common stock or any securities convertible into or exercisable or exchangeable for Class A common stock for a period of not less than 180 days from the date of this prospectus without the prior written consent of J.P. Morgan Securities LLC and Goldman Sachs & Co. LLC. See the section titled “Underwriting (Conflicts of Interest)” for more information.

Registration Rights

The holders of 45,965,424 shares of our Class A common stock, based on our shares outstanding as of December 31, 2024, or their transferees, are entitled to certain rights with respect to the registration of those shares under the Securities Act. If these shares are registered, in most cases they will be freely tradable without restriction under the Securities Act and a large number of shares may be sold into the public market. See the section titled “Description of Capital Stock—Registration Rights” for additional information.

Registration Statement on Form S-8

We intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of our Class A common stock subject to outstanding stock options and RSUs, as well as shares of our Class A common stock reserved for future issuance, under our A&R 2022 Plan and ESPP. We expect to file these registration statements as soon as permitted under the Securities Act. However, the shares registered on Form S-8 may be subject to the volume limitations and the manner of sale, notice and public information requirements of Rule 144. See “Executive Compensation—Equity Compensation Plans” for a description of our A&R 2022 Plan and ESPP.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership and disposition of our Class A common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local, or non-U.S. tax laws are not discussed. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”), in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership, and disposition of our Class A common stock.

This discussion is limited to Non-U.S. Holders that hold our Class A common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income and the alternative minimum tax. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the U.S.;

•	persons holding our Class A common stock as part of a hedge, straddle, or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies, and other financial institutions;

•	brokers, dealers, or traders in securities;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell our Class A common stock under the constructive sale provisions of the Code;

•	persons who hold or receive our Class A common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•	tax-qualified retirement plans; and

•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds.

If an entity treated as a partnership for U.S. federal income tax purposes holds our Class A common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership, and certain determinations made at the partner level. Accordingly, partnerships holding our Class A common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR

SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR CLASS A COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL, OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a Non-U.S. Holder

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our Class A common stock that is neither a “U.S. person” nor an entity treated as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the U.S.;

•	a corporation created or organized under the laws of the U.S., any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a U.S. court and all substantial decisions of which are subject to the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions

As described in the section titled “Dividend Policy,” we do not currently anticipate paying any additional dividends on our Class A common stock. However, if we do make distributions of cash or property on our Class A common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its Class A common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “—Sale or Other Taxable Disposition.”

Subject to the discussion below regarding effectively connected income, dividends paid to a Non-U.S. Holder will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable tax treaties.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the U.S. (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the U.S. to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the U.S.

Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular rates applicable to U.S. persons. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Sale or Other Taxable Disposition

A Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our Class A common stock unless:

•

the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the U.S. (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the U.S. to which such gain is attributable);

•	the Non-U.S. Holder is a nonresident alien individual present in the U.S. for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•	our Class A common stock constitutes a U.S. real property interest (“USRPI”) by reason of our status as a U.S. real property holding corporation (“USRPHC”) for U.S. federal income tax purposes.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular rates applicable to U.S. persons. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

A Non-U.S. Holder described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on gain realized upon the sale or other taxable disposition of our Class A common stock, which gain may be offset by certain U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the U.S.), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition of our Class A common stock by a Non-U.S. Holder will not be subject to U.S. federal income tax if our Class A common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market and such Non-U.S. Holder owned, actually and constructively, 5% or less of our Class A common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period.

Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Payments of dividends on our Class A common stock will not be subject to backup withholding, provided the Non-U.S. Holder certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E, or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any distributions on our Class A common stock paid to the Non-U.S. Holder, regardless of whether such distributions constitute dividends or whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our Class A common stock within the U.S. or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting if the applicable withholding agent receives the certification described above or the Non-U.S. Holder otherwise establishes an exemption. Proceeds of a disposition of our Class A common stock conducted through a non-U.S. office of a non-U.S. broker that does not have certain enumerated relationships with the U.S. generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act (“FATCA”)) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, and, subject to the proposed Treasury Regulations discussed below, gross proceeds from the sale or other disposition of, our Class A common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the U.S. governing FATCA may be subject to different rules.

Under applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our Class A common stock. While withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of our Class A common stock beginning on January 1, 2019, proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our Class A common stock.

UNDERWRITING (CONFLICTS OF INTEREST)

We are offering the shares of Class A common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC and Goldman Sachs & Co. LLC are acting as joint book-running managers of the offering and as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of Class A common stock listed next to its name in the following table:

Name	Number of Shares
J.P. Morgan Securities LLC
Goldman Sachs & Co. LLC
BofA Securities, Inc.
Evercore Group L.L.C.
BMO Capital Markets Corp.
Mizuho Securities USA LLC
TD Securities (USA) LLC
Truist Securities, Inc.
Nomura Securities International, Inc.
WR Securities, LLC
Citizens JMP Securities, LLC
Oppenheimer & Co. Inc.
Wedbush Securities Inc.
PNC Capital Markets LLC

Total

The underwriters are committed to purchase all the shares of Class A common stock offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the Class A common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $  per share. After the initial offering of the shares to the public, if all of the shares of Class A common stock are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms. The underwriters may offer and sell the shares of common stock through certain of their affiliates or other registered broker-dealers or selling agents.

The underwriters have an option to buy up to     additional shares of Class A common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any shares are purchased with this option to purchase additional shares, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of Class A common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of Class A common stock less the amount paid by the underwriters to us per share of Class A common stock. The underwriting fee is $  per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without Option to Purchase Additional Shares Exercise	With Full Option to Purchase Additional Shares Exercise
Per Share	$	$
Total	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $   . We have agreed to reimburse the underwriters for expenses relating to the clearance of this offering with the Financial Industry Regulatory Authority, Inc. in an amount up to $  . In addition, the underwriters have agreed to reimburse us for certain of our expenses that we have incurred in connection with this offering.

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not, subject to certain exceptions, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, or submit to, or file with, the SEC a registration statement under the Securities Act relating to, any shares of our common stock or any securities convertible into or exercisable or exchangeable for any shares of our common stock, or (ii) enter into any swap, hedging, or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of any shares of common stock or any such other securities, or publicly disclose the intention to undertake any of the foregoing (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of J.P. Morgan Securities LLC and Goldman Sachs & Co. LLC for a period of 180 days after the date of this prospectus, other than the shares of our Class A common stock to be sold in this offering.

The restrictions on our actions, as described above, do not apply to certain transactions, including (i) the issuance of shares of common stock or securities convertible or exchangeable into or exercisable for shares of our common stock pursuant to the conversion or exchange of convertible or exchangeable securities or the exercise of warrants or options (including net exercise) or the settlement of RSUs (including net settlement), in each case outstanding on the date of the underwriting agreement and described in this prospectus; (ii) grants of stock options, stock awards, restricted stock, RSUs or other equity awards and the issuance of shares of common stock or securities convertible into or exercisable or exchangeable for shares of our common stock (whether upon the exercise, vesting or settlement of stock options or otherwise) pursuant to the terms of our or our subsidiaries’ equity compensation plans (the “Company Stock Plans”), employee stock purchase plan or other equity compensation plan in effect as of the closing date of this offering and described in this prospectus, provided that such recipients enter into a lock-up agreement with the underwriters; (iii) the issuance of up to 5% of the outstanding shares of common stock, or securities convertible into, exercisable for or which are otherwise exchangeable for, common stock, immediately following the closing date of this offering, in mergers, acquisitions or other similar commercial or strategic transactions, provided that such recipients enter into a lock-up agreement with the underwriters or (iv) the filing of any registration statement on Form S-8 relating to securities granted or to be granted pursuant to the equity incentive plans described herein, employee stock purchase plan or other equity compensation plan in effect on the date of the underwriting agreement and described in this prospectus or any assumed benefit plan pursuant to an acquisition or similar strategic transaction.

Our directors and executive officers, and substantially all of our securityholders (such persons, the “lock-up parties”) have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each lock-up party, with limited exceptions, for a period of 180 days after the date of this prospectus (such period, the “restricted period”), may not and may not cause any of their direct or indirect affiliates to, without the prior written consent of J.P. Morgan Securities LLC and Goldman Sachs & Co. LLC, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including without limitation, our common stock or such other securities which may be deemed to be beneficially owned by the lock-up party in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) (collectively with the common stock, the “lock-up securities”), (ii) enter into any hedging, swap or other agreement or transaction that transfers, in whole or in part, any of the economic consequences of ownership of the lock-up securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of the lock-up securities, in cash or otherwise, (iii) make any demand for or exercise any right with respect to the registration of any of the lock-up securities, or (iv) publicly disclose the intention to do any of the foregoing. Such persons or entities have further acknowledged that these undertakings preclude them from engaging in any hedging or other transactions or arrangements (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) designed or intended, or which could reasonably be expected to lead to or result in, a sale or disposition or transfer (whether by the lock-up party or any other person) of any economic consequences of ownership, in whole or in part, directly or indirectly, of any lock-up securities, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of lock-up securities, in cash or otherwise.

The restrictions described in the immediately preceding paragraph and contained in the lock-up agreements between the underwriters and the lock-up parties do not apply, subject in certain cases to various conditions, to certain transactions, including (a) transfers of lock-up securities: (i) as bona fide gifts or charitable contributions, or for bona fide estate planning purposes, (ii) by will, other testamentary document or intestacy, (iii) (A) to any trust for the direct or indirect benefit of the lock-up party or the immediate family of the lock-up party, or if the lock-up party is a trust, to a trustor or beneficiary of the trust or to the estate of a beneficiary of such trust or (B) to any immediate family member, (iv) to a corporation, partnership, limited liability company or other entity of which the lock-up party and/or its immediate family members are the legal and beneficial owner of all of the outstanding equity securities or similar interests, (v) to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (i) through (iv), (vi) in the case of a corporation, partnership, limited liability company, trust or other business entity, (A) to another corporation, partnership, limited liability company, trust or other business entity that is an affiliate of the lock-up party, or to any investment fund, vehicle, account, portion of a fund, vehicle or account or other entity controlling, controlled by, managing or managed by or under common control with the lock-up party or its affiliates or (B) as part of a distribution to partners, direct or indirect members, stockholders or other equityholders of the lock-up party; (vii) by operation of law, (viii) to us upon death, disability or termination of employment or service of the lock-up party, (ix) as part of a sale or transfer of lock-up securities acquired (A) in this offering (other than any company-directed shares purchased in this offering by our officers or directors) or (B) in open market transactions after the completion of this offering, (x) to us in connection with the vesting, settlement or exercise of restricted stock units, options, warrants or other rights to purchase shares of our common stock (including “net” or “cashless” exercise), including for the payment of exercise price and tax and remittance payments, (xi) to us (A) pursuant to the Tenth Amended and Restated Co-Sale and First Refusal Agreement, dated January 17, 2024, between us and the parties thereto described in this prospectus, under which we have a right of first refusal with respect to transfers of lock-up securities, or (B) pursuant to a certain contractual arrangement described elsewhere in this prospectus providing for the repurchase of lock-up securities from the lock-up party or (xii) pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction approved by our board of directors and made to all stockholders involving a change in control, provided that if such transaction is not completed, all such lock-up securities would remain subject to the restrictions in the immediately preceding paragraph; (b) exercise of the options, settlement of RSUs or other equity awards, or the exercise of warrants granted pursuant to plans described in this prospectus, provided that any lock-up securities received upon such exercise, vesting or settlement would be subject to restrictions similar to those in the immediately preceding paragraph; (c) the conversion of outstanding preferred stock, warrants to acquire preferred stock, or convertible securities into shares of our common stock or warrants to acquire shares of our common stock, provided that any common stock or warrant received upon such conversion would be subject to restrictions similar to those in the immediately preceding paragraph; (d) the establishment by lock-up parties of trading plans under Rule 10b5-1 under the Exchange Act, provided that such (1) trading plan does not provide for the transfer of lock-up securities during the restricted period and (2) no public announcement, report or filing shall be voluntarily made and to the extent a public announcement, report or filing under the Exchange Act is required during the restricted period and is or made by or on behalf of the lock-up party or us regarding the establishment of such plan, such announcement, report or filing shall include a statement to the effect that no transfer, sale or other disposition of our common stock may be made under such plan during the restricted period; and (e) make any demand or requests for, exercise any right with respect to, or take any action in preparation of the registration by us under the Securities Act of the lock-up party’s common stock or other securities, provided that (i) no public filing with the SEC or any other public announcement may be made during the restricted period in relation to such registration, (ii) J.P. Morgan Securities LLC and Goldman Sachs & Co. LLC must have received prior written notice from us and/or the lock-up party of a confidential submission of a registration statement with the SEC during the restricted period at least seven business days prior to such submission and (iii) no common stock or other securities of ours may be sold, distributed or exchanged prior to the expiration of the restricted period.

J.P. Morgan Securities LLC and Goldman Sachs & Co. LLC, in their sole discretion, may release the securities subject to any of the lock-up agreements with the underwriters described above, in whole or in part at any time.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

We have applied to have our Class A common stock approved for listing on the NYSE under the symbol “STUB,” and this offering is contingent upon obtaining approval of such listing.

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of Class A common stock in the open market for the purpose of preventing or retarding a decline in the market price of the Class A common stock while this offering is in progress. These stabilizing transactions may include making short sales of Class A common stock, which involves the sale by the underwriters of a greater number of shares of Class A common stock than they are required to purchase in this offering, and purchasing shares of Class A common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount.

The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the Class A common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase Class A common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the Class A common stock or preventing or retarding a decline in the market price of the Class A common stock, and, as a result, the price of the Class A common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the NYSE, in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our Class A common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for shares of our Class A common stock, or that the shares will trade in the public market at or above the initial public offering price.

“Wolfe | Nomura Alliance” is the marketing name used by Wolfe Research Securities and Nomura Securities International, Inc. in connection with certain equity capital markets activities conducted jointly by the firms. Both Nomura Securities International, Inc. and WR Securities, LLC are serving as underwriters in this offering. In addition, WR Securities, LLC may provide sales support services, investor education, and/or other independent equity research services in connection with this offering.

Conflicts of Interest

Affiliates of J.P. Morgan Securities LLC, Goldman Sachs & Co. LLC, BofA Securities, Inc., BMO Capital Markets Corp. and PNC Capital Markets LLC are lenders under our Credit Facilities and would receive proceeds upon the repayment of the Credit Facilities with the proceeds of this offering. See the section titled “Use of Proceeds.” Consequently, J.P. Morgan Securities LLC, Goldman Sachs & Co. LLC, BofA Securities, Inc., BMO Capital Markets Corp. and PNC Capital Markets LLC will have conflicts of interest under FINRA Rule 5121.      , one of the underwriters of this offering, will act as “qualified independent underwriter” as defined in FINRA Rule 5121. In that role,       has participated in the preparation of the registration statement and has exercised the usual standards of “due diligence” in connection with the offering, as required by FINRA Rule 5121. We have agreed to indemnify       against certain liabilities incurred in connection with acting as a qualified independent underwriter, including liabilities under the Securities Act.       will not receive any additional compensation for acting as a qualified independent underwriter.

Other Relationships

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future. In addition, certain of the underwriters and/or certain of their affiliates also serve or will serve as lenders under the Credit Facilities.

Selling Restrictions

Other than in the U.S., no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area (each, a “Relevant State”), no shares have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of the shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

(i)	to any legal entity which is a qualified investor as defined under Article 2 of the Prospectus Regulation;

(ii)	to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of the underwriters; or

(iii)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation, and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the underwriters and to us that it is a “qualified investor” within the meaning of Article 2(e) of the Prospectus Regulation. In the case of any shares being offered to a financial intermediary as that term is used in the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters have been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an “offer to the public” in relation to shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Notice to Prospective Investors in the United Kingdom

No shares have been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the shares which (i) has been approved by the Financial Conduct Authority or (ii) is to be treated as if it had been approved by the Financial Conduct Authority in accordance with the transitional provisions in Article 74 (transitional provisions) of the Prospectus Amendment etc. (EU Exit) Regulations 2019/1234, except that the shares may be offered to the public in the United Kingdom at any time:

(i)	to any legal entity which is a qualified investor as defined under Article 2 of the U.K. Prospectus Regulation;

(ii)

to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the U.K. Prospectus Regulation), subject to obtaining the prior consent of the underwriters for any such offer; or

(iii)	in any other circumstances falling within Section 86 of the FSMA,

provided that no such offer of the shares shall require us or any underwriter to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the U.K. Prospectus Regulation. For the purposes of this provision, the expression an “offer to the public” in relation to the shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares and the expression “U.K. Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the

Prospectus Regulation) (i) who have professional experience in matters relating to investments falling within

Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”) or otherwise in circumstances which have not resulted and will not result in an offer to the public of the shares in the United Kingdom within the meaning of the Financial Services and Markets Act 2000.

Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons.

Notice to Prospective Investors in Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to Prospective Investors in Switzerland

This prospectus does not constitute an offer to the public or a solicitation to purchase or invest in any shares. No shares have been offered or will be offered to the public in Switzerland, except that offers of shares may be made to the public in Switzerland at any time under the following exemptions under the Swiss Financial Services Act (“FinSA”):

(i)	to any person which is a professional client as defined under the FinSA;

(ii)	to fewer than 500 persons (other than professional clients as defined under the FinSA), subject to obtaining the prior consent of the representatives of the underwriters for any such offer; or

(iii)	in any other circumstances falling within Article 36 FinSA in connection with Article 44 of the Swiss Financial Services Ordinance,

provided that no such offer of shares shall require us or any investment bank to publish a prospectus pursuant to Article 35 FinSA.

The shares have not been and will not be listed or admitted to trading on a trading venue in Switzerland.

Neither this document nor any other offering or marketing material relating to the shares constitutes a prospectus as such term is understood pursuant to the FinSA and neither this document nor any other offering or marketing material relating to the shares may be publicly distributed or otherwise made publicly available in Switzerland.

Notice to Prospective Investors in the Dubai International Financial Centre

This document relates to an Exempt Offer in accordance with the Markets Law, DIFC Law No. 1 of 2012, as amended. This document is intended for distribution only to persons of a type specified in the Markets Law, DIFC Law No. 1 of 2012, as amended. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority (DFSA) has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for this document. The securities to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this document, you should consult an authorized financial advisor.

In relation to its use in the DIFC, this document is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the DIFC.

Notice to Prospective Investors in the United Arab Emirates

The shares have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority, Financial Services Regulatory Authority or the Dubai Financial Services Authority.

Notice to Prospective Investors in Australia

This prospectus:

•	does not constitute a disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth) (the Corporations Act);

•

has not been, and will not be, lodged with the Australian Securities and Investments Commission (“ASIC”), as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document for the purposes of the Corporations Act; and

•

may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, available under section 708 of the Corporations Act (“Exempt Investors”).

The shares may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the shares may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any shares may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the shares, you represent and warrant to us that you are an Exempt Investor.

As any offer of shares of our common stock under this prospectus will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the shares of our common stock, you undertake to us that you will not, for a period of 12 months from the date of issue of the shares, offer, transfer, assign or otherwise alienate those shares of our common stock to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

Notice to Prospective Investors in Japan

The shares have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the shares nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.

Notice to Prospective Investors in Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (the “SFO”) of Hong Kong and any rules made thereunder; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong (the “CO”) or which do not constitute an offer to the public within the meaning of the CO. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.

Notice to Prospective Investors in Singapore

Each underwriter has acknowledged that this prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each underwriter has represented and agreed that it has not offered or sold any shares or caused the shares to be made the subject of an invitation for subscription or purchase and will not offer or sell any shares or cause the shares to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares, whether directly or indirectly, to any person in Singapore other than:

(i)

to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA;

(ii)

to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA; or

(iii)	otherwise, pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(i)

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(ii)

a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

(1)	to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(c)(ii) of the SFA;

(2)	where no consideration is or will be given for the transfer;

(3)	where the transfer is by operation of law;

(4)	as specified in Section 276(7) of the SFA; or

(5)	as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.

Singapore SFA Product Classification—In connection with Section 309B of the SFA and the CMP Regulations 2018, unless otherwise specified before an offer of shares of our common stock, we have determined, and hereby notify all relevant persons (as defined in Section 309A(1) of the SFA), that the shares of our common stock are “prescribed capital markets products” (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Notice to Prospective Investors in Saudi Arabia

This document may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Rules on the Offer of Securities and Continuing Obligations Regulations as issued by the board of the Saudi Arabian Capital Market Authority (“SACMA”) pursuant to resolution number 3-123-2017 dated 27 December 2017, as amended. The CMA does not make any representation as to the accuracy or completeness of this document and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this document. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this document, you should consult an authorized financial adviser.

Notice to Prospective Investors in the British Virgin Islands

The shares are not being, and may not be offered to the public or to any person in the British Virgin Islands for purchase or subscription by or on behalf of us. The shares may be offered to companies incorporated under the BVI Business Companies Act, 2004 (British Virgin Islands) (“BVI Companies”) but only where the offer will be made to, and received by, the relevant BVI Company entirely outside of the British Virgin Islands.

Notice to Prospective Investors in China

This prospectus will not be circulated or distributed in the PRC and the shares will not be offered or sold, and will not be offered or sold to any person for re-offering or resale directly or indirectly to any residents of the PRC (for such purposes, not including the Hong Kong and Macau Special Administrative Regions or Taiwan) except pursuant to any applicable laws and regulations of the PRC. Neither this prospectus nor any advertisement or other offering material may be distributed or published in the PRC, except under circumstances that will result in compliance with applicable laws and regulations.

Notice to Prospective Investors in Korea

The shares have not been and will not be registered under the Financial Investments Services and Capital Markets Act of Korea and the decrees and regulations thereunder (the “FSCMA”) and the shares have been and will be offered in Korea as a private placement under the FSCMA. None of the shares may be offered, sold or delivered directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the FSCMA and the Foreign Exchange Transaction Law of Korea and the decrees and regulations thereunder, (“FETL”). Furthermore, the purchaser of the shares shall comply with all applicable regulatory requirements (including but not limited to requirements under the FETL) in connection with the purchase of the shares. By the purchase of the shares, the relevant holder thereof will be deemed to represent and warrant that if it is in Korea or is a resident of Korea, it purchased the shares pursuant to the applicable laws and regulations of Korea.

Notice to Prospective Investors in Malaysia

No prospectus or other offering material or document in connection with the offer and sale of the shares has been or will be registered with the Securities Commission of Malaysia (“Commission”) for the Commission’s approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than (i) a closed end fund approved by the Commission; (ii) a holder of a Capital Markets Services License; (iii) a person who acquires the shares, as principal, if the offer is on terms that the shares may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding twelve months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding twelve months; (vii) a corporation with total net assets exceeding RM10 million (or its equivalent in a foreign currencies) based on the last audited accounts;

(viii) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (xi) any other person as may be specified by the Commission; provided that, in the each of the preceding categories (i) to (xi), the distribution of the shares is made by a holder of a Capital Markets Services License who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007.

Notice to Prospective Investors in Taiwan

The shares have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the shares in Taiwan.

Notice to Prospective Investors in South Africa

Due to restrictions under the securities laws of South Africa, no “offer to the public” (as such term is defined in the South African Companies Act, No. 71 of 2008 (as amended or re-enacted) (the “South African Companies Act”)) is being made in connection with the issue of the shares in South Africa. Accordingly, this document does not, nor is it intended to, constitute a “registered prospectus” (as that term is defined in the South African Companies Act) prepared and registered under the South African Companies Act and has not been approved by, and/or filed with, the South African Companies and Intellectual Property Commission or any other regulatory authority in South Africa. The shares are not offered, and the offer shall not be transferred, sold, renounced or delivered, in South Africa or to a person with an address in South Africa, unless one or other of the following exemptions stipulated in section 96 (1) applies:

Section 96 (1)(a):	the offer, transfer, sale, renunciation or delivery is to:

(i) persons whose ordinary business, or part of whose ordinary business, is to deal in securities, as principal or agent;

(ii) the South African Public Investment Corporation;

(iii) persons or entities regulated by the Reserve Bank of South Africa;

(iv) authorized financial service providers under South African law;

(v) financial institutions recognized as such under South African law;

(vi) a wholly owned subsidiary of any person or entity contemplated in (iii), (iv) or (v), acting as agent in the capacity of an authorized portfolio manager for a pension fund, or as manager for a collective investment scheme (in each case duly registered as such under South African law); or

any combination of the persons in (i) to (vi); or

Section 96 (1)(b):	the total contemplated acquisition cost of the securities, for any single addressee acting as principal is equal to or greater than ZAR1,000,000 or such higher amount as may be promulgated by notice in the Government Gazette of South Africa pursuant to section 96(2)(a) of the South African Companies Act.

Information made available in this prospectus should not be considered as “advice” as defined in the South African Financial Advisory and Intermediary Services Act, 2002.

Notice to Prospective Investors in Brazil

The offer and sale of the securities have not been and will not be registered with the Brazilian Securities Commission (Comissão de Valores Mobiliários, or “CVM”) and, therefore, will not be carried out by any means that would constitute a public offering in Brazil under CVM Resolution No 160, dated 13 July 2022, as amended (“CVM Resolution 160”), or unauthorized distribution under Brazilian laws and regulations. The securities may only be offered to Brazilian professional investors (as defined by applicable CVM regulation), who may only acquire the securities through a non-Brazilian account, with settlement outside Brazil in non-Brazilian currency. The trading of these securities on regulated securities markets in Brazil is prohibited.

LEGAL MATTERS

The validity of the shares of Class A common stock being offered by this prospectus will be passed upon for us by Latham & Watkins LLP, New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriters by Cooley LLP, San Francisco, California.

EXPERTS

The financial statements as of December 31, 2024, 2023 and 2022 and for each of the three years in the period ended December 31, 2024 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act, with respect to the shares of Class A common stock covered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules to the registration statement. Please refer to the registration statement and exhibits for further information with respect to the Class A common stock covered by this prospectus. Statements contained in this prospectus regarding the contents of any contract or other document are only summaries. With respect to any contract or document that is filed as an exhibit to the registration statement, you should refer to the exhibit for a copy of the contract or document, and each statement in this prospectus regarding that contract or document is qualified by reference to the exhibit.

The SEC maintains a website that contains reports, proxy and information statements and other information regarding companies, like us, that file documents electronically with the SEC. The address of that website is www.sec.gov.

Immediately upon the effectiveness of this registration statement of which this prospectus forms a part, we will become subject to the information and reporting requirements of the Exchange Act, and, in accordance with this law, will be required to file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available at the website of the SEC referred to above. We also maintain a website at www.stubhub.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained on, or that can be accessed through, our website is not a part of this prospectus. We have included this website address in this prospectus solely as an inactive textual reference.

INDEX TO FINANCIAL STATEMENTS

STUBHUB HOLDINGS, INC.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of StubHub Holdings, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of StubHub Holdings, Inc. and its subsidiaries (the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of operations, of comprehensive income (loss), of redeemable preferred stock, redeemable common stock and stockholders’ equity, and of cash flows for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Consolidated Financial Statements – Impact of Controls Related to Financial Reporting

The completeness and accuracy of the consolidated financial statements, including the financial condition, results of operations and cash flows, is dependent on, in part, (i) designing and maintaining an effective control environment commensurate with the Company’s financial reporting requirements; (ii) designing and maintaining effective controls in response to the risks of material misstatement; (iii) designing and maintaining formal accounting policies, procedures and controls over significant accounts and disclosures to achieve complete, accurate and timely financial accounting, reporting and disclosures, including segregation of duties and adequate controls related to the preparation and review of journal entries and account reconciliations; (iv) designing and maintaining controls over the preparation of the financial statements and related disclosures; and (v) designing and maintaining effective controls over information technology general controls for information systems that are relevant to the preparation of the consolidated financial statements.

The principal considerations for our determination that performing procedures relating to the consolidated financial statements - impact of controls related to financial reporting is a critical audit matter are a high degree of auditor subjectivity and effort in performing procedures and evaluating audit evidence related to business processes that affect substantially all financial statement account balances and disclosures. As disclosed by management, material weaknesses existed during the year as the Company did not (i) design and maintain an effective control environment commensurate with the Company’s financial reporting requirements; specifically, maintaining a sufficient complement of personnel with an appropriate degree of accounting knowledge, experience and training to appropriately analyze, record and disclose accounting and reporting requirements; (ii) design and maintain effective controls in response to the risks of material misstatement; specifically, changes to existing controls or the implementation of new controls have not been sufficient to respond to changes to the risks of material misstatement to financial reporting; (iii) design and maintain formal accounting policies, procedures and controls over significant accounts and disclosures to achieve complete, accurate and timely financial accounting, reporting and disclosures, including segregation of duties and adequate controls over the preparation and review of journal entries and account reconciliations; (iv) design and maintain controls over the preparation of the financial statements and related disclosures; and (v) design and maintain effective controls over information technology general controls for information systems that are relevant to the preparation of the consolidated financial statements, including controls over program change management, user access, computer operations, and program development.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others, evaluating and determining the nature and extent of audit procedures performed and evidence obtained that are responsive to the material weaknesses that existed during the year. These procedures also included (i) evaluating whether segregation of duties were maintained over the preparation and review of account reconciliations and recording of journal entries; (ii) testing the completeness and accuracy of financial reporting, including the classification and presentation of accounts and disclosures; (iii) manually testing the completeness and accuracy of system reports or other information generated by the Company’s information systems; and (iv) manually testing and evaluating whether management had appropriately accounted for its significant accounts and disclosures to achieve complete, accurate and timely financial accounting, reporting and disclosures.

/s/ PricewaterhouseCoopers LLP

San Jose, California

February 20, 2025

We have served as the Company’s auditor since 2017.

STUBHUB HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data)

		December 31,
		2024	2023
Assets
Current assets:
Cash and cash equivalents		$1,000,965	$775,712
Accounts receivable		5,473	12,695
Inventory		16,145	—
Prepaid expenses and other current assets	(Note 4)	28,772	59,776

Total current assets		1,051,355	848,183
Non-current assets:
Property and equipment, net	(Note 5)	6,514	4,485
Trademarks and trade names	(Note 6)	864,800	864,800
Other intangible assets, net	(Note 6)	59,855	80,052
Goodwill	(Note 7)	2,686,701	2,686,701
Restricted cash		14,634	15,714
Deferred tax assets	(Note 18)	248,482	300,848
Other non-current assets	(Note 8)	161,244	174,454

Total assets		$5,093,585	$4,975,237

Liabilities, Redeemable Preferred Stock, Redeemable Common Stock, and Stockholders’ Equity
Current liabilities:
Accounts payable		$112,633	$43,835
Payments due to buyers and sellers		706,783	700,922
Accrued expenses and other current liabilities	(Note 9)	269,104	175,361
Long-term debt obligations, current	(Note 10)	19,526	20,280

Total current liabilities		1,108,046	940,398
Non-current liabilities:
Long-term debt obligations, non-current	(Note 10)	2,311,981	2,387,831
Other non-current liabilities (including $70,397 and $37,404 under the fair value option, respectively)	(Note 11)	295,816	258,116

Total liabilities		3,715,843	3,586,345

Commitments and contingencies	(Note 14)
Redeemable preferred stock, $0.001 par value; 28,000,000 shares authorized as of December 31, 2024 and December 31, 2023; 510,000 shares issued and outstanding as of December 31, 2024 and December 31, 2023; aggregate liquidation preference of $665,561 and $614,646 as of December 31, 2024 and December 31, 2023, respectively	(Note 15)	$474,920	$474,920
Redeemable common stock, $0.001 par value; 294,593 and 300,000 shares issued and outstanding as of December 31, 2024 and December 31, 2023, respectively	(Note 16)	22,258	23,751
Stockholders’ equity:
Class A common stock, $0.001 par value; 73,000,000 shares authorized as of December 31, 2024 and December 31, 2023; 54,774,532 and 54,679,860 shares issued and outstanding as of December 31, 2024 and December 31, 2023, respectively		$55	$55
Class B common stock, $0.001 par value; 10,000,000 shares authorized as of December 31, 2024 and December 31, 2023; 4,950,000 shares issued and outstanding as of December 31, 2024 and December 31, 2023		5	5
Class C common stock, $0.001 par value; 3,215,435 shares authorized as of December 31, 2024 and December 31, 2023; 865,756 shares issued and outstanding as of December 31, 2024 and December 31, 2023		1	1
Additional paid-in capital		2,255,742	2,236,132
Accumulated other comprehensive income		129,430	155,897
Accumulated deficit		(1,504,669)	(1,501,869)

Total stockholders’ equity		880,564	890,221

Total liabilities, redeemable preferred stock, redeemable common stock, and stockholders’ equity		$5,093,585	$4,975,237

The accompanying notes are an integral part of these consolidated financial statements.

STUBHUB HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share and per share data)

		Year Ended December 31,
		2024	2023	2022
Revenue		$1,770,645	$1,367,719	$1,036,715
Costs and expenses:
Cost of revenue (exclusive of depreciation and amortization shown separately below)		334,102	231,870	185,616
Operations and support		59,451	66,611	72,931
Sales and marketing		827,972	517,795	652,426
General and administrative		386,531	275,456	258,116
Depreciation and amortization		24,532	22,753	85,047

Total costs and expenses		1,632,588	1,114,485	1,254,136

Income (loss) from operations		138,057	253,234	(217,421)
Interest income		41,118	22,514	2,814
Interest expense		(179,778)	(155,942)	(119,714)
Other income (expense), net		1,907	(1,784)	12,572
Foreign currency gains (losses)		41,070	(24,730)	23,898
Loss on extinguishment of debt		(8,216)	—	—
Gains (losses) on derivatives		3,101	(7,696)	49,377

Total other expense, net		(100,798)	(167,638)	(31,053)

Income (loss) before income taxes		37,259	85,596	(248,474)
(Provision) benefit for income taxes	(Note 18)	(40,059)	319,605	(12,513)

Net (loss) income		(2,800)	405,201	(260,987)

Net (loss) income attributable to common stockholders	(Note 20)	$(55,115)	$351,502	$(318,211)

Net (loss) income per share attributable to common stockholders:
Basic	(Note 20)	$(0.91)	$5.82	$(5.30)

Diluted	(Note 20)	$(0.91)	$5.71	$(5.30)

Weighted-average shares used in computing net (loss) income per share attributable to common stockholders:
Basic	(Note 20)	60,871,985	60,414,969	60,036,859

Diluted	(Note 20)	60,871,985	66,513,434	60,036,859

The accompanying notes are an integral part of these consolidated financial statements.

STUBHUB HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In thousands)

	Year Ended December 31,
	2024	2023	2022
Net (loss) income	$(2,800)	$405,201	$(260,987)
Other comprehensive income (loss):
Foreign currency translation adjustments	(859)	(112)	132
Unrealized (loss) gain on cash flow hedge, net of tax benefit of $7,505, $13,715 and $0, respectively	(25,608)	(41,773)	154,936

Total other comprehensive (loss) income	(26,467)	(41,885)	155,068

Comprehensive (loss) income	$(29,267)	$363,316	$(105,919)

The accompanying notes are an integral part of these consolidated financial statements.

STUBHUB HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF REDEEMABLE PREFERRED STOCK, REDEEMABLE COMMON STOCK AND STOCKHOLDERS’ EQUITY

(In thousands, except share data)

	Redeemable Preferred Stock		Redeemable Common Stock		Common Stock		Additional Paid in Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount	Shares	Amount
Balance at December 31, 2021	495,000	$473,525	—	$—	60,621,914	$61	$2,234,422	$42,714	$(1,646,083)	$631,114
Net loss	—	—	—	—	—	—	—	—	(260,987)	(260,987)
Other comprehensive income, net of tax	—	—	—	—	—	—	—	155,068	—	155,068
Issuance of Class A common stock upon settlement of liability-classified awards	—	—	—	—	27,428	—	5,102	—	—	5,102
Issuance of Class A common stock upon exercise of stock options	—	—	—	—	29,066	—	37	—	—	37
Issuance of Class A common stock	—	—	—	—	12,569	—	3,180	—	—	3,180
Repurchase and retirement of Class A common stock	—	—	—	—	(26,700)	—	(4,966)	—	—	(4,966)
Redemption of Series H redeemable preferred stock and exchange for Class A common stock	(100,000)	(92,555)	—	—	98,806	—	(19,569)	—	—	(19,569)
Stock-based compensation	—	—	—	—	—	—	17,486	—	—	17,486

Balance as of December 31, 2022	395,000	$380,970	—	$—	60,763,083	$61	$2,235,692	$197,782	$(1,907,070)	$526,465

Net income	—	—	—	—	—	—	—	—	405,201	405,201
Other comprehensive loss, net of tax	—	—	—	—	—	—	—	(41,885)	—	(41,885)
Issuance of Class A common stock upon settlement of liability-classified awards	—	—	—	—	4,977	—	841	—	—	841
Issuance of Class A common stock upon exercise of stock options	—	—	—	—	32,695	—	504	—	—	504
Issuance of Series L redeemable preferred stock, net of issuance cost	115,000	93,950	—	—	—	—	20,969	—	—	20,969
Issuance of restricted stock	—	—	—	—	1,318	—	—	—	—	—
Reclassification of common stock to redeemable common stock	—	—	300,000	23,751	(300,000)	—	(23,751)	—	—	(23,751)
Repurchase and retirement of Class A common stock	—	—	—	—	(6,457)	—	(1,091)	—	—	(1,091)
Stock-based compensation	—	—	—	—	—	—	2,968	—	—	2,968

Balance as of December 31, 2023	510,000	$474,920	300,000	$23,751	60,495,616	$61	$2,236,132	$155,897	$(1,501,869)	$890,221

The accompanying notes are an integral part of these consolidated financial statements.

STUBHUB HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF REDEEMABLE PREFERRED STOCK, REDEEMABLE COMMON STOCK AND STOCKHOLDERS’ EQUITY

(In thousands, except share data)

	Redeemable Preferred Stock		Redeemable Common Stock		Common Stock		Additional Paid in Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount	Shares	Amount
Balance as of December 31, 2023	510,000	$474,920	300,000	$23,751	60,495,616	$61	$2,236,132	$155,897	$(1,501,869)	$890,221
Net loss	—	—	—	—	—	—	—	—	(2,800)	(2,800)
Other comprehensive loss, net of tax	—	—	—	—	—	—	—	(26,467)	—	(26,467)
Issuance of Class A common stock upon exercise of stock options and warrants	—	—	—	—	89,265	—	1,123	—	—	1,123
Stock-based compensation	—	—	—	—	—	—	6,811	—	—	6,811
Reclassification of liability-classified awards to equity-classified awards	—	—	—	—	—	—	10,183	—	—	10,183
Reclassification of redeemable common stock to common stock	—	—	(60,776)	(7,365)	60,776	—	7,365	—	—	7,365
Reclassification of common stock to redeemable common stock	—	—	55,369	5,872	(55,369)	—	(5,872)	—	—	(5,872)

Balance as of December 31, 2024	510,000	$474,920	294,593	$22,258	60,590,288	$61	$2,255,742	$129,430	$(1,504,669)	$880,564

The accompanying notes are an integral part of these consolidated financial statements.

STUBHUB HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31,
	2024	2023	2022
Cash flows from operating activities:
Net (loss) income	$(2,800)	$405,201	$(260,987)
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Depreciation	2,249	1,638	6,499
Amortization of intangible assets	22,283	21,115	78,548
Stock-based compensation	7,737	34,897	21,366
Amortization of debt issuance costs	9,358	13,215	12,423
Provision for uncollectible amounts due from sellers	—	—	6,715
Losses (gains) on derivatives	14,219	22,606	(49,002)
Amortization of unrealized losses on cash flow hedge	(7,399)	(7,378)	(7,378)
Unrealized foreign exchange (gains) losses	(40,508)	21,848	(23,289)
Loss on extinguishment of debt	8,216	—	—
Deferred income taxes	57,709	(326,006)	12,443
Other	14,101	3,387	(14,363)
Changes in operating assets and liabilities:
Accounts receivable	6,924	(7,573)	3,242
Inventory	(19,838)	—	—
Prepaid expenses and other current assets	4,135	(1,325)	1,061
Other non-current assets	(29,951)	(14,719)	(5,069)
Operating lease right-of-use assets	4,757	3,265	3,134
Accounts payable	73,457	(25,679)	19,437
Payments due to buyers and sellers	30,160	131,261	155,756
Accrued expenses and other current liabilities	91,447	(13,930)	(20,047)
Other non-current liabilities	19,724	51,024	15,868
Operating lease liabilities	(4,493)	(5,456)	(3,878)

Net cash provided by (used in) operating activities	261,487	307,391	(47,521)
Cash flows from investing activities:
Capitalized software development costs	(2,625)	(2,009)	(658)
Purchases of intangible assets	(2,086)	(1,706)	—
Purchases of property and equipment	(1,666)	(1,722)	(1,648)
Proceeds from sale of equipment	—	—	1,596

Net cash used in investing activities	(6,377)	(5,437)	(710)
Cash flows from financing activities:
Proceeds from issuance of debt	443,465	—	—
Proceeds from issuance of Series L redeemable preferred stock	—	115,000	—
Proceeds from issuance of Series M redeemable preferred stock	24,025	—	—
Proceeds from issuance of common stock	—	—	3,180
Proceeds from exercise of stock options	1,123	504	37
Proceeds from revolving credit facility	—	40,000	—
Repayment of revolving credit facility	—	(40,000)	—
Repayment of long-term debt obligations	(506,591)	(20,280)	(20,280)
Payment of debt issuance costs	(2,770)	—	—
Redemption of Series H redeemable preferred stock	—	—	(112,124)
Repurchase and retirement of Class A and Class C common stock	—	(1,091)	(4,966)
Payments of deferred offering costs	(5,962)	—	—

STUBHUB HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31,
	2024	2023	2022
Net cash (used in) provided by financing activities	(46,710)	94,133	(134,153)
Effect of exchange rate changes on cash, cash equivalents, and restricted cash	(13,542)	5,862	(15,280)
Net increase (decrease) in cash, cash equivalents, and restricted cash	194,858	401,949	(197,664)
Cash, cash equivalents, and restricted cash at beginning of period	821,053	419,104	616,768

Cash, cash equivalents, and restricted cash at end of period	$1,015,911	$821,053	$419,104

Reconciliation of cash, cash equivalents, and restricted cash to the consolidated balance sheets:
Cash and cash equivalents	$1,000,965	$775,712	$372,355
Restricted cash in prepaid expenses and other current assets	312	29,627	32,361
Restricted cash	14,634	15,714	14,388

Total cash, cash equivalents, and restricted cash	$1,015,911	$821,053	$419,104

Supplemental cash flow information
Cash paid for:
Interest	$234,222	$206,756	$125,317
Income tax	$5,327	$9,047	$13,589
Non-cash investing and financing activities:
Deferred offering costs accrued, unpaid	$3,934	$2,089	$—
Liability-classified awards settled with Class A common stock	$—	$841	$6,622
Capital contribution from exchange of Series H redeemable preferred stock	$—	$—	$5,102

The accompanying notes are an integral part of these consolidated financial statements.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE BUSINESS

Description of Business—StubHub Holdings, Inc. (the “Company”, “we”, “our”, or “us”) operates a global ticketing marketplace for live events where fans can buy tickets from sellers of all types through our StubHub and viagogo websites and mobile applications.

2.	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The consolidated financial statements and accompanying notes have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and include the financial statements of the Company and its wholly owned subsidiaries. All intercompany balances and transactions are eliminated in consolidation.

Prior Period Reclassifications—Certain amounts in the prior periods have been reclassified to conform with the current period presentation. These reclassifications had no effect on the previously reported net income (loss).

Use of Estimates—The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts and events reported and disclosed in the consolidated financial statements and accompanying notes. Significant estimates and assumptions made by management include accruals for contingent indirect tax exposures, accruals for legal contingencies, estimated future event cancellations, the valuation of deferred income tax assets and uncertain tax positions, revenue recognition and related reserves, valuation of acquired intangible assets and goodwill, impairment of long-lived assets and indefinite-lived intangible assets, including goodwill, collection rates on receivables from sellers, useful lives of intangible assets and property and equipment, the fair value of derivatives and bifurcated derivatives, the fair value of preferred stock, the fair value of common stock and other assumptions used to measure stock-based compensation and inventory valuation. The Company bases its estimates on historical experience and on various other assumptions and factors, including the current economic environment, that the Company believes to be reasonable under the circumstances. Actual results could differ from those estimates. Changes in estimates will be reflected in the consolidated financial statements in the period in which the estimates are revised.

Concentration of Credit Risk—The Company’s cash and cash equivalents, restricted cash, accounts receivable and amounts due from sellers who were previously paid are subject to credit risk. Cash and cash equivalents are placed with financial institutions that management believes are of high credit quality and bear minimal credit risk. Deposits held with banks may exceed the amount of insurance provided on such deposits. The deposits may be redeemed upon demand.

Due to the number and size of buyers and sellers comprising the Company’s customer base, the Company does not have concentration of credit risk with respect to its revenue, accounts receivable or amounts due from sellers who were previously paid. There were no customers who accounted for 10% or more of the Company’s total revenue during each of the three years ended December 31, 2024, 2023 and 2022. There were also no customers who accounted for 10% or more of the Company’s accounts receivable, or sellers who accounted for 10% or more of the Company’s amounts due from sellers who were previously paid, as of December 31, 2024 and 2023.

Derivative instruments expose the Company to credit risk to the extent that the Company’s counterparties may be unable to meet the terms of the agreements. The Company does not hold or issue derivatives for speculative purposes and monitor closely the credit quality of the institutions with which the Company transacts.

Revenue Recognition—The Company reports revenue on a gross or net basis through management’s assessment of whether the Company is acting as a principal or agent in the transaction based on the evaluation of control over the ticket being transferred or service being provided.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Company’s revenue is primarily generated from the facilitation of individual buyers and sellers who desire to enter into a transaction to buy or sell live event tickets. Revenue consists primarily of: (i) fees charged to buyers and sellers of tickets when a transaction is executed on the Company’s platform and (ii) shipping fees charged to buyers of tickets. Fee structures can vary between jurisdictions for a variety of commercial reasons including competitive pricing and complying with local law and regulatory requirements. The Company charges buyers a transaction fee in addition to the price of the tickets. This fee covers the cost of maintaining the Company’s platform, guaranteeing tickets and providing customer service. Depending on the geographic market or live event, the Company may also charge sellers a transaction fee, which, if applicable, is deducted from the payment remitted to the seller. The Company provides incentives to buyers and sellers in various forms, including discounts on fees, discounts on items sold and coupons. Promotions and incentives that are consideration payable to a customer are recognized as a reduction of revenue at the time when the incentive is provided or issued to the customer. The Company also generates revenue through the sale of tickets the Company acquires and holds in inventory (“controlled tickets”) and offers for sale on ticketing marketplaces, including on the Company’s platform.

With respect to the facilitation of individual buyers and sellers who desire to enter into a transaction to buy or sell live event tickets, the Company has identified two performance obligations related to the core services offered: (i) transaction facilitation between buyers and sellers and (ii) shipping facilitation. The determination of whether the Company acts as a principal or an agent in its fulfillment of its transaction and shipping facilitation performance obligations is based on an evaluation of whether the Company controls the goods and services before being transferred to the customer under the terms of an arrangement. When providing transaction facilitation between a buyer and a seller, the Company acts as an agent as the Company does not set prices for tickets and is not responsible for providing tickets. As such, revenue from transaction facilitation earned by the Company for providing access to its marketplace platform and performing listing and transaction facilitation services is recorded net of the price of the tickets and recognized at the point in time the sale is executed. As part of facilitating transactions on the Company’s marketplace platform, the Company provides buyers with the ability to have tickets shipped to a specified address, and sellers the ability to ship paper tickets by providing them access to the Company’s pre-negotiated shipping contracts for a fee. The shipping fee is set by the Company and the Company acts as a principal for shipping facilitation and revenue is recognized at the point in time the shipping label has been provided by the Company to the seller. As such, payments by customers to the Company for shipping facilitation are recorded on a gross basis as revenue in the consolidated statements of operations, while the shipping expenses are included in cost of revenue.

With respect to the sale of controlled tickets on ticketing marketplaces, including on the Company’s platform, the Company has identified one performance obligation, which is to transfer control of a ticket to a ticket buyer once an order has been confirmed. The Company acts as a principal in these transactions as the Company controls the ticket prior to transferring it to the customer. Revenue is recorded on a gross basis based on the value of the ticket and is recognized when the transaction is executed on the ticketing marketplaces, while the controlled ticket costs are included in cost of revenue in the consolidated statements of operations. Payment from secondary ticketing marketplaces other than the Company’s platform is typically due upon delivery of the ticket or after the event has passed.

Ticketing marketplaces, including the Company’s platform, have general terms and conditions that require a refund to the buyer for the total amount of their ticket purchase, inclusive of transaction facilitation fees, if an event is cancelled or tickets are invalid. The Company determined this is not considered a separate performance obligation, but rather a stand-ready obligation to provide a return. Therefore, it is deemed an element of variable consideration, which could result in a reduction to revenue.

Revenue is recognized net of value-added taxes, sales taxes and similar taxes and estimated cash refunds and sales credits. Revenue earned from transaction facilitation and sale of controlled tickets that occurs

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

during a financial reporting period is recorded net of refunds for actual canceled events not previously reserved as well as an estimate for future canceled events. The Company assesses whether an event is likely to be canceled based on event policies and historical information, and other factors including forecasted economic conditions. The refund estimates for canceled events are determined based on historical data and market conditions. Refunds for estimated canceled events are recorded as a liability within accrued expenses and other current liabilities. If an event is canceled, the amounts due to buyers are recorded within payments due to buyers and sellers on the consolidated balance sheets.

The Company recorded liabilities as of December 31, 2024 and 2023 of $76.8 million and $73.3 million, respectively, for refunds payable to buyers for events that were canceled within payments due to buyers and sellers on the consolidated balance sheets. As of December 31, 2024 and 2023, the Company recorded $15.1 million and $6.1 million, respectively, for events expected to be canceled within accrued expenses and other current liabilities on the consolidated balance sheets.

Cash and Cash Equivalents—Cash and cash equivalents consist of short-term, highly liquid investments with original maturities of three months or less when purchased and are primarily comprised of bank deposits and cash held at online payment companies. Amounts held at online payment companies of $148.1 million and $120.3 million as of December 31, 2024 and 2023, respectively, were included in cash and cash equivalents on the consolidated balance sheets because they are short-term, highly liquid in nature and are typically converted to cash approximately 1 to 2 business days from the date of the underlying transaction.

Restricted Cash—The Company maintains restricted cash balances with certain payment processors and for certain contingency matters within prepaid expenses and other current assets and restricted cash on the consolidated balance sheets. The restricted cash balances with payment processors cover potential losses and fund outflows in the normal course of the payment cycle, including but not limited to payment processor fees, chargebacks and refund payouts. See Note 14—Commitments and Contingencies for more information.

Accounts Receivable—Accounts receivable represents receivables for transaction and shipping fees as well as fees for other services. The Company does not maintain an allowance for doubtful accounts as historical losses on accounts receivable have not been material.

Seller Receivables, Net—Seller receivables, net represents the estimated amounts due to the Company from sellers when events are canceled or are expected to be canceled, and the seller has previously been paid for the transaction. Seller receivables are recorded in prepaid expenses and other current assets and stated net of an allowance for doubtful accounts. The Company assesses its allowance for doubtful accounts due from sellers primarily based on historical experience of collecting these amounts. The Company charges a provision to general and administrative expense for seller receivables deemed uncollectible.

Inventory—Inventory consists primarily of tickets that are held for sale. All inventory is valued at the lower of cost or net realizable value, determined by the specific identification method. A provision is recorded to adjust inventory to its estimated net realizable value when inventory is determined to be in excess of anticipated demand trends. The Company began carrying inventory in the first quarter of 2024.

Property and Equipment, Net— Property and equipment are stated at cost less accumulated depreciation. At the time the asset is placed into service, depreciation is recognized using the straight-line method, which approximates the pattern of the asset’s usage, over the estimated useful lives of the respective assets. Repairs and maintenance which do not extend the life of the asset are charged to the consolidated statements of operations as incurred. Upon sale or retirement of assets, the cost and related accumulated depreciation

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

are removed from the consolidated balance sheets and the resulting gain or loss is reflected in the consolidated statements of operations. The useful lives are as follows:

Asset Type	Useful Life (in Years)
Computer hardware	3
Computer software	3
Capitalized internal-use software	3
Office furniture and equipment	3
Leasehold improvements	Shorter of estimated useful life or lease term

Employee Loan Receivable—The Company offers cash loans to certain employees, whereby under the terms of the loan agreement both interest and principal are forgiven over a period of 1 to 5 years if the employee meets certain service conditions. The Company accounts for these cash loans to employees as a prepaid bonus and records them as compensation expense over the requisite service period. The Company accounts for forfeitures of employee loan advances when they occur.

Internal-Use Software and Website Development Costs—The Company capitalizes costs incurred to develop software for internal use and the Company’s website once the preliminary design and development efforts are successfully completed, management has authorized and committed project funding and deemed it probable that the project will be completed and the software will be used as intended. Capitalization ceases when the project is substantially complete and ready for its intended use. Costs related to preliminary project activities during the design and development phase and post-implementation maintenance and other operating activities are expensed as incurred. Costs related to enhancements that are expected to result in additional functionality are capitalized and expensed over the estimated useful life of the upgrades on a per project basis.

Capitalized costs for internal-use software and website development costs are included in property and equipment, net. The capitalized costs are amortized on a straight-line basis over the estimated useful life of the software, which is generally 3 years, once the internal-use software is ready for its intended use. During the years ended December 31, 2024 and 2023, $2.6 million and $2.0 million was capitalized for internal-use software, respectively.

Intangible Assets, Net—Intangible assets, net consist of trademarks and trade names, customer relationships, supplier relationships, developed technologies and other definite-lived intangibles. The trademarks and trade names and developed technologies have been valued using the relief from royalty method. Customer relationships and managed marketplace relationships have been valued using the replacement cost method. Business to consumer supplier relationships and consumer to consumer supplier relationships have been valued using the multi-period excess earnings method. Other definite-lived intangibles include capitalized costs incurred in the development of digital assets using third parties.

Intangible assets, except for trademarks and trade names, are amortized over the period of estimated benefit using the straight-line method, which approximates the pattern of the assets’ usage. Estimated useful lives range from 2 to 8 years. Trademarks and trade names have an indefinite life. See Note 6—Intangible Assets, Net for more information.

Goodwill—Goodwill represents the excess purchase price over fair value of net tangible and identifiable intangible assets acquired in a business combination. Goodwill is not subject to amortization but is tested for impairment at a minimum on an annual basis during the fourth quarter of each year, or more frequently if events or changes in circumstances indicate that the asset may be impaired.

Business Combinations—The Company accounts for business combinations using the acquisition method of accounting. The Company recognizes the identified assets acquired and liabilities assumed based on their

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

estimated fair values as of the date of acquisition. The excess purchase price over the fair values of identifiable assets and liabilities assumed is recorded as goodwill. The Company includes the results of operations of the businesses that the Company acquires in the consolidated financial statements beginning on the date of acquisition.

During the measurement period, not to exceed one year from the date of acquisition, the Company may record adjustments to the assets acquired and liabilities assumed, with a corresponding offset to goodwill. Transaction costs associated with business combinations are expensed as incurred and are included in general and administrative expense.

Impairment of Long-Lived Assets—The Company evaluates long-lived assets held and used for impairment whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset group may not be recoverable. Events that could indicate impairment of long-lived assets that trigger an impairment assessment include, but are not limited to, adverse economic market conditions, long-term declining industry outlook conditions, entity-specific financial underperformance and adverse legal and regulatory events. An asset group held and used is considered impaired to the extent its carrying amount exceeds the undiscounted future net cash flows the asset group held and used is expected to generate. Measurement of any impairment loss is based on the excess of the carrying value of the asset group over its fair value. An asset group to be disposed of is reported at the lower of its carrying amount or fair value less costs to sell.

The Company evaluated events and circumstances during the years ended December 31, 2024, 2023 and 2022 to assess whether or not indicators of impairment existed for the Company’s long-lived assets. The Company did not identify any indicators during the years ended December 31, 2024, 2023 and 2022 that the Company’s long-lived assets were not recoverable.

Impairment of Indefinite-Lived Intangible Assets—The Company evaluates indefinite-lived intangible assets, including goodwill and trademarks and trade names, annually during the fourth quarter for impairment or more frequently if events and circumstances indicate that it is more likely than not that the goodwill or other indefinite-lived intangible assets are impaired. Events that could indicate impairment of indefinite-lived intangible assets that trigger an impairment assessment include, but are not limited to, adverse economic market conditions, long-term declining industry outlook conditions, entity-specific financial underperformance, and other adverse legal and regulatory events. The Company performs its goodwill impairment assessment at the reporting unit level. The Company’s reporting unit is aligned with the organizational structure of its business, and the Company has concluded it has a single reporting unit.

The Company performs impairment testing for goodwill or other indefinite-lived intangible assets using a two-step process. First, a qualitative assessment using relevant events and circumstances is performed to determine whether it is more likely than not that the fair value of a reporting unit or the fair value of an indefinite-lived intangible asset is less than its carrying value. Second, if the qualitative assessment indicates that it is more likely than not that the fair value of a reporting unit or indefinite-lived intangible asset is less than its carrying amount, a quantitative assessment is required. The Company may also bypass the qualitative assessment for a reporting unit or indefinite-lived asset and directly perform a quantitative assessment.

When a quantitative assessment is performed, the fair value of the reporting unit or the fair value of an indefinite-lived intangible asset is compared with its carrying amount. If the carrying value of an indefinite-lived intangible asset exceeds its fair value, then such indefinite-lived intangible asset is written down by an amount equal to the excess of carrying value over fair value. If the carrying value of a reporting unit exceeds its fair value, then the Company recognizes a goodwill impairment for the amount by which the reporting unit’s carrying value exceeds its fair value, limited to the total amount of goodwill allocated to the reporting unit.

To evaluate goodwill and indefinite-lived intangible assets in a quantitative impairment assessment, the fair value of the reporting unit or the fair value of an indefinite-lived intangible asset is estimated using income

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

and market approaches. The discounted cash flow method, a form of the income approach, uses expected future cash flows, discounted using a market participant discount rate. Failure to achieve these expected results, or changes in the discount rate or market pricing metrics may cause a future impairment of goodwill at the reporting unit or an indefinite-lived intangible asset.

The Company evaluated events and circumstances during the years ended December 31, 2024, 2023 and 2022, including the Company’s annual impairment tests on October 1, 2024, 2023 and 2022, to identify whether or not indicators of impairment existed for its goodwill or other indefinite-lived intangible assets, which related to the acquisition of StubHub. The Company did not identify any indicators of impairments to its goodwill or other indefinite-lived intangible assets during the years ended December 31, 2024, 2023 and 2022.

Deferred Offering Costs—Deferred offering costs consist primarily of accounting, legal and other fees related to the Company’s planned initial public offering (“IPO”) of equity securities. The deferred offering costs will be recorded against IPO proceeds upon the consummation of the IPO. If the IPO is abandoned, deferred offering costs will be expensed in the period the IPO is abandoned. Deferred offering costs were $9.9 million and $2.1 million as of December 31, 2024 and 2023, respectively, within other non-current assets on the consolidated balance sheets.

Payments Due to Buyers and Sellers—Payments due to buyers and sellers represents refunds payable to buyers and payments due to sellers. Refunds payable to buyers represents the amount of refunds the Company owes buyers for previously canceled events where payments have already been received from buyers. Payments due to sellers represent the amount of funds the Company owes sellers from transactions that have been processed with a buyer but have not yet been remitted to the seller. The Company had refunds payable to buyers of $76.8 million and $73.3 million and payments due to sellers of $630.0 million and $627.6 million as of December 31, 2024 and 2023, respectively, within payments due to buyers and sellers. In addition, the Company had payments due to sellers of $4.6 million and $0.3 million within other non-current liabilities as of December 31, 2024 and 2023, respectively.

Interest Rate Derivatives—The Company only uses derivatives for risk management purposes. The Company does not use any derivative instruments for trading or speculative purposes. The Company uses interest rate swaps to manage interest rate risk on future cash flows, with certain of these swaps designated and accounted for as cash flow hedges. Derivative instruments are recognized on the consolidated balance sheets at fair value each reporting period. Gains and losses resulting from changes in the fair value of derivative instruments not qualifying as a cash flow hedge are recognized within gains (losses) on derivatives in the consolidated statements of operations. The Company classifies cash flows related to derivative instruments as operating activities in the consolidated statement of cash flows. If the derivative instrument is designated as a cash flow hedge, gains and losses resulting from changes in fair value are deferred in unrealized (loss) gain on cash flow hedge, net of tax in accumulated other comprehensive income (loss) until the hedged transaction affects earnings and is presented within interest expense in the consolidated statements of operations. The criteria used to determine if hedge accounting treatment is appropriate are: (a) formal designation and documentation of the hedging relationship, the risk management objective and hedging strategy at hedge inception; (b) eligibility of hedged items, transactions and corresponding hedging instrument; and (c) to receive hedge accounting treatment, cash flow hedge must be highly effective in offsetting changes to expected future cash flows on hedged transactions. At inception and on a quarterly basis, effectiveness of designated hedges are required to be assessed to ensure that the cash flow hedge remain highly effective. See Note 12—Interest Rate Derivatives for more information.

Fair Value Measurements—Fair value is measured as the exchange price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. The Company measures financial assets and liabilities at

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

fair value, based on the priority of the inputs used to value the assets and liabilities, using a three-level fair value hierarchy as follows:

•	Level 1—Observable inputs such as unadjusted quoted prices for identical assets or liabilities in an active market that the Company has the ability to access.

•	Level 2—Observable inputs such as quoted market prices in markets that are not active or model-derived valuations in which all significant inputs are observable in active markets.

•	Level 3—Values are derived from techniques in which one or more significant inputs are unobservable.

The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities and lowest priority to unobservable inputs. If the inputs used to measure the assets and liabilities fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the assets and liabilities. The Company’s assessment of a particular input to the fair value measurement requires management to make judgments and consider factors specific to the asset or liability. The fair value hierarchy requires the use of observable market data when available in determining fair value. The Company recognizes transfers between levels within the fair value hierarchy, if any, at the end of each period. See Note 3—Fair Value Measurements for more information.

Loss Contingencies—The Company is involved in various claims, litigation, fines and penalties that arise in connection with its business. The Company records a liability in accrued expenses and other current liabilities and other non-current liabilities on the consolidated balance sheets when the Company believes that it is both probable that a loss has been incurred and the amount can be reasonably estimated. If the Company determines that a loss is reasonably possible and the loss or range of loss can be estimated, the Company discloses the possible loss in the consolidated financial statements. If the Company determines that a loss is either probable or reasonably possible, but the loss or range of loss cannot be estimated, the Company discloses that fact in the consolidated financial statements. Significant judgment is required to determine both probability and the estimated amount.

The Company reviews the developments in the Company’s contingencies that could affect the amount of the provisions that have been previously recorded, and the matters and related reasonably possible losses disclosed. The Company makes adjustments to the provisions and changes to the Company’s disclosures accordingly to reflect the impact of negotiations, settlements, rulings, advice of legal counsel and updated information. Significant judgment is required to determine both the probability and the estimated amount of loss. The outcomes of litigation, indirect tax examinations and investigations are inherently uncertain. Therefore, if one or more of these matters were resolved against the Company for amounts in excess of the estimated amounts, the Company’s consolidated statements of operations, consolidated balance sheets or consolidated statements of cash flows, including in a particular reporting period in which any such outcome becomes probable and estimable, could be materially adversely affected.

The Company recognizes estimated losses from contingencies in general and administrative expense in the consolidated statements of operations. Legal fees are expensed as incurred. See Note 14—Commitments and Contingencies for more information.

Redeemable Preferred Stock—The Company recorded all shares of its Series H redeemable preferred stock (“Series H Redeemable Preferred Stock”), Series I redeemable preferred stock (“Series I Redeemable Preferred Stock”), Series J redeemable preferred stock (“Series J Redeemable Preferred Stock”), Series K redeemable preferred stock (“Series K Redeemable Preferred Stock”) and Series L redeemable preferred stock (“Series L Redeemable Preferred Stock”) at their respective fair values less issuance costs on the dates of issuance. The Company has classified its Series H, Series I, Series K and Series L Redeemable Preferred Stock issued and outstanding as mezzanine equity on the consolidated balance sheets due to being contingently redeemable upon a change in control, which is deemed outside of the Company’s control.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

These events were not probable of occurring as of December 31, 2024 and 2023, and therefore the carrying values of the redeemable preferred stock are not being accreted to their redemption values. Subsequent adjustments to the carrying values of the redeemable preferred stock may be required when it becomes probable that the shares will become redeemable.

Series J Redeemable Preferred Stock was initially classified as mezzanine equity. Series J Redeemable Preferred Stock was modified subsequent to its original issuance to require automatic conversion of such shares into shares of Class A common stock if the Company lists its common stock on a principal U.S. securities exchange (“Qualified IPO”) before February 20, 2026; otherwise, the Company will be required to redeem all of the shares of Series J Redeemable Preferred Stock then issued and outstanding. As a result of the modification, the Company classified all shares of its Series J Redeemable Preferred Stock as a liability within other non-current liabilities on the consolidated balance sheets and elected the fair value option to remeasure Series J Redeemable Preferred Stock at each reporting period with changes recorded through interest expense in the consolidated statements of operations.

Series I Redeemable Preferred Stock was initially classified as mezzanine equity. A portion of Series I Redeemable Preferred Stock was modified subsequent to its original issuance to require automatic conversion of such shares into shares of Class A common stock upon a Qualified IPO. As a result of the modification, the Company identified a bifurcated derivative, which is presented within other non-current liabilities on the consolidated balance sheets. The bifurcated derivative was recorded at fair value upon issuance and is subject to remeasurement to fair value at each reporting period with changes recorded through interest expense in the consolidated statements of operations.

Series M redeemable preferred stock (“Series M Redeemable Preferred Stock”) requires the automatic conversion of such shares into shares of Class A common stock upon a Qualified IPO before June 18, 2034; otherwise the Company will be required to redeem all the shares of Series M Redeemable Preferred Stock then issued and outstanding. At issuance, the Company classified all shares of its Series M Redeemable Preferred Stock as a liability within other non-current liabilities on the consolidated balance sheets and elected the fair value option to remeasure Series M Redeemable Preferred Stock at each reporting period with changes recorded through interest expense in the consolidated statement of operations.

Redeemable Common Stock—Redeemable common stock represents mature shares of the Company’s common stock that are subject to contingent redemption rights out of the Company’s control, pursuant to certain compensation arrangements. The carrying value of the redeemable common stock is initially recorded at its historical basis and, when deemed probable of becoming redeemable, is accreted to its redemption value over the remaining period to the redemption. Refer to Note 16—Stockholders’ Equity and Note 17—Stock-Based Compensation for more information.

Leases—The Company leases office space in multiple locations under non-cancellable lease agreements. The Company’s lease terms may include options to extend or terminate the lease, and these options will be accounted for when it is reasonably certain that the Company will exercise that option. Leases are reviewed at lease inception for classification as an operating lease or finance lease. As of December 31, 2024 and 2023, the Company did not have any finance leases. Operating lease right-of-use (“ROU”) assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. Operating lease liabilities represent the present value of lease payments not yet paid. Operating lease ROU assets represent the Company’s right to use an underlying asset and are based upon the operating lease liabilities adjusted for prepayments or accrued lease payments, initial direct costs, lease incentives and impairment of operating lease assets. ROU assets are recorded within other non-current assets and ROU liabilities are included in accrued expenses and other current liabilities, and other non-current liabilities for short-term and long-term liabilities, respectively on the consolidated balance sheets. As most of the Company’s leases do not provide an implicit rate, the Company’s incremental borrowing rate is estimated to

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

approximate the interest rate on a collateralized basis of similar terms, payments and economic environments. The Company’s lease terms may include options to extend or terminate the lease, and these options will be accounted for when it is reasonably certain that the Company will exercise that option. Lease payments may be fixed or variable; however, only fixed payments or in-substance fixed payments are included in the Company’s operating lease liability calculation. Variable lease payments may include costs such as common area maintenance, utilities, real estate taxes or other costs. Variable lease payments are recognized in operating expenses in the period in which the obligation for those payments are incurred and were not material for the years ended December 31, 2024, 2023 and 2022.

The Company’s leases often contain rent escalations over the lease term. The Company recognizes expense for these leases on a straight-line basis over the lease term. Tenant incentives, primarily used to fund leasehold improvements, are recognized when earned and reduce the Company’s ROU asset related to the lease. These are amortized through the ROU asset as reductions of expense over the lease term. The Company’s lease agreements may contain variable costs such as common area maintenance, utilities, real estate taxes or other costs. Variable lease costs are expensed as incurred in the consolidated statements of operations.

Cost of Revenue (Exclusive of Depreciation and Amortization)—Cost of revenue (exclusive of depreciation and amortization) includes payment processing costs, costs of controlled tickets, ticket substitution and replacement costs, shipping costs, costs associated with the maintenance and support of the Company’s platform. Costs of controlled tickets include contingent costs estimated to be owed to content rights holders upon the achievement of certain sales targets. Payment processing costs consist of merchant fees, expenses associated with the usage of cloud infrastructure and chargebacks. Costs associated with the maintenance and support of the Company’s platform include employee-related expenses, hosting and bandwidth and allocated overhead costs.

Operations and Support—Operations and support expense is not directly related to revenue activities and primarily consists of compensation expenses for employees and outside contractors who provide buyer and seller support and allocated overhead costs.

Sales and Marketing—Sales and marketing expense primarily consists of fixed and variable marketing and advertising expenses, including sponsorship fees paid to certain content rights holders, and personnel-related costs for sales and marketing employees, including allocated overhead costs.

Advertising—The Company expenses the costs of advertising, including promotional expenses, as incurred. Advertising expenses are recorded in sales and marketing expenses. Advertising expenses for the years ended December 31, 2024, 2023 and 2022 were $787.2 million, $470.1 million and $474.8 million, respectively.

General and Administrative—General and administrative expense includes personnel-related costs for functions such as product development, finance and accounting, legal and human resources as well as legal expenses, indirect tax contingency expenses, professional services expenses, allocated overhead costs, information technology costs and restructuring costs.

Stock-Based Compensation—The Company issues stock-based compensation awards to employees, officers, directors and non-employees in the form of restricted stock units (“RSUs”), stock options, warrants and restricted stock. The Company measures and recognizes compensation expense for stock-based awards based on the awards’ fair value on the date of grant. The fair value of restricted stock and RSUs that vest based on service and performance conditions is measured using the fair value of the Company’s common stock on the date of the grant. The fair value of stock options and warrants that vest based on service and performance conditions is measured using the Black-Scholes option pricing model on the date of grant. The Black-Scholes option pricing model requires the input of highly subjective assumptions, including the fair

STUBHUB HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

value of the Company’s common stock, the risk-free interest rate, the expected term of the award, the expected volatility of the Company’s common stock, and the expected dividend yield of the Company’s common stock. The Black-Scholes assumptions are summarized as follows:

•

Fair Value of Common Stock. The fair value of the shares of common stock underlying the Company’s stock-based awards has historically been determined by the Company’s board of directors as there is no public market for the underlying common stock. The Company’s board of directors determined the fair value of the Company’s common stock by considering a number of objective and subjective factors including input from management, contemporaneous third-party valuations of its common stock, the valuation of the comparable companies, sales of the Company’s common stock and redeemable preferred stock to outside investors in arms-length transactions, the Company’s operating and financial performance, the lack of marketability and general and industry-specific economic outlook, amongst other factors.

•	Risk-Free Interest Rate. The risk-free interest rate is based on the implied yield available on U.S. Treasury zero-coupon bonds with maturities equivalent to the option’s expected term.

•

Expected Term. The expected term of stock options or warrants has been determined either using the simplified method, which uses the midpoint between the vesting date and the contractual term, or the contractual term.

•

Expected Volatility. Since the Company’s common stock does not have a trading history, the expected volatility is derived by referencing the implied historical volatility of comparable publicly traded entities over a period equal to the expected term of the stock options.

•	Expected Dividend Yield. The Company does not anticipate paying any cash dividends in the foreseeable future and, therefore, uses an expected dividend yield of zero.

The fair value of stock options and RSUs that vest based on market conditions is measured using a Monte Carlo simulation on the date of grant. The Monte-Carlo simulation method incorporates the possibility that the market-based condition may not be satisfied, and various highly subjective assumptions, including expected volatility of the Company’s common stock, expected term, risk-free interest rates and the fair value of the common stock.

The assumptions used to determine the fair value of the awards represent management’s best estimates. These estimates involve inherent uncertainties and the application of management’s judgment. The fair value of awards that vest based only on continuous service is recognized on a straight-line basis over the requisite service period of the awards. The fair value of awards that vest based on performance or market conditions is recognized over the requisite service period using the accelerated attribution method. The Company determines the requisite service period for awards that vest based on market conditions by comparing the derived service period to achieve the market-based vesting condition and the explicit time-based service period, using the longer of the two service periods as the requisite service period. Stock-based compensation expense is only recognized for awards with performance conditions once the performance condition becomes probable of being achieved. The Company accounts for forfeitures of stock-based awards when they occur.

Changes to the terms and conditions of a stock-based compensation award that changes the fair value, vesting condition or classification of an award are treated as modifications. A modification is treated as an exchange of the original award for a new award. When the terms of a stock-based compensation award are modified, the minimum expense recognized is the grant date fair value of the original award, provided the original vesting terms of the award are met. An additional incremental expense is measured on the date of the modification for any increase in the total fair value of the award.

Stock-based compensation arrangements accounted for as liability-classified awards are remeasured to fair value at the end of each reporting period through the settlement date. Changes in the fair value of the liability-classified awards are recognized during the period in which the changes occur.

STUBHUB HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Employee Stock Loan Program—The Company offers loans to certain employees to fund the exercise of the employee’s stock options to purchase shares of the Company’s common stock. The loans are partially secured by the purchased shares and are forgiven if the employee provided continuous service to the Company through the loan forgiveness date. The employee may also voluntarily repay the loan at any time without penalty. The purchased shares are considered restricted until the loans are repaid or forgiven. The loan program is accounted for as a stock-based compensation award as the loans are deemed a nonrecourse arrangement for accounting purposes.

The fair value of the purchased shares is measured using the fair value of the Company’s common stock on the date of the grant since the Company intends to forgive the loan, subject to the employee’s continuous service. As the employee may also voluntarily repay the loan at any time without penalty, the portion of the award’s grant date fair value associated with this stock option is recognized immediately on the grant date using the Black-Scholes option pricing model. The remaining grant date fair value is expensed over the requisite service period of the loan, beginning on the grant date and ending on the loan forgiveness date. The requisite service period ranges from 1 month to 4 years. As of June 30, 2023, there were no outstanding employee stock loans as all outstanding employee stock loans were forgiven and no further loans will be issued under the employee stock loan program.

Debt Issuance Costs—Debt issuance costs are amortized to interest expense. Costs relating to term loans are capitalized against the carrying amount of the debt and amortized, using the effective interest method, over the term of the debt. Costs related to revolving lines of credit are capitalized within other non-current assets and amortized on a straight-line basis over the term of the borrowing arrangement.

(Provision) Benefit for Income Taxes—The Company uses the asset and liability method of accounting for income taxes. Under this method, the Company recognizes deferred taxes on temporary differences between the financial statement carrying amounts and tax bases of existing assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to be recovered or settled. In determining the need for a valuation allowance, the Company weighs both positive and negative evidence in the various jurisdictions in which it operates to determine whether it is more likely than not that its deferred tax assets are recoverable. The Company regularly assesses all available evidence, including cumulative historical losses, forecasted earnings, if carryback is permitted under the law, carryforward periods and prudent and feasible tax planning strategies. A valuation allowance is established when necessary to reduce deferred tax assets that are not more likely than not expected to be realized.

The Company recognizes the tax benefit of an uncertain tax position only if it is more likely than not that the position is sustainable upon examination by the taxing authority, solely based on the technical merits of the position. The tax benefit recognized is measured as the largest amount of benefit which is greater than 50 percent likely to be realized upon settlement with the taxing authority. The Company recognizes interest accrued and penalties related to unrecognized tax benefits in the benefit (provision) for income taxes.

Net (Loss) Income per Share Attributable to Common Stockholders—Basic and diluted net (loss) income per share attributable to common stockholders is presented in conformity with the two-class method required for participating securities. The two-class method determines net (loss) income per share for each class of common stock and participating securities according to dividends declared or accumulated and participation rights in undistributed earnings. The two-class method requires income available to common stockholders for the period to be allocated between common stock and participating securities based on their respective rights to receive earnings as if all earnings for the period had been distributed. The rights, including the liquidation and dividend rights, of the holders of the Company’s Class A, Class B and Class C common stock are identical, except with respect to voting. Shares of the Company’s Class A common stock subject to outstanding loans under the employee stock loan program and certain employee RSUs containing non-forfeitable dividend rights are participating securities that contractually entitle the holders of such

STUBHUB HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

shares to participate in earnings but do not contractually require the holders of such shares to participate in the Company’s losses.

Basic net (loss) income per share attributable to common stockholders is computed by dividing the net (loss) income attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period. Diluted net (loss) income per share attributable to common stockholders is computed by adjusting basic net (loss) income per share to give effect to all potentially dilutive securities outstanding for the period. The computation of diluted net (loss) income per share of Class A common stock assumes the conversion of Class B common stock, while the diluted net (loss) income per share of Class B does not assume the conversion of those shares. For periods in which the Company reports net losses, diluted net loss per share attributable to common stockholders is the same as basic net loss per share attributable to common stockholders because all potentially dilutive securities are anti-dilutive.

Foreign Currency Transactions and Foreign Currency Translation—The Company conducts a portion of its business outside of the U.S. resulting in significant revenue and expenses that are denominated in foreign currencies, primarily related to euro, subjecting the Company to foreign currency risk which may adversely impact its financial results. The reporting currency of the Company is the United States dollar (“USD”). The financial position and operating results of the Company’s foreign operations are consolidated using the USD or the local currency as the functional currency. Monetary assets and liabilities denominated in a non-functional currency are remeasured into the functional currency using the exchange rate as of the balance sheet date. Non-monetary assets and liabilities are remeasured into the functional currency using the historical exchange rate. Revenue and expenses are remeasured into the functional currency using the average exchange rate during the period. Foreign currency transaction losses and gains are recognized in foreign currency gains (losses) in the consolidated statements of operations. Local currency assets and liabilities are translated into U.S. dollars using the exchange rate as of the balance sheet date, and local currency revenue and expenses are translated using the average exchange rate during the period. Translation gains or losses on assets and liabilities are included as a component of accumulated other comprehensive income (loss).

Segment Information—Operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the Chief Operating Decision Maker (“CODM”) in deciding how to allocate resources and assess performance. The Company’s Chief Executive Officer (“CEO”) is the Company’s CODM. The Company has one operating and reportable segment because its CODM reviews financial information presented on a consolidated basis for purposes of making operating decisions, allocating resources and evaluating financial performance. The Company has no segment managers who are held accountable by the CODM for operations, operating results and planning for levels of components below the consolidated level.

Recently Adopted Accounting Pronouncements—In 2020, the FASB issued ASU 2020-06, Debt—Debt with Conversion and Other Options (“Subtopic 470-20”) and Derivatives and Hedging—Contracts in Entity’s Own Equity (“Subtopic 815-40”): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, which simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts on an entity’s own equity. The Company adopted ASU 2020-06 on January 1, 2024, and there was no material impact on the Company’s consolidated financial statements.

In November 2023, the FASB issued ASU 2023-07, Improvements to Reportable Segment Disclosures to provide financial statement users with more disaggregated expense information about an entity’s reportable segments. The Company adopted ASU 2023-07 during the year ended December 31, 2024 on a retrospective basis. The adoption of this standard did not have a material impact on the Company’s financial position, results of operations and cash flows, however, it resulted in expanded disclosures which are reflected in Note 19—Segment Information.

STUBHUB HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Recent Accounting Pronouncements Not Yet Adopted—In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures. The standard requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as information on income taxes paid. For public business entities, this standard is effective for annual periods beginning after December 15, 2024. For all other entities, including the Company, this standard is effective in annual periods beginning after December 15, 2025. The guidance will be applied on a prospective basis with the option to apply the standard retrospectively. Early adoption is permitted. The Company does not expect the adoption of the new guidance to have a material impact on its consolidated financial statements other than the expanded footnote disclosure.

In November 2024, the FASB issued ASU 2024-03, Disaggregation of Income Statement Expenses (“DISE”). The standard requires additional disclosure of the nature of expenses included in the income statement in response to longstanding requests from investors for more information about an entity’s expenses. The new standard requires disclosures about specific types of expenses included in the expense captions presented on the face of the income statement as well as disclosures about selling expenses. For public business entities, this standard is effective for annual reporting periods beginning after December 15, 2026 and interim reporting periods beginning after December 15, 2027. The requirements can be applied prospectively with the option for retrospective application. Early adoption is permitted. The Company is currently evaluating the impact of the adoption of this standard on its consolidated financial statements and related disclosures.

3.	FAIR VALUE MEASUREMENTS

The Company measures and records certain financial assets and liabilities, including money market funds, derivative interest rate contracts, Series I Redeemable Preferred Stock bifurcated derivative, Series J Redeemable Preferred Stock and Series M Redeemable Preferred Stock at fair value on a recurring basis. Changes in fair value for Series I Redeemable Preferred Stock bifurcated derivative, Series J Redeemable Preferred Stock and Series M Redeemable Preferred Stock are presented as a component of interest expense in the consolidated statements of operations. For the years ended December 31, 2024, 2023 and 2022 the changes in fair value of Series I Redeemable Preferred Stock bifurcated derivative, Series J Redeemable Preferred Stock and Series M Redeemable Preferred Stock resulted in $9.2 million and $5.6 million of interest expense and a $2.7 million reduction of interest expense, respectively.

STUBHUB HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following are the categories of assets and liabilities measured at fair value on a recurring basis according to the fair value hierarchy (in thousands):

	December 31, 2024
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents
Money market funds	$289,793	$—	$—	$289,793

Total	$289,793	$—	$—	$289,793

Other non-current assets
Derivative interest rate contracts	$—	$108,348	$—	$108,348

Total	$—	$108,348	$—	$108,348

Other non-current liabilities
Series I redeemable preferred stock bifurcated derivative	$—	$—	$(2,990)	$(2,990)
Series M redeemable preferred stock	—	—	(26,646)	(26,646)
Series J redeemable preferred stock	—	—	(43,751)	(43,751)

Total	$—	$—	$(73,387)	$(73,387)

	December 31, 2023
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents
Money market funds	$201,513	$—	$—	$201,513

Total	$201,513	$—	$—	$201,513

Other non-current assets
Derivative interest rate contracts	$—	$149,372	$—	$149,372

Total	$—	$149,372	$—	$149,372

Other non-current liabilities
Series I redeemable preferred stock bifurcated derivative	$—	$—	$(2,719)	$(2,719)
Series J redeemable preferred stock	—	—	(37,404)	(37,404)

Total	$—	$—	$(40,123)	$(40,123)

Long-term debt obligations are recorded at carrying value. The fair values of the 2024 Euro Term Loan and the 2024 USD Term Loan as of December 31, 2024 were €447.9 million and $1,923.3 million, respectively. The Company’s term loans are classified within Level 2 of the fair value hierarchy. See Note 10—Long-Term Debt Obligations for more information.

There were no transfers of financial instruments between valuation levels during the years ended December 31, 2024, 2023 and 2022.

Money market funds are included within Level 1 of the fair value hierarchy because they are valued using quoted prices in active markets. The Company’s derivative interest rate contracts are classified within Level 2 of the fair value hierarchy because they are valued using a market approach with inputs based on observable inputs other than quoted prices in active markets for identical or similar assets and liabilities. See Note 12—Interest Rate Derivatives for more information.

STUBHUB HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Series I Redeemable Preferred Stock bifurcated derivative, Series J Redeemable Preferred Stock and Series M Redeemable Preferred Stock are liabilities recognized at fair value. See Note 15—Redeemable Preferred Stock for more information. The Company’s Series I Redeemable Preferred Stock bifurcated derivative, Series J Redeemable Preferred Stock and Series M Redeemable Preferred Stock are classified within Level 3 of the fair value hierarchy because the fair value is estimated using significant unobservable inputs.

The following table summarizes the changes in Series I Redeemable Preferred Stock bifurcated derivative liability, Series J Redeemable Preferred Stock liability and Series M Redeemable Preferred Stock liability (in thousands):

	Series I Redeemable Preferred Stock Bifurcated Derivative	Series J Redeemable Preferred Stock	Series M Redeemable Preferred Stock
Balance as of December 31, 2022	$(2,376)	$(32,118)	$—
Changes in fair value	(343)	(5,286)	—

Balance as of December 31, 2023	$(2,719)	$(37,404)	$—
Issuance of Series M redeemable preferred stock	—	—	(24,025)
Changes in fair value	(271)	(6,347)	(2,621)

Balance as of December 31, 2024	$(2,990)	$(43,751)	$(26,646)

The Company utilized the income approach to measure the fair value of Series I Redeemable Preferred Stock with and without the bifurcated derivative, Series J Redeemable Preferred Stock and Series M Redeemable Preferred Stock. The fair value of these liabilities is the present value of the expected future cash flows using a discount rate that approximates assumptions used by market participants for similar liabilities, adjusted to reflect inherent risks of the Company’s future cash flows. Significant changes in the discount rate would result in a significant decrease or increase in the fair value measurement.

The following table presents additional information about valuation techniques and inputs used for liabilities that are measured at fair value and categorized within Level 3 as of December 31, 2024 (in thousands):

Liability	Fair Value	Valuation Technique	Key Unobservable Inputs	Inputs Value
Series I redeemable preferred stock bifurcated derivative	$2,990	Income approach	Publicly traded debt yield	9.0%
			Estimated preferred premium	5.8%
			Discount rate	14.8%
			Expected term	0.3 years
Series J redeemable preferred stock	$43,751	Income approach	Publicly traded debt yield	9.0%
			Estimated preferred premium	5.8%
			Discount rate	14.8%
			Expected term	0.3 years
Series M redeemable preferred stock	$26,646	Income approach	Publicly traded debt yield	9.0%
			Estimated preferred premium	5.7%
			Discount rate	14.8%
			Expected term	0.8 years

STUBHUB HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets were as follows (in thousands):

	December 31,
	2024	2023
Prepaid expenses	$7,084	$5,659
Seller receivables, net	5,567	4,061
Restricted cash	312	29,627
Other current assets	15,809	20,429

Total	$28,772	$59,776

A reconciliation of the beginning and ending amount of the Company’s provision for uncollectible amounts due from sellers recorded in prepaid expenses and other current assets was as follows (in thousands):

	Balance at Beginning of Period	Amounts Charged (Released) to Expense	Write-offs	Balance at End of Period
Year ended December 31, 2022	$22,201	$6,715	$(28,916)	$—

Based on the Company’s assessment, no charges to provision for uncollectible amounts are required for amounts due from sellers for the years ended December 31, 2024 and 2023.

5.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following (in thousands):

	December 31,
	2024	2023
Computer hardware	$3,297	$2,708
Computer software and capitalized internal-use software	5,292	2,667
Office furniture equipment	82	253
Leasehold improvements	565	1,067

Gross property and equipment	9,236	6,695
Accumulated depreciation	(2,722)	(2,210)

Property and equipment, net	$6,514	$4,485

Depreciation expense on the Company’s property and equipment for the years ended December 31, 2024, 2023 and 2022 was $2.2 million, $1.6 million and $6.5 million, respectively.

STUBHUB HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6.	INTANGIBLE ASSETS, NET

Intangible assets, net as of December 31, 2024 were as follows (in thousands):

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted Average Useful Life (Years)
Trademarks and trade names	$864,800	$—	$864,800	Indefinite
Supplier relationships	160,740	(103,141)	57,599	8.0
Other definite-lived intangibles	3,792	(1,536)	2,256	2.0

Total	$1,029,332	$(104,677)	$924,655	7.9

Intangible assets, net as of December 31, 2023 were as follows (in thousands):

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted Average Useful Life (Years)
Trademarks and trade names	$864,800	$—	$864,800	Indefinite
Supplier relationships	160,740	(82,210)	78,530	8.0
Other definite-lived intangibles	1,706	(184)	1,522	2.0

Total	$1,027,246	$(82,394)	$944,852	7.9

Amortization expense for intangible assets was $22.3 million, $21.1 million and $78.5 million for the years ended December 31, 2024, 2023 and 2022, respectively. During the year ended December 31, 2022, developed technology intangibles were fully written-off and customer relationships intangibles were fully amortized.

The following table presents the Company’s estimate of future amortization expense for definite-lived intangible assets as of December 31, 2024 (in thousands):

Year Ending December 31,	Amount
2025	$22,609
2026	16,528
2027	7,916
2028	7,916
2029	4,886
Thereafter	—

Total expected future amortization expense	$59,855

7.	GOODWILL

Goodwill as of December 31, 2024 and 2023 was $2,686.7 million. No goodwill impairment has been recognized to date.

STUBHUB HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8.	OTHER NON-CURRENT ASSETS

Other non-current assets were as follows (in thousands):

	December 31,
	2024	2023
Derivative interest rate contracts	$108,348	$149,372
Right of use assets	22,521	12,783
Long term tax receivables	11,482	4,218
Other	18,893	8,081

Total	$161,244	$174,454

9.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities were as follows (in thousands):

	December 31,
	2024	2023
Accrued marketing expenses	$68,389	$46,090
Legal settlements accrual	28,578	2,409
Sales and other taxes payable	26,204	8,041
Accrued and deferred compensation	19,992	21,112
Accrued professional fees	17,040	15,949
Uncertain tax positions	16,681	3,620
Buyer refund liability for events expected to be cancelled	15,115	6,139
Gift card liability	14,462	15,198
Value-added taxes payable	10,217	9,536
Accrued sponsorship fees	5,277	8,256
Income taxes payable	4,744	2,054
Other	42,405	36,957

Total	$269,104	$175,361

STUBHUB HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10.	LONG-TERM DEBT OBLIGATIONS

Long-term debt obligations were as follows (in thousands):

	December 31,
	2024	2023
2024 Euro Term Loan	$471,049	$—
2024 USD Term Loan	1,913,950	—
Euro Term Loan B	—	499,321
USD Term Loan B, B2	—	1,952,620

Principal amount—senior credit facilities	2,384,999	2,451,941
Less: original issuance discounts and unamortized debt issuance costs	(53,492)	(43,830)

Total long-term debt obligations—net of original issuance discounts and unamortized debt issuance costs	2,331,507	2,408,111
Less: Long-term debt obligations, current	(19,526)	(20,280)

Total long-term debt obligations, non-current—net of original issuance discounts and unamortized debt issuance costs	$2,311,981	$2,387,831

On February 13, 2020, to finance its acquisition of StubHub, the Company entered into a credit facility comprised of the Euro Term Loan B, the USD Term Loan B and the Revolving Credit Facility, as detailed below. On March 15, 2024, the Company refinanced the USD Term Loan B, USD Term Loan B2 and the Euro Term Loan B and extended the Revolving Credit Facility under an amendment to the credit agreement (“Amendment No. 4”), as detailed below. The credit facility is secured by: (i) a first priority lien on substantially all of the Company’s and its domestic subsidiaries’ tangible and intangible personal property, including but not limited to intellectual property and accounts receivable and (ii) a first priority pledge of 100% of the equity interests of the Company and each material direct, wholly owned subsidiary of the Company limited to 65% of the voting capital stock and 100% of the non-voting stock of certain foreign subsidiaries, in each case, subject to certain exceptions.

Euro Term Loan B—The Euro Term Loan B initially consisted of a €452.4 million euro-denominated loan. The interest rate was equal to EURIBOR, subject to a floor of 0.00%, plus 3.50%. The combination of the stated interest rates and amortization of debt issuance costs resulted in an effective interest rate of 6.04% for both the year ended December 31, 2024 prior to the refinancing and December 31, 2023, and 4.91% for year ended December 31, 2022. The loan’s initial maturity date was in February 2027 and the Company had an option to prepay part or all of the loan prior to maturity without penalty. At the time of issuance, the Euro Term Loan B had a value of $500.0 million USD. On February 27, 2020, following the close of the Euro Term Loan B borrowing, the Company entered into a pay fixed, receive floating interest rate swap that fixed the Company’s floating rate exposure on its Euro Term Loan B. The combined economic effect of the swap and the Euro Term Loan B is to fix the variable rate component of the overall transaction to 0.2250%. See Note 12—Interest Rate Derivatives for more information.

On March 15, 2024, the Company refinanced the outstanding balance of the Euro Term Loan B under Amendment No.4. Refer below regarding 2024 Euro Term Loan for more information.

2024 Euro Term Loan—The new term loan has an aggregate principal of €452.4 million (“2024 Euro Term Loan”). The proceeds of the 2024 Euro Term Loan were utilized to repay the Euro Term Loan B

STUBHUB HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

outstanding immediately prior to March 15, 2024, including accrued interest thereon and to pay fees, expenses and premiums of €4.8 million incurred in connection with the refinancing. Through the amendment, the Company extinguished the Euro Term Loan B held by certain syndicate lenders (the “Euro Syndicate”). For the remainder, the Euro Syndicate continued as lenders in a new syndicate under the new 2024 Euro Term Loan (the “2024 Euro Syndicate”) which was accounted for as a debt modification. The 2024 Euro Syndicate also includes a number of new lenders that were not part of the Euro Syndicate. The Company recognized a $1.2 million loss on extinguishment of debt associated with a partial write-off of the unamortized debt discount under the Euro Term Loan B for those lenders who did not participate in the 2024 Euro Term Loans or had their loans partially redeemed for cash.

The 2024 Euro Term Loan matures on March 15, 2030 and prepayments of the loan within six months of March 15, 2024 are subject to a 1% prepayment premium. The 2024 Euro Term Loan interest rate per annum is equal to EURIBOR, subject to a floor of 0.00%, plus 5.00%. The EURIBOR rate plus 5.00% was 7.86% as of December 31, 2024. The combination of the stated interest rates and amortization of original issue discounts and debt issuance costs resulted in an effective interest rate of 8.38% for the year ended December 31, 2024.

At the time of issuance, the 2024 Euro Term Loan had a carrying value of $493.0 million USD. The exchange rate gains (losses) of $28.3 million USD, $(14.4) million USD and $27.3 million USD have been recognized as unrealized gains (losses) within foreign currency gains (losses) in the consolidated statements of operations for the years ended December 31, 2024, 2023 and 2022, respectively, inclusive of the unrealized gains (losses) prior to the refinancing on March 15, 2024.

The Company will continue to use the pay fixed, receive floating interest rate swap that previously fixed the Company’s floating rate exposure on Euro Term Loan B to continue to fix the floating rate exposure on the 2024 Euro Term Loan to 0.2250% through February 2027. See Note 12—Interest Rate Derivatives for more information.

USD Term Loan B—The USD Term Loan B initially consisted of a $1,700.0 million USD denominated loan. The loan’s initial maturity date was in February 2027 and the Company had an option to prepay part or all of the loan prior to maturity without penalty. The Company was required to repay 0.25% of the aggregate $1,700.0 million principal amount borrowed on a quarterly basis.

On March 13, 2023, the Company entered into an amendment to the credit agreement replacing LIBOR with SOFR benchmark for the USD Term Loan B effective June 30, 2023. The Company used a practical expedient available due to reference rate reform in order to conclude that the amendment should be accounted for as a modification that was not substantial and thus a continuation of the existing contract. Prior to the amendment, the loan interest rate per annum was equal to LIBOR, subject to a floor of 0.00%, plus 3.50%. After the amendment, the loan interest rate per annum was equal to SOFR, subject to a floor of 0.00%, plus 3.61448%. The combination of the stated interest rates and amortization of original issue discounts and debt issuance costs resulted in an effective interest rate of 7.29% for the year ended December 31, 2024 prior to the refinancing, 7.30% for the year ended December 31, 2023 and 6.63% for the year ended December 31, 2022.

On February 27, 2020, following the close of the USD Term Loan B borrowing, the Company entered into a pay fixed, and receive floating interest rate swap that fixed the Company’s floating rate exposure on its USD Term Loan B. The combined economic effect of the swap and the USD Term Loan B is to fix the variable rate component of the overall transaction to 1.2835%. On June 27, 2023, in connection with the credit agreement amendment discussed above, the Company entered into similar amendment to the pay fixed, receive floating interest rate swap. The amended swap agreement transitions a hedge of LIBOR to a hedge of SOFR to a fix rate of 1.3784%, effective June 30, 2023. This swap was designated as a cash flow hedge. The Company elected certain optional expedients provided by ASC 848, which allowed the Company to

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

update the hedge documentation to reflect the change in critical terms of the hedge to reflect the changes due to reference rate reform without impacting the designation of the hedge. These expedients were taken both at the time of the amendment to the credit agreement and the amendment to the interest rate swap. See Note 12—Interest Rate Derivatives for more information.

On March 15, 2024, Amendment No. 4 was executed to refinance the outstanding principal of USD Term Loan B. Refer to description below regarding 2024 USD Term Loan.

USD Term Loan B2—On July 26, 2021, the Company refinanced the outstanding principal of a previously existing term loan, which was $327.5 million. The term loan initially had an aggregate principal of $328.0 million USD (“Term Loan B2”).

The initial maturity date of the Term Loan B2 was in February 2027. The Company was required to repay 0.25% of the aggregate $328.0 million principal amount borrowed on a quarterly basis.

On March 13, 2023, the Company entered into an amendment to the credit agreement replacing LIBOR with SOFR benchmark for the Term Loan B2 effective June 30, 2023. The Company used a practical expedient available due to reference rate reform in order to conclude that the amendment should be accounted for as a modification that was not substantial and thus a continuation of the existing contract. Prior to the amendment, the loan interest rate per annum was equal to LIBOR, subject to a floor of 0.50%, plus 4.25%. After the amendment, the loan interest rate per annum was equal to SOFR, subject to a floor of 0.50%, plus 4.36448%. This resulted in an effective interest rate of 9.93% for the year ended December 31, 2024 prior to the refinancing, 9.94% for the year ended December 31, 2023 and 9.04% for the year ended December 31, 2022.

On March 15, 2024, Amendment No. 4 was executed to refinance the outstanding principal of the Term Loan B2. Refer to description below regarding 2024 USD Term Loan.

2024 USD Term Loan—On March 15, 2024, Amendment No. 4 resulted in the issuance of a new USD term loan of $1,952.6 million (“2024 USD Term Loan”) in outstanding principal, which was used to fully repay the $1,632.0 million of USD Term Loan B and $320.6 million of Term Loan B2 outstanding immediately prior to March 15, 2024, accrued interest thereon and to pay fees, expenses and premiums of $21.9 million incurred in connection with the refinancing. The 2024 USD Term Loan was funded by a syndicate of lenders, which included a number of lenders continuing from the USD Term Loan B and Term Loan B2 outstanding immediately prior and a number of new lenders. The Company determined that the portion of the 2024 USD Term Loan funded by continuing lenders were not substantially different from the original loans, and therefore accounted for the refinancing as a modification. However, the Company recognized a $4.6 million loss on extinguishment of USD Term Loan B and $1.8 million loss on extinguishment of Term Loan B2 primarily associated with the partial write-off of remaining debt issuance costs under the USD Term Loan B and Term Loan B2 for those lenders who did not participate in the 2024 USD Term Loan or had their loans partially redeemed for cash.

The 2024 USD Term Loan matures on March 15, 2030 and prepayments of the loan within six months of March 15, 2024 are subject to a 1% prepayment premium. The Company is required to repay 0.25% of the aggregate $1,914.0 million principal amount borrowed on a quarterly basis beginning on June 30, 2024.

The 2024 USD Term Loan interest rate per annum is equal to SOFR, subject to a floor of 0.00%, plus 4.75%. The SOFR rate plus 4.75% was 9.11% as of December 31, 2024. The combination of the stated interest rates and amortization of original issue discounts and debt issuance costs resulted in an effective interest rate of 9.76% for the year ended December 31, 2024.

On March 15, 2024, in connection with the 2024 USD Term Loan amendment discussed above, the Company dedesignated the cash flow hedge on the USD Term Loan B and redesignated the pay fixed,

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

receive floating interest rate swap as a cash flow hedge on the 2024 USD Term Loan to reflect the updated terms of the amendment. The hedge fixes the Company’s floating rate exposure on $1,632.0 million of the 2024 USD Term Loan principal to 1.2639% through February 13, 2027. See Note 12—Interest Rate Derivatives for more information.

On June 24, 2024, the Company made an early principal payment related to the 2024 USD Term Loan of $24.0 million in connection with, and using the proceeds from the issuance of Series M Redeemable Preferred Stock. The Company recognized a $0.6 million loss on extinguishment of debt associated with a partial write-off of the unamortized debt discounts and issuance costs during the year ended December 31, 2024.

Revolving Credit Facility—The Revolving Credit Facility allows for an initial aggregate principal amount of $125.0 million including: (i) a $30.0 million letter of credit sublimit and (ii) a $30.0 million swingline loan sublimit. The initial maturity date of the Revolving Credit Facility was in February 2025.

On March 13, 2023, the Company entered into an amendment to the credit agreement replacing LIBOR with SOFR benchmark for the Revolving Credit Facility effective June 30, 2023. The Company used a practical expedient available due to reference rate reform in order to conclude that the amendment should be accounted for as a modification that was not substantial and thus a continuation of the existing contract. Prior to the amendment, the interest rate per annum on borrowings under the Revolving Credit Facility was equal to LIBOR, subject to a floor of 0.00%, plus 3.50%. The amended loan interest rate per annum is equal to SOFR, subject to a floor of 0.00%, plus 3.61448%.

On March 15, 2024, Amendment No.4 was executed to extend the maturity date on the Revolving Credit Facility from February 2025 to March 2028.

On June 27, 2024, the Company entered into the fifth amendment to the credit agreement (“Amendment No.5”) increasing the commitment under the Revolving Credit Facility, subject to certain conditions including the occurrence of an event where the Company listing its common stock on a principal U.S. securities exchange (“Qualified IPO”). Upon a Qualified IPO, the amended Revolving Credit Facility will allow for an increased aggregate principal amount up to $565.0 million, including: (i) a $120.0 million letter of credit sublimit, and (ii) a $30.0 million swingline loan sublimit. Given the Qualified IPO did not occur by December 27, 2024, the expiration date of the conditional occurrence of the event, this amendment has no further force or effect. On January 2, 2025, the Company entered into an agreement to amend the occurrence date of the Qualified IPO from December 27, 2024 to September 30, 2025. As a result, the Amendment No.5 remains effective until September 30, 2025.

On November 26, 2024, the Company entered into the sixth amendment to the credit agreement to amend the Revolving Credit Facility for an increase in (i) letter of credit sublimit from $30.0 million to $50.0 million and (ii) swingline loan sublimit from $30.0 million to $50.0 million till the maturity date of the Revolving Credit Facility. As of December 31, 2024, there were outstanding standby letters of credit in an aggregate amount of $41.3 million that the Company issued in connection with the Company’s appeal bond for a litigation matter and office leases under the Revolving Credit Facility. During and as of the year ended December 31, 2024, no amounts have been drawn on the letters of credit. The available balance under the letter of credit sublimit for Revolving Credit Facility was $8.7 million as of December 31, 2024.

During and as of the year ended December 31, 2024, no amount was outstanding on the Revolving Credit Facility. In the second quarter of 2023, the Company drew down $40.0 million on the Revolving Credit Facility which was repaid in the same quarter. As of December 31, 2023, no amount was outstanding on the Revolving Credit Facility. During and as of the year ended December 31, 2022, no amounts were drawn on the Revolving Credit Facility.

STUBHUB HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Future Maturities—Future maturities of long-term debt obligations as of December 31, 2024 are as follows (in thousands):

Year ending December 31,	Amount
2025	$19,526
2026	19,526
2027	19,526
2028	19,526
2029	19,526
Thereafter	2,287,369

Total	$2,384,999

Debt Covenants—The Company was in compliance with all of its financial covenants as of December 31, 2024 and 2023. The Company’s credit facilities contain customary representations and warranties, affirmative covenants, reporting obligations and negative covenants. The negative covenants restrict the Company and its subsidiaries’ ability, among other things, to (subject to certain exceptions): incur additional debt, make certain investments and acquisitions, make prepayments of certain indebtedness, create liens, enter into agreements with affiliates, modify the nature of the Company’s business, transfer and sell material assets, merge or consolidate and pay dividends on and make distributions to equity interest holders outside of the consolidated group or make other payments in respect of its capital stock. Non-compliance with one or more of the covenants and restrictions could result in the full or partial principal balance of the credit facilities becoming immediately due and payable.

The Company’s Revolving Credit Facility requires, in the event the outstanding revolving loans, swingline loans and (solely to the extent in excess of $10.0 million in the aggregate) outstanding but undrawn letters of credit that have not been cash collateralized exceed 35% of the aggregate revolving commitments, that the Company maintains a leverage ratio no greater than 5.70:1.00, as measured in accordance with the terms of the credit facilities. As of December 31, 2024 and 2023, the Company’s outstanding amounts under the Revolving Credit Facility were below the threshold required in order for the covenant to be applicable.

11.	OTHER NON-CURRENT LIABILITIES

Other non-current liabilities were as follows (in thousands):

	December 31,
	2024	2023
Sales and use tax payable	$140,234	$125,527
Series J Redeemable Preferred Stock (fair value option)	43,751	37,404
Series M Redeemable Preferred Stock (fair value option)	26,646	—
Put right arrangement obligation	22,551	31,749
Uncertain tax positions	14,903	47,144
Series I Redeemable Preferred Stock bifurcated derivative	2,990	2,719
Other noncurrent liabilities	44,741	13,573

Total	$295,816	$258,116

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12.	INTEREST RATE DERIVATIVES

The loans entered into in connection with the credit facility described above in Note 10—Long-Term Debt Obligations expose the Company to risk of variability in cash flows due to changes in interest rates. The Company’s primary objectives in using interest rate derivatives are to add stability to interest expense and to manage exposure to interest rate movements. The Company uses interest rate swaps as part of its interest rate risk management strategy. These interest rate swaps have the economic effect of offsetting the variable interest obligations based on the specified LIBOR (prior to June 30, 2023), SOFR (subsequent to June 30, 2023) or EURIBOR components associated with $2,200.0 million of the long-term debt obligations so that the interest payable on these effectively became fixed. The Company uses interest rate swaps to manage interest rate risk on its long-term debt obligations.

For derivative instruments that are not designated as hedging instruments, specifically the swap hedging the EURIBOR component associated with €452.4 million 2024 Euro Term Loan, any change in fair value is reported within gains (losses) on derivatives during the period of the change in the consolidated statements of operations. The notional amount of the 2024 Euro Term Loan interest rate swap was €452.4 million Euro as of December 31, 2024 and 2023. The fair value asset of the Euro Term Loan B interest rate swap derivative was $18.3 million USD and $33.6 million USD as of December 31, 2024 and 2023, respectively. The fair value of this interest rate swap derivative asset is recorded within other non-current assets on the consolidated balance sheets.

For derivative instruments that are designated as cash flow hedges, specifically the swap hedging LIBOR prior to June 30, 2023 and SOFR subsequent to June 30, 2023 associated with $1,700.0 million USD Term Loan B, the derivative’s gain or loss is reported as a component of accumulated other comprehensive income (loss) and subsequently reclassified into interest expense in the consolidated statements of operations, in the same period the forecasted hedged interest payments affects earnings. The Company has elected to apply certain expedients provided in ASC 848 with respect to the hedge accounting requirements. The Company asserted that the hedged forecasted transactions were probable as LIBOR discontinued on June 30, 2023 and the Company continues to assert the hedged forecasted transactions are probable after the transition to SOFR in connection with the credit agreement amendment. See Note 10—Long-Term Debt Obligations for more information.

As described above in Note 10—Long-Term Debt Obligations, on March 15, 2024, in connection with the refinancing of the credit agreement, the Company dedesignated this hedging relationship and immediately redesignated the hedge as a cash flow hedge of the 2024 USD Term Loan to reflect the updated terms of the refinanced debt. The Company asserts that the hedged forecasted transactions are probable and highly effective in the redesignated hedge relationship.

The Company classifies cash flows related to its cash flow hedges as operating activities within the consolidated statements of cash flows. The notional amounts of the 2024 USD Term Loan and the USD Term Loan B interest rate swap was $1,615.0 million and $1,632.0 million as of December 31, 2024 and 2023, respectively. The notional amount of the hedge is amortizing over the life of the hedge consistent with the forecasted amortization of its SOFR denominated obligations. The fair value asset of the USD Term Loan B interest rate swap derivative was $90.1 million and $115.8 million as of December 31, 2024 and 2023, respectively. The fair value of this interest rate swap derivative asset is recorded within other non-current assets on the consolidated balance sheets.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following table presents the activity of derivative instruments designated as cash flow hedges, and the impact of these derivative contracts, net of tax, on accumulated other comprehensive income (loss) (in thousands):

Interest rate contract designated as cash flow hedge
Balance as of December 31, 2021	$39,363
Gain Recognized in Other Comprehensive Income (Loss)	169,103
Amortization of Unrealized Losses on Cash Flow Hedge Reclassed to Interest Expense	(7,378)
Other Comprehensive Loss (Income) Released to Interest Expense	(6,789)

Balance as of December 31, 2022	$194,299
Gain Recognized in Other Comprehensive Income (Loss)	27,956
Amortization of Unrealized Losses on Cash Flow Hedge Reclassed to Interest Expense	(7,378)
Other Comprehensive Loss (Income) Released to Interest Expense	(62,351)

Balance as of December 31, 2023	$152,526
Gain Recognized in Other Comprehensive Income (Loss)	46,686
Amortization of Unrealized Losses on Cash Flow Hedge Reclassed to Interest Expense	(7,399)
Other Comprehensive Loss (Income) Released to Interest Expense	(64,895)

Balance as of December 31, 2024	$126,918

The Company recognizes assets or liabilities at fair value of the estimated amounts it would receive or pay upon a termination of interest rate derivatives prior to their scheduled expiration dates. These assets and liabilities are recognized as Level 2 within the fair value hierarchy as they are measured based on observable inputs. See Note 3—Fair Value Measurements for more information.

The Company estimates that $52.6 million of the balance in accumulated other comprehensive income (loss) as of December 31, 2024 will be reclassified as a benefit to interest expense during the next 12 months.

13.	LEASES

Leases—The Company’s leases are for office space. The Company’s leases have remaining terms of 1.3 to 9.3 years. The Company’s lease terms may include an option to extend or terminate the lease, which will be accounted for when it is reasonably certain that the Company will exercise that option. Generally, the lease term is the minimum of the non-cancelable period of the lease.

The components of lease cost were as follows (in thousands):

	Year Ended December 31,
	2024	2023	2022
Operating lease cost	$8,570	$7,065	$4,403
Short-term lease cost	1,032	618	1,613

Total	$9,602	$7,683	$6,016

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Supplemental cash flow information for operating leases was as follows (in thousands):

	Year Ended December 31,
	2024	2023	2022
Cash paid for operating lease liabilities	$7,038	$7,046	$4,359
ROU assets obtained in exchange for new lease obligations	14,534	12,968	9,720

Lease term and discount rate were as follows:

	December 31,
	2024	2023
Weighted-average remaining lease term (years)	6.1	3.3
Weighted-average discount rate	11.4%	11.8%

Maturities of lease liabilities were as follows as of December 31, 2024 (in thousands):

Year Ending December 31,	Operating Leases
2025	$5,807
2026	8,123
2027	4,778
2028	4,850
2029	2,869
2030 and thereafter	11,458

Total lease payments	$37,885

Less: imputed interest	(11,344)

Present value of lease liabilities	$26,541

As of December 31, 2024, the Company had no operating leases that have not yet commenced.

14.	COMMITMENTS AND CONTINGENCIES

As of December 31, 2024, the Company has future purchase commitments related to contractual sponsorship and partnership payments, including controlled tickets. Purchase commitments are as follows (in thousands):

Year ending December 31,	Purchase Commitments
2025	$43,156
2026	39,803
2027	36,993
2028	1,551
2029	—
2030 and thereafter	—

Total minimum payments	$121,503

These purchase commitments consist of contractual sponsorship and partnership payments which are recognized as controlled ticket costs, sponsorship and partnership fees. These costs are included in cost of revenue, specifically relating to the

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

controlled tickets, and sales and marketing expense reported in the consolidated statements of operations. Sponsorship and partnership fees for the years ended December 31, 2024, 2023 and 2022 totaled $79.9 million, $66.7 million and $180.3 million, respectively.

Indirect Tax Contingencies –The Company evaluated its potential indirect tax obligations in various jurisdictions including U.S. states and foreign jurisdictions and determined instances where indirect tax contingencies exist. As of December 31, 2024 and 2023, the Company had accrued $16.3 million and zero within accrued expenses and other current liabilities, respectively, and $88.1 million and $74.4 million within other non-current liabilities, respectively, where the Company may have a filing obligation and exposure for penalties and interest which were determined to be probable and estimable. The Company’s estimated liabilities for these tax matters are inherently subjective due to the complexity and uncertainty of these matters and the administrative, regulatory or judicial processes in certain jurisdictions. In addition, the Company is involved with legal and regulatory proceedings related to indirect tax matters as further described below in Litigation and Other Legal Matters. The final outcome could be materially different from the estimated liabilities recorded. In addition, the Company could be subject to additional tax liabilities, where the Company is unable to determine an estimate of the possible loss or range of loss beyond the amounts already accrued. The Company will continue to monitor the development of these tax contingencies, including interactions with domestic and foreign tax authorities and will adjust these estimated liabilities based on any new information or further developments.

Litigation and Other Legal Matters—As part of its normal operations, the Company is involved in legal and regulatory proceedings on an ongoing basis. Amounts accrued for legal and regulatory proceedings for which the Company believes a loss is probable and estimable were $93.9 million and $48.2 million as of December 31, 2024 and 2023, respectively, within accrued expenses and other current liabilities, and other non-current liabilities on the consolidated balance sheets.

On May 24, 2024, a jury in a state court lawsuit in the United States reached a verdict against the Company for $16.4 million to the plaintiff relating to a breach of contract and tortious interference claims. The Company previously determined the probability of loss to be remote. The matter is pending post-trial motions and appeal by the Company. The final outcome could be materially different from the estimated liability recorded. The Company has accrued a liability within other non-current liabilities of $16.4 million and zero as of December 31, 2024 and 2023, respectively, for which a loss is probable. In connection with the appeal process, on November 26, 2024, the Company posted a $24.6 million appeal bond.

Wang v. StubHub—The “Wang v. StubHub” claim, filed in the State of California on February 5, 2018, purports customers were misled by StubHub’s initial headline price before application of unavoidable taxes and fees charged at checkout, which constituted “drip pricing”. In the fourth quarter of 2022, this matter was settled resulting in attorney and administration fees of $3.1 million, cash settlement to class members of $1.5 million and $20.0 million in sales credits for future ticket purchases. As of December 31, 2022, the Company had recorded probable losses at the high end of the estimable range of this case within accrued expenses and other current liabilities on the consolidated balance sheets totaling $21.5 million. In the first quarter of 2023, the Company paid out $1.5 million in cash settlement and issued $20.0 million in sales credits to the customers. As of December 31, 2024 and 2023, there were no remaining probable losses.

Additional Claims and Regulatory Proceedings

On February 6, 2024, the Company received a letter and subpoena from the Attorney General of the District of Columbia (the “D.C. AG”) regarding allegations that certain features of the Company’s website, including its all-in pricing feature, violated the District of Columbia Consumer Protection Procedures Act (the “D.C. CPPA”). The Company cooperated with such inquiry, producing such information that was responsive to the subpoena. Following its review of publicly available information and the information that

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

the Company provided, the D.C. AG has informed the Company that it believes that certain of the Company’s practices have violated the D.C. CPPA. On August 1, 2024, the Company was served with a complaint by the D.C. AG. The Company’s review of the complaint and its discussions on this matter are at an early stage and are ongoing. While the Company believes that its commercial practices comply with applicable laws, a resolution of this matter may include a monetary fine and/or injunctive relief. Due to the ongoing nature of the review and uncertainties involved, it is not possible to estimate a reasonable range of potential loss at this time.

The Company operates in numerous jurisdictions in which taxing authorities may challenge its positions with respect to income and non-income-based taxes. The Company routinely receives inquiries and from time to time has, and may in the future, receive challenges or assessments from these taxing authorities. With respect to non-income based taxes, the Company recognizes liabilities when the Company believes it is probable that amounts will be owed to the taxing authorities and such amounts are estimable. In most jurisdictions the Company charges and remits Sales and Use Taxes or Value Added Tax (“VAT”) when procuring goods and services, or providing services, within the normal course of business.

The Company received sales and use tax assessments from an individual state department of revenue within the U.S. regarding the Company’s sales tax withholding practice. The matter is pending resolution from the appeal process and final ruling. The Company determined the loss to be probable and accrued a liability within other non-current liabilities of $48.9 million and $45.8 million as of December 31, 2024 and 2023, respectively. The final outcome could be materially different from the estimated liability recorded. The Company also received a dispute from a non-U.S. taxing authority for VAT related to certain sales in prior periods. The Company’s position is that the sales were treated appropriately for VAT and intends to defend its position with the taxing authorities. In the third quarter of 2024, without admitting any misconduct, the Company was offered a potential opportunity to settle certain matters with the non-U.S. taxing authority. The Company had recorded probable losses of $26.6 million and zero as of December 31, 2024 and 2023, respectively, within accrued expenses and other current liabilities on the consolidated balance sheets for this matter. The Company previously determined the probability of loss to be reasonably possible. The accrued amount represents the settlement offer the Company intends to provide to the non-U.S. taxing authority. Discussions on these matters are ongoing and the interpretation and application of these VAT rules could result in a liability that is materially different from the estimate recorded.

A complaint by the Swiss Consumers Association alleging infringement of the Swiss Unfair Competition Act. In connection with this matter, restricted cash reflects a preventative freeze of $13.2 million and $14.3 million as of December 31, 2024 and 2023, respectively.

A complaint by French authorities in connection with the Union of European Football Associations Championship, relating to the Company’s commercial practices. In connection with this matter, restricted cash reflects a preventative freeze of $1.4 million as of December 31, 2024 and 2023.

The Company does not believe that losses are probable with respect to these additional claims and regulatory proceedings or that reasonably possible losses are material. Legal and regulatory proceedings are inherently unpredictable and subject to significant uncertainties. If one or more matters were resolved against us in a reporting period for amounts in excess of management’s expectations, the impact on the Company’s operating results or financial condition for that reporting period could be material. The Company is also unable to estimate the potential impact from the application of non-monetary remedies. The impact from these remedies may have a significant adverse impact on the Company’s business practices, which could result in a material impact to its liquidity, operating results and financial condition.

STUBHUB HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15.	REDEEMABLE PREFERRED STOCK

On February 16, 2022, the Company paid $77.7 million in cash and issued 98,806 shares of Class A common stock in exchange for the redemption and retirement of 75,000 issued and outstanding shares of Series H Redeemable Preferred Stock. The aggregate redemption amount of $102.7 million equaled the aggregate liquidation preference, including accrued and unpaid cumulative dividends. The aggregate carrying value of Series H Redeemable Preferred was $69.4 million, which included $5.6 million of capitalized issuance costs treated as a deemed dividend upon the extinguishment of the shares. The 98,806 shares of Class A common stock were issued in lieu of $25.0 million of cash (the “Series H Exchange”). The excess of the carrying value of the original 75,000 shares of Series H Redeemable Preferred Stock over the fair value of the reacquisition price was $6.6 million and treated as a capital contribution because the investors agreed to a concession in order to obtain access to the Company’s common stock.

On February 28, 2022, the Company paid $34.4 million in cash in exchange for the repurchase and retirement of the remaining 25,000 issued and outstanding shares of Series H Redeemable Preferred Stock. The redemption amount of $34.4 million equaled the aggregate liquidation preference, including accrued and unpaid cumulative dividends. The aggregate carrying value of Series H Redeemable Preferred was $23.1 million, which included $1.9 million of capitalized issuance costs treated as a deemed dividend upon the extinguishment of the shares.

On February 17, 2023, the Company amended the terms applicable to the outstanding 32,892 shares of Series J Redeemable Preferred Stock (the “2023 Series J Amendment”). The 2023 Series J Amendment changed the following terms: (i) the mandatory redemption date from February 20, 2023 to February 20, 2026; (ii) the dividend rate from 0.00% to 15.00% for the period from February 17, 2023 and thereafter; and (iii) the conversion of all remaining shares of Series J Redeemable Preferred Stock upon a Qualified IPO into a variable number of shares of Class A Common Stock (and cash in lieu of fractional shares) equal to the quotient obtained by dividing (a) the outstanding liquidation preference of Series J Redeemable Preferred Stock, including any accrued and unpaid dividends thereon, by (b) the Qualified IPO price as defined in the agreement. The Company concluded that the 2023 Series J Amendment did not represent a significant change to the terms of conditions of Series J Redeemable Preferred Stock and should be accounted for as a modification and continued the fair value option election to measure Series J Redeemable Preferred Stock.

In March 2023, the Company issued and sold 115,000 shares of Series L Redeemable Preferred Stock at an original issue price of $1,000.00 per share for gross proceeds of $115.0 million. Series L Redeemable Preferred Stock issuance was contingent upon Series L purchasers entering into an agreement to purchase 2,500,000 shares of Class A common stock at $44.00 per share from existing stockholders. Series L Redeemable Preferred Stock was initially measured at a fair value of $94.0 million and the $21.0 million difference between the gross proceeds and fair value was recognized as a capital contribution relating to the investors’ concurrent investment in Class A common stock. Issuance costs were $0.1 million for Series L Redeemable Preferred Stock. A related party participated in the issuance of Series L Redeemable Preferred Stock with gross proceeds of $51.1 million, as further described in Note 21—Related Party Transactions.

On June 18, 2024, the Company sold 24,025 shares of Series M Redeemable Preferred Stock at an original issue price of $1,000.00 per share for aggregate gross proceeds of $24.0 million. Issuance costs were $0.1 million for Series M Redeemable Preferred Stock. The purchasers of Series M Redeemable Preferred Stock included among others, certain (i) employees of the Company, (ii) members of Company’s board of directors and (iii) existing stockholders that are holders of more than 5% of the Company’s Common Stock, as further described in Note 21—Related Party Transactions.

STUBHUB HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following tables represent the shares of redeemable preferred stock issued and outstanding classified as mezzanine equity as of December 31, 2024 and 2023 (in thousands, except share and per share amounts):

	December 31, 2024
	Shares Issued and Outstanding	Original Issuance Price per Share	Carrying Value	Aggregate Liquidation Preference
Series I (1)	30,000	$1,000	$30,570	$40,734
Series K	365,000	$1,000	365,000	509,827
Series L	115,000	$1,000	94,031	115,000

Gross	510,000		489,601	$665,561
Issuance costs			(14,681)

Total			$474,920

	December 31, 2023
	Shares Issued and Outstanding	Original Issuance Price per Share	Carrying Value	Aggregate Liquidation Preference
Series I (1)	30,000	$1,000	$30,570	$37,204
Series K	365,000	$1,000	365,000	462,442
Series L	115,000	$1,000	94,031	115,000

Gross	510,000		489,601	$614,646
Issuance costs			(14,681)

Total			$474,920

(1)	The carrying value excludes $3.0 million and $2.7 million related to the bifurcated derivative of Series I Redeemable Preferred Stock as of December 31, 2024 and 2023, respectively.

As of December 31, 2024 and 2023, there were 32,892 shares of Series J Redeemable Preferred Stock outstanding with an original issuance price of $1,000.00 and an aggregate liquidation preference of $43.3 million. As of December 31, 2024 and 2023, Series J Redeemable Preferred Stock is classified as a component of other non-current liabilities and accrued expenses and other current liabilities on the consolidated balance sheets, respectively, and is carried at its fair value of $43.8 million and $37.4 million, respectively.

As of December 31, 2024, there were 24,025 shares of Series M Redeemable Preferred Stock outstanding with an aggregate liquidation preference of $26.0 million. The Company elected the fair value option to measure Series M Redeemable Preferred Stock. As of December 31, 2024, Series M Redeemable Preferred Stock is classified as a component of other non-current liabilities on the consolidated balance sheet and is carried at its fair value of $26.6 million. There were no shares of Series M Redeemable Preferred Stock outstanding as of December 31, 2023.

STUBHUB HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The aggregate liquidation preference presented in the table above represents the total original issue price plus the amount of accrued and unpaid dividends as of December 31, 2024 and 2023, respectively and does not include any of the premium amounts discussed below that are contingent on the timing and circumstances of redemption. The following is a summary of the rights and preferences of the issued and outstanding redeemable preferred stock:

Dividends—For holders of Series H Redeemable Preferred Stock, cumulative dividends accrued on a daily basis at a rate per annum equal to LIBOR, subject to a floor of 2.00%, plus the applicable margin on the aggregate amount equal to the original issue price plus accrued and unpaid dividends accumulated up to the preceding dividend payment date. The applicable margin is either 11.00% if declared and paid in cash, or otherwise is 11.50%. The applicable margin shall increase 0.25% per annum beginning February 13, 2023 and shall thereafter increase by an additional 0.25% for each successive quarterly dividend period.

For holders of Series I Redeemable Preferred Stock, cumulative dividends accrue on a daily basis at a rate per annum equal to the following: (i) 6.00% from the issuance date to but excluding December 1, 2022; (ii) 9.00% from December 1, 2022 to but excluding December 1, 2024; and (iii) 11.00% from December 1, 2024 and thereafter.

For holders of Series J Redeemable Preferred Stock, cumulative dividends accrue on a daily basis at a rate per annum equal to the following: (i) 0.00% from the issuance date to but excluding February 17, 2023; and (ii) 15.00% from February 17, 2023 and thereafter.

For holders of Series K Redeemable Preferred Stock, cumulative dividends accrue on a daily basis at a rate per annum equal to 9.875%; provided that, in the event that the Company elects to declare and pay a dividend on a specific dividend payment date, such rate per annum shall be equal to 9.375% with respect to such cash dividend payment for the applicable dividend period preceding such dividend payment date.

For holders of Series L Redeemable Preferred Stock, cumulative dividends accrue on a daily basis at a rate per annum equal to the following: (i) 0.00% from the issuance date to but excluding March 30, 2027 and (ii) 5.00% from March 30, 2027 and thereafter.

For holders of Series M Redeemable Preferred Stock, cumulative dividends accrue on a daily basis at a rate per annum equal to 15.00% from the issuance date.

For all redeemable preferred stock, dividend periods begin on the first day of each calendar quarter and end on the last day of each calendar quarter. Dividends are only payable when, as and if declared by the board of directors and are only payable in cash on the first day of each calendar quarter following a dividend period. No dividends can be paid in cash for any preceding dividend periods except in connection with a redemption of the shares.

The table below presents the aggregate and per share dividends that have accumulated as of December 31, 2024 and 2023 for each class of redeemable preferred stock (in thousands, except per share amounts):

	December 31,
	2024		2023
	Aggregate Accumulated and Undeclared Dividends	Accumulated and Undeclared Dividend per Share	Aggregate Accumulated and Undeclared Dividends	Accumulated and Undeclared Dividend per Share
Series I	$10,734	$357.79	$7,204	$240.14
Series J	$10,396	$316.05	$4,468	$135.85
Series K	$144,827	$396.79	$97,442	$266.96
Series M	$1,976	$82.24	$—	$—

STUBHUB HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The dividend rate for Series L Redeemable Preferred Stock is 0% through March 30, 2027 and 5% thereafter. Therefore, Series L Redeemable Preferred Stock is not included in the table above. The Company did not declare or pay any dividends to preferred stockholders during the years ended December 31, 2024 and 2023.

Liquidation Preference—Each share of Series H Redeemable Preferred Stock had a liquidation preference equal to: (i) their original issue price plus accrued and unpaid dividends plus a make-whole amount based on the discounted dividends and premiums that would have been paid if the liquidation had taken place on February 13, 2022 for any liquidation events that take place prior to February 13, 2022 or (ii) an applicable premium multiplied by the sum of (x) their original issue price plus (y) the sum of all accumulated, accrued and unpaid dividends. The applicable premium is equal to 105% if a liquidation event occurs prior to February 13, 2023, 103% if a liquidation event occurs prior to February 13, 2024, 101% if a liquidation event occurs prior to February 13, 2025, and 100% if a liquidation event occurs on or after February 13, 2025. There is no make-whole amount included in the calculation of liquidation preference if such redemption is being funded using proceeds from another transaction led by the same financial institution.

Each share of Series I, J, L and M Redeemable Preferred Stock has a liquidation preference equal to their original issuance price plus all accumulated, accrued and unpaid dividends.

Each share of Series K Redeemable Preferred Stock has a liquidation preference equal to (i) their original issue price plus accrued and unpaid dividends, plus a make-whole amount based on the discounted dividends and premiums that would have been paid if the liquidation had taken place on July 1, 2022 for any liquidation events that take place prior to July 1, 2022; or, (ii) an applicable premium multiplied by the sum of (x) their original issue price plus (y) the sum of all accumulated, accrued and unpaid dividends. The applicable premium is equal to 105% if a liquidation event occurs prior to July 1, 2023; 103% if a liquidation event occurs prior to July 1, 2024; 101% if a liquidation event occurs prior to July 1, 2025; and 100% if a liquidation event occurs on or after July 1, 2025.

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or deemed liquidation event, each class of redeemable preferred stock ranks senior to all existing and outstanding shares of common stock and in parity with each other class of redeemable preferred stock outstanding as of December 31, 2024. The redeemable preferred stock will rank senior to any future class or series of capital stock of the Company, unless approval for such issuance has been granted by holders representing 50% of the liquidation preference of the redeemable preferred stock.

Optional Redemption—The Company may redeem Series H, I, J, K, L and M Redeemable Preferred Stock at any time at a redemption price equal to the liquidation preference. In February 2022, the Company redeemed all issued and outstanding shares of Series H Redeemable Preferred Stock at an applicable premium of 105% as the redemption was prior to February 13, 2023.

Change in Control Redemption—Upon a change in control, the Company shall make an offer to each holder of Series I and K Redeemable Preferred Stock to purchase all of such holder’s shares of Series I and K Redeemable Preferred Stock at an offer price in cash equal to 120% of the sum of (i) the outstanding liquidation preference, plus (ii) any accrued and unpaid dividends on each share of Series I and K Redeemable Preferred Stock redeemed.

Upon a change in control, the Company shall make an offer to each holder of Series J, L and M Redeemable Preferred Stock to purchase all of such holder’s shares of Series J, L and M Redeemable Preferred Stock at an offer price in cash equal to 100% of the sum of (i) the outstanding liquidation preference, plus (ii) any accrued and unpaid dividends on the each share of Series J, L and M Redeemable Preferred Stock redeemed.

STUBHUB HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Voting—The holders of the redeemable preferred stock are not entitled to any voting rights, except: (i) that certain actions that would adversely affect the rights or privileges of the holders of the redeemable preferred stock are subject to such holders’ prior approval and (ii) to the extent required by the Delaware General Corporation Law.

Conversion—As of December 31, 2024, (i) Series K and L Redeemable Preferred Stock are not convertible into any other class or series of capital stock of the Company, (ii) 10,000 shares of Series I Redeemable Preferred Stock are not convertible into any other class or series of capital stock of the Company and, the remaining 20,000 outstanding shares of Series I Redeemable Preferred Stock will automatically convert upon a Qualified IPO into a variable number of shares of Class A common stock (and cash in lieu of fractional shares) equal to the quotient obtained by dividing (a) the outstanding liquidation preference of Series I Redeemable Preferred Stock, including any accrued and unpaid dividends thereon, by (b) the product of 0.9 times the price to the Qualified IPO price, rounded down to the nearest whole number, (iii) all of the outstanding shares of Series J Redeemable Preferred Stock will automatically convert upon a Qualified IPO into a variable number of shares of Class A Common Stock (and cash in lieu of fractional shares) equal to the quotient obtained by dividing (x) the outstanding liquidation preference of Series J Redeemable Preferred Stock, including any accrued and unpaid dividends thereon, by (y) the Qualified IPO price and (iv) all of outstanding Series M Redeemable Preferred Stock will convert into a variable number of shares of Class A Common Stock (and cash in lieu of fractional shares) equal to the quotient of the then outstanding liquidation preference of Series M Redeemable Preferred Stock, including any accrued and unpaid dividends thereon, and the lesser of (a) the Qualified IPO price or (b) to the extent that holders of Series M Redeemable Preferred Stock do not receive at least 1.1 times the initial liquidation preference of Series M Redeemable Preferred Stock (the “MOIC Amount”), a revised conversion price that would yield the MOIC amount, 180 days after the closing of a Qualified IPO.

Mandatory Redemption—None of the Series I, K or L Redeemable Preferred Stock contains any mandatory redemption provisions as of December 31, 2024. As discussed above under the 2023 Series J Amendment, Series J Redeemable Preferred Stock was amended to require the redemption of all of the outstanding shares of Series J Redeemable Preferred Stock on February 20, 2026, if the shares were not otherwise redeemed or converted into a variable number of shares indexed to a fixed monetary value prior to such date. Because Series J Redeemable Preferred Stock is required to be redeemed for either cash or a variable number of shares indexed to a fixed monetary value, Series J Redeemable Preferred Stock is classified as a liability, recorded at fair value as a component of other non-current liabilities and accrued expenses and other current liabilities as of December 31, 2024 and 2023, respectively, on the consolidated balance sheets.

All of the shares of Series M Redeemable Preferred Stock have mandatory redemption date of June 18, 2034, 10 years from the issuance date, if the shares were not otherwise redeemed or converted into a variable number of shares indexed to a fixed monetary value prior to such date.

16.	STOCKHOLDERS’ EQUITY

Preferred Stock—The Company has authorized the issuance of 28,000,000 shares of undesignated preferred stock with a par value of $0.001 per share with rights and preferences, including voting rights, designated from time to time by the board of directors. As of December 31, 2024 and 2023, there were 510,000 shares of redeemable preferred stock issued and outstanding. See Note 15—Redeemable Preferred Stock for more information.

Common Stock—The Company has authorized the issuance of 73,000,000 shares of Class A common stock (“Class A Common Stock”), 10,000,000 shares of Class B common stock (“Class B Common Stock”), and 3,215,435 shares of Class C common stock (“Class C Common Stock”, and together with the Class A

STUBHUB HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Common Stock and the Class B Common Stock, “Common Stock”), each with a par value of $0.001.

Each share of Class A and Class C Common Stock is entitled to one vote per share. Each share of Class B Common Stock is entitled to 100 votes per share. Each share of Class B Common Stock may be converted at any time at the option of the stockholder and generally convert upon sale or transfer to Class A Common Stock.

In February 2022, the Company issued 98,806 shares of Class A Common Stock in connection with the Series H Exchange. See Note 15—Redeemable Preferred Stock for more information.

In April 2022, the Company issued 7,905 shares of Class A Common Stock at a purchase price of $253.02 per share for cash proceeds of $2.0 million.

In May 2022, the Company issued 104 shares of Class A Common Stock at a purchase price of $253.02 per share for cash proceeds of less than $0.1 million.

In June 2022, the Company issued 4,560 shares of Class A Common Stock at a purchase price of $253.02 per share for cash proceeds of $1.2 million.

In March 2023, the Company increased the authorized number of Class A Common Stock from 65.0 million shares to 73.0 million shares.

The holders of Common Stock are entitled to receive dividends when declared by the Company’s board of directors. Participation rights for dividends are equal across all three classes of Common Stock. During the years ended December 31, 2024 and 2023, no dividends were declared.

The Company declared cash dividends in 2018, of which $3.3 million remains unpaid related to Class A and C Common Stock and was recorded within accrued expenses and other current liabilities on the consolidated balance sheets as of December 31, 2024 and 2023.

In the event of any liquidation, dissolution or winding up of the Company, all holders of common stock are entitled to receive, on a pari passu basis, all assets of the Company available for distribution to stockholders.

Redeemable Common Stock—In March 2023, the Company reclassified 300,000 shares of Class A Common Stock from stockholders’ equity to mezzanine equity as the result of an employee compensation arrangement which granted a contingent redemption feature on mature shares held by an employee. Except for the contingent redemption feature, the holder of these shares of redeemable Class A Common Stock has the same rights and privileges as all other holders of Class A Common Stock. See Note 17—Stock-Based Compensation—Put Right Arrangement for more information.

In February 2024, the Company reclassified 55,369 shares of Class A Common Stock from stockholders’ equity to mezzanine equity as a result of an employee compensation agreement which granted a contingent redemption feature on mature shares held by an employee.

In March 2024, the Company reclassified 60,776 shares of Class A Common Stock from mezzanine equity to stockholders’ equity as the contingent redemption feature on those mature shares expired in connection with a secondary sale of these shares to a third-party investor.

Except for the contingent redemption feature, the holder of these shares of redeemable Class A Common Stock has the same rights and privileges as other holders of Class A Common Stock. See Note 17—Stock-Based Compensation—Put Right Arrangement for more information.

Common Stock Repurchases and Retirement—During the year ended December 31, 2022, the Company repurchased and retired 26,700 shares of Class A Common Stock for a total cash consideration paid of $5.0 million, all of which shares repurchased related to settlements of certain employee relocation agreements. During the year ended December 31, 2023, the Company repurchased and retired 6,457 shares

STUBHUB HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

of Class A Common Stock for a total cash consideration paid of $1.1 million, of which 4,977 shares repurchased related to settlements of certain employee relocation agreements. During the year ended December 31, 2024, the Company did not repurchase or retire any of its Class A Common Stock. See Note 17—Stock-Based Compensation for more information.

Common Stock Warrants— The Company’s issued and outstanding warrants to purchase shares of Class A Common Stock were as follows:

	December 31,
	2024	2023	Exercise Price	Expiration Date
Warrants for Class A Common Stock	43,475	51,379	$0.01	January 30, 2028

See Note 17—Stock-Based Compensation for more information.

Common Stock Reserved for Future Issuance—The Company’s authorized shares of Class A Common Stock reserved for future issuance were as follows:

	December 31,
	2024	2023
Options outstanding to purchase common stock	3,105,294	3,178,751
RSUs outstanding	7,725,405	6,814,496
Warrants outstanding and authorized	82,997	98,806
Restricted stock outstanding	1,318	1,318
Shares reserved for issuance under the 2022 Omnibus Incentive Plan	1,171,838	2,082,747
Series I, J and M redeemable preferred stock	518,187	345,487

Total	12,605,039	12,521,605

The 20,000 shares of Series I Redeemable Preferred Stock, 24,025 shares of Series M Redeemable Preferred Stock and all 32,892 shares of Series J Redeemable Preferred Stock outstanding as of December 31, 2024 will automatically convert upon a Qualified IPO into a variable number of shares of Class A Common Stock, estimated to be an aggregate of 518,187 shares as of December 31, 2024. See Note 15—Redeemable Preferred Stock for more information.

17.	STOCK-BASED COMPENSATION

2022 Omnibus Incentive Plan—On January 1, 2022 and as amended on June 1, 2022, the Company’s board of directors adopted and the stockholders approved, a stock plan which provides for the grant of stock options, stock appreciation rights, restricted stock, RSUs, deferred stock units and cash-based awards to employees, officers, directors and non-employee service providers of the Company (the “2022 Plan”). The 2022 Plan supersedes and replaces the 2015 Stock Option Plan (the “2015 Stock Option Plan”) and the 2012 Restricted Stock Unit Plan (the “2012 RSU Plan”). Stock options granted under the 2022 Plan may be either incentive stock options (“ISOs”) or nonqualified stock options (“NSOs”). RSUs and other stock-based awards granted can be settled in shares of Class A Common Stock or cash at the Company’s discretion. The number of shares of Class A Common Stock that remain available for issuance under the 2022 Plan was 1,171,838 as of December 31, 2024. Shares of Class A Common Stock underlying options, RSUs or comprising restricted stock that are canceled, expire, repurchased at or below the original issue price, or forfeited are generally returned to the pool of shares available for issuance under the 2022 Plan.

STUBHUB HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Stock options granted under the 2022 Plan generally expire 10 years from the date of grant and requires either a satisfaction of a service or performance condition to vest. The exercise price of options granted under the 2022 Plan cannot be less than 100% of the estimated fair value of the Class A Common Stock on the date of grant.

Historically, RSUs granted under the 2022 Plan include a performance condition that is deemed not probable of being met until the occurrence of a liquidity event defined within the terms of the award. The liquidity events may vary by award and may include a qualifying sale of Class A Common Stock in an underwritten IPO, a non-underwritten IPO or a change in control. The liquidity events are not deemed probable until consummated.

2015 Stock Option Plan—In 2015, the Company’s board of directors adopted and the stockholders approved a stock plan, which was amended in 2021 and provides for the grant of stock options to employees, officers, directors and non-employee service providers of the Company. Stock options granted under the 2015 Stock Option Plan may be either ISOs or NSOs.

Stock options granted under the 2015 Stock Option Plan generally expire 10 years from the date of grant and generally vest 20% after the first year of service and ratably each month over the remaining 48-month period contingent on continued employment with the Company on each vesting date. The exercise price of an ISO and NSO granted under the 2015 Stock Option Plan cannot be less than 100% of the estimated fair value of the Class A Common Stock on the date of grant.

With the adoption of the 2022 Omnibus Incentive Plan, the 2015 Stock Option Plan was terminated with no shares remaining for future issuance. Outstanding awards under the 2015 Stock Option Plan will remain outstanding until they are exercised, forfeited, repurchased, canceled or expired.

2012 Restricted Stock Units Plan—In 2012, the Company’s board of directors adopted and the stockholders approved the 2012 RSU plan, which was amended in 2018 and provides for the grant of RSUs awards to employees, officers, directors and non-employee service providers of the Company. RSUs granted can be settled in shares of Class A Common Stock or cash at the Company’s discretion.

RSUs granted under the 2012 RSU Plan include a performance condition that is deemed not probable of being met until the occurrence of a liquidity event defined within the terms of the award. The liquidity events vary by award and may include a qualifying sale of the Company’s Common Stock in an underwritten IPO, a non-underwritten IPO or a change in control. The liquidity events are not deemed probable until consummated.

The 2012 RSU Plan expired on January 1, 2022 with no shares remaining for future issuance. Outstanding awards under the 2012 RSU Plan will remain outstanding until they are released, forfeited, canceled or expired.

In May 2024, the board of directors of the Company (the “Board”) approved an amendment to the 2012 RSU plan to incorporate a required anti-dilution provision upon a capitalization adjustment event. The amendment is accounted for as a modification of the 1,152,969 outstanding RSUs awards granted under the 2012 RSU Plan as it was in contemplation of a potential capitalization adjustment event which resulted in an increased aggregate award value of $104.5 million post modification. See” —Restricted Stock Units” for more information.

STUBHUB HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Stock Options—The following table summarizes the Company’s stock option activity:

	Outstanding Options
	Number of Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Balance as of December 31, 2023	3,178,751	$27.24
Options exercised	(73,457)	$15.29

Balance as of December 31, 2024	3,105,294	$27.52	3.3	$513,851

Options vested and expected to vest as of December 31, 2024	1,179,252	$23.14	3.2	$200,311

Exercisable as of December 31, 2024	1,179,252	$23.14	3.2	$200,311

The aggregate intrinsic value disclosed in the above table is based on the difference between the exercise price of the stock option and the estimated fair value of the Class A Common Stock as of the respective period-end dates.

The total intrinsic value of stock options exercised for the years ended December 31, 2024 and 2023, was $12.7 million and $5.4 million, respectively.

In the year ended December 31, 2018, the Company granted options to purchase an aggregate of 2,146,042 shares of Class A Common Stock that contained vesting provisions based on the Company’s achievement of tiered share prices, ranging from $97.50 to $400.00 per share, in qualifying liquidity events, including a change in control, Qualified IPO or secondary transactions. The vesting of the stock options is also contingent on the continued employment of the awardee with the Company. The Company has determined that these awards contain service, performance and market conditions. The awards had an estimated grant date fair value of $19.7 million which was measured using a Monte Carlo simulation. In the year ended December 31, 2023, the Company modified the remaining unvested and outstanding portion of these awards, which are comprised of options to purchase an aggregate of 1,926,042 shares of Class A Common Stock such that, upon the occurrence of a Qualified IPO, the market-based vesting provisions are based on the Company’s achievement of tiered share prices, ranging from $100.00 to $400.00 per share, measured based on a 30-consecutive trading day volume-weighted average price of the Company’s Class A Common Stock as reported by the principal securities exchange on which such stock is listed. The awards had an estimated modification date fair value of $267.6 million which was measured using a Monte Carlo simulation. The Company recognized zero expense for the years ended December 31, 2024 and 2023 and $0.4 million for the year ended December 31, 2022 related to these awards. The remaining unrecognized stock-based compensation of $264.6 million is subject to performance conditions not probable of achievement as of December 31, 2024.

If a Qualified IPO had occurred on December 31, 2024, the Company would have recorded an additional $255.3 million of stock-based compensation expense for these awards and would have an additional $9.3 million of unrecognized stock-based compensation expense to be recognized over a weighted-average period of 0.4 years.

STUBHUB HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The assumptions used in the Monte Carlo simulation for the stock options modified above is summarized below:

Year Ended December 31, 2023
Risk-free interest rate	3.48%
Expected term (in years)	3.5 - 4.0 years
Dividend yield	— %
Expected volatility	59.0% - 59.5%

In the year ended December 31, 2018, the Company granted options to purchase an aggregate of 128,572 shares of Class A Common Stock that contain performance and service conditions. The performance conditions are met based on the Company’s achievement of tiered levels of gross merchandise sales (“GMS”) during a fiscal year, ranging from $2.5 billion to $5.0 billion. The vesting of the stock options is also contingent on the continued employment of the awardee with the Company. The awards had an estimated grant date fair value of $5.9 million which was measured using the Black-Scholes option pricing model. During the years ended December 31, 2024, 2023 and 2022, the Company recognized zero, $0.1 million and $1.0 million of stock-based compensation, respectively, in connection with these stock options as the performance conditions of tiered GMS thresholds were met as of December 31, 2024 and there were no unrecognized stock-based compensation expense remaining.

As of December 31, 2024, except for the stock options that contain service, performance and market conditions described above, there was no unrecognized stock-based compensation expense remaining for outstanding stock options.

Put Right Arrangement—In March 2023, the Company provided an employee with an arrangement that granted the employee the right to sell on each of four annual put right exercise dates beginning in 2024, shares of Class A Common Stock held by the employee or to be obtained by the employee through the exercise of vested stock options. On each annual put right exercise date, the employee may elect to sell 133,333 of such shares to a third-party buyer in a secondary transaction facilitated by the Company. To the extent the aggregate proceeds to the employee in connection with any such annual election and sale are less than $20.0 million, the Company is required to fund the shortfall in proceeds up to an aggregate gross amount of $20.0 million per year. The Company may satisfy this obligation by repurchasing any available shares at the then fair value, but in no instance higher than $150.00 per share, or by paying the employee a cash bonus or by a combination of the two, at the Company’s election. To be eligible to exercise the put right, the employee must provide continuous service to the Company through the put exercise date, except that, if the employee is terminated by the Company without “cause” or resigns for “good reason,” such employee retains a right to sell on the next annual put right exercise date, as set forth in the arrangement.

This arrangement will expire upon the listing of the Company’s capital stock on a recognized securities exchange or a change of control. The Company has determined that the accounting for the put right arrangement is dependent on whether the employee’s underlying shares have been subject to the risks and rewards of ownership for at least six months prior to the employee receiving the put right. Shares that have met these criteria are considered mature shares and are presented in mezzanine equity at the historical basis of their initial issuance and, when deemed probable of becoming redeemable, are accreted to their redemption value over the remaining period to the redemption date. Shares that have not met these criteria, including shares to be obtained through the exercise of stock options, are considered linked to these put right stock-based compensation awards and are treated as liability-classified awards and remeasured to fair value at the end of each reporting period through the settlement date. The remaining obligation to issue a cash bonus is accounted for as a separate component of the award that is classified as a liability and expensed on a straight-line basis over the requisite service period the put right is earned. The remaining obligation is

STUBHUB HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

remeasured to fair value at the end of each reporting period through the settlement date using a Black-Scholes option pricing model with the assumptions summarized below:

	Year Ended December 31,
	2024	2023
Risk-free interest rate	4.16% - 4.86%	0.47% - 4.77%
Expected term (in years)	0.0 - 21.1 years	0.0 - 3.0 years
Dividend yield	— %	— %
Expected volatility	53.42%	59.50% - 63.00%

For the year ended December 31, 2023, the Company recorded $22.9 million of stock-based compensation expense associated with this put right arrangement. As of December 31, 2023, the Company had recorded liabilities of $0.1 million and $31.7 million within accrued expenses and other current liabilities and other non-current liabilities, respectively, on the consolidated balance sheet associated with this arrangement. Included in the non-current liabilities balance is a transfer from additional paid-in-capital of $8.9 million as a result of the change in the award classification.

During the year ended December 31, 2024, in connection with the put right arrangement, the employee did not elect to exercise their 2024 annual put right. Stock-based compensation expense associated with the put right arrangement was $(0.6) million for the years ended December 31, 2024. During the year ended December 31, 2024, the Company reclassified $8.7 million from other non-current liabilities to additional paid in capital as the contingent feature on the vested stock options to purchase an aggregate of 72,557 shares of Class A Common Stock expired. As of December 31, 2024, the Company had recorded liabilities of less than $0.1 million and $22.6 million within accrued expenses and other current liabilities and other non-current liabilities, respectively, on the consolidated balance sheet associated with the put right arrangements. If a Qualified IPO had occurred on December 31, 2024, the Company would have recorded $(3.3) million of stock-based compensation expense as the obligation to issue a cash bonus under the put right arrangement would be terminated.

Restricted Stock Units—The following table summarizes the activity for the Company’s RSUs:

	Shares	Weighted-Average Grant Date Fair Value
Unvested as of December 31, 2023	6,814,496	$155.69
Granted	1,197,563	$190.36
Forfeited	(286,654)	$149.55
Modification of 2012 Plan - legacy awards	(1,152,969)	$101.65
Modification of 2012 Plan - amended awards	1,152,969	$192.24
Vested	(2,694)	$186.66

Unvested as of December 31, 2024	7,722,711	$174.83

The weighted-average grant date fair value of RSUs granted during the years ended December 31, 2024, 2023 and 2022 was $190.36, $166.04 and $105.54 per share, respectively. The fair value of RSUs vested was $0.5 million, $0.8 million and $5.1 million during the year ended December 31, 2024, 2023 and 2022, respectively.

STUBHUB HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Stock Price Target Performance RSUs

In the year ended December 31, 2018, the Company granted 100,000 RSUs that contained service, performance and market conditions. The market conditions are met based on the Company’s achievement of tiered share prices, ranging from $97.50 to $325.00 per share upon qualifying secondary transaction and primary stock issuances, and the occurrence of a liquidity event, which includes a qualifying sale of the Company’s Common Stock in a Qualified IPO or a change in control event. The awards had an estimated grant date fair value which was measured as of the grant date using a Monte Carlo simulation and totaled $4.8 million. In the year ended December 31, 2023, the Company modified all 100,000 of these unvested RSUs such that, upon the occurrence of a Qualified IPO, the market-based vesting provisions are based on the Company’s achievement of the tiered share prices, ranging from $97.50 to $325.00 per share, measured based on a 30-consecutive trading day volume-weighted-average price of the Company’s Class A Common Stock as reported by the principal securities exchange on which such stock is listed. The fair value of the modified award was measured using a Monte Carlo simulation on the modification date and totaled $17.9 million. In May 2024, the Company modified all 100,000 of these unvested RSUs to add a required anti-dilution provision in the event of a capitalization adjustment event. The fair value of the modified award was measured using a Monte Carlo simulation on the modification date and totaled $18.4 million. The liquidity events are not deemed probable until consummated, therefore no stock-based compensation expense was recognized for the years ended December 31, 2024 and 2023.

In the year ended December 31, 2023, the Company granted 1,423,387 RSUs that contained market, performance and service conditions. The market conditions are met based on the Company’s achievement of tiered share prices following the date the Company’s Class A Common Stock is listed in connection with a Qualified IPO, ranging from $185.90 to $759.00 per share, measured based on a 30-consecutive trading day volume-weighted-average price of the Company’s Class A Common Stock as reported by the principal securities exchange on which such stock is listed. The performance condition will be satisfied upon the occurrence of a liquidity event, which includes a Qualified IPO, and for 650,000 of the RSUs, also includes a change of control event. The awards had an estimated grant date fair value of $201.6 million which was measured using a Monte Carlo simulation. The liquidity events are not deemed probable until consummated, therefore no stock-based compensation expense was recognized for the years ended December 31, 2024 and 2023.

In February 2024, the Company granted 92,500 RSUs that contained service, performance and market conditions. The market conditions are met based on the Company’s achievement of tiered share prices, ranging from $200.20 to $637.00 per share, measured based on a 60-consecutive trading day volume-weighted-average price of the Company’s Class A Common Stock as reported by the principal securities exchange on which such stock is listed. The performance condition will be satisfied upon the occurrence of a liquidity event, which includes a Qualified IPO. The awards had an estimated grant date fair value of $15.3 million, which was measured using a Monte Carlo simulation. In October 2024, the Company modified all 92,500 of these unvested RSUs to remove the required liquidity event performance condition. The fair value of the modified award was measured using a Monte Carlo simulation on the modification date and totaled $15.4 million. For the year ended December 31, 2024, the Company recognized stock-based compensation expense of $1.5 million.

If a Qualified IPO had occurred on December 31, 2024, the Company would have recorded $172.2 million of cumulative stock-based compensation expense for these awards and would have an additional $61.8 million of unrecognized stock-based compensation expense to be recognized over a weighted-average period of 1.3 years.

STUBHUB HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The assumptions used in the Monte Carlo simulations for the RSUs granted and modified above is summarized below:

Year Ended December 31,
	2024	2023
Risk-free interest rate	4.19% - 4.41%	3.47% - 4.06%
Expected term (in years)	6.6 - 9.3 years	4.8 - 6.9 years
Dividend yield	— %	— %
Expected volatility	47.50% - 53.42%	50.50% - 58.00%

GMS Performance RSUs

In the year ended December 31, 2023, the Company granted 804,677 RSUs that contain performance and service conditions. The performance conditions are met based upon the occurrence of a liquidity event which includes a Qualified IPO and the Company’s achievement of GMS targets during a trailing 12-month period ranging from $5.5 billion to $16.5 billion. The vesting of the RSUs is also contingent on the continued employment of the awardee with the Company. These awards had an estimated grant date fair value of $143.6 million which was measured using the estimated fair value of the underlying Class A Common Stock. The Company also granted an additional 618,710 RSUs that contain these same performance and service conditions with additional market conditions. The market conditions are met based on the Company’s achievement of tiered share prices following the date the Company’s Class A Common Stock is listed in connection with a Qualified IPO of $186.00 and $253.00 per share, measured based on a 30-consecutive trading day volume weighted-average price of the Company’s Class A Common Stock as reported by the principal securities exchange on which such stock is listed. The awards had an estimated grant date fair value of $102.3 million which was measured using a Monte Carlo simulation. The liquidity events are not deemed probable until consummated, therefore no stock-based compensation expense was recognized for the years ended December 31, 2024 and 2023. If a Qualified IPO had occurred on December 31, 2024, the Company would have recorded $173.0 million of cumulative stock-based compensation expense for these awards and would have an additional $72.9 million of unrecognized stock-based compensation expense to be recognized over a weighted-average period of 1.6 years.

The assumptions used in the Monte Carlo simulations for the RSUs granted above is summarized below:

Year Ended December 31, 2023
Risk-free interest rate	3.47%
Expected term (in years)	4.8 years
Dividend yield	—%
Expected volatility	58.00%

Other Performance RSUs

As of December 31, 2024, the remaining 4,686,131 unvested RSUs contained a service condition and a performance condition that is met upon the occurrence of a liquidity event defined within the terms of the award. The liquidity events may include a qualifying sale of the Company’s Class A Common Stock in a Qualified IPO, a non-underwritten Qualified IPO or a change in control. These RSUs had an estimated grant date fair value of $869.4 million, which was measured using the estimated fair value of the underlying Class A Common Stock, inclusive of the modification of 1,052,969 unvested RSUs in connection with the 2012 RSU Plan amendment in May 2024 to add an anti-dilution provision in the event of a capitalization event. The liquidity events are not deemed probable until consummated, therefore no stock-based compensation expense was recognized for the years ended December 31, 2024 and 2023.

STUBHUB HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

If a Qualified IPO had occurred on December 31, 2024, the Company would have recorded $668.7 million of cumulative stock-based compensation expense for these awards and would have an additional $176.8 million of unrecognized stock-based compensation expense to be recognized over a weighted-average period of 1.9 years.

Restricted Stock—In the year ended December 31, 2023, the Company granted 1,318 shares of restricted stock to consultants in exchange for services. On the grant date, the holders of the restricted stock have all rights of a stockholder of Class A Common Stock, including forfeitable dividend and voting rights, prior to the vesting of such shares of restricted stock. These shares of restricted stock are included in the Class A Common Stock outstanding balance in the consolidated balance sheets as of December 31, 2024 and 2023.

These shares of restricted stock had an estimated grant date fair value of $0.2 million and will only vest upon the occurrence of a liquidity event defined within the terms of the award, which includes a qualifying sale of the Company’s Class A Common Stock in a Qualified IPO, within 20 years from the grant date. As the performance condition of the restricted stock is not deemed probable until the liquidity event is consummated, no stock-based compensation expense has been recorded for these shares of restricted stock. The total unrecognized stock-based compensation expense as of December 31, 2024 was $0.2 million.

If a Qualified IPO had occurred on December 31, 2024, the Company would have recorded $0.2 million of stock-based compensation expense for these restricted stock awards and there would be zero remaining unrecognized stock-based compensation expense as all shares of restricted stock would vest upon a Qualified IPO.

Employee Stock Loan Program—As of June 30, 2023, there are no outstanding awards under the employee stock loan program as all outstanding employee stock loans were forgiven and no further loans will be issued under the employee stock loan program. The stock-based compensation expense related to the employee stock loan program was zero, $3.3 million and $9.1 million for the years ended December 31, 2024, 2023 and 2022, respectively.

The Company also grants these employees a cash bonus award in an amount that represents the estimated tax withholding and remittance obligation. The Company expenses the cash bonus over the requisite service period of the loan. The expense related to the cash bonus was zero, $4.5 million and $12.3 million for the years ended December 31, 2024, 2023 and 2022, respectively. As of December 31, 2024, all expense associated with these cash bonuses have been paid as all outstanding employee stock loans were forgiven.

Common Stock Warrants—In March 2023, the Company issued 51,379 common stock warrants to non-employees for advisory services (the “Advisory Warrants”) and authorized the future issuance of 47,427 common stock warrants to these non-employees upon the satisfaction of certain performance milestones (the “Initiative Warrants” and collectively with the Advisory Warrants, the “Warrants”). The Advisory Warrants will vest over a weighted-average period of 2.3 years and the Initiative Warrants will be vested upon issuance. All of the warrants have an exercise price of $0.01 and can be exercised using cash in exchange for one share of the Class A Common Stock or through a net share settlement using a cashless exercise. The expiration date of the warrants is the earlier of 10 years from the grant date, upon a Qualified IPO or a change of control event, or 30 days after the termination of the advisory services. Immediately prior to the expiration of the Advisory Warrants upon a Qualified IPO or a change of control event, all the Advisory Warrants will on the date of such event, immediately vest as to all Advisory Warrants scheduled to vest in the then-current and the immediately subsequent calendar year and all then-vested Advisory Warrants shall be exercised in full automatically. On December 31, 2024, the Company issued 7,905 common stock warrants in connection with the Initiative Warrants and 39,522 common stock warrants remain authorized for future issuance.

STUBHUB HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Advisory Warrants and the Initiative Warrants had an estimated grant date fair value of $9.2 million and $8.4 million, respectively, estimated using the Black-Scholes option-pricing model with the assumptions summarized below:

Year Ended December 31, 2023
Risk-free interest rate	3.94% - 4.90%
Expected term (in years)	0.1 - 4.9 years
Dividend yield	0.00%
Expected volatility	63.41% - 84.89%

During the years ended December 31, 2024 and 2023, 15,809 and zero common stock warrants were exercised through a net share settlement using a cashless exercise, respectively. The total intrinsic value of common stock warrants exercised for the years ended December 31, 2024 and 2023, was $3.1 million and zero, respectively.

During the years ended December 31, 2024 and 2023, the Company recorded $4.8 million and $4.9 million of stock-based compensation expense, respectively, related to these Warrants as part of general and administrative expense in the consolidated statements of operations. The total unrecognized expense for the Warrants as of December 31, 2024 was $7.9 million, which will be recognized over a weighted-average period of 2.7 years. If a Qualified IPO had occurred on December 31, 2024, the Company would have recorded $(2.7) million of stock-based compensation expense for the forfeiture of the Initiative Warrants and the accelerated vesting provisions of the Advisory Warrants.

Modifications—During the years ended December 31, 2024, 2023 and 2022, the Company modified and settled zero, 4,977 and 27,428 service-vested RSUs, respectively, by removing the liquidity event performance condition and issuing zero, 4,977 and 27,428 shares of Class A Common Stock, respectively, which also settled the Company’s repurchase obligations associated with these RSUs. In the 2023 settlement, the Company repurchased 4,977 shares of Class A Common Stock from the shares issued. The fair value of the modified RSUs was $0.8 million, of which $0.7 million had been previously recognized as stock-based compensation expense as of December 31, 2022. For the year ended December 31, 2023, the Company recognized $0.1 million as stock-based compensation expense. In the 2022 settlement, the Company repurchased 26,700 shares of Class A Common Stock from the shares issued. The fair value of the modified RSUs was $5.1 million, of which $3.8 million was recorded as stock-based compensation expense for the year ended December 31, 2022.

In May 2022, the Company modified and canceled certain employee equity awards and recognized $1.5 million as stock-based compensation expense for the year ended December 31, 2022.

In December 2022, the Company and certain employees agreed to extend the forgiveness date of certain employee loans and employee stock loans due to be forgiven in December 2022 to June 2023 in exchange for a combination of cash consideration of $2.8 million and future equity grants of 11,834 RSUs in 2023. For the years ended December 31, 2023 and 2022, the Company recorded expense related to the cash bonus consideration of $1.5 million and $1.3 million, respectively. The RSU grants are subject to a performance condition that is deemed not probable of being met until the occurrence of a liquidity event defined within the terms of the award.

In May 2023, the Company canceled certain employee equity awards in exchange for an aggregate cash payment and recognized $1.5 million as a component of general and administrative expense in the consolidated statements of operations for the year ended December 31, 2023.

STUBHUB HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In October 2024, the Company modified certain employee equity award to change the requisite service period for a portion of the award in exchange for an aggregate cash payment and recognized $0.5 million as a component of general and administrative expense in the consolidated statements of operation for the year ended December 31, 2024.

Secondary Transactions—During the year ended December 31, 2024, an employee sold 133,333 shares of Class A Common Stock to an existing investor at $150.00 per share for gross proceeds of $20.0 million. The Company did not participate in the common stock purchase from the employee but waived its right of first offer. Of the 133,333 shares of Class A Common Stock sold, 60,776 shares of redeemable Class A Common Stock were reclassified to permanent equity and 72,557 shares from the exercised stock options were treated as liability-classified awards because they had not been subject to the risks and reward of ownership for at least six months prior to their sale. The Company recognized $1.5 million of stock-based compensation expense in connection with the modification of these awards as part of this secondary sale. The existing investor became a related party in connection with this purchase as further described in Note 21—Related Party Transactions.

Stock-Based Compensation Expense—Stock-based compensation expense totaled $7.7 million, $34.9 million and $21.4 million for the years ended December 31, 2024, 2023 and 2022, respectively. The stock-based compensation expense recorded in general and administrative expense totaled $7.7 million, $34.9 million and $19.1 million for the years ended December 31, 2024, 2023 and 2022, respectively. The remaining stock-based compensation expense was recorded in operations and support expense as well as sales and marketing expense.

18.	INCOME TAXES

The Company has provided for current and deferred U.S. federal, state and foreign income taxes for the current period for all tax jurisdictions in which it operates.

The domestic and foreign components of the Company’s income (loss) before income taxes were as follows (in thousands):

	Year Ended December 31,
	2024	2023	2022
U.S.	$(10,857)	$137,145	$(165,230)
Foreign	48,116	(51,549)	(83,244)

Total	$37,259	$85,596	$(248,474)

STUBHUB HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The components of the Company’s (provision) benefit for income taxes were as follows (in thousands):

	Year Ended December 31,
	2024	2023	2022
Current income taxes:
U.S.—federal	$740	$(1,513)	$—
U.S.—state	22,773	(4,035)	(2,727)
Foreign	(5,863)	(853)	2,657

Total current benefit (provision) for income taxes	17,650	(6,401)	(70)

Deferred income taxes:
U.S.—federal	(22,079)	222,034	(6,949)
U.S.—state	(2,061)	63,236	(5,494)
Foreign	(33,569)	40,736	—

Total deferred (provision) benefit for income taxes	(57,709)	326,006	(12,443)

Total (provision) benefit for income taxes	$(40,059)	$319,605	$(12,513)

A reconciliation of income tax computed at the U.S. federal statutory income tax rate to the Company’s effective tax rate:

	Year Ended December 31,
	2024	2023	2022
Income taxes at U.S. federal statutory rate	21.0%	21.0%	21.0%
State income taxes, net of federal benefit	11.5	10.4	3.9
Foreign rate differential	(3.5)	3.8	(3.7)
Impacts of legal entity restructuring	99.8	—	—
Foreign branch adjustment	(3.6)	—	—
BEAT minimum tax	—	1.8	—
Valuation allowance	(20.1)	(415.0)	(20.1)
Uncertain tax positions	(0.4)	11.0	(0.7)
Permanent adjustments	8.2	1.1	(2.1)
U.S. inclusion of foreign source income	7.9	—	—
Tax rate changes	(5.2)	(1.6)	(1.6)
Provision to return	(10.9)	(5.2)	(1.9)
Other	2.8	(0.7)	0.2

Effective Tax Rate	107.5%	(373.4)%	(5.0)%

The deferred income taxes reflect the net tax effect of temporary differences between the carrying amount of assets and liabilities for financial statement purposes and the amounts used for income tax purposes.

STUBHUB HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Significant components of the Company’s deferred tax assets and deferred tax liabilities were as follows (in thousands):

	Year Ended December 31,
	2024	2023
Deferred tax assets:
Net operating loss carryforwards	$334,542	$353,066
Stock-based compensation	11,215	12,708
Amortization of intangible assets	78,571	80,255
Transaction costs	12,859	13,778
Accrued expenses and other liabilities	26,676	28,493
Operating lease liabilities	6,832	4,542
Interest expense limitation	159,044	122,126
Other	9,555	3,359

Total gross deferred tax assets	639,294	618,327

Valuation allowance	(43,246)	(48,888)

Total net deferred tax assets	$596,048	$569,439

Deferred tax liabilities:
Goodwill and indefinite lived intangibles	$(293,809)	$(226,016)
Interest rate swap	(32,058)	(39,297)
Right of use asset	(5,772)	(3,092)
Foregone branch foreign tax credit	(3,817)	—
Other	(12,110)	(186)

Total gross deferred tax liabilities	(347,566)	(268,591)

Net deferred tax assets	$248,482	$300,848

As of December 31, 2024, the Company is no longer permanently reinvested with respect to certain non-U.S. subsidiaries and therefore the Company recorded taxes of $0.6 million with respect to undistributed earnings from its non-U.S. subsidiaries as such earnings are no longer reinvested indefinitely. The amount of undistributed earnings of non-U.S. subsidiaries as of December 31, 2024 is $23.2 million.

The Company assesses the likelihood of its ability to realize the benefit of its deferred tax assets in each jurisdiction by evaluating all relevant positive and negative evidence at each reporting date. To the extent the Company determines that some or all of its deferred tax assets are not more likely than not to be realized, it establishes a valuation allowance to reduce the deferred tax assets to the amounts that it is more likely than not expected to be realized. As of December 31, 2024, the Company concluded, based on the weight of positive evidence, that it is more likely than not that the Company will utilize its U.S. federal, state and certain foreign deferred tax assets. The Company continues to record a valuation allowance against certain foreign net operating losses which the Company determined are not more likely than not to be realized. As a result, the Company maintains a valuation allowance against these foreign net deferred tax assets of $43.2 million and $48.9 million as of December 31, 2024 and December 31, 2023, respectively.

STUBHUB HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

A reconciliation of the beginning and ending amount of the Company’s valuation allowance was as follows (in thousands):

	Year Ended December 31,
	2024	2023	2022
Beginning balance	$48,888	$404,098	$380,186
Increase to valuation allowance	—	4,040	63,372
Decrease to valuation allowance	(4,490)	(359,250)	(67)
Decrease to valuation allowance in accumulated other comprehensive income (loss)	(1,152)	—	(39,393)

Ending balance	$43,246	$48,888	$404,098

As of December 31, 2024, the Company had cumulative pre-tax U.S. federal net operating loss carryforwards of $1,067.5 million which have an unlimited carryforward period and non-U.S. net operating loss carryforwards of $209.8 million which expire at various times starting in 2026. As of December 31, 2024, the Company had cumulative net operating loss carryforwards of $753.0 million related to U.S. state jurisdictions which expire at various times starting in 2025. The Company’s U.S. federal and state net operating losses are potentially subject to limitations under Section 382 of the Internal Revenue Code of 1986, as amended, and other limitations under state law.

The following table summarizes the activity related to the Company’s unrecognized tax benefits (in thousands):

	Year Ended December 31,
	2024	2023	2022
Balance as of the beginning of the period	$50,763	$41,527	$41,692
Increases for current year positions	17,317	4,930	161
Increases for prior year positions	363	4,306	445
Decreases for prior year positions	(15,514)	—	(271)
Settlements	(2,532)	—	(500)

Balance as of the end of the period	$50,397	$50,763	$41,527

As of December 31, 2024 and 2023, the Company had $50.4 million and $50.8 million, respectively, of unrecognized tax benefits of which $1.8 million and $29.3 million, respectively, were included in other non-current assets and liabilities, $13.4 million and $2.9 million, respectively were included in other current liabilities, $35.2 million and $18.6 million, respectively, are presented as a reduction of deferred tax assets on the consolidated balance sheets. The total amount of unrecognized tax benefits that, if recognized, would favorably affect the effective tax rate was $37.9 million and $38.0 million, respectively, as of December 31, 2024 and 2023. The Company recognizes interest and penalties accrued related to unrecognized tax benefits in the (provision) benefit for income taxes. The accrued amounts for interest and penalties were $8.8 million and $18.2 million, as of December 31, 2024 and 2023, respectively. During the years ended December 31, 2024 and 2023, the Company accrued net tax expense related to interest and penalties of $2.7 million and $3.1 million, respectively.

The total amount of unrecognized tax benefits relating to the Company’s tax positions is subject to change based on future events including, but not limited to, the settlements of ongoing audits, participation in voluntary disclosure programs, and/or the expiration of applicable statutes of limitations. The Company believes that it is reasonably possible that a decrease of up to $17.6 million in unrecognized tax benefits related to the settlement of certain state and foreign uncertain tax positions may occur within the next 12 months.

STUBHUB HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Company is subject to taxation and files income tax returns in the U.S. federal and state, and foreign jurisdictions. In the U.S., the years from 2020 forward generally remain open and could be subject to examination by the taxing authorities. The Company’s other non-U.S. subsidiaries could be subject to audit in certain jurisdictions as early as 2017.

19.	SEGMENT INFORMATION

Segment Reporting Disclosures

Our CODM, the Chief Executive Officer, manages the Company’s business activities as a single operating and reportable segment at the consolidated level. Accordingly, our CODM uses consolidated net (loss) income to measure segment profit or loss, allocate resources and assess performance. Significant expenses reviewed by the CODM to manage the Company’s operations are at the consolidated level as separately presented in the consolidated statements of operations and include the Company’s cost of revenue (exclusive of depreciation and amortization), operations and support, sales and marketing and general and administrative expenses. Other segment items included in consolidated net (loss) income are depreciation and amortization, interest income, interest expense, other income (expense), net, foreign currency gains (losses), gains (losses) on derivatives, and benefit (provision) for income taxes, which are each separately presented in the consolidated statements of operations.

The CODM reviews consolidated balance sheet information, primarily the amount of cash and cash equivalents at the end of the relevant period, at the consolidated level. Refer to the consolidated balance sheets for these amounts as of December 31, 2024 and 2023. The CODM further reviews information regarding capital expenditures, which is available under the cash flows from investing activities within the Company’s consolidated statements of cash flow for the years ended December 31, 2024, 2023 and 2022.

Entity Wide Disclosures

Revenue—The following table presents the Company’s revenue disaggregated by revenue stream for the years ended December 31, 2024, 2023 and 2022 (in thousands):

	Year Ended December 31,
	2024	2023	2022
Transaction fees	$1,680,820	$1,364,467	$1,028,006
Controlled ticket sales and other revenue	89,825	3,252	8,709

Total revenue	$1,770,645	$1,367,719	$1,036,715

Transaction fees consist of fees charged to buyers, including transaction fees charged on controlled tickets, and sellers of tickets on the Company’s platform, including shipping fees charged to buyers of tickets. Controlled ticket sales and other revenue represent sales of ticket inventory and advertising revenue.

Transaction fees by geography are classified based on the domicile of the Company’s subsidiary that facilitates the transaction. This classification is independent of where the buyers and sellers associated with a transaction reside or are physically located or the location of the event associated with the transaction. A subsidiary of the Company domiciled in Switzerland is responsible for facilitating the Company’s international transactions. There were no international subsidiaries of the Company that represented greater than 10% of total transaction fees during the years ended December 31, 2024 and 2023. Other than the Switzerland domiciled subsidiary, there were no other international subsidiaries of the Company that represented greater than 10% of total transaction fees charged by the Company during the year ended December 31, 2022.

STUBHUB HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following table presents the Company’s transaction fees disaggregated by geography for the years ended December 31, 2024, 2023 and 2022 (in thousands):

	Year Ended December 31,
	2024	2023	2022
Transaction fees
United States	$1,507,248	$1,258,129	$938,148
Switzerland	155,418	129,422	124,669
Rest of world	93,692	40,785	14,127

Total transaction fees before refunds	1,756,358	1,428,336	1,076,944
Refunds	(75,538)	(63,869)	(48,938)

Total transaction fees	$1,680,820	$1,364,467	$1,028,006

Transaction fees recognized during the years ended December 31, 2024, 2023 and 2022 were reduced by reversals of fees previously earned as a result of cash refunds or sales credit for event cancellations, which were comprised of reversals attributable to fees earned by the Company during the years ended December 31, 2024, 2023 and 2022.

Long-Lived Assets—The following table sets forth long-lived assets based on geography (in thousands):

	December 31,
	2024	2023
United States	$6,164	$4,151
Rest of world	350	334

Total	$6,514	$4,485

STUBHUB HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

20.	NET (LOSS) INCOME PER SHARE ATTRIBUTABLE TO COMMON STOCKHOLDERS

The following tables present the calculation of basic and diluted net (loss) income per share attributable to common stockholders (in thousands, except share and per share data):

	Year Ended December 31,
	2024			2023			2022
	Class A	Class B	Class C	Class A	Class B	Class C	Class A	Class B	Class C
Basic net (loss) income per share:
Numerator:
Net (loss) income	$(2,532)	$(228)	$(40)	$366,195	$33,199	$5,807	$(235,705)	$(21,518)	$(3,764)
Undeclared cumulative dividends to preferred stockholders	(47,317)	(4,254)	(744)	(45,746)	(4,147)	(725)	(51,681)	(4,718)	(825)
Undistributed income allocated to participating securities	—	—	—	(2,783)	(253)	(45)	—	—	—

Net (loss) income attributable to common stockholders	$(49,849)	$(4,482)	$(784)	$317,666	$28,799	$5,037	$(287,386)	$(26,236)	$(4,589)

Denominator:
Weighted-average number of shares outstanding, basic	55,056,229	4,950,000	865,756	54,599,213	4,950,000	865,756	54,221,103	4,950,000	865,756

Basic net (loss) income per share attributable to common stockholders	$(0.91)	$(0.91)	$(0.91)	$5.82	$5.82	$5.82	$(5.30)	$(5.30)	$(5.30)

STUBHUB HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Year Ended December 31,
	2024			2023			2022
	Class A	Class B	Class C	Class A	Class B	Class C	Class A	Class B	Class C
Dilutive net (loss) income per share:
Numerator:
Net (loss) income used in basic computation	$(49,849)	$(4,482)	$(784)	$317,666	$28,799	$5,037	$(287,386)	$(26,236)	$(4,589)
Reallocation of net income as a result of conversion of Class B to Class A shares	—	—	—	28,799	—	—	—	—	—
Reallocation of undistributed income allocated to participating securities	—	—	—	150	(533)	(93)	—	—	—

Net (loss) income attributable to common stockholders	$(49,849)	$(4,482)	$(784)	$346,615	$28,266	$4,944	$(287,386)	$(26,236)	$(4,589)

Denominator:
Weighted-average number of shares used in basic computation	55,056,229	4,950,000	865,756	54,599,213	4,950,000	865,756	54,221,103	4,950,000	865,756
Conversion of Class B to Class A shares outstanding	—	—	—	4,950,000	—	—	—	—	—
Dilutive securities	—	—	—	1,148,465	—	—	—	—	—

Weighted-average number of shares outstanding, diluted	55,056,229	4,950,000	865,756	60,697,678	4,950,000	865,756	54,221,103	4,950,000	865,756

Diluted net (loss) income per share attributable to common stockholders	$(0.91)	$(0.91)	$(0.91)	$5.71	$5.71	$5.71	$(5.30)	$(5.30)	$(5.30)

STUBHUB HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following outstanding shares of potentially dilutive securities were excluded from the computation of diluted net (loss) income per share because including them would have had an anti-dilutive effect:

	Year Ended December 31,
Excluded Securities	2024	2023	2022
Stock options to purchase common stock	1,179,252	—	1,319,993
Shares subject to nonrecourse loans not yet repaid or forgiven	—	347,785	705,230
RSUs	3,468	—	—
Common stock warrants	82,997	—	—

Total	1,265,717	347,785	2,025,223

The table above does not include (i) stock options to purchase an aggregate of 1,926,042, 1,926,042 and 1,940,614 shares of Class A Common Stock outstanding as of December 31, 2024, 2023 and 2022, respectively, 1,318, 1,318 and zero shares of restricted stock outstanding as of December 31, 2024, 2023 and 2022, respectively, and 7,719,243, 6,814,496 and 2,477,568 RSUs outstanding as of December 31, 2024, 2023 and 2022, respectively, as these awards are subject to performance conditions that were not probable of vesting as of those dates; and (ii) 518,187 contingently issuable shares of Class A Common Stock that will be issued upon a Qualified IPO in exchange for 20,000 shares of Series I Redeemable Preferred Stock, 32,892 shares of Series J Redeemable Preferred Stock and 24,025 shares of Series M Redeemable Preferred Stock, as based on the estimated fair value of Class A Common Stock as of December 31, 2024.

21.	RELATED PARTY TRANSACTIONS

Andro Capital (“Andro”) is a seller on the Company’s platform and, in the normal course of business, has engaged the Company to list, price and fulfill its tickets on its behalf. The Company’s CEO has an ownership stake in both the Company and Andro. The Company generated fee revenue/(expenses) from tickets sold by Andro of zero, $0.1 million and $0.1 million during the years ended December 31, 2024, 2023 and 2022, respectively. Fee revenue from Andro represented less than 10% of the Company’s revenue. As of December 31, 2024 and 2023, Andro was due $0.1 million and zero, respectively, in other costs and proceeds related to tickets it had sold on the Company’s platform.

Madrone Partners, L.P. and their affiliates (“Madrone”), are holders of more than 5% of the Company’s outstanding common stock. In March 2023, Madrone purchased 51,111 shares of Series L Redeemable Preferred Stock from the Company at an original issue price of $1,000.00 per share for aggregate gross proceeds of $51.1 million. In addition to and simultaneously with the issuance and sale of Series L Redeemable Preferred Stock, Madrone purchased 1,111,111 shares of Class A Common Stock at $44.00 per share from existing stockholders of the Company. The Company did not participate in the Class A Common Stock purchase from existing stockholders but assigned its right of first offer to Madrone.

In March 2024, PointState Capital and their affiliates (“PointState”) purchased 133,333 shares of Class A Common Stock from an employee of the Company through a secondary sale in which the Company waived its right of first offer. PointState became a holder of more than 5% of the Company’s Common Stock after the closing of the secondary sale.

In June 2024, certain employees of the Company, members of Company’s board of directors and existing stockholders that are holders of more than 5% of the Company’s Common Stock purchased 5,900 shares of Series M Redeemable Preferred Stock from the Company at an original issue price of $1,000.00 per share for aggregate gross proceeds of $5.9 million.

STUBHUB HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

22.	SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 20, 2025, the date these consolidated financial statements were available to be issued, and has determined that other than the event described elsewhere in Note 10—Long-Term Debt Obligations, no subsequent events require disclosure in the consolidated financial statements.

Events Subsequent to the Original Issuance of the Consolidated Financial Statements (Unaudited)

In connection with the reissuance of the consolidated financial statements, the Company has evaluated subsequent events from February 21, 2025 through March 21, 2025, the date the consolidated financial statements were available to be reissued, and has determined that the following subsequent event requires disclosure in the consolidated financial statements.

On March 21, 2025, the Company amended the Warrants agreement by (i) removing the distinction of common stock warrants between Advisory and Initiative Warrants; (ii) decreasing the number of common stock warrants authorized to 71,141; (iii) issuing an incremental 11,857 unvested common stock warrants; and (iv) modifying the vesting dates of the remaining unvested common stock warrants to be on March 21, 2025. The decrease in common stock warrants authorized under the Warrants agreement was in exchange for an aggregate cash payment of $7.0 million payable by the Company to a non-employee in installments on December 31, 2025, 2026 and 2027, subject to continued advisory services provided by the non- employee from the amendment date through the payment dates.

    Shares

Class A Common Stock

Prospectus

    , 2025

J.P. Morgan	Goldman Sachs & Co. LLC

BofA Securities	Evercore ISI	BMO Capital Markets	Mizuho	TD Cowen	Truist Securities	Wolfe | Nomura Alliance

Citizens Capital Markets	Oppenheimer & Co. Wedbush Securities	PNC Capital Markets LLC

Through and including    , 2025 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses payable by the Registrant in connection with this registration statement and this offering. All amounts shown are estimates except for the SEC registration fee, FINRA filing fee and the exchange listing fee.

Amount Paid or to Be Paid
SEC registration fee		$15,310
FINRA filing fee		15,500
Exchange listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Custodian, transfer agent and registrar fees and expenses		*
Other advisor fees		*
Miscellaneous expenses		*

Total	$	*

*	To be provided by amendment.

Item 14. Indemnification of Directors and Officers

As permitted by Section 102 of the Delaware General Corporation Law, we expect to adopt provisions in our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective immediately prior to the completion of this offering, that limit or eliminate the personal liability of our directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any act related to unlawful stock repurchases, redemptions or other distributions or payment of dividends; or

•	any transaction from which the director derived an improper personal benefit.

These limitations of liability do not affect the availability of equitable remedies such as injunctive relief or rescission. Our amended and restated certificate of incorporation will also authorize us to indemnify our officers, directors and other agents to the fullest extent permitted under Delaware law.

As permitted by Section 145 of the Delaware General Corporation Law, our amended and restated bylaws will provide that:

•	we may indemnify our directors, officers and employees to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions;

•

we may advance expenses to our directors, officers and employees in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions; and

•	the rights provided in our amended and restated bylaws are not exclusive.

Our amended and restated certificate of incorporation and our amended and restated bylaws will provide for the indemnification provisions described above and elsewhere herein. We have entered or will enter into, and intend to continue to enter into, separate indemnification agreements with our directors and officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements generally require us, among other things, to indemnify our officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct. These indemnification agreements also generally require us to advance any expenses incurred by the directors or officers as a result of any proceeding against them as to which they could be indemnified. These indemnification provisions and the indemnification agreements may be sufficiently broad to permit indemnification of our officers and directors for liabilities, including reimbursement of expenses incurred, arising under the Securities Act of 1933, as amended (the “Securities Act”).

We have purchased and currently intend to maintain insurance on behalf of each and every person who is or was a director or officer of the registrant against any loss arising from any claim asserted against him or her and incurred by him or her in any such capacity, subject to certain exclusions.

Item 15. Recent Sales of Unregistered Securities

Set forth below is information regarding all securities issued by the Registrant without registration under the Securities Act since January 1, 2022.

Plan Related Issuances

•

We have issued and sold to our employees, consultants and directors an aggregate of 131,811 shares of our Class A common stock upon the exercise of stock options under our 2015 Stock Option Plan at a weighted-average exercise price of $12.87 and aggregate consideration of approximately $1.7 million.

•

We have granted to our employees, consultants, directors and other service providers restricted stock and restricted stock units, representing an aggregate of 7,213,772 shares of our Class A common stock under our 2022 Stock Option Plan.

Sales of Redeemable Preferred Stock

•

On March 30, 2023, we issued and sold an aggregate of 115,000 shares of Series L redeemable preferred stock at a purchase price of $1,000 per share to two accredited investors, for an aggregate purchase price of $115.0 million.

•

On June 18, 2024, we issued and sold an aggregate of 24,025 shares of Series M redeemable preferred stock at a purchase price of $1,000 per share to 25 accredited investors, for an aggregate purchase price of $24.0 million.

Issuances of Class A Common Stock

•	On April 7, 2022, we issued and sold a total of 7,905 shares of Class A common stock to an accredited investor at a price per share of $253.02, for a purchase price of $2.0 million.

•

On May 18, 2022, we entered into a purchase agreement with 13 accredited investors, pursuant to which we issued and sold an aggregate of 4,664 shares of our Class A common stock at a price per share of $253.02 for a total purchase price of $1.2 million, which such shares were issued between May 2022 and June 16, 2022.

Warrants for Class A Common Stock

•

On March 10, 2023, we issued 51,379 warrants to a consultant to purchase an aggregate of 51,379 shares of our Class A common stock in connection with a consulting agreement at an exercise price of $0.01 per share.

•	On October 31, 2024, we issued 15,808 shares of Class A common stock in connection with the cashless exercise of warrants issued to a consultant at an exercise price of $0.01 per share.

•

On December 31, 2024, we issued 7,905 warrants to a consultant to purchase an aggregate of 7,905 shares of our Class A common stock upon the satisfaction of certain performance milestones in connection with a consulting agreement at an exercise price of $0.01 per share.

•	On January 27, 2025, we issued 19,760 shares of Class A common stock in connection with the cashless exercise of warrants issued to a consultant at an exercise price of $0.01 per share.

•

On March 21, 2025, we issued (i) 11,857 warrants to a consultant to purchase an aggregate of 11,857 shares of our Class A common stock; and (ii) 35,568 shares of Class A common stock in connection with the cashless exercise of warrants, both issued in connection with a consulting agreement at an exercise price of $0.01 per share.

The issuances of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act or Regulation D promulgated thereunder or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. Individuals who purchased securities as described above represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates issued in such transactions. None of the foregoing transactions involved any underwriters, underwriting discounts or commissions or any public offering.

Item 16. Exhibits and Financial Statement Schedules

(a)  Exhibits

The exhibit index attached hereto is incorporated herein by reference.

(b)  Financial Statement Schedules.

No financial statement schedules are provided because the information called for is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings

The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act.

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

INDEX TO EXHIBITS

The following exhibits are filed as part of this registration statement.

Exhibit No.

1.1*	Form of Underwriting Agreement.

3.1	Amended and Restated Certificate of Incorporation of the Registrant, as currently in effect.

3.2	Form of Amended and Restated Certificate of Incorporation of the Registrant, immediately prior to the completion of this offering.

3.3	Bylaws of the Registrant, as currently in effect.

3.4	Form of Amended and Restated Bylaws of the Registrant, immediately prior to the completion of this offering.

4.1	Reference is made to exhibits 3.1 through 3.4.

4.2	Specimen Stock Certificate of the Registrant evidencing the shares of Class A common stock.

4.3	Eighth Amended and Restated Investors’ Rights Agreement, dated as of December 20, 2019, by and among the Registrant and certain of its stockholders.

4.4*	Stockholders’ Rights Agreement.

5.1*	Opinion of Latham & Watkins LLP.

10.1	Credit Agreement, dated February 13, 2020, by and among PUG, LLC, the Registrant, JPMorgan Chase Bank, N.A., and each L/C Issuer and lender from time-to-time party thereto.

10.2	Incremental Facility Amendment No. 1 to the Credit Agreement, dated August 24, 2020, by and among PUG, LLC, the Registrant, JPMorgan Chase Bank, N.A., and each L/C Issuer and lender from time-to-time party thereto.

10.3	Refinancing Amendment No. 2 to the Credit Agreement, dated July 26, 2021, by and among PUG, LLC, the Registrant, JPMorgan Chase Bank, N.A., and each L/C Issuer and lender from time-to-time party thereto.

10.4	Amendment No. 3 to the Credit Agreement, dated March 13, 2023, by and between StubHub Holdco Sub, LLC (f/k/a PUG, LLC) and JPMorgan Chase Bank, N.A.

10.5	Amendment No. 4 to the Credit Agreement, dated March 15, 2024, by and among StubHub Holdco Sub, LLC (f/k/a PUG, LLC), the Registrant, JPMorgan Chase Bank, N.A., each Term B Lender, Term B-2 Lender and other Lender party thereto, the L/C Issuer and the Swing Line Lender.

10.6	Amendment No. 5 to the Credit Agreement, dated June 27, 2024, by and among StubHub Holdco Sub, LLC (f/k/a PUG, LLC), the Registrant, JPMorgan Chase Bank, N.A., each Revolving Credit Lender and L/C Issuer party thereto and the Swing Line Lender.

10.7	Amendment to Amendment No. 5 to the Credit Agreement, dated January 2, 2025, by and among StubHub Holdco Sub, LLC (f/k/a PUG, LLC), the Registrant, JPMorgan Chase Bank, N.A., each Revolving Credit Lender and L/C Issuer party thereto and the Swing Line Lender.

10.8	Amendment No. 6 to the Credit Agreement, dated November 26, 2024, by and among StubHub Holdco Sub, LLC (f/k/a PUG, LLC), the Registrant and JPMorgan Chase Bank, N.A.

10.9	2012 Restricted Stock Unit Plan, as amended.†

10.10	Form of Restricted Stock Unit Grant Notice and Agreement under 2012 Restricted Stock Unit Plan.†

10.11	2015 Stock Option Plan.†

Exhibit No.

10.12	Form of Stock Option Grant under 2015 Stock Option Plan.†

10.13*	Amended and Restated 2022 Omnibus Incentive Award Plan.†

10.14*	Form of Stock Option Grant Notice and Agreement under Amended and Restated 2022 Omnibus Incentive Award Plan.†

10.15*	Form of Restricted Stock Unit Notice and Agreement under Amended and Restated 2022 Omnibus Incentive Award Plan.†

10.16*	2025 Employee Stock Purchase Plan.†

10.17	Form of Indemnification Agreement for Directors and Officers.

10.18	Employment Agreement between Pugnacious Endeavors, Inc. and Nayaab Islam, dated December 17, 2018.

10.19	Amendment No. 1 to Employment Agreement between Pugnacious Endeavors, Inc. and Nayaab Islam, dated July 28, 2020.

10.20	Amendment No. 2 to Employment Agreement between Pugnacious Endeavors, Inc. and Nayaab Islam, dated December 23, 2020.

10.21	Omnibus Agreement between the Registrant and Nayaab Islam, dated February 20, 2023.

10.22	Employment Agreement between the Registrant and Connie James, dated June 26, 2023.

10.23	Employment Agreement between the Registrant and Mark Streams, dated October 16, 2023.

10.24	Offer Letter between Registrant and Artem Yegorov, dated February 7, 2022, as subsequently amended.

10.25	Amended and Restated Offer Letter Agreement between the Registrant and Jeffrey Blackburn, dated September 13, 2023.

10.26	Letter Agreement between the Registrant and Rajini Sundar Kodialam, dated November 30, 2023

10.27	Letter Agreement between the Registrant and Sameer Bhargava, dated May 7, 2024.

10.28	Amended and Restated Letter Agreement between the Registrant and Jeremy Levine, dated March 19, 2025.

10.29	Letter Agreement between the Registrant and Thomas A. Patterson, dated May 22, 2024.

10.30	Non-Employee Director Compensation Policy.

10.31	Governance Side Letter by and among the Registrant, Eric Baker, Madrone Partners, LP and Bessemer Ventures Partners Century Fund L.P., dated February 13, 2020.

21.1	List of Subsidiaries of the Registrant.

23.1*	Consent of Latham & Watkins LLP (included in Exhibit 5.1).

23.2	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.

23.3	Consent of CoLab, LLC.

24.1	Powers of Attorney (included in the signature pages to this registration statement).

99.1	Consent of Jeffrey Blackburn.

99.2	Consent of Rajini Sundar Kodialam.

99.3	Consent of Thomas A. Patterson.

107	Filing Fee Table.

*	To be filed by amendment.
†	Indicates a management contract or compensatory plan.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of New York, state of New York, on March 21, 2025.

STUBHUB HOLDINGS, INC.

By:	/s/ Eric H. Baker
Eric H. Baker
Chief Executive Officer

We, the undersigned directors and officers of the Registrant, hereby severally constitute and appoint Eric H. Baker, Connie James and Mark Streams, and each of them singly, our true and lawful attorneys, with full power to them, and to each of them singly, to sign for us and in our names in the capacities indicated below, the registration statement on Form S-1 filed herewith, and any and all pre-effective and post-effective amendments to said registration statement, and any registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, in connection with the registration under the Securities Act of 1933, as amended, of equity securities of the Registrant, and to file or cause to be filed the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as each of us might or could do in person, and hereby ratifying and confirming all that said attorneys, and each of them, or their substitute or substitutes, shall do or cause to be done by virtue of this Power of Attorney.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Eric H. Baker Eric H. Baker	Founder, Chairman and Chief Executive Officer (Principal Executive Officer)	March 21, 2025

/s/ Connie James Connie James	Chief Financial Officer (Principal Financial Officer)	March 21, 2025

/s/ Scott Fitzgerald Scott Fitzgerald	Principal Accounting Officer	March 21, 2025

/s/ Mark Streams Mark Streams	Executive Vice Chairman, General Counsel and Director	March 21, 2025

/s/ Sameer Bhargava Sameer Bhargava	Director	March 21, 2025

/s/ Jeremy Levine Jeremy Levine	Director	March 21, 2025